   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 13, 1995

                                             REGISTRATION STATEMENT NO. 33-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------
                                    FORM S-2
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                            ------------------------
                             FOREST OIL CORPORATION
             (Exact name of registrant as specified in its charter)

           NEW YORK                   25-0484900
 (State or other jurisdiction      (I.R.S. Employer
              of
incorporation or organization)    Identification No.)

                           1600 BROADWAY, SUITE 2200
                             DENVER, COLORADO 80202
                                 (303) 812-1400
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                           --------------------------

                               DANIEL L. MCNAMARA
                        CORPORATE COUNSEL AND SECRETARY
                             FOREST OIL CORPORATION
                           1600 BROADWAY, SUITE 2200
                             DENVER, COLORADO 80202
                                 (303) 812-1400
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                           --------------------------

                                   COPIES TO:

               Alan P. Baden                                Jonathan I. Mark
           Vinson & Elkins L.L.P.                       Cahill Gordon & Reindel
           2300 First City Tower                             80 Pine Street
                1001 Fannin                             New York, New York 10005
            Houston, Texas 77002

                           --------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.
                           --------------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                           --------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                PROPOSED MAXIMUM  PROPOSED MAXIMUM
           TITLE OF EACH CLASS OF               AMOUNT TO BE     OFFERING PRICE      AGGREGATE         AMOUNT OF
        SECURITIES TO BE REGISTERED              REGISTERED         PER UNIT       OFFERING PRICE   REGISTRATION FEE
Common Stock................................     69,000,000          $2.69*        $185,610,000*        $64,004*

* Estimated pursuant to Rule 457(c) solely for purposes of computing the registration fee based upon the average of the high and low prices of the Common Stock, as reported on the Nasdaq National Market, as of December 8, 1995.
                           --------------------------

    THE REGISTRANT HEREBY AMENDS THE REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

EXPLANATORY NOTE

    The Company has submitted a proposal to its shareholders to effect a reverse stock split of its outstanding Common Stock. The proposal would cause each share of Common Stock to be converted into one fifth of a share of Common Stock. The proposal is scheduled for consideration at a special meeting of shareholders to be held in January 1996. The share information in this Registration Statement and the prospectus included herein will be amended prior to the date on which preliminary prospectuses are distributed to reflect the proposal when adopted.

                             FOREST OIL CORPORATION

                            ------------------------

                             CROSS REFERENCE SHEET
                 SHOWING LOCATION IN PROSPECTUS OF INFORMATION
                              REQUIRED BY FORM S-2

       1.  Forepart of the Registration Statement and
            Outside Front Cover Page of Prospectus...  Outside front cover page

       2.  Inside Front and Outside Back Cover Pages   Inside front cover page, outside back
            of Prospectus............................  cover page

       3.  Summary Information, Risk Factors and
            Ratio of Earnings to Fixed Charges.......  Prospectus Summary, Risk Factors

       4.  Use of Proceeds...........................  Use of Proceeds

       5.  Determination of Offering Price...........  Not Applicable

       6.  Dilution..................................  Not Applicable

       7.  Selling Security Holders..................  Principal and Selling Shareholders

       8.  Plan of Distribution......................  Outside front cover page, Underwriting

       9.  Description of Securities to be
            Registered...............................  Outside front cover page, Prospectus
                                                        Summary, Dividend Policy, Description of
                                                        Capital Stock

      10.  Interests of Named Experts and Counsel....  Legal Opinions, Experts

      11.  Information with Respect to Registrant....  Prospectus Summary, The Company,
                                                        Capitalization, Price Range of Common
                                                        Stock, Dividend Policy, Selected
                                                        Financial and Operating Data,
                                                        Management's Discussion and Analysis of
                                                        Financial Condition and Results of
                                                        Operations, Business and Properties, The
                                                        Anschutz and JEDI Transactions,
                                                        Description of Capital Stock,
                                                        Consolidated Financial Statements

      12.  Incorporation of Certain Information by
            Reference................................  Inside front cover page

      13.  Disclosure of Commission Position on
            Indemnification for Securities Act
            Liabilities..............................  Not Applicable

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                             SUBJECT TO COMPLETION
                               DECEMBER 13, 1995

PROSPECTUS

60,000,000 SHARES
                                                                       [LOGO]
FOREST OIL CORPORATION

COMMON STOCK
($.10 PAR VALUE)

Of the 60,000,000 shares of Common Stock, $.10 par value per share (the "Common Stock"), of Forest Oil Corporation (the "Company") being offered hereby (this "Offering"), 54,700,000 are being issued and sold by the Company and 5,300,000 shares are being sold by Saxon Petroleum, Inc., the Selling Shareholder (as hereinafter defined), a Canadian corporation in which the Company holds a 56% economic (49% voting) interest. See "Principal and Selling Shareholders."

The Common Stock is quoted on the Nasdaq National Market ("Nasdaq/NMS") under the symbol "FOIL." On January , 1996, the last reported sale price of the
Common  Stock was  $         per  share. See  "Price Range of  Common Stock" and
"Description of Capital Stock."

SEE "RISK FACTORS" ON PAGE 10 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------------------
                                                                               PROCEEDS TO
                                   PRICE TO      UNDERWRITING    PROCEEDS TO   SELLING
                                   PUBLIC        DISCOUNT        COMPANY(1)    SHAREHOLDER(1)
Per Share........................  $             $               $             $
Total(2).........................  $             $               $             $
-------------------------------------------------------------------------------------------

(1) Before deducting expenses payable by the Company estimated at $         .

(2)  The Company has granted the Underwriters  a 30-day option to purchase up to shares of Common Stock at the Price to Public, less Underwriting Discount, solely to cover over-allotments, if any. If the Underwriters exercise such option in full, the total Price to Public, Underwriting Discount and Proceeds to Selling Shareholder will be $ , $ , and
    $     , respectively. See "Underwriting."

The Common Stock is offered subject to receipt and acceptance by the Underwriters, to prior sales and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the certificates representing the Common Stock will be made at the office of Salomon Brothers Inc, Seven World Trade Center, New York, New York, or through the facilities of The Depository Trust Company,
on or about          , 1996.

SALOMON BROTHERS INC

          DILLON, READ & CO. INC.

                     MORGAN STANLEY & CO.
                            INCORPORATED
                                                          CHASE SECURITIES, INC.

The date of this Prospectus is             , 1996.

                                 [MAP TO COME]

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ/NMS. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANYTIME.

                               PROSPECTUS SUMMARY

    THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND CONSOLIDATED FINANCIAL STATEMENTS (INCLUDING THE NOTES THERETO) APPEARING ELSEWHERE IN THIS PROSPECTUS AND IN THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE. AS USED HEREIN, THE "COMPANY" OR "FOREST" MEANS FOREST OIL CORPORATION AND ITS CONSOLIDATED SUBSIDIARIES UNLESS THE CONTEXT REQUIRES OTHERWISE. UNLESS OTHERWISE INDICATED, THE INFORMATION IN THIS PROSPECTUS ASSUMES THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTION WILL NOT BE EXERCISED. SEE "CERTAIN DEFINITIONS" FOR DEFINITIONS OF CERTAIN OIL AND GAS INDUSTRY TERMS USED IN THIS PROSPECTUS.

                                  THE COMPANY

GENERAL

    Forest is an independent natural gas and oil company focused on the exploitation and development of its existing property base, primarily located both onshore and offshore in the United States. The Company is also engaged in the exploration for natural gas and oil primarily through internally generated prospects promoted to industry partners and through farmouts. The Company, which is a successor to a company founded in 1916, has extensive operating experience in most of the major producing regions of the United States and Canada. From January 1, 1992 through December 31, 1994, the Company acquired approximately 212 Bcfe of estimated proved oil and gas reserves with significant exploitation and development potential which, due to the Company's capital constraints, has not been fully realized. The Company's assets include an under-exploited property base and a substantial geophysical and geological database including 2-D seismic surveys covering approximately 425,000 miles, 3-D seismic surveys covering over 300,000 acres and approximately 380,000 well logs.

    The Company is developing a new core area of operations in Western Canada. While the Company currently has no significant operations in Canada, it has operated in Canada for over 35 years. The Company recently entered into an agreement (the "ATCOR Agreement") to acquire ATCOR Resources, Ltd. ("ATCOR"), a Canadian corporation engaged in oil and gas exploration and production in Western Canada and the marketing and processing of natural gas. In addition, the Company recently acquired a controlling interest in Saxon Petroleum, Inc. ("Saxon"), an Alberta, Canada corporation primarily engaged in oil and gas exploration and production in Western Canada. See "-- Recent Developments -- Canadian Acquisitions" below.

    The Company's principal reserves and producing properties are currently located in the Gulf of Mexico, Texas and Oklahoma. The Company operates 43 platforms in the Gulf of Mexico. At December 31, 1994, the Company's estimated proved reserves of 292 Bcfe consisted of 247 Bcf of natural gas (approximately 85% of total estimated proved reserves on an Mcfe basis) and 7.5 MMbbls of oil and condensate (including amounts attributable to volumetric production payments). Approximately 81% of total estimated proved reserves were classified as proved developed reserves. At December 31, 1994, the Company had interests in 616 gross wells and operated properties accounting for approximately 74% of its daily production, which averaged 157 MMcfe/d for the twelve month period ended December 31, 1994. The Company's present value of estimated future net cash flows after income taxes from its estimated proved reserves (utilizing a 10% discount rate) at December 31, 1994 was $230.1 million, approximately 62% of which was attributable to estimated proved reserves located in the Gulf of Mexico. On a pro forma basis including the ATCOR and Saxon acquisitions, the Company had estimated proved reserves of 505.3 Bcfe at December 31, 1994 (approximately 26% oil, condensate and natural gas liquids) with an estimated present value of future net cash flows after income taxes from its estimated proved reserves (utilizing a 10% discount rate) of $340.4 million. See "-- Recent Developments -- Canadian Acquisitions" below.

    On July 27, 1995, The Anschutz Corporation ("Anschutz") purchased equity securities of the Company for $45.0 million, and the Company restructured $62.4 million of indebtedness to Joint Energy Development Investments Limited Partnership ("JEDI"). As a result of these transactions,

Anschutz currently owns approximately 40% of the outstanding Common Stock of the Company, and the Company's liquidity has significantly improved. See "-- Recent Developments -- Anschutz and JEDI Transactions" below.

BUSINESS STRATEGY

    The Company's long term objective is to maximize its value through sustained growth of its oil and gas reserves, production at reasonable costs and achievement of high margins with respect to its production, while minimizing operating and financial risk. The Company's strategy for achieving this objective includes:

    OPERATIONS STRATEGY

    - EXPLOITATION AND DEVELOPMENT OF EXISTING PROPERTIES. The Company pursues workovers, recompletions, secondary recovery operations and other production optimization techniques on its properties to minimize normal production declines. The Company has identified 41 exploitation projects requiring approximately $25.5 million of capital. Further, the Company has identified 80 development projects requiring approximately $23.3 million of capital (exclusive of $9 and $4 million of development expenditures for ATCOR and Saxon, respectively) to bring a portion of the Company's proved undeveloped reserves into production. Of the foregoing amounts, the Company has budgeted $12.4 million and $10.4 million, respectively in 1996.

    - COST EFFECTIVE EXPLORATION. To augment its exploration program, the Company began, in 1995, to generate exploratory prospects by establishing small "franchise" teams of contract geologists and geophysicists with substantial experience in a defined geographic area. These consultants are provided office space and support services as well as access to the Company's geological and geophysical databases and are compensated primarily with pre-negotiated overriding royalty interests in prospects generated. The Company currently has five franchise teams working on both offshore and onshore prospects. To date, this approach has generated two prospects that are scheduled for drilling over the next several months. In this manner, Forest limits its overhead costs associated with exploration and utilizes its extensive database to generate prospects and increase its exploration activity level. The Company also conducts exploration for oil and gas on its existing property base. In 1995, Forest farmed out 14 prospects on which wells were drilled at a gross cost of $31.4 million and at no net cost to the Company. The Company estimates that it added a total of 3.6 Bcfe of proved reserves to its reserve base from these wells. The Company's goal is to minimize the capital committed to its undeveloped lease inventory by evaluating properties as quickly as possible and maintaining an inventory that can be evaluated in no more than a one to two year period.

    - ACQUISITION OF PRODUCING PROPERTIES. After acquiring approximately 212 Bcfe of estimated proved oil and gas reserves in the United States from 1992 to 1994, the Company has recently shifted its focus to acquisitions in Western Canada. The Company believes that the Canadian market currently provides a more attractive environment for acquisitions of oil and gas reserves than the U.S. market due to favorable Canadian asset valuations and competitive conditions resulting in rising acquisition prices in the U.S. The Company has recently entered into an agreement to acquire ATCOR, a publicly held Canadian oil and gas company, for approximately $135 million. Of this amount, approximately $110 million is allocated to oil and gas properties. On a pro forma basis as of December 31, 1994, ATCOR would have added estimated proved reserves of 10.5 MMbbls of oil, condensate and natural gas liquids and 106.1 Bcf of natural gas to the Company's reserve base. The Company also recently acquired a controlling interest in Saxon, a publicly traded Canadian oil and gas company, which had estimated proved reserves of 4.2 MMbbls of oil and condensate and 18.7 Bcf of natural gas at December 31, 1994. The Company believes that the ATCOR and Saxon acquisitions enhance the Company's ability to capitalize on future acquisition opportunities in Western Canada.

       See "-- Recent Developments -- Canadian Acquisitions" below. In Canada and throughout North America, Forest focuses on acquisitions of producing properties that substantially meet its selection criteria, which include
       (a) location in a core area of operations or establishment of a new core area through the acquisition of a significant property base providing a critical mass, (b) attractive purchase price, (c) significant potential for increasing reserves and production through low risk exploitation and development, and (d) opportunities for improved operating efficiencies. In Canada, Forest also attempts to ensure that all gas properties have sufficient owned plant capacity to provide adequate access to markets.

    FINANCIAL STRATEGY

    - REDUCING LEVERAGE. The Company's financial strategy focuses on reducing financial risk principally through deleveraging its capital structure and hedging oil and gas price risk. As of December 31, 1994, debt represented 97.8% of the Company's book capitalization. This percentage fell to 83.8% as of September 30, 1995, following the closing of the Anschutz and JEDI Transactions. See "-- Recent Developments -- Anschutz and JEDI Transactions" below. While these transactions were important steps toward deleveraging, the Company's long-term goal is to reduce debt to a level below 50% of total capitalization. As a result of this offering and following the ATCOR acquisition, debt as a percent of capitalization is expected to be reduced to approximately 55% on a pro forma basis.

    -  HEDGING  STRATEGY.    The  Company's  hedging  strategy  encompasses both
       defensive and strategic hedges. Defensive hedges are executed to stabilize the Company's cash flow over the next 12 to 24 months in order to facilitate financial planning and budgeting and allow a consistent capital expenditure program. Strategic hedges are longer term and are designed to protect the Company's profitability and return on assets and to provide assurance of the repayment of nonrecourse debt. At current oil and natural gas prices, the Company's hedging program is focused primarily on defensive hedges. However, strategic hedges will be considered as part of any future acquisition. As of December 31, 1995, approximately 38.9 Bcfe of the Company's oil and gas reserves were hedged. Of this total hedged volume, 18.4 Bcfe and 11.3 Bcfe are hedged for 1996 and 1997, respectively.

                                  THE OFFERING

Common Stock offered by:
  The Company.................................  shares (1)
  Selling Shareholder.........................  shares
Common Stock outstanding before this
 offering.....................................  shares (2)(3)
Common Stock outstanding after this
 offering.....................................  shares (1)(2)(3)
Use of proceeds...............................  Substantially all  of the  proceeds will  be used  to pay  the costs and  expenses of the
                                                 ATCOR acquisition, repay bank  indebtedness
                                                 and    for   general   corporate   purposes
                                                 including  working  capital.  Substantially
                                                 all  of  the  proceeds  to  be  received by
                                                 Saxon, the  Selling  Shareholder,  will  be
                                                 used  to repay bank  indebtedness. See "Use
                                                 of Proceeds."
Nasdaq/NMS symbol for Common Stock............  FOIL

------------------------
(1) Does not include up to          shares of Common Stock which may be sold  by
    the Company pursuant to the Underwriters' over-allotment option.

(2) In January 1996, the Company's shareholders adopted a proposal to effect a reverse stock split of the Company's outstanding Common Stock. The proposal caused each share of Common Stock to be converted into one fifth of a share of Common Stock.

(3) Based on the number of shares of Common Stock outstanding at November 15, 1995. Does not include a total of 51,278,765 shares reserved for issuance and represented by 3,059,000 shares issuable upon exercise of outstanding stock options, 1,244,715 shares issuable upon exercise of the Company's Public Warrants (as defined herein), 19,444,444 shares issuable upon the exercise of the Company's A Warrants (as defined herein), 11,250,000 shares issuable upon the exercise of the Company's B Warrants (as defined herein), 10,080,606 shares issuable upon conversion of the Company's $.75 Convertible Preferred Stock (as defined herein) and 6,200,000 shares issuable upon conversion of the Company's Second Series Preferred Stock (as defined herein). See "Description of Capital Stock."

                              RECENT DEVELOPMENTS

CANADIAN ACQUISITIONS

    ATCOR. The Company has entered into the ATCOR Agreement with ATCOR, and two of the controlling stockholders of ATCOR who own collectively 45% of the common stock of ATCOR and who have agreed to vote their shares in favor of the acquisition. Pursuant to the ATCOR Agreement, the Company has agreed to acquire all of the outstanding capital stock of ATCOR for an aggregate cash consideration of approximately $186 million Cdn (or approximately $135 million in U.S. dollars, assuming an exchange rate of $1.38 Cdn to $1.00 U.S.). The closing of the acquisition is subject to certain conditions, including obtaining certain Canadian regulatory approvals, the approval of the holders of both classes of the outstanding capital stock of ATCOR and the completion of this offering. A meeting of the shareholders of ATCOR to consider approval of the acquisition is expected to occur on January , 1996. The Company will use substantially all of the net proceeds of this offering to pay the costs and expenses of the ATCOR acquisition, the closing of which is expected to occur immediately following the closing of this offering. (See "Business and Properties -- ATCOR Acquisition.")

    ATCOR is engaged in oil and gas exploration and production and the marketing and processing of natural gas. ATCOR's principal reserves and producing properties are located in the Canadian provinces of Alberta, British Columbia and Saskatchewan. At December 31, 1994, ATCOR's natural gas liquids and estimated proved reserves of 168.9 Bcfe consisted of 10.5 MMbbls of oil, condensate and natural gas liquids and 106.1 Bcf of natural gas. See "Business and Properties -- ATCOR Acquisition."

    SAXON TRANSACTION. On December 20, 1995, the Company acquired a controlling interest in Saxon, an oil and gas exploration and production company headquartered in Calgary, Alberta, Canada, which commenced operations in March 1990. Saxon is focused on exploitation and step-out drilling primarily in Alberta. Principal reserves and producing properties are located in three project areas in western and northwestern Alberta in the Pembina, Bigoray and Kaybob South fields. At December 31, 1994, Saxon's estimated proved reserves of
44.1 Bcfe consisted of 4.2 MMbbls of oil, condensate and natural gas liquids and
18.7 Bcf of natural gas.

    In the transaction, Forest acquired common stock and warrants of Saxon, consisting of an approximate 63% ownership of Saxon on a fully diluted basis in exchange for a total of 5.3 million shares of Forest Common Stock, all of which are being offered for sale hereby, and approximately $1.1 million.

    It is Forest's present intention that ATCOR and Saxon will initially operate as separate entities under separate Canadian management. Forest will operate ATCOR as a wholly owned subsidiary and will be entitled to elect a majority of the Saxon Board of Directors. Saxon will continue to be a public company.

ANSCHUTZ AND JEDI TRANSACTIONS.

    On July 27, 1995, Anschutz purchased securities of the Company for $45.0 million and the Company restructured $62.4 million of indebtedness to JEDI. Anschutz purchased 18,800,000 shares of Common Stock and shares of the Company's Second Series Convertible Preferred Stock (the "Second Series Preferred Stock") that are convertible into 6,200,000 additional shares of Common Stock for a total consideration of $45 million, or $1.80 per share. The Anschutz investment was made in two closings. In the first closing, Anschutz loaned the Company $9.9 million. At the second closing, Anschutz converted the loan into 5,500,000 shares of Common Stock and purchased an additional 13,300,000 shares of Common Stock, the Second Series Preferred Stock and the A Warrants described below for $35.1 million. At the second closing, Anschutz also received from JEDI an option to purchase from JEDI up to 11,250,000 shares of common stock that JEDI may acquire from the Company upon exercise of the B Warrants described below.
Anschutz acquired approximately 40% of the then outstanding Common Stock. Subject to a 40% ownership limitation, and in any event after July 27, 2000, Anschutz could acquire an additional 6,200,000 shares of Common Stock by converting the Second Series Preferred Stock. In addition, subject to the 40% limitation, Anschutz has the right to acquire an additional 30,694,444 shares of Common Stock, 19,444,444 shares by the exercise of warrants at a price of $2.10 per share (the "A Warrants") and 11,250,000 shares by exercise of an option from JEDI at an initial exercise price of $2.00 per share. The A Warrants expire January 27, 1997, but such expiration may be extended to July 27, 1998 under certain circumstances. In connection with the Anschutz transaction, Anschutz and the Company entered into a shareholders agreement restricting the voting rights of the Company's Common Stock acquired by Anschutz. See "The Anschutz and JEDI Transactions."

    As a part of the restructuring of the JEDI indebtedness, the JEDI loan was divided into two tranches, a $40 million tranche, which bears interest at the rate of 12.5% per annum and is due on December 31, 2000, and an approximately $22 million tranche, which does not bear interest and matures on December 31, 2002. In the restructuring, JEDI relinquished the net profits interest that it held in certain Forest properties and received the B Warrants described below. As a result of the loan restructuring and the issuance of the B Warrants described below, the Company reduced the recorded amount of the related liability to approximately $45 million, extended maturities of certain JEDI indebtedness and expects a reduction of interest expense of approximately $2.0 million per year. See "The Anschutz and JEDI Transactions."

    As part of the restructuring, JEDI received warrants to purchase 11,250,000 shares of the Common Stock with an exercise price of $2.00 per share (the "B Warrants"). Until July 27, 1998, the B Warrants may be exercised only on the dates and in the respective numbers of shares required to be delivered by JEDI to Anschutz pursuant to the exercise of the option granted by JEDI to Anschutz. The Company has agreed to use the proceeds from the exercise of the A Warrants and the B Warrants to repay principal and interest on the JEDI loan. The B Warrants expire on the earlier of December 31, 2002 or 36 months following exercise of the Company's option to convey properties in satisfaction of the JEDI indebtedness.

               SUMMARY PRO FORMA OIL AND GAS RESERVE INFORMATION

    The following table sets forth summary pro forma information with respect to estimates of proved oil and gas reserves of the Company, ATCOR and Saxon and the standardized measure of discounted future net cash flows (discounted at 10%) for these reserves as of December 31, 1994. For additional information relating to reserves, see "Risk Factors -- Ceiling Limitation Writedowns" and "-- Reliance on Reserve Estimates", "Business and Properties -- Pro Forma Oil and Gas
Reserves" and Note 16 of Notes to Consolidated Financial Statements of the Company.

                                                                      FOREST OIL    ATCOR       SAXON       TOTAL
                                                                      ----------  ----------  ----------  ----------
Proved Developed Reserves:
  Natural Gas (MMcf)................................................     179,574     106,071      17,346     302,991
  Liquids (Mbbls) (1)...............................................       6,775      10,469       3,203      20,447
                                                                      ----------  ----------  ----------  ----------
    Total (MMcfe) (2)...............................................     220,224     168,885      36,564     425,673
Proved Undeveloped Reserves:
  Natural Gas (MMcf)................................................      52,064          --       1,389      53,453
  Liquids (Mbbls) (1)...............................................         538           8       1,030       1,576
                                                                      ----------  ----------  ----------  ----------
    Total (MMcfe) (2)...............................................      55,292          48       7,569      62,909
                                                                      ----------  ----------  ----------  ----------
Total Proved Reserves (MMcfe) (2)...................................     275,516     168,933      44,133     488,582
Proved reserves attributable to volumetric production payments, all of which are proved developed:
  Natural gas (MMcf)................................................      15,358          --          --      15,358
  Liquids (Mbbls) (1)...............................................         219          --          --         219
                                                                      ----------  ----------  ----------  ----------
Total proved reserves attributable to volumetric production payments
 (MMcfe) (2)........................................................      16,672          --          --      16,672
                                                                      ----------  ----------  ----------  ----------
Total proved reserves including amounts attributable to volumetric
 production payments (MMcfe) (2)....................................     292,188     168,933      44,133     505,254
                                                                      ----------  ----------  ----------  ----------
                                                                      ----------  ----------  ----------  ----------
Standardized measure of discounted future net cash flows relating to
 proved oil and gas reserves (in thousands).........................  $  207,463      86,121      24,101     317,685
                                                                      ----------  ----------  ----------  ----------
                                                                      ----------  ----------  ----------  ----------
Total discounted future net cash flows relating to proved oil and gas reserves, including amounts attributable to volumetric
 production payments (in thousands).................................  $  230,149      86,121      24,101     340,371
                                                                      ----------  ----------  ----------  ----------
                                                                      ----------  ----------  ----------  ----------

--------------------------

(1) Includes crude oil, condensate and natural gas liquids.

(2) Converted on the basis that one barrel of liquids is equivalent to 6 Mcf of natural gas.

                      SUMMARY FINANCIAL AND OPERATING DATA

    The summary financial and operating data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Company (including the Notes thereto).

                                                    NINE MONTHS ENDED SEPTEMBER 30,           YEARS ENDED DECEMBER 31,
                                                    -------------------------------  ------------------------------------------
                                                    PRO FORMA                        PRO FORMA
                                                    1995 (1)     1995       1994     1994 (1)     1994       1993     1992 (2)
                                                    ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                (IN THOUSANDS EXCEPT PER SHARE AMOUNTS AND VOLUMES)
STATEMENT OF OPERATIONS DATA
Revenue...........................................  $ 209,697     60,528     93,727  $ 302,178    115,947    105,148    113,186
Earnings (loss) before cumulative effects of
 changes in accounting principles and
 extraordinary item (3)...........................  $  (7,788)   (14,533)   (32,902)   (57,315)   (67,853)    (9,355)     7,298
Net earnings (loss)...............................  $  (7,788)   (14,533)   (46,892)   (71,305)   (81,843)   (21,213)     7,298
Weighted average number of common shares
 outstanding......................................     93,057     33,057     28,072     88,097     28,097     21,997     13,774
Net earnings (loss) attributable to common
 stock............................................  $  (9,408)   (16,153)   (48,513)   (73,466)   (84,004)   (23,463)     4,950
Primary earnings (loss) per share (4):
  Earnings (loss) before cumulative effects of
   changes in accounting principles and
   extraordinary item.............................  $    (.10)      (.49)     (1.23)      (.68)     (2.49)      (.53)       .36
  Net earnings (loss).............................  $    (.10)      (.49)     (1.73)      (.83)     (2.99)     (1.07)       .36
BALANCE SHEET DATA (AT END OF PERIOD)
Total assets......................................  $ 534,619    304,743    351,724               324,832    426,755    378,532
Working capital (deficit).........................     (8,117)    (8,759)    (4,761)              (22,100)   (14,496)    36,589
Long-term obligations.............................    230,184    229,382    279,132               271,128    288,588    250,672
Shareholders' equity..............................    199,384     44,387     40,230                 6,086     88,156     59,881
OPERATING DATA
Production (5):
  Gas (MMcf)......................................     37,092     25,744     38,432     66,652     48,048     41,114     29,174
  Liquids (Mbbls).................................      2,165        926      1,152      3,583      1,543      1,493      1,450
Average price received (5):
  Gas (per Mcf)...................................  $    1.62       1.75       1.93       1.70       1.90       1.88       1.70
  Liquids (per Bbl)...............................      16.35      15.94      14.60      12.54      14.83      16.97      18.14
Production expense per Mcfe.......................        .55        .53        .37        .40        .39        .39        .38
General and administrative expense per Mcfe.......        .21        .18        .17        .19        .19        .24        .32
Capital expenditures..............................     37,281     20,274     26,552     85,562     42,544    170,821    106,627
Overhead costs....................................     15,566     10,130     13,076     25,730     18,719     19,561     18,760

------------------------------
(1) The pro forma statement of operations and balance sheet data includes pro forma adjustments to (i) give effect to the sale of the common stock offered hereby and the use of a portion of the proceeds to fund the acquisition of ATCOR, (ii) restate the historical financial statements of ATCOR to conform to U.S. generally accepted accounting principles, (iii) reflect the acquisition of ATCOR using the purchase method of accounting, (iv) reflect the sale of certain assets to ATCOR's controlling shareholders and the use of the proceeds therefrom to repay long-term debt of ATCOR, and (v) give effect to the acquisition of the interest in Saxon.

(2) Results for the year ended December 31, 1992 include the effects of the ONEOK settlement, which increased revenue by $37,542,000 and net earnings by $24,043,000 or $1.75 per share. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

(3) The Company changed its method of accounting for oil and gas sales from the sales method to the entitlements method effective January 1, 1994. The Company adopted the provisions of Statements of Financial Accounting
    Standards No. 106 and No. 109 effective January 1, 1993. These statements required the Company to accrue the expected cost of postretirement benefits and to adopt the liability method of accounting for income taxes, respectively. In 1993, the Company realized a loss on extinguishment of debt of $10,735,000 as a result of the redemption of its outstanding Senior Secured Notes and long-term subordinated debentures. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Notes 1, 4, 6 and 10 of Notes to Consolidated Financial Statements of Forest Oil Corporation.

(4)  Fully diluted earnings  (loss) per share  was the same  as primary earnings
    (loss) per share in all periods except the year ended December 31, 1992. In 1992, fully diluted earnings per share was $.29.

(5) Includes amounts attributable to required deliveries under volumetric production payments. See Notes 5 and 16 of Notes to Consolidated Financial Statements of Forest Oil Corporation.

                                  RISK FACTORS

    PROSPECTIVE PURCHASERS OF THE COMPANY'S COMMON STOCK SHOULD CAREFULLY CONSIDER, TOGETHER WITH THE OTHER INFORMATION HEREIN, THE FOLLOWING FACTORS THAT AFFECT THE COMPANY:

CONDITIONS IN OIL AND GAS INDUSTRY AFFECTING THE COMPANY

    The Company's revenues, profitability and future rate of growth, if any, are substantially dependent upon prevailing prices for oil and natural gas and the ability of the Company to acquire proved reserves. Historically, the prices for oil and natural gas have been quite volatile. The Company is impacted more by natural gas prices than by oil prices, because the majority of its production (84% in 1994 on an Mcfe basis) is natural gas. In addition, at December 31, 1994, 85% of the Company's estimated proved reserves were attributable to natural gas on an Mcfe basis. The Company has entered into volumetric production payments and energy swap agreements with respect to a portion of its current production which reduce the Company's exposure to commodity price risk. However, a significant portion of the Company's oil and gas production is subject to spot market prices, which have historically been volatile. The volatility of the spot market for natural gas is due to factors beyond the Company's control, including seasonality of demand. Prices are also affected by actions of state and local agencies, the United States and foreign governments, and international cartels. These external factors and the volatile nature of the energy markets make it difficult to estimate future prices of oil and natural gas. Any substantial or extended decline in the price of oil or natural gas would have a material adverse effect on the Company's financial condition and results of operations.

    Following the acquisition of Saxon and ATCOR, a substantial portion of the Company's operations will be located in Canada. The expenses of such operations will be payable in Canadian dollars and certain of the revenues derived from sales in the United States will be based upon U.S. dollar prices. The results of such Canadian operations will therefore be subject to the risks of fluctuation in the relative values of Canadian and U.S. dollars.

    The marketability of the Company's production depends in part upon the availability, proximity and capacity of gas gathering systems, pipelines and processing facilities. Federal and state regulation of oil and gas production and transportation, general economic conditions, and changes in supply and demand all could adversely affect the Company's ability to produce and market its oil and natural gas. If market factors were to change dramatically, the financial impact on the Company could be substantial. The availability of markets is beyond the control of the Company and thus represents a significant risk. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

FINANCIAL CONDITION OF THE COMPANY

    Net cash provided by operating activities has varied dramatically in the last three years. Net cash provided (used) by operating activities was ($4,253,000) and $25,843,000 for the nine months ended September 30, 1995 and 1994, respectively and was $42,546,000, $41,722,000 and $97,241,000 for the
years ended December 31, 1994, 1993 and 1992, respectively. In 1992, the ONEOK settlement accounted for $51,250,000 of the net cash provided by operating activities. Such cash flow also included proceeds from the Company's volumetric production payments, net of amortization of deferred revenues, of ($17,407,000) and ($23,437,000) for the nine months ended September 30, 1995 and 1994, respectively and ($31,320,000), $162,000 and $26,867,000 for the years ended 1994, 1993 and 1992, respectively. See Note 5 of the Notes to Consolidated Financial Statements. The majority of the increases and decreases in net cash provided by operating activities is generally attributable to increases and decreases in net oil and gas revenue. Revenue from operations has varied dramatically each year depending upon factors such as natural gas contract settlements and price fluctuations which are difficult to predict.

    While the Anschutz and JEDI transactions were successful in reducing annual interest requirements, the Company's capital structure continues to be highly leveraged. The Company's highly leveraged capital structure limits the Company's ability to obtain outside capital or other financing. In addition, capital restraints have led to reduced investment in exploration and development. In 1995, the Company experienced significant declines in production from levels in previous years. Without substantial capital expenditures, the Company would continue to experience such declines. Due to the uncertainty of the Company's business, no assurance can be given that the Company will not continue to experience liquidity problems in the future.

    The Company financed its significant acquisitions and capital expenditures in 1992 and 1993 primarily through volumetric and dollar-denominated nonrecourse debt. The Company intends to finance future acquisitions and capital expenditures through the issuance of Common Stock, similar production payments, borrowings or other alternative financing. There can be no assurance that such financing will be available at attractive terms or at all and as a result, the Company may not have adequate long-term liquidity to replace or increase its depleting asset base of oil and gas reserves or to fund its long-term obligations including its existing debentures and notes.

    In addition, the Company reported net losses of $81,843,000 and $21,213,000 in the years ended December 31, 1994 and 1993, respectively, and a net loss of $14,533,000 in the first nine months of 1995. While the Company reported net earnings of $7,298,000 in the year ended December 31, 1992, the results included $24,043,000 of net earnings associated with the ONEOK settlement. The net losses in the nine months ended September 30, 1995 and the years ended December 31, 1994 and 1993 were primarily the result of lower gas prices and the writedown of the Company's oil and gas properties in 1994. See "-- Ceiling Limitation Writedowns" below. The Company's results of operations for 1992 were also adversely affected by lower gas prices.

    Many of the factors which affect the Company's future operating performance and long-term liquidity are beyond the Company's control, including, but not limited to, oil and gas prices, governmental actions and taxes, the availability and attractiveness of properties for acquisition, the adequacy and attractiveness of financing and operational difficulties. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

CEILING LIMITATION WRITEDOWNS

    The Company reports its operations using the full cost method of accounting for oil and gas properties. The Company capitalizes the cost to acquire, explore for and develop oil and gas properties. Under full cost accounting rules, the net capitalized costs of oil and gas properties may not exceed a "ceiling limit" which is based upon the present value of estimated future net cash flows from proved reserves, discounted at 10%, plus the lower of cost or fair market value of unproved properties. See Note 1 of Notes to Consolidated Financial Statements of the Company. If net capitalized costs of oil and gas properties exceed the ceiling limit, the Company is subject to a ceiling limitation writedown to the extent of such excess. A ceiling limitation writedown is a charge to earnings which does not impact cash flow from operating activities. However, such writedowns impact the amount of the Company's shareholders' equity. See "Management's Discussion and Analysis of Financial Condition and Results of Operation -- Liquidity and Capital Resources." The risk that the Company will be required to write down the carrying value of its oil and gas properties increases when oil and gas prices are depressed or volatile. In addition, writedowns may occur if the Company has substantial downward revisions in its estimated proved reserves or if purchasers or the government cause an abrogation of, or the Company voluntarily cancels, long-term contracts for its natural gas. Although the Company did not have a writedown in 1992 or 1993, the Company had a writedown of $58,000,000 in 1994. No assurance can be given that the Company will not experience additional writedowns in the future.

GENERAL RISKS OF OIL AND GAS OPERATIONS

    The nature of the oil and gas business involves a variety of risks, including, but not limited to, the risks of operating hazards such as fires, explosions, cratering, blow-outs, adverse weather conditions, pollution and environmental risks, encountering formations with abnormal pressures, and, in horizontal wellbores, the increased risk of mechanical failure and collapsed holes, the occurrence of any of which could result in substantial losses to the Company. The Company conducts a substantial portion of its operations offshore in the Gulf of Mexico. Such operations are subject to certain risks including, but not limited to, collision, sinking and grounding of rigs and vessels. These risks could result in substantial losses to the Company due to personal injury, severe damage or destruction of property and equipment, environmental clean-up costs and the suspension of operations. The Company maintains insurance against some, but not all, of these risks in amounts that management believes to be reasonable in accordance with customary oil and gas industry practices. The occurrence of a significant event, however, that is not fully insured could have a material adverse effect on the Company's financial condition and results of operations.

GAS MARKETING

    The Company's operations will include gas marketing as a result of the ATCOR Acquisition. ATCOR's gas marketing operations consist of the marketing of its own gas production, the purchase and direct sale of third parties' natural gas, the handling of transportation and operations of such third party gas and the spot purchasing and selling of natural gas. Such operations are subject to significant price risk, particularly where the index or market for determining the purchase price under a contract is different from the index or market for determining the sales price under the corresponding contract. In addition, because longer-term marketing contracts may permit some variation in the amount the producer is obligated to purchase, matched contracts may result in an imbalance of the natural gas volumes ATCOR is obligated to purchase and sell. Although ATCOR's gas marketing division attempts to match its long-term purchase obligations with long-term sales obligations, price risk and exposure resulting from gas imbalances will not be eliminated in connection with the gas marketing operations. The profitability of such natural gas marketing operations will depend in large part on the ability of the Company to assess and respond to changing market conditions in negotiating natural gas purchase and sale agreements. The inability of the Company to respond appropriately to changing market conditions, price risk and gas imbalances in connection with ATCOR's gas marketing division could materially adversely affect the Company's results of operations.

GAS PROCESSING

    As a result of the ATCOR Acquisition, the Company's operations will include processing of natural gas into various natural gas liquids. ATCOR's gas processing operations primarily consist of a one third interest in an ethane extraction plant located in Edmonton, Canada. In order to obtain from natural gas suppliers volumes of committed natural gas reserves to maintain natural gas throughput and committed reserve levels for the plant, the plant must continually contract to process additional natural gas provided from new or existing sources. Future natural gas supplies available for processing at the plant will be affected by a number of factors that are not within the plant owners' control, including the depletion rate of natural gas reserves currently connected and the extent of exploration for, production and development of, and demand for, natural gas in the areas in which the plant currently operates.

COMPETITION

    The Company operates in a highly competitive environment. The Company competes with major and independent oil and gas companies for the acquisition of desirable oil and gas properties, as well as the equipment and labor required to develop and operate such properties. The Company also competes with major and independent oil and gas companies in the marketing and sale of oil and natural gas to marketers and end-users. Many of these competitors have financial and other resources substantially greater than those of the Company. See "Business and Properties -- Competition."

REPLACEMENT OF RESERVES
    In general, the volume of production from oil and gas properties declines as reserves are depleted. The decline rates depend on reservoir characteristics and vary from the steep decline rates characteristic of Gulf of Mexico reservoirs, where the Company has a significant portion of its production, to the relatively slow decline rates characteristic of long-lived fields in other regions. Except to the extent the Company acquires properties containing proved reserves or conducts successful development and exploration activities, or both, the proved reserves of the Company will decline as reserves are produced. The Company's future natural gas and oil production is, therefore, highly dependent upon its level of success in finding or acquiring additional reserves. The business of exploring for, developing or acquiring reserves is capital intensive. To the extent cash flow from operations is reduced and external sources of capital become limited or unavailable, the Company's ability to make the necessary capital investment to maintain or expand its asset base of oil and gas reserves would be impaired. In addition, there can be no assurance that the Company's future development, acquisition and exploration activities will result in additional proved reserves or that the Company will be able to drill productive wells at acceptable costs.

ACQUISITION RISKS

    The Company's growth has been partly attributable to acquisitions of producing properties. After this offering, the Company expects to continue to evaluate and pursue acquisition opportunities on terms management considers favorable to the Company. The successful acquisition of producing properties requires an assessment of recoverable reserves, future oil and gas prices, operating costs, potential environmental and other liabilities and other factors beyond the Company's control. Such assessments are necessarily inexact and their accuracy inherently uncertain. In connection with such an assessment, the Company performs a review of the subject properties that it believes to be generally consistent with industry practices. Such a review, however, will not reveal all existing or potential problems nor will it permit a buyer to become sufficiently familiar with the properties to fully assess their deficiencies and capabilities. Inspections may not always be performed on every platform or well, and structural and environmental problems are not necessarily observable even when an inspection is undertaken. The Company is generally not entitled to contractual indemnification for pre-closing liabilities, including environmental liabilities, and generally acquires interests in the properties on an "as is" basis.

LIMITED KNOWLEDGE OF ATCOR BUSINESS AND PROPERTIES

    Forest must rely on information provided by ATCOR without being able to fully verify all such information and without the benefit of knowing the history of operations of ATCOR's properties or business, except to the extent it has received audited financial statements with respect to such history. Therefore, no assurances can be given as to the accuracy or completeness of such information. The Company has conducted such due diligence on ATCOR as it believes is prudent and normal in transactions of this nature. Forest will not, however, be able to fully investigate all of ATCOR's business and properties. Due diligence has been conducted only on those properties the Company believes have the most significant value. The Company will receive certain representations and warranties from ATCOR in connection with the acquisition. These representations and warranties will not survive the closing, however, and therefore the Company will have no recourse against any third party for breaches of such representations and warranties, and, without any effective remedy for such breaches, will only be able to rely on its due diligence with respect to such matters.

RELIANCE ON RESERVE ESTIMATES

    Information relating to the Company's, ATCOR's and Saxon's estimates of proved reserves of oil and natural gas is based upon engineering estimates.
Petroleum engineering is not an exact science. Estimates of commercially recoverable oil and gas reserves and of the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as historical production from the subject properties, comparison with other producing properties, the assumed effects of regulation by governmental agencies and assumptions concerning future oil and gas prices and future operating costs, severance and excise taxes, abandonment costs, development costs and workover and remedial costs, all of which may in fact vary considerably from actual results. All such estimates are to some degree speculative, and various classifications of reserves are only attempts to define the degree of speculation involved. For these reasons, estimates of the commercially recoverable reserves of oil and natural gas attributable to any particular property or group of properties, the classification, cost and risk of recovering such reserves and estimates of the future net cash flows expected therefrom, prepared by different engineers or by the same engineers at different times, may vary substantially. The Company therefore emphasizes that the actual production, revenues, severance and excise taxes, development expenditures, workover and remedial expenditures, abandonment expenditures and operating expenditures with respect to its reserves will likely vary from such estimates, and such variances may be material.

    In addition, actual future net cash flows will be affected by factors such as price, actual production, supply and demand for oil and natural gas, curtailments or increases in consumption by natural gas purchasers, changes in governmental regulations or taxation and the impact of inflation on costs. The timing of actual future net revenue from proved reserves, and thus their actual present value, can be affected by the timing of the incurrence of expenditures in connection with development of oil and gas properties. The 10% discount factor, which is required by the Securities and Exchange Commission (the "Commission") to be used to calculate present value for reporting purposes, is not necessarily the most appropriate discount factor based on interest rates in effect from time to time and risks associated with the oil and gas industry. Discounted present value, no matter what discount rate is used, is materially affected by assumptions as to the amount and timing of future production, which may and often do prove to be inaccurate.

GOVERNMENT REGULATION, ENVIRONMENTAL RISKS AND TAXES

    Various aspects of the Company's oil and natural gas operations are regulated by administrative agencies under statutory provisions of the states and provinces where such operations are conducted, by certain agencies of the Federal government for operations on Federal leases and by the Canadian Government. In the past, the Federal government has regulated the prices at which oil and natural gas could be sold. While sales by producers of natural gas, and all sales of crude oil, condensate and natural gas liquids can currently be made at uncontrolled market prices, Congress could reenact price controls in the future. See "Business and Properties -- Foreign Operations."

    Extensive United States, state and local laws and Canadian laws govern oil and gas operations regulating the discharge of materials into the environment or otherwise relating to the protection of the environment. Numerous governmental departments issue rules and regulations to implement and enforce such laws which are often difficult and costly to comply with and which carry substantial penalties for failure to comply. These laws, rules and regulations may restrict the rate of oil and gas production below the rate that would otherwise exist. The regulatory burden on the oil and gas industry increases its cost of doing business and consequently affects its profitability. These laws, rules and regulations affect the operations of the Company. Compliance with environmental requirements generally could have a material adverse effect upon the capital expenditures, earnings or competitive position of Forest. Although Forest's experience has been to the contrary, there is no assurance that this will continue to be the case. See "Business and Properties -- Regulation" and "-- Operating Hazards and Environmental Matters".

OWNERSHIP POSITION OF ANSCHUTZ

    Anschutz has a substantial ownership position in the Company and may designate three of the Company's ten directors. Therefore, Anschutz has the ability to exert substantial influence with respect to matters considered by the Board of Directors. Anschutz owns approximately 40% of the outstanding Common Stock. Anschutz may acquire additional shares to maintain its 40% position, but its ability to exceed such percentage is limited by a five-year Shareholders Agreement with the Company. Under certain circumstances Anschutz could have a veto power over proposed transactions between the Company and third parties such as a merger, which requires the approval of the holders of two-thirds of the outstanding Common Stock. It is unlikely that control of the Company could be transferred to a third party without Anschutz's consent and agreement. It is also unlikely that a third party would offer to pay a premium to acquire the Company without the prior agreement of Anschutz, even if the Board of Directors should choose to attempt to sell the Company in the future. It will also be unlikely that the Company will be able to enter into a transaction accounted for as a pooling of interests in the next two years. Finally, the 40% ownership limitation on Anschutz's ownership terminates after five years and earlier under certain circumstances. Under these circumstances, based on the number of shares outstanding on January , 1996, Anschutz has the ability to acquire up to approximately % of the Common Stock by converting its Second Series Preferred Stock and exercising its option and warrants during their respective terms. Therefore, upon termination of the 40% limitation, Anschutz may have effective control over the Company. See "The Anschutz and JEDI Transactions -- Shareholders Agreement."

DILUTION DUE TO EXERCISE OF CONVERTIBLE PREFERRED STOCK, OPTIONS AND WARRANTS

    The Company has reserved an aggregate of 51,278,765 shares for issuance upon exercise of the following securities at the prices indicated: 10,080,606 shares issuable upon conversion of the Company's $.75 Convertible Preferred Stock at a conversion rate of 3.5 per share; 6,200,000 shares issuable upon conversion of the Company's Second Series Preferred Stock; 3,059,000 shares issuable upon the exercise of various options at prices ranging from $3.00 to $5.00 per share; 1,244,715 shares issuable upon exercise of the Company's Public Warrants (as defined herein); 11,250,000 shares issuable upon the exercise of the Company's B Warrants at an exercise price of $2.00 per share; and 19,444,444 shares issuable upon the exercise of the Company's A Warrants at an exercise price of $2.10 per share. In the event a significant number of such securities are converted or exercised, the ownership position of existing shareholders would be subject to substantial dilution.

ANTI-TAKEOVER PROVISIONS

    Certain provisions in the Company's Restated Certificate of Incorporation, By-laws, the shareholders' rights plan, and executive severance agreements may make it more difficult to effect a change in control of the Company and replace incumbent management. See "Description of Capital Stock -- Anti-Takeover Provisions."

                                  THE COMPANY

    Forest is engaged in the exploitation and acquisition of, exploration for and development and production of natural gas and crude oil. The Company was incorporated in New York in 1924, the successor to a company formed in 1916, and has been a publicly held company since 1969. The Company's principal reserves and producing properties are located in the Gulf of Mexico, Western Canada, Texas and Oklahoma. The Company operates from production offices located in Lafayette, Louisiana and Denver, Colorado. Its administrative offices are located in Denver, Colorado. The Company's executive offices are located at 1600 Broadway, Suite 2200, Denver, Colorado 80202 (telephone: (303) 812-1400).

                                USE OF PROCEEDS

    The  net proceeds  to the  Company from  this Offering  are estimated  to be
$         ($         if the Underwriters' over-allotment option is exercised  in full), after deducting underwriting discounts and estimated offering expenses payable by the Company. A substantial portion of the net proceeds from this Offering will be used to pay the cost of acquiring the capital stock of ATCOR and to pay expenses of such acquisition, which cost and expenses are currently
estimated  to total approximately $         . The remainder of the net proceeds,
if any, from the offering will be used to repay bank indebtedness and for general corporate purposes, including working capital. A portion of the net proceeds may be used to repay, in part, the Company's secured credit facility with The Chase Manhattan Bank (the "Credit Facility"). The Credit Facility, the maturity date of which is July 1, 1998, provides for maximum borrowings of $40 million, which may be used for working capital and general corporate purposes. The Credit Facility had an outstanding balance of $19.8 million as of September 30, 1995.

    The  net proceeds to Saxon from this offering are estimated to be $        ,
after deducting underwriting discounts and estimated offering expenses payable by Saxon. A portion of these proceeds may be used to repay Saxon's two secured loan facilities, an operating loan facility and a production loan facility. Repayments are not required provided that borrowings are not in excess of the borrowing base and that other existing covenants are complied with. The operating and the production loan facilities provide for maximum borrowings of $2 million and $22 million, respectively, and have outstanding balances of approximately $1.6 million and $22 million, also respectively, as of September 30, 1995.

                                 CAPITALIZATION

    The following table sets forth (i) the actual capitalization of the Company as of September 30, 1995, and (ii) the pro forma as adjusted capitalization of the Company at September 30, 1995 giving effect to the ATCOR and Saxon acquisitions, and the issuance and sale of the shares of Common Stock offered hereby. See "Use of Proceeds" and "Prospectus Summary -- Recent Developments."

                                                                                          SEPTEMBER 30, 1995
                                                                                     -----------------------------
                                                                                                      PRO FORMA
                                                                                        ACTUAL      AS ADJUSTED(1)
                                                                                     -------------  --------------
                                                                                            (IN THOUSANDS)
Short-term obligations (2).........................................................  $       2,500   $      8,861
Long-term obligations:
  Bank debt........................................................................         19,800         19,800
  Nonrecourse secured loan (3).....................................................         47,149         47,149
  Production payment obligation (4)................................................         15,657         15,657
  11 1/4% Subordinated Debentures..................................................         99,353         99,353
  Other liabilities................................................................         28,922         29,724
  Deferred revenue (5).............................................................         18,501         18,501
                                                                                     -------------  --------------
  Total long-term obligations......................................................        229,382        230,184
Shareholders' equity:
  $.75 Convertible Preferred Stock, 2,880,973 shares issued and outstanding........         15,838         15,838
  Second Series Preferred Stock, 620,000 shares issued and outstanding.............          8,518          8,518
  Common Stock, par value $.10 per share, 47,748,107 shares issued and outstanding,
   107,748,107 shares pro forma as adjusted (6)....................................          4,775         10,775
  Capital surplus..................................................................        230,756        379,753
  Accumulated deficit..............................................................       (214,032)      (214,032)
  Foreign currency translation.....................................................         (1,468)        (1,468)
                                                                                     -------------  --------------
    Total shareholders' equity.....................................................         44,387        199,384
                                                                                     -------------  --------------
Total capitalization...............................................................  $     276,269   $    438,429
                                                                                     -------------  --------------
                                                                                     -------------  --------------

------------------------
(1) Assumes no exercise of the  Underwriters' over-allotment option to  purchase shares of Common Stock.

(2) Short-term obligations include cash overdraft and the current portions of the dollar-denominated production payment obligation, the nonrecourse secured loan, bank debt and retirement benefits payable to executives and directors.

(3) Represents the nonrecourse secured loan payable to JEDI entered into in connection with the acquisition of properties in 1993. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 4 of Notes to Consolidated Financial Statements of the Company.

(4) Represents the dollar-denominated production payment obligation sold in 1992 in connection with the Harbert Energy acquisition. The dollar denominated production payment obligation had an original principal amount of $37,550,000 and was recorded as a liability of $28,805,000 after a discount to reflect a market rate of interest of 15.5%. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 4 of Notes to Consolidated Financial Statements of the Company.

(5) Represents amounts received from the sale of volumetric production payments, net of repayments. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 5 of Notes to Consolidated Financial Statements of the Company.

(6) Based on the number of shares of Common Stock outstanding at September 30, 1995. Does not include a total of 51,278,765 shares reserved for issuance and represented by 3,059,000 shares issuable upon exercise of outstanding stock options, 1,244,715 shares issuable upon exercise of the Public Warrants, 19,444,444 shares issuable upon exercise of the A Warrants, 11,250,000 shares issuable upon exercise of the B Warrants, 10,080,606 shares issuable upon conversion of the $.75 Convertible Preferred Stock and 6,200,000 shares issuable upon conversion of the Second Series Preferred Stock. See "Description of Capital Stock".

                          PRICE RANGE OF COMMON STOCK

    The Common Stock is traded on the Nasdaq/NMS, and high and low quotations listed below are actual sales prices as quoted in the Nasdaq/NMS under the symbol "FOIL". On January , 1996, the last reported sales price of the Common
Stock as quoted on the Nasdaq/NMS was $        per share.

1993                                       High         Low
---------------------------------------- ---------    --------
First Quarter........................... $ 4 1/2      $ 2 7/8
Second Quarter..........................   5 13/16      4
Third Quarter...........................   5 13/16      4 1/4
Fourth Quarter..........................   5 7/16       3 5/16

1994
----------------------------------------
First Quarter........................... $ 4 3/4      $ 3 7/16
Second Quarter..........................   4 9/16       3 7/16
Third Quarter...........................   4 7/16       3 5/16
Fourth Quarter..........................   3 7/16       2 1/8
1995
----------------------------------------
First Quarter........................... $ 2 7/16     $ 1 3/8
Second Quarter..........................   2 3/8        1 7/16
Third Quarter...........................   3 1/8        1 5/8
Fourth Quarter (through December 8).....   2 15/16      2 1/8

    In January 1996, the Company's shareholders adopted a proposal to effect a reverse stock split of the Company's outstanding Common Stock. The proposal caused each share of Common Stock to be converted into one fifth of a share of Common Stock.

                                DIVIDEND POLICY

    Holders of Common Stock are entitled to cash dividends, when, as and if declared by the Board of Directors. The Company does not intend to pay dividends on the Common Stock for the foreseeable future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" for a description of certain limitations on the payment of dividends on the Common Stock.

                     SELECTED FINANCIAL AND OPERATING DATA

    The following table sets forth selected financial and operating data regarding the Company as of and for each of the nine month periods ended September 30, 1995 and 1994 and for each of the years in the five year period ended December 31, 1994. This data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Condensed Pro Forma Combined Financial Statements and the Consolidated Financial Statements and Notes thereto of Forest and ATCOR.

                                      NINE MONTHS ENDED SEPTEMBER 30,                    YEARS ENDED DECEMBER 31,
                                    ------------------------------------  -------------------------------------------------------
                                     PRO FORMA                             PRO FORMA
                                     1995 (1)        1995        1994      1994 (1)      1994       1993     1992 (2)     1991
                                    -----------  ------------  ---------  -----------  ---------  ---------  ---------  ---------
                                                         (IN THOUSANDS EXCEPT PER SHARE AMOUNTS AND VOLUMES)
STATEMENT OF OPERATIONS DATA
Revenue...........................   $ 209,697      60,528        93,727     302,178     115,947    105,148    113,186     69,897
Expenses:
  Cost of gas sold................      98,966          --            --      78,242          --         --         --         --
  Oil and gas production..........      34,273      16,576        16,647      88,759      22,384     19,540     15,865     12,548
  General and administrative......      10,086       5,761         7,553      15,047      11,166     12,003     11,611     14,076
  Interest........................      20,044      19,100        20,077      28,393      26,773     23,729     27,800     23,306
  Depreciation and depletion......      49,439      33,631        52,323      82,292      65,468     60,581     46,624     38,229
  Provision for impairment of oil
   and gas properties.............          --          --        30,000      58,000      58,000         --         --     34,000
  Minority interest in earnings of
   Saxon Petroleum, Inc...........          77          --            --         426          --         --         --         --
                                    -----------  ------------  ---------  -----------  ---------  ---------  ---------  ---------
    Total expenses................     213,870      75,068       126,600     351,159     183,791    115,853    101,900    122,159
                                    -----------  ------------  ---------  -----------  ---------  ---------  ---------  ---------
Earnings (loss) before income
 taxes, cumulative effects of
 changes in accounting principles
 and extraordinary item...........      (3,188)    (14,540)      (32,873)    (48,981)    (67,844)   (10,705)    11,286    (52,262)
Income tax expense (benefit)......       4,600          (7)           29       8,334           9     (1,350)     3,988    (17,412)
                                    -----------  ------------  ---------  -----------  ---------  ---------  ---------  ---------
Earnings (loss) before cumulative
 effects of changes in accounting
 principles and extraordinary
 item.............................      (7,788)    (14,533)      (32,902)    (57,315)    (67,853)    (9,355)     7,298    (34,850)
Cumulative effects of changes in
 accounting principles for oil and
 gas sales, postretirement
 benefits and income taxes (3)....          --          --       (13,990)    (13,990)    (13,990)    (1,123)        --         --
Extraordinary item-extinguishment
 of debt (3)......................          --          --            --                      --    (10,735)        --      9,502
                                    -----------  ------------  ---------  -----------  ---------  ---------  ---------  ---------
Net earnings (loss)...............   $  (7,788)    (14,533)      (46,892)    (71,305)    (81,843)   (21,213)     7,298    (25,348)
                                    -----------  ------------  ---------  -----------  ---------  ---------  ---------  ---------
                                    -----------  ------------  ---------  -----------  ---------  ---------  ---------  ---------
Weighted average number of common
 shares outstanding...............      93,057      33,057        28,072     (88,097)     28,097     21,997     13,774     12,494
                                    -----------  ------------  ---------  -----------  ---------  ---------  ---------  ---------
                                    -----------  ------------  ---------  -----------  ---------  ---------  ---------  ---------
Net earnings (loss) attributable
 to common stock..................   $  (9,408)    (16,153)      (48,513)    (73,466)    (84,004)   (23,463)     4,950    (30,557)
                                    -----------  ------------  ---------  -----------  ---------  ---------  ---------  ---------
                                    -----------  ------------  ---------  -----------  ---------  ---------  ---------  ---------
Primary earnings (loss) per share
 (4):
  Earnings (loss) before
   cumulative effects of changes
   in accounting principles and
   extraordinary item.............  $     (.10 )      (.49   )     (1.23)       (.68 )     (2.49)      (.53)       .36      (3.21)
                                    -----------  ------------  ---------  -----------  ---------  ---------  ---------  ---------
                                    -----------  ------------  ---------  -----------  ---------  ---------  ---------  ---------
  Net earnings (loss).............  $     (.10 )      (.49   )     (1.73)       (.83 )     (2.99)     (1.07)       .36      (2.45)
                                    -----------  ------------  ---------  -----------  ---------  ---------  ---------  ---------
                                    -----------  ------------  ---------  -----------  ---------  ---------  ---------  ---------


                                      1990
                                    ---------

STATEMENT OF OPERATIONS DATA
Revenue...........................     84,824
Expenses:
  Cost of gas sold................         --
  Oil and gas production..........     13,606
  General and administrative......     23,774
  Interest........................     27,730
  Depreciation and depletion......     48,124
  Provision for impairment of oil
   and gas properties.............     85,237
  Minority interest in earnings of
   Saxon Petroleum, Inc...........         --
                                    ---------
    Total expenses................    198,471
                                    ---------
Earnings (loss) before income
 taxes, cumulative effects of
 changes in accounting principles
 and extraordinary item...........   (113,647)
Income tax expense (benefit)......    (38,098)
                                    ---------
Earnings (loss) before cumulative
 effects of changes in accounting
 principles and extraordinary
 item.............................    (75,549)
Cumulative effects of changes in
 accounting principles for oil and
 gas sales, postretirement
 benefits and income taxes (3)....         --
Extraordinary item-extinguishment
 of debt (3)......................         --
                                    ---------
Net earnings (loss)...............    (75,549)
                                    ---------
                                    ---------
Weighted average number of common
 shares outstanding...............     12,307
                                    ---------
                                    ---------
Net earnings (loss) attributable
 to common stock..................    (85,395)
                                    ---------
                                    ---------
Primary earnings (loss) per share
 (4):
  Earnings (loss) before
   cumulative effects of changes
   in accounting principles and
   extraordinary item.............      (6.94)
                                    ---------
                                    ---------
  Net earnings (loss).............      (6.94)
                                    ---------
                                    ---------

                                        NINE MONTHS ENDED SEPTEMBER 30,                    YEARS ENDED DECEMBER 31,
                                      ------------------------------------  -------------------------------------------------------
                                       PRO FORMA                             PRO FORMA
                                       1995 (1)        1995        1994        1994        1994       1993     1992 (2)     1991
                                      -----------  ------------  ---------  -----------  ---------  ---------  ---------  ---------
                                                           (IN THOUSANDS EXCEPT PER SHARE AMOUNTS AND VOLUMES)
BALANCE SHEET DATA (AT END OF PERIOD)
Total assets........................   $ 534,619     304,743       351,724                 324,832    426,755    378,532    296,189
                                      -----------  ------------  ---------               ---------  ---------  ---------  ---------
                                      -----------  ------------  ---------               ---------  ---------  ---------  ---------
Working capital (deficit)...........   $  (8,117)     (8,759)       (4,761)                (22,100)   (14,496)    36,589     12,829
                                      -----------  ------------  ---------               ---------  ---------  ---------  ---------
                                      -----------  ------------  ---------               ---------  ---------  ---------  ---------
Long term debt:
  Bank debt.........................   $  19,800      19,800        27,000                  33,000     25,000         --         --
  Nonrecourse secured loan (5)......      47,149      47,149        58,236                  57,316     52,118         --         --
  Production payment obligation
   (6)..............................      15,657      15,657        16,370                  17,422     17,917     22,823         --
  Senior secured notes..............          --          --            --                      --         --     56,323     59,262
  Subordinated debentures...........      99,353      99,353        99,305                  99,316     99,272     89,175     90,387
                                      -----------  ------------  ---------               ---------  ---------  ---------  ---------
    Total long-term debt............     181,959     181,959       200,911                 207,054    194,307    168,321    149,649
Other liabilities...................      29,724      28,922        34,430                  28,166     27,053     15,285     13,288
Deferred revenue (7)................      18,501      18,501        43,791                  35,908     67,228     67,066     40,199
Redeemable preferred stock..........          --          --            --                      --         --         --         --
                                      -----------  ------------  ---------               ---------  ---------  ---------  ---------
    Total long-term obligations.....   $ 230,184     229,382       279,132                 271,128    288,588    250,672    203,136
                                      -----------  ------------  ---------               ---------  ---------  ---------  ---------
                                      -----------  ------------  ---------               ---------  ---------  ---------  ---------
Shareholders' equity................   $ 199,384      44,387        40,230                   6,086     88,156     59,881     54,840
                                      -----------  ------------  ---------               ---------  ---------  ---------  ---------
                                      -----------  ------------  ---------               ---------  ---------  ---------  ---------
OPERATING DATA
Production (8):
  Gas (MMcf)........................      37,092      25,744        38,432      66,652      48,048     41,114     29,174     23,877
  Oil (Mbbls).......................       2,165         926         1,152       3,583       1,543      1,493      1,450        847
Average price received (8):
  Gas (per Mcf).....................  $     1.62        1.75          1.93        1.70        1.90       1.88       1.70       1.84
  Oil (per Bbl).....................       16.35       15.94         14.60       12.54       14.83      16.97      18.14      25.31
Production expense per Mcfe.........         .55         .53           .37         .40         .39        .39        .38        .43
General and administrative expense
 per Mcfe...........................         .21         .18           .17         .19         .19        .24        .32        .33
Capital expenditures:
  Property acquisitions.............  $    7,319         391         8,835      24,216       9,762    144,916     88,772     13,560
  Exploration.......................      13,983       8,082         5,915      22,892      15,693      5,433      2,297      9,723
  Development.......................      15,979      11,801        11,802      38,454      17,089     20,472     15,558     12,381
                                      -----------  ------------  ---------  -----------  ---------  ---------  ---------  ---------
    Total capital expenditures......  $   37,281      20,274        26,552      85,562      42,544    170,821    106,627     35,664
                                      -----------  ------------  ---------  -----------  ---------  ---------  ---------  ---------
                                      -----------  ------------  ---------  -----------  ---------  ---------  ---------  ---------
Overhead costs......................  $   15,566      10,130        13,076      25,730      18,719     19,561     18,760     23,292
                                      -----------  ------------  ---------  -----------  ---------  ---------  ---------  ---------
                                      -----------  ------------  ---------  -----------  ---------  ---------  ---------  ---------
Proved Reserves (8):
  Gas (MMcf)........................                                           371,802     246,996    273,382    194,655    193,471
  Oil (Mbbls).......................                                            22,242       7,532      8,198      7,560      5,315
Standardized measure of discounted
 future net cash flows relating to
 proved oil and gas reserves........                                        $  317,685     207,463    258,917    187,761    157,921
Total discounted future net cash
 flows relating to proved oil and
 gas reserves, including amounts
 attributable to volumetric
 production payments................                                        $  340,371     230,149    299,053    227,009    188,069
Average spot price received at end
 of year:
  Gas (per Mcf).....................                                                     $    1.77       2.48       2.38       2.01
  Oil (per Bbl).....................                                                     $   15.50      12.00      18.00      17.75


                                        1990
                                      ---------

BALANCE SHEET DATA (AT END OF PERIOD
Total assets........................    339,676
                                      ---------
                                      ---------
Working capital (deficit)...........    (10,565)
                                      ---------
                                      ---------
Long term debt:
  Bank debt.........................     10,640
  Nonrecourse secured loan (5)......         --
  Production payment obligation
   (6)..............................         --
  Senior secured notes..............         --
  Subordinated debentures...........    152,975
                                      ---------
    Total long-term debt............    163,615
Other liabilities...................     18,533
Deferred revenue (7)................         --
Redeemable preferred stock..........     35,000
                                      ---------
    Total long-term obligations.....    217,148
                                      ---------
                                      ---------
Shareholders' equity................     58,457
                                      ---------
                                      ---------
OPERATING DATA
Production (8):
  Gas (MMcf)........................     31,415
  Oil (Mbbls).......................        912
Average price received (8):
  Gas (per Mcf).....................       2.06
  Oil (per Bbl).....................      23.19
Production expense per Mcfe.........        .37
General and administrative expense
 per Mcfe...........................        .37
Capital expenditures:
  Property acquisitions.............      5,401
  Exploration.......................     33,067
  Development.......................     26,998
                                      ---------
    Total capital expenditures......     65,466
                                      ---------
                                      ---------
Overhead costs......................     41,176
                                      ---------
                                      ---------
Proved Reserves (8):
  Gas (MMcf)........................    205,013
  Oil (Mbbls).......................      6,559
Standardized measure of discounted
 future net cash flows relating to
 proved oil and gas reserves........    241,303
Total discounted future net cash
 flows relating to proved oil and
 gas reserves, including amounts
 attributable to volumetric
 production payments................    241,303
Average spot price received at end
 of year:
  Gas (per Mcf).....................       2.32
  Oil (per Bbl).....................      27.60

------------------------
(1) The pro forma statement of operations and balance sheet data includes pro forma adjustments to (i) give effect to the sale of the Common Stock offered hereby and the use of a portion of the proceeds to fund the acquisition of ATCOR, (ii) restate the historical financial statements of ATCOR to conform to U.S. generally accepted accounting principles, (iii) reflect the acquisition of ATCOR using the purchase method of accounting, (iv) reflect the sale of certain assets to ATCOR's controlling shareholders and the use of the proceeds therefrom to repay long-term debt of ATCOR, and (v) give effect to the acquisition of the interest in Saxon.

(2) Results for the year ended December 31, 1992 include the effects of the ONEOK settlement, which increased total revenue by $37,542,000 and net earnings by $24,043,000 or $1.75 per share. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

(3) The Company changed its method of accounting for oil and gas sales from the sales method to the entitlements method effective January 1, 1994. The Company adopted the provisions of Statements of Financial Accounting
    Standards No. 106 and No. 109 effective January 1, 1993. These statements required the Company to accrue the expected cost of postretirement benefits and to adopt the liability method of accounting for income taxes, respectively. In 1993, the Company realized a loss on extinguishment of debt of $10,735,000 as a result of the redemption of its outstanding Senior Secured Notes and long-term subordinated debentures. In 1991, the Company realized an extraordinary gain on the retirement of debt of $9,502,000, net of income taxes of $4,895,000, in connection with a recapitalization of its debt and equity securities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Notes 1, 4, 6 and 10 of Notes to Consolidated Financial Statements of the Company.

(4) Fully  diluted earnings  (loss) per share  was the same  as primary earnings
    (loss) per share in all periods except the year ended December 31, 1992. In 1992, fully diluted earnings per share was $.29.

(5) Represents the nonrecourse secured loan payable to JEDI entered into in connection with the acquisition of properties in 1993. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 4 of Notes to Consolidated Financial Statements of the Company.

(6) Represents the dollar-denominated production payment obligation sold in 1992 in connection with the Harbert Energy acquisition. The dollar denominated production payment obligation had an original principal amount of $37,550,000 and was recorded as a liability of $28,805,000 after a discount to reflect a market rate of interest of 15.5%. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 4 of Notes to Consolidated Financial Statements of the Company.

(7) Represents amounts received from the sale of volumetric production payments, net of repayments. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 5 of Notes to Consolidated Financial Statements of the Company.

(8) Includes amounts attributable to required deliveries under volumetric production payments. See Notes 5 and 16 of Notes to Consolidated Financial Statements of the Company.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following is a discussion and analysis of the Company's financial condition and results of operations and should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto.

RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1994

    NET LOSS

    The net loss for the first nine months of 1995 was $14,533,000 or $.49 per common share compared to a net loss of $46,892,000 or $1.73 per common share in the first nine months of 1994. The 1994 loss included a $30,000,000 writedown of the book value of the Company's oil and gas properties due to a ceiling test limitation and a charge of $13,990,000 relating to the change in the method of accounting for oil and gas sales from the sales method to the entitlements method. See "Changes in Accounting." The 1995 loss was primarily due to decreased oil and natural gas volumes and lower natural gas prices.

    REVENUE

    The Company's oil and gas sales revenue decreased by 34% to $60,154,000 in the first nine months of 1995 from $91,428,000 in the same period of 1994. Production volumes for natural gas and oil in the first nine months of 1995 decreased 33% and 20%, respectively, from the comparable 1994 period due primarily to normal, anticipated production declines as well as decreased well performance in certain fields. The average sales price for natural gas in the first nine months of 1995 was $1.75 per Mcf, a decrease of $.18 per Mcf or 9% compared to the average sales price in the first nine months of the previous year. The average sales price for oil in the first nine months of 1995 of $15.94 per barrel represented an increase of $1.34 per barrel or 9% compared to the average sales price in the same period of 1994.

    Production volumes and weighted average sales prices during the periods were as follows:

                                                                                 NINE MONTHS ENDED
                                                                            ----------------------------
                                                                            SEPTEMBER 30,  SEPTEMBER 30,
                                                                                1995           1994
                                                                            -------------  -------------
Natural Gas
  Production under long-term fixed price contracts (MMcf)(1)..............        8,001         13,057
  Average contract sales price (per Mcf) (1)..............................  $       1.77           1.78
  Production sold on the spot market (MMcf)...............................        17,743         25,375
  Spot sales price received (per Mcf).....................................  $       1.54           1.99
  Effects of energy swaps (per Mcf) (2)...................................           .21            .02
                                                                            -------------  -------------
  Average spot sales price (per Mcf)......................................  $       1.75           2.01
  Total production (MMcf).................................................        25,744         38,432
  Average sales price (per Mcf)...........................................  $       1.75           1.93
Oil and condensate (3)
  Total production (Mbbls)................................................           926          1,152
  Average sales price (per Bbl)...........................................  $      15.94          14.60

------------------------
(1) Production  under  long-term  fixed   price  contracts  includes   scheduled
    deliveries under volumetric production payments, net of royalties. See "-- Liquidity and Capital Resources -- Volumetric Production Payments" below.

(2) Energy swaps were entered into to hedge the price of spot market volumes against price fluctuation. Hedged volumes were 7,562 MMcf and 8,840 MMcf for the nine months ended September 30, 1995 and 1994, respectively.

(3) Oil and condensate production is sold primarily on the spot market. An immaterial amount of production is covered by long-term fixed price contracts, including scheduled deliveries under volumetric production payments.

    Miscellaneous net revenue decreased to $374,000 in the first nine months of 1995 from $2,299,000 in the comparable 1994 period. The 1994 amount includes income from the sale of miscellaneous pipeline systems and equipment and the reversal of an accounts receivable reserve.

    EXPENSES

    Oil and gas production expense decreased slightly to $16,576,000 in the first nine months of 1995 from $16,647,000 in the comparable period of 1994. On an Mcfe basis, production expense increased 43% in the first nine months of 1995 to $.53 per Mcfe from $.37 per Mcfe in the first nine months of 1994. The increased cost per Mcfe is directly attributable to fixed components of oil and gas production expense being allocated over a smaller production base.

    General and administrative expense was $5,761,000 in the first nine months of 1995, a decrease of 24% from $7,553,000 in the comparable period of 1994. Total overhead costs (capitalized and expensed general and administrative costs) of $10,130,000 in the first nine months of 1995 decreased 23% from $13,076,000 in the comparable period of 1994. The Company's salaried workforce was 116 at September 30, 1995 and 142 at September 30, 1994. The decreases in total overhead costs and personnel were due primarily to a reduction in the size of the Company's workforce effective March 1, 1995.

    The following table summarizes the total overhead costs incurred during the periods:

                                                                                 NINE MONTHS ENDED
                                                                            ----------------------------
                                                                            SEPTEMBER 30,  SEPTEMBER 30,
                                                                                1995           1994
                                                                            -------------  -------------
                                                                                   (IN THOUSANDS)
Overhead costs capitalized................................................   $     4,369         5,523
General and administrative costs expensed.................................         5,761         7,553
                                                                            -------------  -------------
      Total overhead costs................................................   $    10,130        13,076
                                                                            -------------  -------------
                                                                            -------------  -------------

    Interest expense of $19,100,000 in the first nine months of 1995 decreased 5% from $20,077,000 in 1994 due primarily to lower effective interest rates related to the nonrecourse secured loan and the dollar denominated production payment.

    Depreciation and depletion expense decreased 36% to $33,631,000 in the first nine months of 1995 from $52,323,000 in the first nine months of 1994 due to the decrease in production, as well as a decrease in the depletion rate per unit of production. The depletion rate decreased to $1.06 per Mcfe in the first nine months of 1995 from $1.14 per Mcfe in the comparable 1994 period due to writedowns of the Company's oil and gas properties taken in the third and fourth quarters of 1994. At September 30, 1995, the Company had undeveloped properties with a cost basis of approximately $31,981,000 which were excluded from depletion, compared to $41,824,000 at September 30, 1994. The decrease is attributable to exploration and development work, as well as lease expirations and property sales.

    The Company was not required to record a writedown of the carrying value of its oil and gas properties in the first nine months of 1995. However, the Company was required to record a $30,000,000 writedown of the carrying value of its oil and gas properties in the first nine months of 1994. Writedowns of the full cost pool may be required in the future if prices decrease, estimated proved reserve volumes are revised downward or costs incurred in exploration, development, or acquisition activities exceed the discounted future net cash flows from the additional reserves, if any.

    As of December 31, 1993, there were no remaining deferred tax liabilities. No tax benefits for operating loss carryforwards have been recorded in the first nine months of 1995 or 1994.

    CHANGES IN ACCOUNTING

    The Company changed its method of accounting for oil and gas sales from the sales method to the entitlements method effective January 1, 1994. Under the sales method previously used by the Company, all proceeds from production credited to the Company were recorded as revenue until such time as the Company had produced its share of related reserves. Under the entitlements method, revenue is recorded based upon the Company's share of volumes sold, regardless of whether the Company has taken its proportionate share of volumes produced.

    Under the entitlements method, the Company records a receivable or payable to the extent it receives less or more than its proportionate share of the related revenue. The Company believes that the entitlements method is preferable because it allows for recognition of revenue based on the Company's actual share of jointly owned production and provides a better matching of revenue and related expenses.

    The cumulative effect of the change for the periods through December 31, 1993, was a charge of $13,990,000. The effect of this change on the nine months ended September 30, 1994 was an increase in earnings from operations of $3,840,000 and an increase in production volumes of 1,804,000 Mcf of natural gas. There were no related income tax effects in 1994. As the Company adopted this change in the fourth quarter of 1994, previously reported 1994 information has been restated to reflect the change effective January 1, 1994.

RESULTS OF OPERATIONS FOR THE THREE YEARS ENDED DECEMBER 31, 1994

    NET EARNINGS (LOSS). The Company's net loss was $81,843,000 in 1994 compared to a net loss of $21,213,000 in 1993 and net earnings of $7,298,000 in 1992. There would have been a net loss of $16,745,000 in 1992 excluding the effects of the settlement of gas contract litigation with ONEOK Inc. (the ONEOK settlement). Earnings from operations (consisting of total revenue less oil and gas production expense and expensed general and administrative costs) increased in 1994 compared to 1993 as a result of increased natural gas production from acquisitions made throughout 1993; however, this increase was more than offset by a $58,000,000 writedown of the book value of the Company's oil and gas properties due to a ceiling test limitation and a charge of $13,990,000 to reflect the cumulative effects of a change in the Company's method of accounting for oil and gas sales from the sales ("takes") method to the entitlements method. Earnings from operations increased in 1993 compared to the 1992 results (excluding the effects of the ONEOK settlement) as a result of the acquisition of properties; however, this increase was more than offset by higher depreciation and depletion expense, an extraordinary loss of $10,735,000 (net of tax benefit of $4,652,000) recorded as a result of the redemption or purchase of all of the Company's 12 3/4% Senior Secured Notes and long-term subordinated debt and a charge of $1,123,000 to reflect the cumulative effects of changes in accounting principles related to post-retirement benefits and income taxes.

    The Company changed its method of accounting for oil and gas sales from the sales method to the entitlements method effective January 1, 1994. As a result, earnings from operations for 1994 increased by $3,584,000. Earnings from operations for 1993 and 1992, on a pro forma basis, would have been higher by $5,393,000 and $8,868,000, respectively, as a result of this change in accounting method. The 1993 and 1992 amounts presented herein are not required to be restated to show the effects of this change.

    The ONEOK settlement in 1992 had a significant impact on the Company's reported revenue, expense and net earnings. A summary of the Company's income and expenses for 1992, before and after the amounts recorded as a result of the ONEOK settlement, is as follows:

                                                                                                   YEAR ENDED
                                                                                                DECEMBER 31, 1992
                                                                YEAR ENDED                       EXCLUDING ONEOK
                                                             DECEMBER 31, 1992                     SETTLEMENT
                                                             -----------------    EFFECTS OF    -----------------
                                                                                    ONEOK
                                                                                  SETTLEMENT
                                                                                --------------
                                                                                (IN THOUSANDS)
REVENUE:
  Oil and gas sales........................................     $    99,239           22,392            76,847
  Miscellaneous, net.......................................          13,947           15,149            (1,202)
                                                             -----------------       -------          --------
    Total revenue..........................................         113,186           37,541            75,645
EXPENSES:
  Oil and gas production...................................          15,865            1,589            14,276
  General and administrative...............................          11,611             (477)           12,088
  Interest.................................................          27,800               --            27,800
  Depreciation and depletion...............................          46,624               --            46,624
                                                             -----------------       -------          --------
    Total expenses.........................................         101,900            1,112           100,788
                                                             -----------------       -------          --------
Earnings (loss) before income taxes........................          11,286           36,429           (25,143)
Income tax expense
  Current..................................................             435               --               435
  Deferred expense (benefit)...............................           3,553           12,386            (8,833)
                                                             -----------------       -------          --------
                                                                      3,988           12,386            (8,398)
                                                             -----------------       -------          --------
  Net earnings.............................................     $     7,298           24,043           (16,745)
                                                             -----------------       -------          --------
                                                             -----------------       -------          --------

    The inclusion of the effects of the ONEOK settlement in a discussion of the Company's results of operations distorts the trends which would otherwise be reported. In the discussion which follows, results for 1992 exclude the effects of the ONEOK settlement in order to more meaningfully compare and discuss the Company's results of operations for 1994, 1993 and 1992.

    REVENUE.    Total  revenue  increased  10%  to  $115,947,000  in  1994  from
$105,148,000 in 1993, and increased 39% in 1993 from $75,645,000 in 1992.

    Oil and gas sales increased to $114,541,000 from $102,883,000, or by approximately 11%, in 1994 compared to 1993 due primarily to increased natural gas production from properties acquired throughout 1993 and the effects of the change in method of accounting for oil and gas sales, partially offset by normal production declines. In 1994, natural gas production volumes were up 17% compared to 1993 while oil production volumes were 3% higher. The increase in revenue attributable to increased production was partially offset by a 13% decrease in the average sales price for oil. The average sales price for natural gas in 1994 did not differ significantly from the 1993 price.

    Oil and gas sales increased to $102,883,000 from $76,847,000, or by approximately 34%, in 1993 compared to 1992 due primarily to increased production from newly-acquired properties and an 11% increase in the average sales price for natural gas. In 1993, oil production volumes were up 3% and natural gas production volumes were up 41% compared to 1992. The increase in revenue attributable to the increased production was partially offset by a 6% decrease in the average sales price for oil.

    The production volumes and average sales prices for the years ended December 31, 1994, 1993 and 1992 for Forest and its wholly-owned subsidiaries were as follows:

                                                                                        YEARS ENDED DECEMBER 31,
                                                                                     -------------------------------
                                                                                       1994       1993       1992
                                                                                     ---------  ---------  ---------
                                                                                             (IN THOUSANDS)
NATURAL GAS
-----------------------------------------------------------------------------------
Production under long-term fixed price contracts (MMcf)(1).........................     16,656     19,065      9,689
Average contract sales price (per Mcf).............................................  $    1.78       1.65       1.67

Production sold on the spot marked (MMcf)..........................................     31,392     22,049     19,485
Spot sales price received (per Mcf)(2).............................................  $    1.90       2.21       1.78
Effects of energy swaps (per Mcf)(3)...............................................        .06       (.13)      (.07)
                                                                                     ---------  ---------  ---------
Average spot sales price (per Mcf)(2)..............................................  $    1.96       2.08       1.71

Total production (MMcf)............................................................     48,048     41,114     29,174
Average sales price (per Mcf)......................................................  $    1.90       1.88       1.70

OIL AND CONDENSATE(1)(4)
Total production (Mbbls)...........................................................      1,543      1,493      1,450
Average sales price (per Bbl)......................................................  $   14.83      16.97      18.14

------------------------
(1) Production  under  long-term  fixed   price  contracts  includes   scheduled
    deliveries under volumetric production payments, net of royalties. For further information concerning volumes and prices recorded under volumetric production payments, see "-- Liquidity and Capital Resources -- Volumetric Production Payments" below and Notes 5 and 16 of Notes to Consolidated Financial Statements of the Company.

(2) The 1992 amounts exclude $1.15 per Mcf attributable to the ONEOK settlement. Including such amount, the spot sales price received and the average spot sales price for natural gas were $2.93 and $2.86 per Mcf, respectively.

(3) Energy swaps were entered into to hedge the price of spot market volumes against price fluctuation. Hedged volumes were 12,184 MMcf, 8,057 MMcf and 4,691 MMcf for the years ended December 31, 1994, 1993 and 1992, respectively.

(4) Oil and condensate production is sold primarily on the spot market. An immaterial amount of production is covered by long-term fixed price contracts, including scheduled deliveries under volumetric production payments.

    Natural gas delivered pursuant to volumetric production payment agreements and other long-term fixed price contracts represented approximately 35% of total production in 1994 versus 46% in 1993 and 33% in 1992. In recent years, the industry trend has been for more natural gas to be sold on the spot market as long-term contracts expire. The overall increase experienced by Forest in natural gas sold under long-term fixed price contracts over the three year period presented herein was the result of the Company entering into volumetric production payments.

    Miscellaneous net revenue of $1,406,000 in 1994 included income from the sale of miscellaneous pipeline systems and equipment and the reversal of an accounts receivable reserve, partially offset by a reserve for settlement of a royalty dispute and a payment of deferred maintenance costs of a real estate complex used for general business purposes. Miscellaneous net revenue of $2,265,000 in 1993 included $1,380,000 of interest income on short-term investments and an adjustment to reduce accrued severance taxes based on discussions with the applicable state taxing authorities. The net expense of $1,202,000 in 1992 was primarily attributable to a $926,000 provision for future rent payments on vacated office space.

    OIL AND GAS PRODUCTION EXPENSE. Oil and gas production expense increased 15% to $22,384,000 in 1994 compared to $19,540,000 in 1993 due primarily to increased natural gas production as a result
of property acquisitions throughout 1993, partially offset by a decrease in workover expenses and a general decrease in expenses due to the sale of properties. Oil and gas production expense increased 37% to $19,540,000 in 1993 compared to $14,276,000 in 1992, due primarily to increased production from newly acquired properties and increased workover expense. In 1994 and 1993, production expense was approximately $.39 on an Mcfe basis compared to $.38 in 1992.

    GENERAL AND ADMINISTRATIVE EXPENSE. General and administrative expense decreased 7% to $11,166,000 in 1994 compared to $12,003,000 in 1993. Decreases in salaries, wages and burden from the termination of executives and middle level managers and increases in production operation credits were partially offset by increases in insurance and office and storage rental expenses. General and administrative expense for 1993 was $12,003,000 compared to $12,088,000 in 1992. Increases attributable to severance and employee relocation costs and the effects of the postretirement medical benefit accrual in 1993 were more than offset by lower office and storage rentals and lower professional services expense. The capitalization rate remained relatively constant from 1992 to 1994.

    Total overhead costs, including amounts related to exploration and development activities, were $18,719,000 in 1994, $19,561,000 in 1993 and $19,237,000 in 1992. Excluding the severance and employee relocation costs in 1993 described below, total overhead costs were approximately 8% higher in 1994 than in 1993. This increase is primarily due to an increase in storage rentals and higher insurance expense attributable to a larger asset base, partially offset by a decrease in salaries, wages and burden from the termination of executives and middle level managers as described below. The increase in 1993 from 1992 was only 2% despite charges amounting to $2,300,000 for severance and employee relocation costs and $480,000 for postretirement medical benefits; without these charges, total overhead costs would have decreased by approximately 13% in 1993 compared to 1992. Severance and employee relocation costs of approximately $2,300,000 in 1993 resulted from the termination of 10 executives and middle level managers and a loss incurred on an employee's former residence in accordance with the Company's relocation policy. The following table summarizes the total overhead costs incurred during the periods:

                                                               YEARS ENDED DECEMBER 31,
                                                            -------------------------------
                                                              1994       1993       1992
                                                            ---------  ---------  ---------
                                                                    (IN THOUSANDS)
Overhead costs capitalized................................  $   7,553      7,558      7,149
General and administrative costs expensed.................     11,166     12,003     12,088
                                                            ---------  ---------  ---------
    Total overhead costs..................................  $  18,719(1)    19,561(2)    19,237
                                                            ---------  ---------  ---------
                                                            ---------  ---------  ---------

------------------------
(1) Includes $510,000 for post-retirement medical benefits.

(2) Includes approximately $2.3 million of severance and employee relocation costs and $483,000 for postretirement medical benefits.

    RETIREMENT BENEFITS FOR EXECUTIVES AND DIRECTORS. In December 1990, the Company entered into retirement agreements with seven executives and directors ("Retirees") pursuant to which the Retirees will receive supplemental retirement payments totaling approximately $1,127,700 per year through 1996, $1,087,400 in 1997, $938,400 in 1998 and approximately $740,400 per year in 1999 and 2000. The liability to the Retirees was recorded in 1990 and 1991.

    INTEREST EXPENSE. Interest expense of $26,773,000 increased $3,044,000 or 13% compared to 1993 due to higher loan balances as a result of capital spending. Interest expense of $23,729,000 in 1993 decreased $4,071,000 or 15% compared to 1992, primarily due to redemptions or purchases of certain of the Company's subordinated debentures and 12 3/4% Senior Secured Notes in 1993, partially offset by the interest expense incurred in connection with the Company's new 11 1/4% Senior Subordinated Notes.

    DEPRECIATION AND DEPLETION EXPENSE. Depreciation and depletion expense increased 8% to $65,468,000 in 1994 from $60,581,000 in 1993 due to increased production in the 1994 period as a result of property acquisitions. Depreciation and depletion expense increased 30% to $60,581,000 in 1993 from $46,624,000 in 1992 due to increased production in the 1993 period as a result of property acquisitions and workovers. The depletion rate was $1.13 per Mcfe for U.S. production in 1994 compared to corresponding rates of $1.19 for U.S. production in 1993 and $1.21 for U.S. production and $1.19 for Canadian production in 1992.

    IMPAIRMENT OF OIL AND GAS PROPERTIES. The Company recorded a writedown of its oil and gas properties of $58,000,000 in 1994 due primarily to a decrease in spot market prices for natural gas. The Company could have chosen to lessen or completely eliminate the need for a writedown by entering into financial derivatives (swaps) and locking in future natural gas prices. The Company would have had to contract a significant portion of its natural gas reserve base to avoid the entire writedown. Company management decided not to enter into such contracts because it believed the natural gas market was at a cyclical low, and such arrangements would ultimately be detrimental to the Company's shareholders. In addition, the Company considered but chose not to adopt successful efforts accounting. It is management's belief that full cost accounting remains the most appropriate method of accounting for the Company's current mix of operations, despite the quarterly ceiling test requirement.

    Additional writedowns of the full cost pool may be required if prices decrease, undeveloped property values decrease, estimated proved reserve volumes are revised downward or costs incurred in exploration, development, or acquisition activities exceed the discounted future net cash flows from the additional reserves, if any.

    The average Gulf Coast spot price received by the Company for natural gas declined from $1.77 per Mcf at December 31, 1994 to $1.59 per Mcf at April 1, 1995. The West Texas Intermediate price for crude oil increased from $15.50 per Bbl at December 31, 1994 to $17.25 per Bbl at April 1, 1995. Based on April 1, 1995 prices the standardized measure of discounted future net cash flows, exclusive of amounts attributable to volumetric production payments, would have been approximately $193,600,000 at December 31, 1994.

CHANGES IN ACCOUNTING

    The Company changed its method of accounting for oil and gas sales from the sales method to the entitlements method effective January 1, 1994. Under the sales method previously used by the Company, all proceeds from production credited to the Company were recorded as revenue until such time as the Company had produced its share of related reserves. Under the entitlements method, revenue is recorded based upon the Company's share of volumes sold, regardless of whether the Company has taken its proportionate share of volumes produced.

    Under the entitlements method, the Company records a receivable or payable to the extent it receives less or more than its proportionate share of the related revenue. The Company believes that the entitlements method is preferable because it allows for recognition of revenue based on the Company's actual share of jointly owned production and provides a better matching of revenue and related expenses.

    The cumulative effect of the change for the periods through December 31, 1993, was a charge of $13,990,000. The effect of this change on 1994 was an increase in earnings from operations of $3,584,000 and an increase in production volumes of 1,555,000 Mcf. There were no related income tax effects in 1994. As the Company adopted this change in the fourth quarter of 1994, previously reported 1994 quarterly information has been restated to reflect the change effective January 1, 1994. See Note 15 for restated selected quarterly financial data.

    Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," (SFAS No. 106) required the Company to accrue expected costs of providing postretirement benefits to employees and the employees' beneficiaries and covered dependents. The Company adopted the provisions of SFAS No. 106 in the first quarter of 1993. The estimated accumulated postretirement benefit obligation as of January 1, 1993 was approximately $4,822,000. This amount, reduced by applicable income tax benefits, was charged to operations in the first quarter of 1993 as the cumulative effect of a change in accounting principle. The annual net postretirement benefit cost (included in total overhead costs) was approximately $510,000 for 1994 and $483,000 for 1993.

    Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," (SFAS No. 109), required the Company to adopt the liability method of accounting for income taxes. The Company adopted such method on a prospective basis as of January 1, 1993 and, as such, prior periods have not been restated. The cumulative effect of adopting SFAS No. 109 as of January 1, 1993 resulted in a reduction of the net amount of deferred income taxes recorded as of December 31, 1992 of approximately $2,060,000. This amount was credited to operations in the first quarter of 1993 as the cumulative effect of a change in accounting principle.

LIQUIDITY AND CAPITAL RESOURCES

    RECENT DEVELOPMENTS

    During the second and third quarters of 1995, following receipt of shareholder approval, the Company consummated transactions with Anschutz and with JEDI, a Delaware limited partnership the general partner of which is an affiliate of Enron Corp., in each case as described below.

    ANSCHUTZ TRANSACTION:

    Pursuant to the Anschutz Agreement, Anschutz purchased 18,800,000 shares of the Company's Common Stock and shares of a new series of preferred stock that are convertible into 6,200,000 additional shares of common stock for a total consideration of $45,000,000, or $1.80 per share. The preferred stock has liquidation preference and receives dividends ratably with the Common Stock. In addition, Anschutz received the A Warrants, which entitle it to purchase 19,444,444 shares of the Company's common stock for $2.10 per share. The A Warrants are exercisable during the first 18 months after the second closing, subject to extension in certain circumstances to 36 months.

    The Anschutz investment was made in two closings. In the first closing, which occurred on May 19, 1995, Anschutz loaned the Company $9,900,000. The loan carried interest at 8% per annum. The loan was nonrecourse to the Company and was secured by oil and gas properties owned by the Company, the preferred stock of Archean Energy Ltd. and a cash collateral account with an initial balance of $2,000,000. At the second closing, which occurred in July 1995 Anschutz converted the loan into 5,500,000 shares of Common Stock and purchased an additional 13,300,000 shares of common stock, the convertible preferred stock and the A warrants described above for $35,100,000. At the second closing, Anschutz also received from JEDI an option to purchase from JEDI up to 11,250,000 shares of common stock that JEDI may acquire from the Company upon exercise of the B Warrants referred to below. This option will terminate 36 months after the second closing, or earlier upon the conveyance by the Company of certain property to JEDI in satisfaction of the restructured JEDI loan, as described below.

    Pursuant to the Anschutz Agreement, Anschutz agreed to certain voting, acquisition, and transfer limitations regarding shares of Common Stock for five years after the second closing, including (a) a limit on voting, subject to certain exceptions, that would require Anschutz to vote all equity securities of the Company owned by Anschutz having voting power in excess of an amount equal to 19.99% of the aggregate voting power of the equity securities of the Company then outstanding in the same proportion as all other equity securities of the Company voted with respect to the matter (other than equity securities owned by Anschutz) are voted, (b) the number of persons associated with Anschutz that may at any time be elected as directors of the Company is limited to three, and (c) a limit on the acquisition of additional shares of common stock by Anschutz (whether pursuant to the conversion of the new preferred stock, the exercise of the A Warrants or the option received from JEDI, or otherwise), subject to certain exceptions, that would prohibit any acquisition by Anschutz that would result in Anschutz owning 40% or more of the shares of common stock then issued and outstanding. While the foregoing limitations are in effect, Anschutz will be entitled to a minority representation on the board of directors.

    JEDI TRANSACTION

    At the second closing, Forest and JEDI restructured JEDI's existing loan which had a principal balance on July 27, 1995 of approximately $62,368,000 before unamortized discount of $4,984,000. JEDI relinquished the net profits interest that it held in certain Forest properties and reduced the interest rate relating to the loan. In consideration, JEDI received the B Warrants, which entitle it to purchase 11,250,000 shares of the Company's common stock for $2.00 per share. The B Warrants will expire on the earlier of December 31, 2002 or 36 months following exercise of the Company's option to convey properties in satisfaction of the JEDI loan (the Conveyance Option). Also at the second closing, JEDI granted a 36 month option to Anschutz to purchase from JEDI up to 11,250,000 shares at a purchase price per share of $2.00 plus an amount equal to the lesser of (a) 18% per annum from the second closing date to the date of exercise of the option, or (b) $3.10. JEDI will satisfy its obligations under the option to Anschutz by exercising the B Warrants. Provided the Conveyance Option has not been exercised, the Company may terminate the B Warrants at any time beginning 36 months after the second closing if the average closing price of the common stock for both the 90 day and 15 day periods immediately preceding the termination is in excess of $2.50 per share.

    As a result of the loan restructuring and the issuance of the B Warrants, the Company reduced the recorded amount of the related liability to approximately $45,493,000 and annual interest expense by approximately $2,000,000. Subject to certain conditions, the Company may satisfy the restructured JEDI loan by conveying to JEDI the properties securing the loan during a 30-day period beginning 18 months after the second closing or, if the A Warrants have been extended, during a 30-day period beginning 36 months after the second closing. Any such conveyance during the first 36 months after the second closing must be approved by Anschutz, if the option from JEDI has not then been exercised or terminated. Prior to the exercise or termination of the JEDI option, JEDI has agreed that it will not assign all or any portion of the JEDI loan or the B Warrants to an unaffiliated person without the approval of the Company. The Company has agreed to not give such approval without the consent of Anschutz.

    The Company has agreed to use the proceeds from the exercise of the A Warrants and the B Warrants to repay principal and interest on the JEDI loan.

    The Company's short-term and long-term liquidity have been significantly improved by the conclusion of the transactions described above.

    SHORT-TERM LIQUIDITY

    During 1994 and the first nine months of 1995, the Company's operating cash flows and working capital were adversely affected by a severe industry-wide decline in the price of natural gas and a significant decline in production. The prices the Company receives for its future oil and natural gas production will significantly impact future operating cash flows. No prediction can be made as to the prices the Company will receive for its future oil and gas production.

    The Company has a secured credit facility (the "Credit Facility") with The Chase Manhattan Bank, N.A. ("Chase") as agent for a group of banks. Under the Credit Facility as amended, the Company may borrow up to $40,000,000 for working capital and/or general corporate purposes, subject to semi-annual redetermination at the banks' discretion.

    The Credit Facility is secured by a lien on, and a security interest in, a majority of the Company's proved oil and gas properties and related assets (subject to prior security interests granted to holders of volumetric production payment agreements), a pledge of accounts receivable, material contracts and the stock of material subsidiaries. The maturity date of the Credit Facility is July 1, 1998. Under the terms of the Credit Facility, the Company is subject to certain covenants and financial tests (which may from time to time restrict the Company's activities), including restrictions or requirements with respect to working capital, net cash flow, additional debt, asset sales, mergers, cash dividends on capital stock and reporting responsibilities. As of September 30, 1995 the outstanding balance under the Credit Facility was $19,800,000, which reflects the application of proceeds received from the

Anschutz transaction offsetting additional borrowings to fund capital expenditures and working capital. The Company has also used the facility for a $1,500,000 letter of credit, leaving an available borrowing capacity of $18,700,000. At September 30, 1995, the Company was in compliance with the covenants of its bank debt.

    Since December 31, 1994, the Company has taken steps and committed to certain actions to address its short-term liquidity needs, including the Anschutz and JEDI transactions described above. In addition to the Anschutz and JEDI transactions, the Company has taken or committed to other key short-term actions as set forth below.

    The Company has reduced its budgeted general and administrative expenditures for 1995 principally through a workforce reduction effective March 1, 1995. As a result, total overhead for 1995 is expected to decrease by approximately $4,700,000 compared to 1994 or by approximately 25%.

    In response to market conditions, the Company reduced its budgeted capital expenditures during the first six months of 1995 to those required to maintain its producing oil and gas properties as well as certain essential development, drilling and other activities. Using the capital provided by the Anschutz investment, however, the Company's capital expenditures in the third quarter of 1995 and the projected capital expenditures in the fourth quarter of 1995 are expected to be greater than in the first six months of the year. The Company's 1995 budgeted expenditures for exploration and development for the fourth quarter of 1995 are approximately $5,348,000 and $3,246,000, respectively, including capitalized overhead of $1,224,000 and $194,000, respectively. The Company's 1996 budgeted capital expenditures for exploration and development are approximately $12,100,000 and $22,800,000, respectively. There can be no assurance that the Company will have access to sufficient capital to meet its capital requirements. The planned levels of capital expenditures could be reduced if the Company experiences lower than anticipated net cash provided by operations or other liquidity needs or could be increased if the Company experiences increased cash flow.

    Based on the Company's actions taken to date and its plans, including the recent developments described above, management believes the Company will have adequate sources of short-term liquidity to meet its working capital needs, fund capital expenditures at the levels described above, and meet its current debt service obligations.

    CASH FLOW

    Historically, one of the Company's primary sources of capital has been funds provided by operations, which has varied dramatically in prior periods, depending upon factors such as natural gas contract settlements and price fluctuations which are difficult to predict.

    The following summary table reflects comparative cash flows for the Company for the periods ended September 30, 1995 and 1994:

                                                                       NINE MONTHS ENDED
                                                                  ----------------------------
                                                                  SEPTEMBER 30,  SEPTEMBER 30,
                                                                      1995           1994
                                                                  -------------  -------------
                                                                         (IN THOUSANDS)
Funds provided by operations (1)................................   $    21,694        52,651
Net cash provided (used) by operating activities................        (4,253)       25,843
Net cash used by investing activities...........................       (17,235)      (15,398)
Net cash provided (used) by financing activities................        22,037       (15,531)

------------------------
(1) Funds provided by operations consists of net cash provided (used) by operating activities exclusive of adjustments for working capital items, proceeds from volumetric production payments and amortization of deferred revenue. This information is being presented in accordance with industry practice and is not intended to be a substitute for cash provided by operating activities, a measure of performance prepared in accordance with generally accepted accounting principles, and should not be relied upon as such.

    As discussed previously under "-- Results of Operations for the Nine Months Ended September 30, 1995 and 1994," the Company's production volumes decreased significantly in the first nine months of 1995 compared to the prior year. Lower production volumes coupled with decreased prices for natural gas resulted in a 59% decrease in funds provided by operations to $21,694,000 in the first nine months of 1995 from $52,651,000 in the first nine months of 1994. The Company experienced a net use of cash for operating activities of $4,253,000 in the first nine months of 1995 compared to $25,843,000 of net cash provided by operating activities in the corresponding prior year period; this decrease is attributable to lower production volumes and decreased prices discussed above. The Company used $17,235,000 for investing activities in the 1995 period compared to $15,398,000 in the prior year period due to higher direct expenditures and lower proceeds from property sales. The increase in cash due to financing activities of $22,037,000 in the 1995 period was the result of the net proceeds from the issuance of stock and warrants to Anschutz and the proceeds from the sale of the participation interest in the bankruptcy claim which were partially offset by repayments of the Company's Credit Facility. In the first nine months of 1994, the Company had a net use of cash for financing activities of $15,531,000, primarily consisting of the redemption of subordinated debentures and a decrease in other liabilities.

    LONG-TERM LIQUIDITY

    The Company has historically addressed its long-term liquidity needs through the use of nonrecourse production-based financing and through issuance of debt and common stock when market conditions permit.

    On December 30, 1993, the Company entered into a nonrecourse secured loan agreement with JEDI (the "JEDI Loan"). The terms of the JEDI Loan have been restructured based on the terms of certain agreements described in "-- Recent Developments." For a further discussion of the JEDI Loan, see "-- Non-recourse Secured Loan and Dollar-Denominated Production Payment" below. This financing provided acquisition capital, and capital to execute Forest's exploitation strategy.

    Many of the factors which may affect the Company's future operating performance and long-term liquidity are beyond the Company's control, including, but not limited to, oil and natural gas prices, governmental actions and taxes, the availability and attractiveness of properties for acquisition, the adequacy and attractiveness of financing and operational results. The Company continues to examine alternative sources of long-term liquidity, including public and private issuances of equity, refinancing debt with equity and sales of non-strategic assets.

    VOLUMETRIC PRODUCTION PAYMENTS

    As of September 30, 1995, deferred revenue relating to production payments was $18,501,000 and the annual amortization of deferred revenue and the corresponding delivery and net sales volumes were as set forth below:

                                                              VOLUMES REQUIRED TO BE        NET SALES VOLUMES
                                                                                        ATTRIBUTABLE TO PRODUCTION
                                                             DELIVERED TO ENRON CORP.     PAYMENT DELIVERIES (1)
                                                            --------------------------  --------------------------
                                                                OIL       NATURAL GAS       OIL       NATURAL GAS
                                                              (MBLS)        (MMCF)        (MBLS)        (MMCF)
                                              ANNUAL        -----------  -------------  -----------  -------------
                                           AMORTIZATION
                                            OF DEFERRED
                                              REVENUE
                                         -----------------
                                          (IN THOUSANDS)
Remainder of 1995......................      $   3,365              41         1,653            34         1,375
1996...................................          7,545              87         3,721            73         3,095
1997...................................          2,439              --         1,410            --         1,173
1998...................................          1,592              --           892            --           742
Thereafter.............................          3,560              --         1,994            --         1,658
                                              --------             ---         -----           ---         -----
                                             $  18,501             128         9,670           107         8,043
                                              --------             ---         -----           ---         -----
                                              --------             ---         -----           ---         -----

------------------------
(1) Represents volumes required to be delivered to Enron Corp. net of estimated royalty volumes.

    NON-RECOURSE SECURED LOAN AND DOLLAR-DENOMINATED PRODUCTION PAYMENT

    Under the terms of the JEDI Loan and the dollar-denominated production payment, the Company is required to make payments based on the net proceeds, as defined, from certain subject properties. The terms of the JEDI Loan have been restructured based on the terms of certain agreements described in "-- Recent Developments."

    The JEDI Loan was initially recorded at a discounted amount to reflect the conveyance to the lender of a 20% interest in the net profits, as defined, of properties located in south Texas. Before restructuring, the JEDI Loan bore annual interest at the rate of 12.5%. At September 30, 1995, the principal amount of the loan was $62,684,000 and the recorded liability was $46,069,000. Under the terms of the JEDI Loan, additional funds may be advanced to fund a portion of the development projects which will be undertaken by the Company on the properties pledged as security for the loan. Payments of principal and interest under the JEDI Loan are due monthly and are equal to 90% of total net operating income from the secured properties, reduced by 80% of allowable capital expenditures, as defined.

    Pursuant to the restructuring of the JEDI Loan described above the net profits interest has been eliminated and the required interest payments reduced. Under the restructured loan, the Company is required to pay interest at 12.5% per annum on $40,316,000 of the loan balance. All principal payments will be applied to reduce this balance, as will the proceeds, if any, from the exercise of the A Warrants. The remaining loan balance, which was $22,368,000 as of September 30, 1995, is non-interest bearing and will be reduced by principal payments made after full repayment of the $40,316,000 balance as well as by the proceeds, if any, from the exercise of the B Warrants. The recorded amount of the liability was $45,493,000 as of the date of the restructuring. The Company's current estimate under the restructured agreement, based on expected production and prices, budgeted capital expenditure levels and expected discount amortization, is that the recorded liability will increase by approximately $618,000 during the fourth quarter of 1995. The increase in the liability is due to projected cash flows that do not cover projected interest requirements as a result of declining production on the existing wells. New drilling and recompletions should reverse this trend in 1996.

    The dollar-denominated production payment was entered into in 1992 to finance property acquisitions. The original amount of the dollar-denominated production payment was $37,550,000, which was recorded as a liability of $28,805,000 after a discount to reflect a market rate of interest. At September 30, 1995 the remaining principal amount was $21,155,000 and the recorded liability was $16,826,000. Under the terms of this production payment, the Company must make a monthly cash payment which is the greater of a base amount or 85% of the net proceeds from the subject properties, as defined, except that the amount required to be paid in any given month shall not exceed 100% of the net proceeds from the subject properties. Forest retains a management fee equal to 10% of sales from the properties, which is deducted in the calculation of net proceeds. The Company's current estimate, based on expected production and prices, budgeted capital expenditure levels and expected discount amortization, is that the payments in the fourth quarter of 1995 will reduce the recorded liability by approximately $559,000.

    HEDGING PROGRAM

    In addition to the volumes of natural gas and oil dedicated to volumetric production payments, the Company has also used energy swaps and other financial agreements to hedge against the effects of fluctuations in the sales prices for oil and natural gas. In a typical swap agreement, the Company receives the difference between a fixed price per unit of production and a price based on an agreed upon third-party index if the index price is lower. If the index price is higher, the Company pays the difference. The Company's current swaps are settled on a monthly basis. At September 30, 1995, the Company had natural gas swaps and collars for an aggregate of approximately 29.2 Bbtu (billion British Thermal Units) per day of natural gas during the remainder of 1995 at fixed prices and floors (NYMEX basis) ranging from $1.90 to $2.41 per MMbtu (million British Thermal Units) and an aggregate of approximately 17.5 Bbtu per day of natural gas during 1996 at fixed prices and floors ranging from $1.90 to $2.48 per MMbtu. At September 30, 1995, the Company had oil swaps for an aggregate of approximately 1,300 Bbls per day of oil during the remainder of 1995 at fixed prices ranging from $16.70 to $17.75 (NYMEX basis) and an aggregate of approximately 600 Bbls per day of oil during 1996 at fixed prices ranging from $16.70 to $17.75 per barrel.

    In the third quarter of 1995, the Company sold a call at $2.00 per MMbtu on 10,000 MMbtu per day to Enron Corp. for the period from January 1, 1996 to December 31, 1997 for a price of $.086 per MMbtu. Enron Corp. will pay the $.086 per MMbtu price every month. The Company will pay Enron Corp. only in the event that the average of the last three days NYMEX price exceeds $2.00 per MMbtu for any month.

    SUMMARY OF CASH FLOW CONSIDERATIONS AND EXPOSURE TO PRICE AND RESERVE RISK

    Pursuant to certain of the Company's financing arrangements, significant amounts of production are contractually dedicated to production payments and the repayment of nonrecourse debt over the next five years (dedicated volumes). The dedicated volumes decrease over the next five years and also decrease as a percentage of the Company's total production estimated for this period. The estimated production volumes not contractually dedicated to repayment of nonrecourse debt (undedicated volumes) are relatively stable but increase as a percentage of the Company's total production over the next five years. This relative stability of undedicated volumes is due to the fact that the decrease in dedicated volumes corresponds generally to the Company's estimates of the decrease in its total production. In the Company's opinion, the relative stability of undedicated volumes should provide a more constant level of cash flow available for corporate purposes other than debt repayment.

    As a result of volumetric production payments, energy swaps, and fixed contracts, the Company currently estimates that approximately 57% of its natural gas production and 58% of its oil production will not be subject to price fluctuations from October 1995 through December 1995. It is estimated that existing volumetric production payments, energy swaps, fixed contracts and other hedging instruments currently cover approximately 56% of the Company's natural gas production and 23% of its oil production for the year ending December 31, 1996. Currently, it is the Company's intention to commit no more than 75% of its anticipated total production and no more than 85% of its anticipated undedicated production to such arrangements at any point in time. See "-- Hedging Program" above.

    EFFECTS OF ATCOR ACQUISITION

    The completion of the acquisition of ATCOR is anticipated to provide several benefits to the Company including:

    DELEVERAGING. The acquisition of ATCOR, utilizing primarily the proceeds from this offering, is expected to reduce debt as a percent of total book capitalization from 84% as of September 30, 1995 to 55% on a pro forma basis, which is consistent with the Company's long-term capitalization objectives.

    GROWTH OF ASSET BASE. The addition of 213.1 Bcfe of proved reserves represents a 73% increase in the Company's estimated proved reserves on a pro forma basis as of December 31, 1994 and is approximately 500% of the Company's estimated 1995 production. Including other assets acquired in the transaction, the Company's total assets will increase by approximately 75% on a pro forma basis.

    PRODUCTION.   For  the first nine  months of 1995,  the Company's production would increase by 60% from 31.3 Bcfe to 50.1 Bcfe on a pro forma basis.

    LIQUIDITY. The ATCOR acquisition will give the Company flexibility to implement its 1996 capital expenditure program for which the Company has budgeted $36 million. Before committing to this program, the Company believes it must raise approximately $30 million of additional financing. A portion of this financing may be provided by proceeds raised from this offering in excess of the amount needed to acquire ATCOR. The Company expects to be able to meet its remaining 1996 capital expenditure financing requirements by borrowing against ATCOR's reserves.

CAPITAL EXPENDITURES

    The   Company's  expenditures  for  property  acquisition,  exploration  and development for the first nine months of 1995 and 1994, including overhead related to these activities which was capitalized, were as follows:

                                                                 NINE MONTHS ENDED
                                                                   SEPTEMBER 30,
                                                                --------------------
                                                                  1995       1994
                                                                ---------  ---------
                                                                   (IN THOUSANDS)
Property acquisition costs:
  Proved properties...........................................  $     199      8,835
  Undeveloped properties......................................        192         --
                                                                ---------  ---------
                                                                      391      8,835
Exploration costs:
  Direct costs................................................      7,482      5,501
  Overhead capitalized........................................        600        414
                                                                ---------  ---------
                                                                    8,082      5,915
Development costs:
  Direct costs................................................      8,032      6,693
  Overhead capitalized........................................      3,769      5,109
                                                                ---------  ---------
                                                                   11,801     11,802
                                                                ---------  ---------
                                                                $  20,274     26,552
                                                                ---------  ---------
                                                                ---------  ---------

    In response to market conditions, the Company reduced its budgeted capital expenditures for the first six months of 1995 to those required to maintain its producing oil and gas properties as well as certain essential development, drilling and other activities. Due to the liquidity provided by the Anschutz investment, however, the Company's capital expenditures increased in the third quarter of 1995 and the projected capital expenditures in the fourth quarter of 1995 are expected to be greater than in the first six months of the year. The Company's 1995 estimated expenditures for exploration and development for the fourth quarter of 1995 are approximately $5,348,000 and $3,246,000, respectively, including capitalized overhead of $1,224,000 and $194,000, respectively. The planned levels of capital expenditures could be further reduced if the Company experiences lower than anticipated net cash provided by operations or other liquidity needs or could be increased if the Company experiences increased cash flow.

    The Company intends to continue its strategy of acquiring reserves that meet its investment criteria; however, no assurance can be given that the Company can locate or finance any property acquisitions. In order to finance future acquisitions, the Company is exploring many options including, but not limited to: a variety of debt instruments; sale of production payments or other nonrecourse financing; the sale of equity; the issuance of net profits interests; sales of non-strategic properties, prospects and technical information; or joint venture financing. Availability of these sources of capital and, therefore, the Company's ability to execute its operating strategy will depend upon a number of factors, some of which are beyond the control of the Company. If adequate sources of financing are not available to the Company, the amount invested in exploration, development and reserve acquisitions will be required to be reduced significantly.

DIVIDENDS

    On February 1, 1995, a cash dividend of $.1875 on its $.75 Convertible Preferred Stock was paid to holders of record on January 10, 1995. On May 1, 1995 a stock dividend of 0.094693 shares of Common Stock was paid on each share of its outstanding $.75 Convertible Preferred Stock to holders of record on April 10, 1995. On August 1, 1995 a stock dividend of 0.112045 shares of Common Stock was paid on each share of its outstanding $.75 Convertible Preferred Stock to holders of record on July 10, 1995. On November 1, 1995 a stock dividend of
 .074898    shares   of    Common   Stock   was    paid   on    each   share   of
its outstanding $.75 Convertible Preferred Stock to holders of record on October 10, 1995. Effective as of March 31, 1995 the Company was prohibited from paying cash dividends on its $.75 Convertible Preferred Stock due to restrictions contained in the Credit Agreement with its lending banks. The Indenture executed in connection with the 11 1/4% Senior Subordinated Notes due 2003 and the Credit Facility contain restrictive provisions governing dividend payments.

    On November 15, 1995, the Board of Directors declared a dividend payable in shares of Common Stock on February 1, 1996 to holders of record of the $.75 Convertible Preferred Stock on January 10, 1996. The number of shares of Common Stock to be issued per share of the $.75 Convertible Preferred Stock will be announced prior to the payment date in accordance with the formula for determining dividends payable with respect to the $.75 Convertible Preferred Stock.

OTHER MATTERS

    GAS BALANCING. It is customary in the industry for various working interest partners to produce more or less than their entitlement share of natural gas from time to time. The Company's net overproduced position decreased in the first nine months of 1995 to approximately 6.7 Bcf from approximately 8.4 Bcf at December 31, 1994. At September 30, 1995 the undiscounted value of this imbalance is approximately $10,926,000, of which $5,000,000 is reflected on the balance sheet as a short-term liability and the remaining $5,926,000 is reflected on the balance sheet as a long-term liability. In the absence of a gas balancing agreement, the Company is unable to determine when its partners may choose to make up their share of production. If and when the Company's partners do make up their share of production, the Company's deliverable natural gas volumes could decrease, adversely affecting cash flow.

    UNFUNDED PENSION LIABILITIES. In 1994, in response to market conditions, the Company increased from 7.5% to 9% the discount rate used in determining the actuarial present value of the projected benefit obligations under its qualified defined benefit trusteed pension plan and its supplemental executive retirement plan. As a result of the change in the discount rate, the Company reduced the liability representing the unfunded liabilities of these plans by approximately $1,570,000 with a corresponding increase in capital surplus. The Company does not expect the change in discount rate to have a significant impact on future expense due to a pension plan curtailment effected May 31, 1991. The Company currently is not required to make a contribution to the pension plan under the minimum funding requirements of ERISA, but may choose to do so or may be required to do so in the future.

    NATURAL GAS SALES CONTRACTS. The Company had two natural gas sales contracts with Columbia Gas Transmission Corp. ("Transmission"), a subsidiary of Columbia Gas System ("CGS"), which were rejected when CGS and Transmission filed Chapter 11 bankruptcy petitions. The Company sold a participation interest in its claim against CGS to a bank. Consideration received from the bank consisted of a $4,000,000 nonrecourse loan, in exchange for which the bank was to receive, solely from the proceeds of the bankruptcy claim, an amount equal to the loan principal plus accrued interest at 23.5% per annum. In November 1995, CGS's proposed plan of reorganization was approved by the bankruptcy court and the Company received net proceeds of approximately $2,270,000 for its claim against CGS, after repayments of the loan and other expenses.

    NET OPERATING LOSS AND TAX CREDIT CARRYFORWARDS. At December 31, 1994, the Company has consolidated net operating loss carryforwards of $62,789,000, depletion carryforwards of approximately $19,879,000 and investment tax credit carryforwards of approximately $3,674,000 for United States federal income tax purposes. The availability of these tax attributes to reduce current and future taxable income of the Company is subject to various limitations under the Internal Revenue Code. In particular, the Company's ability to utilize such tax attributes is restricted due to the occurrence of an "ownership change" within the meaning of Section 382 of the Internal Revenue Code resulting from the Company's transaction with Anschutz in 1995.

    Even though the Company is limited in its ability to use net operating loss carryforwards under the general provisions of Section 382, it may be entitled to use its net operating loss carryforwards to offset (a) gains recognized in the five years following the ownership change on the disposition of certain assets, to the extent that the value of the assets disposed of exceeds its tax basis on the date of the ownership change or (b) any item of income which is properly taken into account in the five years following the ownership change but which is attributable to periods before the ownership change ("built-in gains"). The ability of the Company to use net operating loss carryforwards to offset built-in gains first requires that the Company have total built-in gains at the time of the ownership change which are greater than a threshold amount. In addition, the use of the net operating loss carryforwards to offset built-in gains cannot exceed the amount of the total built-in gains.

    The Company has not finalized its calculation of the amount of built-in gains at the date of the ownership change, but estimates that its ability to fully utilize its net operating loss carryforwards may be limited by the provisions of Section 382. Under these provisions, the Company's net operating loss carryforwards will be subject to an annual limitation as to their use of approximately $5,700,000, exclusive of gains recognized or taken into account in the five year period following the ownership change. Due to limitations in the Internal Revenue Code other than the Section 382 limitations discussed above, the Company believes it is unlikely that it will use a significant portion of its investment tax credit carryforwards.

                            BUSINESS AND PROPERTIES

GENERAL

    Forest is an independent natural gas and oil company focused on the exploitation and development of its existing property base, primarily located both onshore and offshore in the United States. The Company is also engaged in the exploration for natural gas and oil primarily through internally generated prospects promoted to industry partners and through farmouts. The Company, which is a successor to a company founded in 1916, has extensive operating experience in most of the major producing regions of the United States and Canada. From January 1, 1992 through December 31, 1994, the Company acquired approximately 212 Bcfe of estimated proved oil and gas reserves with significant exploitation and development potential which, due to the Company's capital constraints, has not been fully realized. The Company's assets include an under-exploited property base and a substantial geophysical and geological database including 2-D seismic surveys covering approximately 425,000 miles, 3-D seismic surveys covering over 300,000 acres and approximately 380,000 well logs.

    The Company is developing a new core area of operations in Western Canada. While the Company currently has no significant operations in Canada, it has operated in Canada for over 35 years. The Company recently entered into the ATCOR Agreement to acquire ATCOR, a Canadian corporation engaged in oil and gas exploration and production in Western Canada and the marketing and processing of natural gas. In addition, the Company recently acquired a controlling interest in Saxon, an Alberta, Canada corporation primarily engaged in oil and gas exploration and production in Western Canada. See "ATCOR Acquisition" below.

    The Company's principal reserves and producing properties are currently located in the Gulf of Mexico, Texas and Oklahoma. The Company operates 43 platforms in the Gulf of Mexico. At December 31, 1994, the Company's estimated proved reserves of 292 Bcfe consisted of 247 Bcf of natural gas (approximately 85% of total estimated proved reserves on an Mcfe basis) and 7.5 MMbbls of oil and condensate (including amounts attributable to volumetric production payments). Approximately 81% of total estimated proved reserves were classified as proved developed reserves. At December 31, 1994, the Company had interests in 616 gross wells and operated properties accounting for approximately 74% of its daily production, which averaged 157 MMcfe/d for the twelve month period ended December 31, 1994. The Company's present value of estimated future net cash flows after income taxes from its estimated proved reserves (utilizing a 10% discount rate) at December 31, 1994 was $230.1 million, approximately 62% of which was attributable to estimated proved reserves located in the Gulf of Mexico. On a pro forma basis including the ATCOR and Saxon acquisitions, the Company had estimated proved reserves of 505.3 Bcfe at December 31, 1994 (approximately 26% oil, condensate and natural gas liquids) with an estimated present value of future net cash flows after income taxes from its estimated proved reserves (utilizing a 10% discount rate) of $340.4 million. See "-- ATCOR Acquisition" below.

BUSINESS STRATEGY

    The Company's long term objective is to maximize its value through sustained growth of its oil and gas reserves, production at reasonable costs and achievement of high margins with respect to its production, while minimizing operating and financial risk. The Company's strategy for achieving this objective includes:

    OPERATIONS STRATEGY

    - EXPLOITATION AND DEVELOPMENT OF EXISTING PROPERTIES. The Company pursues workovers, recompletions, secondary recovery operations and other production optimization techniques on its properties to minimize normal production declines. The Company has identified 41 exploitation projects requiring approximately $25.5 million of capital. Further, the Company has identified 80 development projects requiring approximately $23.3 million of capital (exclusive of $9 million and $4 million of development expenditures for ATCOR and Saxon, respectively) to bring a portion of the Company's proved undeveloped reserves into production. Of the foregoing amounts, the Company has budgeted $12.4 million and $10.4 million, respectively in 1996.

    - COST EFFECTIVE EXPLORATION. To augment its exploration program, the Company began, in 1995, to generate exploratory prospects by establishing small "franchise" teams of contract geologists and geophysicists with substantial experience in a defined geographic area. These consultants are provided office space and support services as well as access to the Company's geological and geophysical databases and are compensated primarily with pre-negotiated overriding royalty interests in prospects generated. The Company currently has five franchise teams working on both offshore and onshore prospects. To date, this approach has generated two prospects that are scheduled for drilling over the next several months. In this manner, Forest limits its overhead costs associated with exploration and utilizes its extensive database to generate prospects and increase its exploration activity level. The Company also conducts exploration for oil and gas on its existing property base. In 1995, Forest farmed out 14 prospects on which wells were drilled at a gross cost of $31.4 million and at no net cost to the Company. The Company estimates that it added a total of 3.6 Bcfe of proved reserves to its reserve base from these wells. The Company's goal is to minimize the capital committed to its undeveloped lease inventory by evaluating properties as quickly as possible and maintaining an inventory that can be evaluated in no more than a one to two year period.

    - ACQUISITION OF PRODUCING PROPERTIES. After acquiring approximately 212 Bcfe of estimated proved oil and gas reserves in the United States from 1992 to 1994, the Company has recently shifted its focus to acquisitions in Western Canada. The Company believes that the Canadian market currently provides a more attractive environment for acquisitions of oil and gas reserves than the U.S. market due to favorable Canadian asset valuations and competitive conditions resulting in rising acquisition prices in the U.S. The Company has recently entered into an agreement to acquire ATCOR, a publicly held Canadian oil and gas company, for approximately $135 million. Of this amount, approximately $110 million is allocated to oil and gas properties. On a pro forma basis as of December 31, 1994, ATCOR would have added estimated proved reserves of 10.5 MMbbls of oil, condensate and natural gas liquids and 106.1 Bcf of natural gas to the Company's reserve base. The Company also recently acquired a controlling interest in Saxon, a publicly traded Canadian oil and gas company, which had estimated proved reserves of 4.2 MMbbls of oil and condensate and 18.7 Bcf of natural gas at December 31, 1994. The Company believes that the ATCOR and Saxon acquisitions enhance the Company's ability to capitalize on future acquisition opportunities in Western Canada. See "-- ATCOR Acquisition" below. In Canada and throughout North America, Forest focuses on acquisitions of producing properties that substantially meet its selection criteria, which include (a) location in a core area of operations or establishment of a new core area through the acquisition of a significant property base providing a critical mass, (b) attractive purchase price, (c) significant potential for increasing reserves and production through low risk exploitation and development, and (d) opportunities for improved operating efficiencies. In Canada, Forest also attempts to ensure that all gas properties have sufficient owned plant capacity to provide adequate access to markets.

    FINANCIAL STRATEGY

    - REDUCING LEVERAGE. The Company's financial strategy focuses on reducing financial risk principally through deleveraging its capital structure and hedging oil and gas price risk. As of December 31, 1994, debt represented 97.8% of the Company's book capitalization. This percentage fell to 83.8% as of September 30, 1995, following the closing of the Anschutz and JEDI Transactions. See "The Anschutz and JEDI Transactions". While these transactions were important steps toward deleveraging, the Company's long-term goal is to reduce debt to a level below 50% of total capitalization. As a result of this offering and following the ATCOR acquisition, debt as a percent of capitalization is expected to be reduced to approximately 55% on a pro forma basis.

    -  HEDGING  STRATEGY.    The  Company's  hedging  strategy  encompasses both
       defensive and strategic hedges. Defensive hedges are executed to stabilize the Company's cash flow over the next 12 to 24 months in order to facilitate financial planning and budgeting and allow a consistent capital expenditure program. Strategic hedges are longer term and are designed to protect the Company's profitability and return on assets and to provide assurance of the repayment of nonrecourse debt. At current oil and natural gas prices, the Company's hedging program is focused primarily on defensive hedges. However, strategic hedges will be considered as part of any future acquisition. As of December 31, 1995, approximately 38.9 Bcfe of the Company's oil and gas reserves were hedged. Of this total hedged volume, 18.4 Bcfe and 11.3 Bcfe are hedged for 1996 and 1997, respectively.

PRO FORMA OIL AND GAS RESERVES

    The following table sets forth summary pro forma information with respect to estimates of proved oil and gas reserves of the Company, ATCOR and Saxon and the standardized measure of discounted future net cash flows (discounted at 10%) for these reserves as of December 31, 1994. For additional information relating to reserves, see "Risk Factors -- Ceiling Limitation Writedowns", "-- Reliance on Reserve Estimates," "Business and Properties -- Oil and Gas Reserves" and Note 16 of Notes to Consolidated Financial Statements of the Company.

                                                                FOREST OIL      ATCOR        SAXON        TOTAL
                                                                -----------  -----------  -----------  -----------
Proved Developed
  Natural Gas (MMcf)..........................................      179,574      106,071       17,346      302,991
  Liquids (Mbbls) (1).........................................        6,775       10,469        3,203       20,447
                                                                -----------  -----------  -----------  -----------
    Total (MMcfe) (2).........................................      220,224      168,885       36,564      425,673
Proved Undeveloped
  Natural Gas (MMcf)..........................................       52,064           --        1,389       53,453
  Liquids (Mbbls) (1).........................................          538            8        1,030        1,576
                                                                -----------  -----------  -----------  -----------
    Total (MMcfe) (2).........................................       55,292           48        7,569       62,909
Total Proved (MMcfe) (2)......................................      275,516      168,933       44,133      488,582
Proved reserves attributable to volumetric production
 payments, all of which are proved developed:
  Natural gas (MMcf)..........................................       15,358           --           --       15,358
  Liquids (Mbbls) (1).........................................          219           --           --          219
                                                                -----------  -----------  -----------  -----------
Total proved reserves attributable to volumetric production
 payments (MMcfe) (2).........................................       16,672           --           --       16,672
                                                                -----------  -----------  -----------  -----------
Total proved reserves including amounts attributable to
 volumetric production payments (MMcfe) (2)...................      292,188      168,933       44,133      505,254
                                                                -----------  -----------  -----------  -----------
                                                                -----------  -----------  -----------  -----------
Standardized measure of discounted future net cash flows
 relating to proved oil and gas reserves (in thousands).......  $   207,463       86,121       24,101      317,685
                                                                -----------  -----------  -----------  -----------
                                                                -----------  -----------  -----------  -----------
Total discounted future net cash flows relating to proved oil and gas reserves, including amounts attributable to
 volumetric production payments (in thousands)................  $   230,149       86,121       24,101      340,371
                                                                -----------  -----------  -----------  -----------
                                                                -----------  -----------  -----------  -----------

------------------------
(1) Includes crude oil, condensate and natural gas liquids.

(2) Converted on the basis that one barrel of liquids is equivalent to 6 Mcf of natural gas.

    RESERVES DERIVED FROM ACQUISITIONS

    The following table summarizes the proved reserves at acquisition date associated with the Company's acquisitions from 1991 to 1994.

                                                                        ESTIMATED PROVED   ACQUISITION
                                                       NUMBER OF MAJOR  RESERVES ACQUIRED     COST      ACQUISITION COST
                                                        ACQUISITIONS          BCFE         (MILLIONS)       PER MCFE
                                                       ---------------  -----------------  -----------  -----------------
1991.................................................             1              25.8       $    13.5       $     .52
1992.................................................             4              98.1            88.8             .90
1993.................................................             4             104.9           144.9            1.38
1994.................................................             1               8.3             9.8            1.17
                                                                 --
                                                                                -----      -----------          -----
    Total............................................            10             237.1       $   257.0       $    1.08
                                                                 --
                                                                 --
                                                                                -----      -----------          -----
                                                                                -----      -----------          -----

ATCOR ACQUISITION

    The Company has entered into an agreement (the "ATCOR Agreement") with ATCOR Resources Ltd., a Canadian corporation ("ATCOR"), and three of the controlling stockholders of ATCOR, who own collectively 45% of the common stock of ATCOR and who have agreed to vote their shares in favor of the acquisition. Pursuant to the ATCOR Agreement, the Company has agreed to acquire all of the outstanding capital stock of ATCOR for an aggregate cash consideration of $186 million Cdn (or approximately $135 million U.S. assuming an exchange rate of $1.38 Cdn to $1.00 U.S.). The closing of the acquisition is subject to certain conditions, including obtaining certain Canadian regulatory approvals, the approval of the holders of both classes of the outstanding capital stock of ATCOR and the completion of this offering. A meeting of the shareholders of ATCOR to consider the approval of the acquisition is expected to occur on January , 1996. The Company will use substantially all of the net proceeds of this offering to pay the costs and expenses of the ATCOR acquisition. The closing of the acquisition is expected to occur immediately following the closing of this offering.

    The information included in this Prospectus regarding ATCOR has been provided by ATCOR. No assurance can be given by the Company as to the accuracy or completeness of such information. Due diligence has been conducted by the Company only on those properties and other asset of ATCOR that the Company believes have the most significant value. The Company will receive certain representations and warranties from ATCOR in connection with the acquisition. These representations and warranties will not survive the closing, however, and therefore the Company will have no recourse against any third party for breaches of such representations and warranties and will only be able to rely on its due diligence with respect to such matters. See "Risk Factors -- Limited Knowledge of ATCOR Business and Properties."

    As part of the acquisition, Forest has agreed to sell certain assets of ATCOR to ATCOR's controlling shareholders for an aggregate consideration of approximately $21.5 million Cdn (or approximately $15.6 million U.S.). These assets include a one-half interest in certain frontier lands (see "Frontier Exploration" below), an 18% interest in an ethane extraction plant in Edmonton, Alberta and certain marketable securities held by ATCOR.
    ATCOR is engaged in oil and gas exploration and production and the marketing and processing of natural gas. ATCOR's principal reserves and producing properties are located in the Canadian provinces of Alberta, British Columbia and Saskatchewan. ATCOR held a total of 265,774 net acres of undeveloped oil and natural gas rights at December 31, 1994. ATCOR owns interests in processing and gathering facilities in each of its major fields. ATCOR has invested more than $70 million Cdn in these facilities. Additionally, ATCOR is one of the largest marketers of natural gas in Canada and the Company believes that ATCOR's marketing capabilities provide ATCOR with access to markets that afford it a competitive advantage compared to Canadian companies having only exploration and production operations. The average wellhead price received by ATCOR during this period was $1.45 Cdn per Mcf versus $1.14 Cdn per MMbtu as the average spot market price quoted at AECO C Hub near Calgary, Alberta. ATCOR's voting and non-voting common stock are listed on the Toronto Stock Exchange under the symbols "AKR.A" and "AKR.B".

    SIGNIFICANT PROPERTIES. The following is a description of ATCOR's principal oil and gas properties. All stated production data is net to ATCOR's working interest.

    CAROLINE, ALBERTA

    ATCOR has a 2.963% working interest in the Caroline Swan Hills Gas Unit #1. The natural gas in the Caroline gas field contains high concentration of sulphur and natural gas liquids ("NGLs"). ATCOR's share of production for the nine months ended September 30, 1995 averaged 2.4 MMcf/d of natural gas, 1,324 Bbl/d of condensate and NGLs and 121 long tons per day of sulphur ("LT/D"). A major plant turnaround in August/September increased plant capability to 105% of design capacity.

    THORNBURY/WINEFRED, ALBERTA

    Located near Fort McMurray in northeastern Alberta is the Thornbury/Winefred property in which ATCOR has an approximate 50% working interest in 35,000 acres of land and interests in 42 wells. ATCOR's share of production averaged 5.1 MMcf/d for the nine months ended September 30, 1995.

    SURMONT/NEWBY, ALBERTA

    ATCOR holds an average 50% working interest in 42,000 acres of land and 26 wells in the Surmont/Newby area located near Fort McMurray in northeastern Alberta. ATCOR's share of production for the nine months ended September 30, 1995 averaged 7.2 MMcf/d of natural gas.

    HERRONTON, ALBERTA

    ATCOR holds an average 92% working interest in 11,000 acres of land and interests in 11 wells in this property. ATCOR's share of production from the property averaged 293 Bbl/d of crude oil and NGLs and 2.7 MMcf/d of natural gas for the nine months ended September 30, 1995.

    BITTERN LAKE, ALBERTA

    During the first nine months of 1995, ATCOR's share of production in this property averaged 2.9 MMcf/d of natural gas from four wells in which ATCOR holds interests ranging from 70% to 100%.

    CHAUVIN, ALBERTA

    ATCOR holds interests ranging from 31% to 80% in 15 oil wells. This property is under waterflood and unitization is proceeding. ATCOR's share of production averaged 250 Bbl/d of crude oil for the nine months ended September 30, 1995.

    MAPLE GLEN, ALBERTA

    ATCOR's share of production from this property averaged 2.5 MMcf/d of natural gas for the nine months ended September 30, 1995 from varying interests held by ATCOR in 40 producing gas wells.

    DRUMHELLER, ALBERTA

    ATCOR has an approximately 75% working interest in eight wells in the Drumheller property. ATCOR's share of production averaged 205 Bbl/d of crude oil for the nine months ended September 30, 1995.

    RIGEL/DOIG, BRITISH COLUMBIA

    ATCOR has interests ranging from 46% to 100% in 18 wells in this area near Fort St. John, British Columbia. ATCOR drilled four wells during 1995 and production for the nine months ended September 30, 1995 averaged 6.3 MMcf/d of natural gas and 69 Bbl/d of crude oil and NGLs.

    UTIKUMA, ALBERTA

    ATCOR holds an average 33.5% interest in two wells in the Utikuma property. A waterflood has been initiated by the operator and injection will commence in early 1996. ATCOR's share of production for the nine months ended September 30, 1995 averaged 200 Bbl/d of crude oil.

    FRONTIER EXPLORATION. ATCOR owns varying interests in 22 significant discovery areas on which wells have been drilled and oil and/or gas have been discovered. In connection with the acquisition by Forest, a one-half participation interest in these frontier lands will be sold to the controlling shareholders of ATCOR for $8,000,000 Cdn. Twenty-one of these discovery areas are located within the Beaufort Sea - Mackenzie Delta area of northern Canada. The remaining discovery area is situated off the coast of Nova Scotia near Sable Island. None of the reserves underlying these discoveries is included in the published reserve information under "Pro Forma Oil and Gas Reserves" above.

    Virtually all of ATCOR's interests in these discovery areas are retained by Significant Discovery Licenses. ATCOR, its Canadian partners and the Canadian government have expended a total of approximately $200 million Cdn in the exploration and delineation of oil and gas reservoirs in the Amauligak area.

    Mobil Oil Canada and Shell Canada, Ltd., as operators of the Sable Island gas field announced in October 1995, plan to file a development plan application that will target placing Sable Island production on-line by January 1, 2000. The operators indicated that a final decision on whether to proceed with the project is expected for mid-1997.

    Financial requirements to retain these interests in good standing are not significant and are part of ATCOR's annual capital budget. Development through to production will be a significant investment and will require separate financing.

    NATURAL GAS MARKETING. ATCOR has been involved in natural gas marketing since 1981. Activities consist of the marketing of ATCOR's own gas production, the purchase and direct sale of other parties' natural gas, the handling of transportation and operations of customers' gas, the operation of the ATCOR Netback Pool and the spot purchasing and selling of natural gas. ATCOR marketed an average volume of 671 MMcf/d during the nine months ended September 30, 1995 and over 800 MMcf/d for the quarter then ended. ATCOR operates the ATCOR Netback Pool that matches major end users with providers of gas supply through arranged transportation channels and uses a netback pricing mechanism to establish the wellhead price paid to producers. Sales of natural gas to petrochemical, fertilizer and cement plants, electrical cogeneration facilities, refineries, straddle plants and utilities are made within Canada and the United States. ATCOR serves customers on short term and long term contracts in Alberta, Saskatchewan, Ontario, Quebec and the United States and participates in the daily trading of gas. Gas supplied to these markets is partially supplied from ATCOR wells, and the remainder is obtained from other producing and marketing companies. In 1994, ATCOR marketed, on behalf of itself and others, 125 Bcf or approximately 342 MMcf/d.

    Sales in the northeastern United States to Alberta Northeast Gas Limited, a consortium of 16 gas and electric utilities located in New York, New Jersey, Connecticut, Massachusetts, New Hampshire and Rhode Island (the ANE Project) were at full contract volumes of 37.3 million cubic feet per day during 1995. This contract, which expires in 2006, has a variable pricing formula not tied to any single index or factor.

    ATCOR commenced sales of approximately 18 million cubic feet per day to the Selkirk II Congeneration Project in New York State on November 1, 1994 through the Netback Pool. This cogeneration plant generates 277 megawatts of electricity for sale to the Consolidated Edison Company of New York and sells steam under a long term contract to a plastics facility owned by General Electric. This project, which has a contract term of 15 years, also utilizes the Iroquois Gas Transmission System pipeline for gas transportation.

    The average price paid to producers in the ATCOR Netback Pool, which includes the above mentioned contracts, was $1.36 Cdn per Mcf for the nine months ended September 30, 1995.

    NATURAL GAS LIQUIDS AND SULPHUR MARKETING. ATCOR owns interests in two plants which are producing natural gas liquids. ATCOR owns a one-third interest in an ethane extraction plant in Edmonton, Alberta. ATCOR's share of natural gas liquids production from the Edmonton plant accounted for approximately 1,330 Bbls/d during 1994. In connection with the acquisition by Forest, an 18% interest in the Edmonton plant will be sold to the controlling shareholders of ATCOR for $10 million Cdn. The natural gas liquids produced at the Edmonton plant are sold under a long-term contract at Sarnia, Ontario. ATCOR also owns an interest in a processing plant in the Caroline gas field. ATCOR's share of natural gas liquids production from the Caroline plant accounted for approximately 598 Bbls/d during 1994. ATCOR currently markets its natural gas liquids from Caroline to a major oil and gas producer for use in a miscible flood, under a short-term arrangement.

    The Caroline plant also produces sulphur, and ATCOR's share of the sulphur production was 75 LT/D during 1994. ATCOR's share of the sulphur production is marketed to offshore markets through the Prism Marketing Consortium.

    PROCESSING. ATCOR has a one third interest in an ethane extraction plant located in south Edmonton. The plant extracts ethane and natural gas liquids from gas streams flowing into south Edmonton. The ethane is sold under a long-term contract to an Alberta ethylene producer. Natural gas liquids are also sold under a long-term contract at Sarnia, Ontario market prices. In addition to liquids extracted, the plant processes natural gas for a large resource company under a long-term toll processing contract. The present plant configuration has a maximum design capacity to remove 12,000-14,000 Bbls/d of ethane and 8,500 Bbls/d of natural gas liquids from an inlet natural gas volume of 315 MMcf/d.

    For the nine months ended September 30, 1995, the plant processed an average of 249 MMcf/d of which 36 MMcf/d was processed under the 1984 Agreement to process all of the Leduc Woodbend gas. The Leduc Woodbend gas processed in 1996 and future years, will be substantially less as this supply becomes depleted and the remaining reserves are limited.

    The plant owners will continue to negotiate alternate contracts for third party processing as well as determining methods to increase the portion of the Edmonton gas supply requirement which can be processed at the Plant prior to consumption in the City.

    CANADIAN REGULATION.

    For a description of certain Canadian regulatory matters, see "-- Foreign Operations" below.

    EMPLOYEES

    At September 30, 1995, ATCOR had 76 full-time employees including eight field employees. None of ATCOR's employees are represented by a labor union or collective bargaining agreement. Management believes that its relations with its employees are good.

SIGNIFICANT PROPERTIES

    Set forth below are brief descriptions of the Company's 10 most significant offshore and onshore properties. References in the description to wells are to gross wells and all production rates are gross production rates.

SIGNIFICANT OFFSHORE PROPERTIES

    EUGENE ISLAND 53 FIELD. The Eugene Island 53 Field is located approximately 32 miles offshore St. Mary Parish, Louisiana. The Company operates this field with a 50.0% working interest. There are 2 wells currently producing from the Company's platform. In September 1995, average daily production was 5,650 Mcf of natural gas and 50 Bbls of condensate.

    EUGENE ISLAND 255 FIELD. The Eugene Island 255 Field is located approximately 60 miles offshore, south of St. Mary Parish, Louisiana. This property was purchased in April 1992. Forest operates the property with a 50% working interest. There are 3 wells currently producing from the Company's platform. The platform went onstream in September 1992, at a daily rate of production of 2,000 Bbls of oil and condensate. In September 1995, average daily production was 1,350 Bbls of oil and condensate and 700 Mcf of natural gas.

    EUGENE ISLAND 292 FIELD. The Eugene Island 292 Field is located approximately 80 miles offshore St. Mary Parish, Louisiana. The Company operates this field with a 20.0% working interest. This field was discovered in the early 1960's by Forest. There are 8 wells currently producing from the Company's platform. In September 1995, average daily production was 20,700 Mcf and 40 Bbls of condensate.

    SOUTH TIMBALIER 245 FIELD. The South Timbalier 245 Field is located 60 miles offshore Terrebonne Parish, Louisiana, in the Gulf of Mexico. In May 1993, Forest acquired a 100% working interest in South Timbalier Field 245. There are 2 wells currently producing from the Company's platform. In September 1995, average daily production was 2.8 MMcf of natural gas and 80 Bbls of oil and condensate.

    EUGENE ISLAND 325 FIELD. The Eugene Island 325 Field is located approximately 90 miles offshore St. Mary Parish, Louisiana. The Company operates this field with a 66.67% working interest. The field was discovered and developed by Forest. There are 7 wells currently producing from the Company's platform. A recompletion program in 1992 increased the daily production by 12 MMcf of natural gas and 700 Bbls of oil and condensate. In September 1995, the average daily production rate was 29.2 MMcf of natural gas and 415 Bbls of oil and condensate.

    SHIP SHOAL 277 FIELD. The Ship Shoal 277 Field is located approximately 90 miles offshore Terrebonne Parish, Louisiana. The Company operates this field with a 66.67% working interest. The field was discovered and developed by Forest and has a total of six wells producing from the Company's platform. In September 1995, average daily production was 1.6 MMcf of natural gas and 860 Bbls of oil and condensate.

    SOUTH PELTO FIELD. The South Pelto Field is operated by a third party and is located approximately 15 miles offshore Terrebonne Parish, Louisiana. Forest acquired a 100% working interest in the field in 1992. The Company farmed out the South Pelto Field discovery well which was drilled in February 1993 by a third party. Forest held a 10% overriding royalty interest in the well until payout and subsequently converted to a 35% working interest. In September 1995, average daily production was 30.5 MMcf of natural gas and 330 Bbls of oil and condensate.

SIGNIFICANT ONSHORE PROPERTIES

    VERMEJO FIELD. The Vermejo Field is located in Loving County, Texas. Forest has an average 47% working interest in eight wells in the field, of which it operates seven. In September 1995, the average daily production rate was 3.2 MMcf of natural gas.

    LOMA VIEJA FIELD. The Loma Vieja Field is operated by a third party and is located in Zapata County, Texas. Forest acquired a 35.64% working interest in 1993. There are six wells currently producing. In September 1995, average daily production was 15.4 MMcf of natural gas.

    KATY FIELD. The Katy Field is operated by Exxon and is located in Waller County, Texas. Forest originally acquired an average 12.8% working interest in 1993, and has acquired additional working interests that bring Forest's current total average working interest to 18.33%. There are 107 wells currently producing. In September 1995, average daily production wass 31 MMcf of natural gas.

PRODUCTION

    The following table shows net oil and natural gas production for Forest and its wholly owned subsidiaries for the nine months ended September 30, 1995 and the three years ended December 31, 1994:

                                                          NET OIL AND
                                                     NATURAL GAS PRODUCTION
                         ------------------------------------------------------------------------------
                           PRO FORMA
                          NINE MONTHS    NINE MONTHS
                             ENDED          ENDED
                         SEPTEMBER 30,  SEPTEMBER 30,     PRO FORMA
                             1995           1995            1994          1994       1993       1992
                         -------------  -------------  ---------------  ---------  ---------  ---------
United States:
  Natural Gas (MMcf)...       25,744         25,744          48,048        48,048     41,114     27,814
  Oil (Mbbls)..........          926            926           1,543         1,543      1,493      1,308
Canada:
  Natural Gas (MMcf)...       11,348             --          18,604            --         --      1,360
  Oil (Mbbls)..........        1,239             --           2,040            --         --        142

PRODUCTIVE WELLS

    The following summarizes the Company's total gross and net productive wells at December 31, 1994, all of which are in the United States:

                                                                        PRODUCTIVE WELLS (1)
                                                                     --------------------------
                                                                       GROSS (2)      NET (3)
                                                                     -------------  -----------
Oil................................................................       200          133.8
Natural Gas........................................................       416          137.9
                                                                          ---          -----
    Totals (4).....................................................       616          271.7
                                                                          ---          -----
                                                                          ---          -----

------------------------

(1) Productive wells are producing wells and wells capable of production, including wells that are shut-in.

(2) A gross well is a well in which a working interest is owned. The number of gross wells is the total number of wells in which a working interest is owned.

(3) A net well is deemed to exist when the sum of fractional ownership working interests in gross wells equals one. The number of net wells is the sum of the fractional working interests owned in gross wells expressed as whole numbers and fractions thereof.

(4) Includes 60 dual completions. Dual completions are counted as one well. If one completion is an oil completion, the well is classified as an oil well.

DEVELOPED AND UNDEVELOPED ACREAGE

    Forest held acreage as set forth below at December 31, 1994 and 1993. A majority of the developed acreage is subject to a mortgage lien securing either the Company's bank indebtedness or its nonrecourse secured debt. A portion of the developed acreage is also subject to production payments. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Notes 4 and 5 of Notes to Consolidated Financial Statements of the Company.

                                                                DEVELOPED ACREAGE    UNDEVELOPED ACREAGE
                                                                       (1)                   (2)
                                                               --------------------  --------------------
                                                               GROSS (3)   NET (4)   GROSS (3)   NET (4)
                                                               ---------  ---------  ---------  ---------
Louisiana Offshore...........................................    180,108     72,689    108,174     69,028
Oklahoma.....................................................     63,779     22,891      5,976      1,321
Texas Onshore................................................    126,330     59,502     26,991     19,210
Texas Offshore...............................................     51,142     31,175     47,298     42,078
Wyoming......................................................     12,803      8,797     24,676     20,334
Other........................................................     30,883      9,017      6,615      3,592
                                                               ---------  ---------  ---------  ---------
Total Acreage at December 31, 1994...........................    465,045    204,071    219,730    155,563
                                                               ---------  ---------  ---------  ---------
                                                               ---------  ---------  ---------  ---------
Total Acreage at December 31, 1993...........................    427,139    180,735    338,387    230,858
                                                               ---------  ---------  ---------  ---------
                                                               ---------  ---------  ---------  ---------

------------------------

(1) Developed acres are those acres which are spaced or assigned to productive wells.

(2) Undeveloped acres are considered to be those acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil or natural gas, regardless of whether such acreage contains proved reserves. It should not be confused with undrilled acreage held by production under the terms of a lease.

(3) A gross acre is an acre in which a working interest is owned. The number of gross acres is the total number of acres in which a working interest is owned.

(4) A net acre is deemed to exist when the sum of the fractional ownership working interests in gross acres equals one. The number of net acres is the sum of the fractional working interests owned in gross acres expressed as whole numbers and fractions thereof.

    During 1994, the Company's gross developed acreage increased approximately 9% and net developed acreage increased 13%, primarily as a result of producing property acquisitions. The Company's gross and net undeveloped acreage decreased 35% and 33% respectively, primarily due to reductions in acreage as a result of reclassifications to developed acreage, lease expirations and the Company's decision not to renew certain leases which were located primarily offshore Louisiana and in Texas.

    Approximately 49% of the Company's total net undeveloped acreage is under leases that have terms expiring in 1995, if not held by production, and another approximately 9% of net undeveloped acreage will expire in 1996 if not also held by production.

DRILLING ACTIVITY

    Forest owned interests in net exploratory and net developments wells for the years ended December 31, 1994, 1993 and 1992 as set forth below. This information does not include wells drilled under farmout agreements.

                                                                             UNITED STATES
                                                                 -------------------------------------
                                                                    1994         1993         1992
                                                                    -----        -----        -----
Net Exploratory Wells: (1)
  Dry (2)......................................................         2.0          1.2          1.0
  Productive (3)...............................................         1.3           .3           --
                                                                         --           --           --
                                                                        3.3          1.5          1.0
                                                                         --           --           --
                                                                         --           --           --
Net Development Wells: (1)
  Dry (2)......................................................          --           --           --
  Productive (3)...............................................         2.1          3.0          1.6
                                                                         --           --           --
                                                                        2.1          3.0          1.6
                                                                         --           --           --
                                                                         --           --           --

------------------------

(1) A net well is deemed to exist when the sum of fractional ownership working interests in gross wells equals one. The number of net wells is the sum of the functional working interests owned in gross wells expressed as whole numbers and fractions thereof.

(2) A dry well (hole) is a well found to be incapable of producing either oil or natural gas in sufficient quantities to justify completion as an oil or natural gas well.

(3) Productive wells are producing wells and wells capable of production, including wells that are shut-in.

    A net development well drilled in Canada in 1992 was completed prior to the September 30, 1992 sale of Canadian operations to CanEagle. This well, in which the Company's ownership interest was 20%, was included in the properties sold.

COMPETITION

    The oil and natural gas industry is intensely competitive. Competition is particularly intense in the acquisition of prospective oil and natural gas properties and oil and gas reserves. Forest's competitive position depends on its geological, geophysical and engineering expertise, on its financial resources, its ability to develop its properties and its ability to select, acquire and develop proved reserves. Forest competes with a substantial number of other companies having larger technical staffs and greater financial and operational resources. Many such companies not only engage in the acquisition, exploration, development and production of oil and natural gas reserves, but also carry on refining operations, generate electricity and market refined products. The Company also competes with major and independent oil and gas companies in the marketing and sale of oil and gas to transporters, distributors and end users. There is also competition between the oil and natural gas industry and other industries supplying energy and fuel to industrial, commercial and individual consumers. Forest also competes with other oil and natural gas companies in attempting to secure drilling rigs and other equipment necessary for drilling and completion of wells. Such equipment may be in short supply from time to time, although there is no current shortage of such equipment. Finally, companies not previously investing in oil and natural gas may choose to acquire reserves to establish a firm supply or simply as an investment. Such companies will also provide competition for Forest. Forest's business is affected not only by such competition, but also by general economic developments, governmental regulations and other factors that affect its ability to market its oil and natural gas production. The prices of oil and natural gas realized by Forest are both highly volatile and generally dependent on world supply and demand. Declines in crude oil prices or natural gas prices adversely impact Forest's activities. The Company's financial position and resources may also adversely affect the Company's competitive position. Lack of available funds or financing alternatives will prevent the

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Company from executing  its operating  strategy and from  deriving the  expected benefits therefrom. For further information concerning the Company's financial position, see Management's Discussion and Analysis of Financial Condition and Results of Operations.

REGULATION

    Various aspects of the Company's oil and natural gas operations are regulated by administrative agencies under statutory provisions of the states where such operations are conducted and by certain agencies of the Federal government for operations on Federal leases. The Federal Energy Regulatory Commission "FERC" regulates the transportation and sale for resale of natural gas in interstate commerce pursuant to the Natural Gas Act of 1938 "NGA" and the Natural Gas Policy Act of 1978 "NGPA." In the past, the Federal government has regulated the prices at which oil and gas could be sold. While sales by producers of natural gas, and all sales of crude oil, condensate and natural gas liquids can currently be made at uncontrolled market prices, Congress could reenact price controls in the future. Deregulation of wellhead sales in the natural gas industry began with the enactment of the NGPA in 1978. In 1989, Congress enacted the Natural Gas Wellhead Decontrol Act "the Decontrol Act". The Decontrol Act removed all NGA and NGPA price and nonprice controls affecting wellhead sales of natural gas effective January 1, 1993.

    Commencing in April 1992, the FERC issued Order Nos. 636, 636-A, and 636-B "Order No. 636," which require interstate pipelines to provide transportation separate, or "unbundled", from the pipelines' sales of gas. Also, Order No. 636 requires pipelines to provide open-access transportation on a basis that is equal for all gas supplies. Although Order No. 636 does not directly regulate the Company's activities, the FERC has stated that it intends for Order No. 636 to foster increased competition within all phases of the natural gas industry. It is unclear what impact, if any, increased competition within the natural gas industry under Order No. 636 will have on the Company's activities. Although Order No. 636, assuming it is upheld in its entirety, could provide the Company with additional market access and more fairly applied transportation service rates, Order No. 636 could also subject the Company to more restrictive pipeline imbalance tolerances and greater penalties for violation of those tolerances.

    As of early 1995, the FERC had issued final orders accepting most pipelines' Order No. 636 compliance filings, and had commenced a series of one year reviews of individual pipeline implementations of Order No. 636. Numerous parties have filed petitions for review of Order No. 636, as well as orders in individual pipeline restructuring proceedings. Upon such judicial review, these orders may be remanded or reversed in whole or in part. With Order No. 636 subject to court review, and pending ongoing FERC reviews of individual pipeline restructurings, it is difficult to predict with precision its ultimate effects.

    The FERC has recently announced its intention to re-examine certain of its transportation-related policies, including the appropriate manner in which interstate pipelines release transportation capacity under Order No. 636, and the use of market-based rates for interstate gas transmission. While any resulting FERC action would affect the Company only indirectly, these inquiries are intended to further enhance competition in natural gas markets.

    Commencing in October 1993, the FERC issued a series of rules (Order Nos. 561 and 561-A) establishing an indexing system under which oil pipelines will be able to change their transportation rates, subject to prescribed ceiling levels. The indexing system, which allows pipelines to make rate changes to track changes in the Producer Price Index for Finished Goods, minus one percent, became effective January 1, 1995. The FERC's decision in this matter is currently the subject of various petitions for judicial review. The Company is not able at this time to predict the effects of Order Nos. 561 and 561-A, if any, on the transportation costs associated with oil production from the Company's oil producing operations.

    The Outer Continental Shelf Lands Act "OCSLA" requires that all pipelines operating on or across the Outer Continental Shelf (the "OCS") provide open-access, non-discriminatory service. Although the FERC has opted not to impose the regulations of Order No. 509, in which the FERC implemented the OCSLA, on gatherers and other non-jurisdictional entities, the FERC has retained the authority to exercise jurisdiction over those entities if necessary to permit non-discriminatory access to service on the OCS. If the FERC were to apply Order No. 509 to gatherers in the OCS, eliminate the exemption of gathering lines, and redefine its jurisdiction over gathering lines, then these acts could result in a reduction of available pipeline capacity for existing shippers in the Gulf of Mexico, such as the Company.

    In December 1992, the FERC issued Order No. 547, governing the issuance of blanket marketer sales certificates to all natural gas sellers other than interstate pipelines. The order eliminates the need for natural gas producers and marketers to seek specific authorization under Section 7 of the NGA from the FERC to make sales of natural gas for resale. The FERC intends Order No. 547, in tandem with Order No. 636, to foster a competitive market for natural gas by giving natural gas purchasers access to multiple supply sources at market-driven prices. Order No. 547 may increase competition in markets in which the Company's natural gas is sold.

    Certain operations the Company conducts are on federal oil and gas leases, which the Minerals Management Service "MMS" administers. The MMS issues such leases through competitive bidding. These leases contain relatively standardized terms and require compliance with detailed MMS regulations and orders pursuant to the OCSLA (which are subject to change by the MMS). For offshore operations, lessees must obtain MMS approval for exploration plans and development and production plans prior to the commencement of such operations. In addition to permits required from other agencies (such as the Coast Guard, the Army Corps of Engineers and the Environmental Protection Agency), lessees must obtain a permit from the MMS prior to the commencement of drilling. The MMS has promulgated regulations requiring offshore production facilities located on the OCS to meet stringent engineering and construction specifications, and has recently proposed additional safety-related regulations concerning the design and operating procedures for OCS production platforms and pipelines. The MMS also has regulations restricting the flaring or venting of natural gas, and has recently proposed to amend such regulations to prohibit the flaring of liquid hydrocarbons and oil without prior authorization. Similarly, the MMS has promulgated other regulations governing the plugging and abandonment of wells located offshore and the removal of all production facilities. To cover the various obligations of lessees on the OCS, the MMS generally requires that lessees post substantial bonds or other acceptable assurances that such obligations will be met. The cost of such bonds or other surety can be substantial and there is no assurance that the Company can continue to obtain bonds or other surety in all cases.

    In addition, the MMS is conducting an inquiry into certain contract agreements from which producers on MMS leases have received settlement proceeds that are royalty bearing and the extent to which producers have paid the appropriate royalties on those proceeds. The Company believes that this inquiry will not have a material impact on its financial condition, liquidity or results of operations.

    Additional proposals and proceedings that might affect the oil and gas industry are pending before the FERC and the courts. The Company cannot predict when or whether any such proposals may become effective. In the past, the natural gas industry has been heavily regulated. There is no assurance that the regulatory approach currently pursued by the FERC will continue indefinitely. Notwithstanding the foregoing, the Company does not anticipate that compliance with existing federal, state and local laws, rules and regulations will have a material or significantly adverse effect upon the capital expenditures, earnings or competitive position of the Company or its subsidiaries. No material portion of Forest's business is subject to renegotiation of profits or termination of contracts or subcontracts at the election of the Federal government.

OIL SPILL FINANCIAL RESPONSIBILITY REQUIREMENTS

    In August 1993, the MMS published an advance notice of its intention to adopt a rule under the Oil Pollution Act of 1990 "OPA 90" that would require owners and operators of oil and gas facilities located on or adjacent to waters of the United States to establish $150 million in financial responsibility to cover oil spill related liabilities. Compliance with the proposed rule could be financially burdensome for many small oil and gas companies, and in June 1995, The U.S. House of Representatives approved a bill that would amend OPA 90 to reduce the level of financial responsibility to $35 million. The Clinton Administration has expressed its support for the pending legislation, but the U.S. Senate has not yet taken any action on the bill approved by the House of Representatives. The Company cannot predict whether Congress will reduce the level of financial responsibility required under OPA 90 nor can it predict the final form of any financial responsibility rule that might be adopted, but any such action has the potential to result in the imposition of substantial additional annual costs on the Company or otherwise materially adversely affect the Company. The impact of the rule should not be any more adverse to the Company than it will be to other similarly situated or less capitalized owners or operators in the Gulf of Mexico and other affected regions. The MMS has indicated that it will not move forward with the adoption of the rule until the United States Congress has had an opportunity to act on the pending amendments to OPA 90.

OPERATING HAZARDS AND ENVIRONMENTAL MATTERS

    The oil and gas business involves a variety of operating risks, including the risk of fire, explosions, blow-outs, pipe failure, casing collapse, abnormally pressured formations and environmental hazards such as oil spills, gas leaks, ruptures and discharges of toxic gases, the occurrence of any of which could result in substantial losses to the Company due to injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, clean-up responsibilities, regulatory investigation and penalties and suspension of operations. In addition, the Company currently operates offshore and is subject to the additional hazards of marine operations, such as capsizing, collision and adverse weather and sea conditions. Such hazards may hinder or delay drilling, development and on-line production operations.

    Extensive federal, state and local laws govern oil and natural gas operations regulating the discharge of materials into the environment or otherwise relating to the protection of the environment. Numerous governmental departments issue rules and regulations to implement and enforce such laws which are often difficult and costly to comply with and which carry substantial penalties for failure to comply. Some laws, rules and regulations relating to protection of the environment may, in certain circumstances, impose "strict liability" for environmental contamination, rendering a person liable for environmental damages and cleanup costs without regard to negligence or fault on the part of such person. Other laws, rules and regulations may restrict the rate of oil and natural gas production below the rate that would otherwise exist. The regulatory burden on the oil and natural gas industry increases its cost of doing business and consequently affects its profitability. These laws, rules and regulations affect the operations of the Company. Compliance with environmental requirements generally could have a material adverse effect upon the capital expenditures, earnings or competitive position of Forest and its subsidiaries. The Company believes that it is in substantial compliance with current applicable environmental laws and regulations and that continued compliance with existing requirements will not have a material adverse impact on the Company. Nevertheless, changes in environmental law have the potential to adversely affect the Company's operations. For instance, at least two separate courts have recently ruled that certain wastes associated with the production of crude oil may be classified as hazardous substances under the Comprehensive Environmental Response, Compensation, and Liability Act (commonly called "Superfund") and thus the Company could become subject to the burdensome cleanup and liability standards established under the federal Superfund program if significant concentrations of such wastes were determined to be present at the Company's properties or to have been produced as a result of the Company's operations. Alternately, pending amendments to Superfund presently under consideration by the U.S. Congress could relax many of the burdensome cleanup and liability standards established under the statute.

    The Company has established guidelines to be followed to comply with environmental laws, rules and regulations. The Company has designated a compliance officer whose responsibility is to monitor regulatory requirements and their impacts on the Company and to implement appropriate compliance procedures. The Company also employs an environmental manager whose responsibilities include causing Forest's operations to be carried out in accordance with applicable environmental guidelines and implementing adequate safety precautions.

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
    Although the Company maintains insurance against some, but not all, of the risks described above, including insuring the costs of clean-up operations, public liability and physical damage, there is no assurance that such insurance will be adequate to cover all such costs or that such insurance will continue to be available in the future or that such insurance will be available at premium levels that justify its purchase. The occurrence of a significant event not fully insured or indemnified against could have a material adverse effect on the Company's financial condition and operations.

    The Company has established guidelines to be followed to comply with environmental laws, rules and regulations. The Company has designated a compliance officer whose responsibility is to monitor regulatory requirements and their impacts on the Company and to implement appropriate compliance procedures. The Company also employs an environmental manager whose responsibilities include causing Forest's operations to be carried out in accordance with applicable environmental guidelines and implementing adequate safety precautions. Although the Company maintains pollution insurance against the costs of clean-up operations, public liability and physical damage, there is no assurance that such insurance will be adequate to cover all such costs or that such insurance will continue to be available in the future.

FOREIGN OPERATIONS

    Forest has entered into an agreement to acquire ATCOR and has acquired a controlling interest in Saxon. See "-- ATCOR Acquisition." In 1992, the Company sold substantially all of its Canadian operations to CanEagle Resources Corporation ("CanEagle"). In June 1994, CanEagle sold a significant portion of its oil and gas properties in Canada to a third party. In conjunction with this transaction, the Company exchanged its investment in CanEagle for preferred shares of a newly formed entity, Archean Energy, Ltd. "Archean." In connection with the Saxon transaction, the Company exchanged its Archean preferred stock for Saxon preferred stock.

    In Canada, the petroleum industry operates under federal, provincial and municipal legislation and regulations governing taxes, land tenure, royalties, production rates, pricing, environmental protection, exports and other matters. Prices of oil and natural gas in Canada have been deregulated and are determined by market conditions and negotiations between buyers and sellers.

    Various matters relating to the transportation and distribution of natural gas are the subject of hearings before various regulatory tribunals. In addition, although the price of natural gas exported from Canada is subject to negotiation between buyers and sellers, the National Energy Board, which regulates exports of natural gas, requires that natural gas export contracts meet certain criteria as a condition of approving such exports. These criteria, including price considerations, are designed to demonstrate that the export is in the Canadian public interest.

    Several provincial governments have introduced a number of programs to encourage and assist the oil and natural gas industry, including incentive payments, royalty holidays and royalty tax credits.

    Canadian governmental regulations may have a material effect on the economic parameters for engaging in oil and gas activities in Canada and may have a material effect on the advisability of investments in Canadian oil and gas drilling activities.

    Forest considers, from time to time, certain oil and gas opportunities in other foreign countries. Foreign oil and natural gas operations are subject to certain risks, such as nationalization, confiscation, terrorism, renegotiation of existing contracts and currency fluctuations. Forest monitors the political, regulatory and economic developments in any foreign countries in which it operates.

LEGAL PROCEEDINGS

    The Company, in the ordinary course of business, is a party to various legal actions. In the opinion of management, none of these actions, including those discussed above, either individually or in the aggregate, will have a material adverse effect on the Company's financial condition, liquidity or results of operations.

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
                       THE ANSCHUTZ AND JEDI TRANSACTIONS

    On July 27, 1995, the Company consummated the transactions contemplated by the Purchase Agreement between the Company and Anschutz dated May 17, 1995 (the "Anschutz Agreement") and the Restructure Agreement between the Company and JEDI (a Delaware limited partnership, whose general partner is Enron Capital Corp., an affiliate of Enron Corp.) dated May 17, 1995 (the "JEDI Agreement").

    Pursuant to the Anschutz Agreement, for a total consideration of $45 million Anschutz purchased an aggregate of 18,800,000 shares of Common Stock and 620,000 shares of Second Series Preferred Stock that are convertible into an aggregate of 6,200,000 additional shares of Common Stock. The Anschutz investment was made in two closings. In the first closing, which occurred on May 19, 1995, Anschutz loaned the Company $9,900,000. At the second closing, which occurred on July 27, 1995, Anschutz converted the loan into 5,500,000 shares of Common Stock and purchased from the Company, for an additional payment of $35,100,000, 13,300,000 shares of Common Stock, the Second Series Preferred Stock and the A Warrants to purchase 19,444,444 shares of Common Stock and acquired from JEDI an option to acquire up to an additional 11,250,000 shares of Common Stock, subject to certain restrictions. The A Warrants are exercisable during the first 18 months after the second closing, subject to extension in certain circumstances to 36 months after the second closing. See "Description of Capital Stock -- Warrants."

    At the second closing Anschutz agreed pursuant to a Shareholders Agreement with the Company (the "Shareholders Agreement") to certain voting, acquisition, transfer and certain other limitations regarding all its shares of Common Stock for five years after the second closing, including (a) a limit on voting, subject to certain exceptions, that required Anschutz to vote all equity securities of the Company owned by Anschutz having voting power in excess of an amount equal to 19.99% of the aggregate voting power of the equity securities of the Company then outstanding in the same proportion as all other equity securities of the Company voted with respect to the matter (other than equity securities owned by Anschutz) are voted, (b) limiting to three the number of persons associated with Anschutz that may at any time be elected as directors of the Company and limit the total number of directors to 10 and (c) a limit on the acquisition of additional shares of Common Stock by Anschutz (whether pursuant to the conversion of the Second Series Preferred Stock, the exercise of the warrants or the option received from JEDI, each as described below, or otherwise), subject to certain exceptions, that prohibits any acquisition by Anschutz that would result in Anschutz beneficially owning 40% or more of the shares of Common Stock then issued and outstanding. While the foregoing limitations are in effect, Anschutz will have a minority representation on the Board of Directors. See "-- Shareholders Agreement" below.

    At the first closing the Company and Anschutz also entered into a Registration Rights Agreement (the "Anschutz Registration Rights Agreement") pursuant to which the Company has agreed to register pursuant to the Securities Act of 1933, as amended (the "Securities Act"), any Common Stock acquired by Anschutz in connection with the Anschutz Agreement. Anschutz has the right to demand such registration on four separate occasions and will have certain "piggy-back" registration rights with respect to Company registrations. The Company will bear the cost of any registration pursuant to the Anschutz Registration Rights Agreement. At the second closing the Company also entered into a registration rights agreement with JEDI on terms substantially similar to the Anschutz Registration Rights Agreement, including two demand registration rights.

    At the second closing, Forest and JEDI restructured JEDI's existing loan which had a principal balance of approximately $62,100,000 at May 15, 1995. As a part of the restructuring, the existing JEDI Loan balance was divided into two tranches: Tranche A in the original principal amount of $40 million, which bears interest at the rate of 12.5% per annum and will be due and payable in full on December 31, 2000, and Tranche B in the original principal amount of approximately $22,100,000, which does not bear interest and will be due and payable in full on December 31, 2002. In addition to the elimination of interest on the Tranche B loan amount, JEDI relinquished the net profits interest that it held in certain Forest properties and received B Warrants. Subject to certain conditions, the Company may satisfy the JEDI Loan by conveying to JEDI the properties securing the loan during a 30-day period beginning January 27, 1997 or, if the A Warrants have been extended, during a 30-day period beginning July 27, 1998. The conditions include the expiration or full exercise of the A Warrants, the absence of a default under the JEDI Loan agreement, the accuracy of certain representations and warranties under the JEDI Loan agreement and the absence of material liens or litigation affecting the JEDI properties. Any such conveyance during the first 36 months after the second closing must be approved by Anschutz, if the option from JEDI has not then been exercised or terminated. The Company believes that the option to convey the properties to JEDI affords the Company greater flexibility in managing its capital structure. Although the Company has no current plans regarding the possible exercise of such option, the Company would likely do so if at the time the option became exercisable the outstanding balance of the JEDI Loan was significantly greater than the value of the properties securing the JEDI Loan. Prior to the exercise or termination of the JEDI option, JEDI has agreed that it will not assign all or any portion of the JEDI Loan or the B Warrants to an unaffiliated person without the approval of the Company. The Company has agreed to not give such approval without the consent of Anschutz.

    At the second closing, JEDI received the B Warrants to purchase 11,250,000 shares of the Common Stock. Until July 27, 1998, the B Warrants may be exercised only on the dates and in the respective numbers of shares required to be delivered by JEDI to Anschutz pursuant to the exercise of the option granted by JEDI to Anschutz, as described below. At the second closing, JEDI granted to Anschutz an option on the 11,250,000 shares of Common Stock issuable upon the exercise of the B Warrants until July 27, 1998. The Company has agreed to use the proceeds from the exercise of the B Warrants and the A Warrants to repay principal and interest on the JEDI Loan.

    The Anschutz Agreement required the Company to amend the Rights Agreement dated as of October 14, 1993 between the Company and Mellon Securities Trust Company, as Rights Agent, (the "Rights Agreement") with respect to the transactions contemplated by the Anschutz Agreement and the JEDI Agreement. The amendment of the Rights Agreement exempted from the provisions of the Rights Agreement shares of Common Stock acquired by Anschutz and JEDI pursuant to the Anschutz Agreement (including shares later acquired pursuant to the conversion of the Second Series Preferred Stock or the exercise of the A Warrants or the option received from JEDI) and JEDI Agreement, respectively. The amendment to Rights Agreement did not exempt other shares of Common Stock acquired by Anschutz or JEDI from the provisions of the Rights Agreement. In the Anschutz Agreement, the Company agreed to waive the provisions of the Rights Agreement with respect to Anschutz if, and to the same extent, it waives such provisions with respect to any other person. See "Description of Capital Stock -- Anti-Takeover Provisions."

    SHAREHOLDERS AGREEMENT

    In connection with the issuance to Anschutz, Anschutz entered into the Shareholders Agreement providing for certain voting and other limitations regarding its shares of Common Stock for the lesser of (i) five years after the second closing and (ii) the first day on which the sum of the number of shares of Common Stock owned by Anschutz and its affiliates and any shares of Common Stock subject to acquisition by Anschutz and its affiliates (regardless of any conditions or restrictions on such rights) is less than 20% of the total of all shares of Common Stock issued and outstanding and subject to issuance (regardless of any conditions or restrictions on such rights). The Shareholders Agreement requires the Company to, among other things, except as otherwise approved by the Board of Directors, including a majority of the Independent Directors (as defined below), or by vote of the holders of two-thirds of the shares of Common Stock then issued and outstanding (in which Anschutz Excess Securities (as defined below) are voted in accordance with the restrictions contained in the Shareholders Agreement) (a) fix the number of directors of the Company at ten, who are to be three persons selected by Anschutz (the "Anschutz Designees"), two persons who are officers of the Company and five persons unaffiliated with Anschutz who are not and have not been at any time during the preceding two years an officer or employee of the Company or a director, officer or employee of a beneficial owner of 5% or more of the shares of Common Stock then issued and outstanding or an affiliate of such beneficial owner ("Independent Directors"),
(b) appoint an Anschutz Designee chosen by Anschutz to each of the Executive Committee, the Compensation Committee and the Audit Committee (or committees having similar functions) of the Board of Directors, (c) appoint a Nominating Committee composed of three directors, one of whom shall be an Anschutz Designee, one of whom shall be an officer of the Company and one of whom shall be an Independent Director, (d) require that nominees to the Board of Directors other than the Anschutz Designees be selected by a vote of at least two members of the Nominating Committee, of whom one shall be an Independent Director, (e) if any Anschutz Designee shall cease to be a director for any reason, fill the vacancy resulting thereby with an Anschutz Designee and (f) call meetings of the Board of Directors and committees thereof upon the written request of any Anschutz Designee who is a director.

    The Shareholders Agreement also contains a limit on voting that would require Anschutz to vote all equity securities of the Company having voting power in excess of an amount equal to 19.99% of the aggregate voting power of the equity securities of the Company then outstanding (the "Anschutz Excess Securities") in the same proportion as all other equity securities of the Company voted with respect to the matter (other than equity securities held by Anschutz) are voted, except that Anschutz may vote the Anschutz Excess Securities without restriction (a) for the election of the permitted number of Anschutz Designees, (b) with respect to all matters with respect to which Anschutz may have liability under Section 16(b) of the Exchange Act (unless the Company has obtained a final judgment to the effect that Anschutz will have no such liability) and (c) with respect to other matters as approved by the Board of Directors, including a majority of Independent Directors.

    The exception with respect to Section 16(b) of the Exchange Act could have the effect of permitting Anschutz to vote the Anschutz Excess Securities without restriction in connection with a proposed merger of the Company with a third party, which merger had been approved by the Board of Directors (regardless of how the directors appointed by Anschutz might vote on such merger). Depending upon its percentage ownership, if permitted to vote the Anschutz Excess Securities, Anschutz could have a veto power over certain transactions between the Company and third parties such as a merger, which requires the approval of the holders of two-thirds of the outstanding Common Stock.

    The Shareholders Agreement also contains an agreement on the part of Anschutz not to transfer the beneficial ownership of any of its shares of Common Stock and Preferred Stock (including shares later acquired pursuant to the conversion of the Second Series Preferred Stock or the exercise of the A Warrants or the option received from JEDI), except (a) in a public offering of Common Stock pursuant to a registration statement effective under the Securities Act, (b) to a person or Group (as defined in Section 13(d)(3) of the Exchange
Act) who represents that it will then beneficially own 9.9% or less of the total number of shares of Common Stock then issued and outstanding and those subject to issuance (even if then subject to conditions or restrictions), (c) to a person or Group who will then beneficially own more than 9.9% but less than 20% of the total number of shares of Common Stock issued and outstanding and those subject to issuance (even if then subject to conditions or restrictions) if such person or Group assumes by written instrument satisfactory to both Anschutz and the Company the transfer restrictions previously applicable to Anschutz, (d) any transfer approved by the Board of Directors, including a majority of the Independent Directors, which approval shall not be unreasonably withheld with respect to a transfer to any person or Group who represents that it will then beneficially own more than 9.9% and less than 20% of the total number of shares of Common Stock issued and outstanding and those subject to issuance (even if then subject to conditions or restrictions), (e) a transfer in connection with certain business combination transactions or tender or exchange offers, upon the liquidation or dissolution of the Company or as effected by operation of law and
(f) the pledge or grant of a security interest in certain cases.

    The Shareholders Agreement also provides that Anschutz will neither alone, nor through or with its affiliates, acquire shares of Common Stock which, when combined with shares of Common Stock then owned by Anschutz and its affiliates, would result in Anschutz beneficially owning 40% or more of the shares of Common Stock then issued and outstanding (provided that shares of Common Stock which may be acquired pursuant to the conversion of the Second Series Preferred Stock or the exercise of the A Warrants or the option received from JEDI that have not been issued shall not be included in such determination), except that such restriction shall not apply to (i) acquisitions following a business combination transaction that (A) has been approved by the Board of Directors (including a majority of the Independent Directors) or by the holders of two-thirds of the shares of Common Stock voted with respect to such transaction in which Anschutz Excess Securities are voted in accordance with the Shareholders Agreement) and (B) results in the beneficial ownership by any person or Group of 20% or more of the shares of Common Stock then issued and outstanding (or if all or any part of the shares of Common Stock are changed into or exchanged for shares of capital stock of any other person, 20% of such issued and outstanding shares), (ii) acquisitions following the commencement of a tender or exchange offer made by any person or Group (other than and not including Anschutz or an affiliate of, or any person acting in concert with, Anschutz) to acquire beneficial ownership of 40% or more of the shares of Common Stock then issued and outstanding, (iii) acquisitions after any person or Group (other than and not including an affiliate of Anschutz) shall own beneficially shares of Common Stock which exceed the sum of the number of shares of Common Stock then owned by Anschutz and its affiliates plus the number then subject to acquisition upon the conversion, exercise or exchange by Anschutz and its affiliates of equity securities of the Company or other rights then owned (whether or not subject to restrictions or conditions) and (iv) acquisitions approved by the Board of Directors, including a majority of Independent Directors. If Anschutz's percentage ownership were diluted by future increases in the outstanding Common Stock, the 40% restriction on Anschutz's ownership would not preclude Anschutz from acquiring shares of Common Stock in the open market up to the 40% level, regardless of Anschutz's ability to exercise warrants or options or to convert the Second Series Preferred Stock.

    The Shareholders Agreement also provides that the Company will not take or recommend to its shareholders any action which would impose on Anschutz or its affiliates any limitations on their legal rights, other than those imposed by the express terms of the Shareholders Agreement, and that the Company will not take any action that will or may, directly or indirectly, result in Anschutz or any affiliate having liability under Section 16(b) of the Exchange Act with respect to securities acquired pursuant to the Anschutz Agreement (including shares acquired upon the conversion of the Second Series Preferred Stock or the exercise of the A Warrants or the option received from JEDI). The Company has the right to seek a declaratory judgment as to whether any action described in the preceding sentence or the provisions with respect to the limitations on the voting of the Anschutz Excess Securities on a matter shall be effective and in doing so whether Anschutz will have Section 16(b) liability with respect to such matters. The Shareholders Agreement also provides that the voting restrictions on the Anschutz Excess Securities, and the transfer restrictions and the cap on purchases of Common Stock by Anschutz in excess of 40%, shall no longer apply if any of the Anschutz Designees are not elected to the Board of Directors (and Anschutz and its affiliates voted all the shares of Common Stock owned by them in favor of such election) or one or more directors who are Anschutz Designees are not appointed to the Committees as provided in the Shareholders' Agreement (and the directors who are Anschutz Designees voted in favor of such appointment).

                                   MANAGEMENT

    The executive officers and directors of the Company and their respective positions and ages are set forth below.

                                   AGE AND YEARS                        PRINCIPAL OCCUPATION,
                                    OF SERVICE             POSITIONS WITH COMPANY AND BUSINESS EXPERIENCE
              NAME                 WITH COMPANY                        DURING LAST FIVE YEARS
--------------------------------  ---------------  ---------------------------------------------------------------
William L. Dorn.................         47-24     Chairman of the Board and  Chairman of the Executive  Committee
                                                     since  July 1991  and Chief  Executive Officer  from February
                                                     1990  until  December  1995.   Chairman  of  the   Nominating
                                                     Committee since July 1995. Director since 1982. Member of the
                                                     Executive   Committee  since  August   1988.  President  from
                                                     February 1990 until November  1993. Executive Vice  President from August 1989 until February 1990.
Robert S. Boswell...............         46-10     President since November 1993 and Chief Executive Officer since
                                                     December  1995. Director since 1985.  Vice President from May
                                                     1991 until November 1993.  Chief Financial Officer since  May
                                                     1991.  Financial Vice President from September 1989 until May
                                                     1991. Member  of the  Executive  Committee since  July  1991.
                                                     Director of Franklin Supply Company Ltd.
V. Bruce Thompson...............          48-1     Vice  President  and General  Counsel  since August  1994. Vice
                                                     President  --  Legal  of  Mid-America  Dairymen,  Inc.   from
                                                     November  1993 to  August 1994.  Chief of  Staff for Oklahoma
                                                     Congressman James M.  Inhofe from February  1990 to  November
                                                     1993.
Bulent A. Berilgen..............         47-11     Vice President of Operations since December 1993. Prior thereto
                                                     Vice  President -- Engineering  and Development since January
                                                     1992. Prior thereto Regional Reservoir Engineer.
Kenton M. Scroggs...............         43-12     Vice President  since December  1993  and Treasurer  since  May
                                                     1988.  Member of  the Company's  Employee Benefits Committee,
                                                     which assumed the duties of the Trustees of the Pension Trust and of the Administrative Committee of the Retirement Savings
                                                     Plan in August 1994.
Forest D. Dorn..................         41-18     Vice President since February 1991 and General Business Manager
                                                     since  December  1993.  Prior  thereto  General  Manager   --
                                                     Operations   since  January  1992.  Prior  thereto  Assistant
                                                     Division Manager of the Southern Division.
David H. Keyte..................          39-8     Vice President and Chief Financial Officer since December 1995.
                                                     Vice President  and Chief  Accounting Officer  from  December
                                                     1993  until December 1995. Prior thereto Corporate Controller since  January  1989.  Chairman  of  the  Company's  Employee
                                                     Benefits  Committee, which assumed the duties of the Trustees of the Pension Trust and  of the Administrative Committee  of
                                                     the  Retirement  Savings  Plan in  August  1994.  Director of
                                                     Archean Energy, Ltd.

                                   AGE AND YEARS                        PRINCIPAL OCCUPATION,
                                    OF SERVICE             POSITIONS WITH COMPANY AND BUSINESS EXPERIENCE
              NAME                 WITH COMPANY                        DURING LAST FIVE YEARS
--------------------------------  ---------------  ---------------------------------------------------------------
Daniel L. McNamara..............         50-24     Secretary and  Corporate  Counsel  since  January  1991.  Prior thereto  Assistant Secretary and Associate Corporate Counsel.
                                                     Member of the  Company's Employee  Benefits Committee,  which assumed  the duties of the Trustees  of the Pension Trust and of the  Administrative Committee  of the  Retirement  Savings
                                                     Plan in August 1994.
Joan C. Sonnen..................          42-6     Controller  since  December  1993.  Prior  thereto  Director of
                                                     Financial Accounting  and  Reporting  since  April  1991  and
                                                     Manager of Financial Systems and Reporting since July 1989.
Donald H. Anderson..............          47-2     Director  since  1993. President,  Chief Executive  Officer and
                                                     Director   of   Associated   Natural   Gas   Corporation,   a
                                                     wholly-owned  subsidiary  of  Panhandle  Eastern Corporation, since September 1989 and January 1989, respectively and Chief
                                                     Operating Officer  and Chairman  of Associated  Natural  Gas,
                                                     Inc.,   a  wholly  owned   subsidiary  of  Panhandle  Eastern
                                                     Corporation, since  December  1994.  Chairman  of  the  Audit
                                                     Committee since July 1995.
Philip F. Anschutz..............          56-0     Director  since  1995.  Director,  Chairman  of  the  Board and
                                                     President of Anschutz for more than the past five years,  and a  Director, Chairman of the  Board and President of Anschutz
                                                     Company,  the  corporate  parent   of  Anschutz,  since   the
                                                     formation  of Anschutz  Company in  August 1991.  Director of
                                                     Southern Pacific Rail  Corporation ("SPRC")  since June  1988 and  Chairman of SPRC since October 1988. Served as President and Chief Executive Officer of  SPRC from October 1988  until
                                                     July  1993.  Member of  the  Nominating Committee  since July
                                                     1995.
Richard J. Callahan.............          54-2     Director since 1993. Executive Vice President of U S WEST, Inc.
                                                     since January 1988  and President of  U S WEST  International
                                                     and  Business Development Group since October 1991. Member of the Compensation Committee.
Dale F. Dorn....................         53-29     Director since 1977. Resigned as a Vice President in  September
                                                     1989; currently engaged in private investments.
James H. Lee....................          47-4     Director  since 1991. Managing Partner,  Lee, Hite & Wisda Ltd.
                                                     Member of the Executive Committee since February 1994. Member of the Royalty Bonus Committee and Audit Committee since July
                                                     1995.
Craig D. Slater.................          38-0     Director since  1995. Vice  President of  Anschutz since  1995.
                                                     Director  of  Finance  of  Anschutz  from  1992  to  1995 and
                                                     Corporate  Secretary  of  Anschutz  since  1991.  Held  other positions  with  Anschutz from  1988 to  1992. Member  of the
                                                     Executive Committee and Audit Committee since July 1995.

                                   AGE AND YEARS                        PRINCIPAL OCCUPATION,
                                    OF SERVICE             POSITIONS WITH COMPANY AND BUSINESS EXPERIENCE
              NAME                 WITH COMPANY                        DURING LAST FIVE YEARS
--------------------------------  ---------------  ---------------------------------------------------------------
Drake S. Tempest................          42-0     Director since 1995.  Partner in  the law firm  of O'Melveny  &
                                                     Myers  since February  1991 and  was Special  Counsel to such firm from 1988 to February  1991. Member of the  Compensation
                                                     Committee since July 1995.
Michael B. Yanney...............          62-3     Director  since 1992.  Chairman and Chief  Executive Officer of the American  First  Companies,  L.L.C.  and  a  director  of
                                                     Burlington    Northern   Inc.,    Lozier   Corporation,   MFS
                                                     Communications Company,  Inc. and  America First  REITs  Inc.
                                                     Chairman   of  the  Compensation  Committee.  Member  of  the
                                                     Nominating Committee since July 1995.

    William L. Dorn, Philip F. Anschutz and James H. Lee are Class I directors whose terms expire at the Annual Shareholders' Meeting in 1999. Dale F. Dorn, Drake S. Tempest and Robert S. Boswell are Class II directors whose terms expire at the Annual Shareholders' Meeting in 1996. Donald H. Anderson and Michael B. Yanney are Class III directors whose terms expire at the Annual Shareholders' Meeting in 1997. Richard J. Callahan and Craig D. Slater are Class IV directors whose terms expire at the Annual Shareholders' Meeting in 1998.

    The Board of Directors is divided into four classes as nearly equal in number as possible, with each class having not less than two members, whose terms expire at different times in annual succession.

                       PRINCIPAL AND SELLING SHAREHOLDERS

    The following table describes certain information as of November 15, 1995 with respect to the ownership of the Company's Common Stock by (i) each person known by the Company to own beneficially more than five percent of its Common Stock (including any "group" as that term is used in Section 13(d)(3) of the 1934 Act), (ii) each director of the Company, (iii) the chief executive officer and the other four executive officers of the Company named in the compensation table above, (iv) all executive officers and directors as a group and (v) the Selling Shareholders. Unless otherwise indicated, to the Company's knowledge, all such shares are owned beneficially and of record by the person indicated and each such person has sole voting and investment power with respect to such shares.

                                                          SHARES OWNED                              SHARES TO BE OWNED
                                                       BEFORE OFFERING(1)             SHARES         AFTER OFFERING(1)
                                                ---------------------------------   TO BE SOLD    -----------------------
               NAME AND ADDRESS                         NUMBER            PERCENT   IN OFFERING      NUMBER       PERCENT
----------------------------------------------  -----------------------   -------   -----------   -------------   -------
The Anschutz Corporation......................        55,694,444(3)(5)     65.0%             --   55,694,444       38.2%
2400 Anaconda Tower
555 17th Street
Denver, Colorado 80202
R. B. Haave Associates, Inc...................         3,701,650(4)(5)      7.4              --    3,701,650(2)     3.4%
270 Madison Avenue
New York, NY 10016
Saxon Petroleum Inc...........................         5,300,000           10.9       5,300,000           --         --
1700, 736 6th Avenue SW
Calgary, Alberta T2P 3T7
Canada
Donald H. Anderson............................            10,000            *                --       10,000        *
Philip F. Anshutz.............................        55,694,444(3)(5)(6)  65.0              --   55,694,444       38.2%
Bulent A. Berilgen............................           143,774(7)         *                --      143,774        *
Robert S. Boswell.............................           287,178(7)(12)                              287,178        *
Richard J. Callahan...........................             2,000            *                --        2,000        *
Dale F. Dorn..................................            92,005(8)         *                --       92,005        *
Forest D. Dorn................................           252,365(7)(9)      *                --      252,365        *
William L. Dorn...............................           486,819(7)(10)     1.0              --      486,819        *
David H. Keyte................................           159,455(7)(11)     *                --      159,455        *
James H. Lee..................................             1,000            *                --        1,000        *
Craig D. Slater...............................                --             --              --           --         --
Drake S. Tempest..............................                --             --              --           --         --
Michael B. Yanney.............................            15,000            *                --       15,000        *
All Officers and Directors....................        57,480,195           66.1              --   57,480,195       39.1%

------------------------

* The percentage of shares beneficially owned does not exceed one percent of the outstanding shares of the class.

(1) Assumes that the Underwriters' over-allotment option covering additional shares will not be exercised and that the respective beneficial owners listed in the table will not purchase any shares in this Offering.

(2) Amounts reported also include shares held for the benefit of certain directors and executive officers by the trustee of the Company's Retirement Savings Plan Trust as of September 30, 1995.

(3) The shares indicated as beneficially owned by The Anschutz Corporation and Mr. Philip F. Anschutz include (a) 6,200,000 shares issuable upon conversion of 620,000 shares of the Company's Second Series Preferred Stock and (b) 30,694,444 shares issuable pursuant to warrants exercisable within 60 days.

 (4) The shares indicated as beneficially owned by R.B. Haave Associates, Inc. include 1,150,450 shares issuable upon conversion of 328,700 shares of the Company's Convertible Preferred Stock.

 (5) Based on Schedules 13D and 13G and amendments thereto filed with the SEC and the Company by the reporting person through June 1, 1995 and the amount of Common Stock outstanding on November 15, 1995.

 (6) The shares indicated as owned by Philip F. Anschutz are owned of record by The Anschutz Corporation, of which Mr. Anshutz is the Chairman of the Board, President and a director. Mr. Anshutz may be deemed to beneficially own such shares based on his affiliation with The Anschutz Corporation.

 (7) The shares indicated as owned by Messrs. Berilgen, Boswell, Forest D. Dorn, William L. Dorn and Keyte include 140,000, 245,000, 140,000, 245,000 and
    140,000 shares, respectively, which such party has the right to acquire within 60 days upon the exercise of stock options.

 (8) Of the 92,005 shares indicated as owned by Mr. Dale F. Dorn, 3,437 shares are held by Mr. Dorn as trustee of a trust for the benefit of his immediate family, and of which shares Mr. Dorn has disclaimed beneficial ownership, and 12,250 shares are shares, which Mr. Dorn as trustee, has the right to acquire upon conversion of 3,500 shares of the Company's $.75 Convertible Preferred Stock.

 (9) Of the 252,365 shares indicated as owned by Mr. Forest D. Dorn, 25,800 shares are shares held of record by Mr. Dorn as co-trustee of a trust for the benefit of his mother and of which shares Mr. Dorn disclaims beneficial ownership. This amount excludes 8,628 shares held by Forest D. Dorn's wife and 25,967 shares held by his children, of which shares Mr. Dorn disclaims beneficial ownership.

(10) Of the 486,819 shares indicated as beneficially owned by William L. Dorn, 25,800 shares are held of record by William L. Dorn, as co-trustee of a trust for the benefit of his mother and 74,223 shares are held of record by William L. Dorn as trustee of trusts for the benefit of related parties, of which shares Mr. Dorn disclaims beneficial ownership. Amount does not include 14,990 shares held by William L. Dorn's wife or 35,997 shares held by his children, of which shares Mr. Dorn disclaims beneficial ownership.

(11) Of the 159,455 shares indicated as owned by David H. Keyte, 7,000 shares are issuable upon conversion of 2,000 shares of the Company's $.75 Convertible Preferred Stock.

(12) Such amount excludes 225 shares held by Mr. Boswell's wife and 830 shares held by Mr. Boswell's children of which Mr. Boswell disclaims beneficial ownership.

    The shares of Common Stock offered hereby are being registered by the Company pursuant to the "piggyback" registration rights contained in a Registration Rights Agreement between the Company and Saxon, dated October 25, 1995 (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, the Company is required to bear the expenses of the registration of the shares of Common Stock offered hereby, other than underwriting discounts and commissions, the fees and expenses of counsel to Saxon and all other out-of-pocket expenses of Saxon. The expenses to be paid by the Company for the registration of the shares of Common Stock offered hereby are estimated at $ . The Company has agreed to indemnify Saxon against certain liabilities, including liabilities under the Securities Act.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

    The following statements are brief summaries of certain provisions relating to the capital stock of the Company and are qualified in their entirety by the provisions of the Company's Restated Certificate of Incorporation, as amended, and By-Laws and the subsequent Certificates of Amendment to the Restated Certificate of Incorporation adopted by the Board of Directors of the Company, which are included as exhibits to the Registration Statement of which this Prospectus is a part.

    The Company is authorized to issue 210 million shares of capital stock, consisting of 200 million shares of Common Stock, par value $.10 per share, and 10 million shares of preferred stock, par value $.01 per share. As of November 15, 1995, 48,767,521 shares of Common Stock were held by 2,035 recordholders, 1,244,715 Public Warrants to purchase 1,244,715 shares of Common Stock were held by 78 recordholders, A Warrants to purchase 19,444,444 shares of Common Stock were held by one recordholder, B Warrants to purchase 11,250,000 shares of Common Stock were held by one recordholder, and 2,880,173 shares of $.75 Convertible Preferred Stock were held by 83 recordholders. On November 15, 1995, 10,080,606 shares of Common Stock were reserved for issuance upon conversion of the $.75 Convertible Preferred Stock, 6,200,000 shares of Common Stock were reserved for issuance upon conversion of the Second Series Preferred Stock and 3,059,000 shares of Common Stock were reserved for issuance upon the exercise of stock options. Holders of the Common Stock, the $.75 Convertible Preferred Stock and the Second Series Preferred Stock are not entitled to any preemptive rights with respect to issuances of capital stock of the Company.

COMMON STOCK

    The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of the common shareholders of the Company. In addition, such holders are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor, subject to the payment of preferential dividends with respect to (i) the $.75 Convertible Preferred Stock and the Second Series Preferred Stock as set forth below and (ii) any other preferred stock of the Company that from time to time may be outstanding. The Company does not intend to pay dividends on the Common Stock for the foreseeable future. See "Dividend Policy" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Capital Resources and Liquidity" for a description of certain limitations on the payment of dividends on the Common Stock.

    In the event of dissolution, liquidation or winding-up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities of the Company and subject to the prior distribution rights of the holders of (i) the $.75 Convertible Preferred Stock and the Second Series Preferred Stock as set forth below and (ii) any other preferred stock of the Company that may be outstanding at that time. The holders of Common Stock do not have cumulative voting rights or preemptive or other rights to acquire or subscribe for additional, unissued or treasury shares. All outstanding shares of Common Stock are, and when issued, the shares of Common Stock offered hereby will be, fully paid and nonassessable.

    The transfer agent and registrar for the Common Stock is Chemical Mellon Shareholder Services.

    See "Price Range of Common Stock" for the high and low sales prices of the Common Stock for each quarter of 1993, 1994 and 1995.

PREFERRED STOCK

    The Board of Directors is authorized to provide for the issuance from time to time of one or more series of preferred stock. Shares of preferred stock could have rights that are superior to the Common Stock with respect to voting, dividends and liquidation or that could adversely affect the holders of Common Stock or discourage or make more difficult an attempt to effect a change in control of the Company.

    The Company has two classes of preferred stock outstanding, the $.75 Convertible Preferred Stock and the Second Series Preferred Stock. Each share of the $.75 Convertible Preferred Stock is convertible into 3.5 shares of Common Stock, subject to adjustment upon certain events. Holders of shares of $.75
Convertible Preferred Stock are entitled to cumulative preferential cash dividends at the annual rate of $.75 per share prior to the payment of any dividends (except for dividends paid in shares of Common Stock) or other distributions on (or certain repurchases of) Common Stock and on liquidation, dissolution or winding up of the Company to preferential payment of $10 per share plus accumulated and unpaid dividends before any distribution is made with respect to Common Stock. Dividends on the $.75 Convertible Preferred Stock may be paid in cash or, at the Company's election, in shares of Common Stock or in a combination of cash and Common Stock. Common Stock is valued for dividend payment purposes at between 75% and 90%, based upon trading volume, of the average last reported sales price of the Common Stock for the 10 consecutive trading days ending on the tenth calendar day prior to the date for determining record holders entitled to the dividend payment.

    Whenever dividends on the $.75 Convertible Preferred Stock have not been paid, the amount of the deficiency, plus an amount equal to the accumulated dividend for the then current quarterly dividend period, must be fully paid, or declared and set apart for payment, before any dividend may be declared and paid or set apart for payment upon the Common Stock, except for dividends paid in shares of Common Stock.

    Whenever $.75 Convertible Preferred Stock dividends are in arrears in an amount equivalent to six full quarterly dividends, the holders of the $.75 Convertible Preferred Stock, voting separately as a class and with one vote per share, will have the right to elect two directors. If two consecutive dividend payments are in arrears, the holder of each share of $.75 Convertible Preferred Stock will be entitled to a penalty conversion right enabling such holder to convert each such share, plus accumulated dividends, into a share of Common Stock during a two-day period 30 days after the second dividend payment date at a conversion price of 75% of the average of the last reported sales prices of the Common Stock during the period from such second dividend payment date to five trading days prior to the conversion date.

    Each share of Second Series Preferred Stock (1) has the right to receive dividends on the dates and in the form that dividends shall be payable on the Common Stock, in each case in an amount equal to the amount of such dividend payable on the number of shares of Common Stock into which such share of Second Series Preferred Stock shall be convertible immediately preceding the record date for the determination of the shareholders entitled to receive such dividend, (2) has no right to vote, (3) has the right, upon any liquidation, dissolution or winding up of the Company, before any distribution is made on any shares of Common Stock, to be paid the amount of $18.00 and, after there shall have been paid to each share of Common Stock the amount of $1.80, has the right to receive distributions on the dates and in the form that distributions shall be payable on the Common Stock, in each case in an amount equal to the amount of such distributions payable on the number of shares of Common Stock into which such share of Second Series Preferred Stock is convertible (assuming for such purpose that such conversion were possible) immediately preceding the record date for the determination of the shareholders entitled to receive such distribution and (4) is convertible into 10 shares of Common Stock, which conversion may be made from time to time on or before the July 27, 2000, but which in any event shall be made on July 27, 2000. The rights of the holders of the Second Series Preferred Stock to receive dividends are junior and subordinate to the rights of the holders of the Company's $.75 Convertible Preferred Stock to the same extent that the rights of the holders of the Common Stock are subordinate in right to receive dividends to the rights of the holders of $.75 Convertible Preferred Stock to receive dividends, and the rights of the holders of the Second Series Preferred Stock will rank pari passu with the Company's $.75 Convertible Preferred Stock as to liquidation preference.

WARRANTS

    The Company has outstanding Public Warrants to purchase shares of its Common Stock. Each Public Warrant (the "Public Warrants") entitles the holder to purchase one share of Common Stock at a price of $3.00, is non-callable and expires on October 1, 1996.

    The Company has A Warrants outstanding that are held by Anschutz. The A Warrants expire January 27, 1997 or July 27,1998, if the Shareholders Agreement with Anschutz would limit such exercise or the Company shall have previously sold in excess of $60 million of equity securities in a transaction in which Anschutz has agreed not to sell shares for a period of nine months.

    The Company has outstanding B Warrants that are held by JEDI and expire on the earlier of December 31, 2002 or 36 months following exercise of the Company's option to convey properties in satisfaction of the JEDI Loan (the "Conveyance Option"). JEDI has granted an option to Anschutz to purchase from JEDI up to 11,250,000 shares at a purchase price per share of $2.00 plus an amount equal to the lesser of (a) 18% per annum from July 27, 1995 to the date of exercise of the option, or (b) $3.10. The option expires on July 27, 1998. JEDI will satisfy its obligations under the option to Anschutz by exercising the B Warrants. Provided the Conveyance Option has not been exercised, the Company may terminate the B Warrants at any time beginning July 27, 1998 if the average closing price of the Common Stock for the 90 days and 15 days preceding the termination is in excess of $2.50 per share.

ANTI-TAKEOVER PROVISIONS

    Certain provisions in the Company's Restated Certificate of Incorporation and By-laws, the Company's shareholders' rights plan, executive severance agreements and the ownership position of Anschutz may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with the Board of Directors rather than pursue nonnegotiated takeover attempts.

    CLASSIFIED BOARD OF DIRECTORS. The Company's By-laws provide that the Board of Directors is divided into four classes as nearly equal in number as possible, with each class having not less than three members, whose four year terms of office expire at different times in annual succession. Presently the number of directors is fixed at 10. A staggered board makes it more difficult for shareholders to change the majority of the directors and instead promotes a continuity of existing management.

    BLANK CHECK PREFERRED STOCK. The Company's Restated Certificate of Incorporation authorizes the issuance of blank check preferred stock. The Board of Directors can set the voting rights, redemption rights, conversion rights and other rights relating to such preferred stock and could issue such stock in either private or public transactions. In some circumstances, the blank check preferred stock could be issued and have the effect of preventing a merger, tender offer or other takeover attempt which the Board of Directors opposes.

    SHAREHOLDERS' RIGHTS PLAN. In October 1993, the Board of Directors adopted a shareholders' rights plan (the "Plan") and entered into the Rights Agreement. The Company issued a dividend of a preferred stock purchase right (the "Rights") on each outstanding share of Common Stock of the Company, which, after the Rights become exercisable, entitles the holder to purchase 1/100th of a share of a newly issued series of the Company's preferred stock at a purchase price of $30 per 1/100th of a preferred share, subject to adjustment. The Rights expire on October 29, 2003 unless extended or redeemed earlier. The Rights will become exercisable (unless previously redeemed or the expiration date of the rights has occurred) following a public announcement that a person or group (an "Acquiring Person") has acquired 20% or more of the Common Stock or has commenced (or announced an intention to make) a tender offer or exchange offer for 20% or more of the Common Stock. In certain circumstances each holder of Rights (other than an Acquiring Person) would have the right to receive, upon exercise (i) shares of Common Stock having a value significantly in excess of the exercise price of the Rights, or (ii) shares of Common Stock of an acquiring company having a value significantly in excess of the exercise price of the Rights. In connection with the Anschutz transaction, the Company amended the Rights Agreement to exempt from the provisions of the Rights Agreement shares of Common Stock acquired by Anschutz and JEDI in the Anschutz and JEDI transactions (including shares later acquired pursuant to the conversion of the Second Series Preferred Stock or the exercise of the A Warrants or the option received by Anschutz from JEDI). The amendment to Rights Agreement did not exempt other shares of Common Stock acquired by Anschutz or JEDI from the provisions of the Rights Agreement. In the Anschutz transaction, the Company agreed to waive the provisions of the Rights Agreement with respect to Anschutz if, and to the same extent, it waives such provisions with respect to any other person.

    EXECUTIVE SEVERANCE AGREEMENTS. The Company has entered into executive severance agreements (the "Executive Severance Agreements") with certain executive officers, including the persons listed under "Management." The
Executive Severance Agreements provide for severance benefits for termination without cause and for termination following a "change of control" of the Company. In March 1995, the Compensation Committee renewed the Executive Severance Agreements and extended their term to December 1997. In addition, the definition of "change of control" was modified. Under the Executive Severance Agreements, a "change of control" of the Company would be deemed to occur if, as modified in March 1995, (i) the Company is not the surviving entity in any merger, consolidation or other reorganization (or survives only as a subsidiary of an entity other than a previously wholly-owned subsidiary of the Company);
(ii) the Company sells, leases or exchanges all or substantially all of its assets to any other person or entity (other than a wholly-owned subsidiary of the Company); (iii) the Company is dissolved and liquidated; (iv) any person or entity, including a "group" as contemplated by Section 13(d)(3) of the Securities Exchange Act of more than 40% of the outstanding shares of the Company's voting stock (based upon voting power); or (v) as a result of or in connection with a contested election of directors, the persons who were directors of the Company before such election cease to constitute a majority of the Board of Directors.

    The executive officers who had entered into Executive Severance Agreements were required, as a condition to the closings of the Anschutz and JEDI transactions, to waive the obligations of the Company pursuant to such agreements with respect to a "change of control." See "The Anschutz and JEDI Transactions."

    OWNERSHIP POSITION OF ANSCHUTZ. Anschutz has a substantial ownership position in the Company and may designate three of the Company's ten directors. Therefore, Anschutz has the ability to exert substantial influence with respect to matters considered by the Board of Directors. Anschutz owns approximately 40% of the outstanding Common Stock. Anschutz may acquire additional shares to maintain its 40% position, but its ability to exceed such percentage is limited by a five-year Shareholders Agreement with the Company. Under certain circumstances, Anschutz could have veto power over proposed transactions between the Company and third parties such as a merger, which requires the approval of the holders of two-thirds of the outstanding Common Stock. It is unlikely that control of the Company could be transferred to a third party without Anschutz's consent and agreement. It is also unlikely that a third party would offer to pay a premium to acquire the Company without the prior agreement of Anschutz, even if the Board of Directors should choose to attempt to sell the Company in the future. It will also be unlikely that the Company will be able to enter into a transaction accounted for as a pooling of interests in the next two years. Finally, the 40% ownership limitation on Anschutz's ownership terminates after five years and earlier under certain circumstances. Under these circumstances, based on the number of shares outstanding on January , 1996, Anschutz has the ability to acquire up to approximately % of the Common Stock by converting its Second Series Preferred Stock and exercising its option and warrants during their respective terms. Therefore, upon termination of the 40% limitation, Anschutz may have effective control over the Company. See "The Anschutz and JEDI Transactions -- Shareholders Agreement."

                                  UNDERWRITING

    Subject to the terms and conditions set forth in the Underwriting Agreement among the Company, the Selling Shareholder and Salomon Brothers Inc, Dillon, Read & Co. Inc., Morgan Stanley & Co. Incorporated and Chase Securities, Inc. (together, the "Underwriters"), the Company and the Selling Shareholder have agreed to sell to the Underwriters, and each of the Underwriters has severally agreed to purchase from the Company and the Selling Shareholder, the aggregate number of shares of Common Stock set forth opposite its name below.

                                                                          NUMBER
UNDERWRITERS                                                            OF SHARES
--------------------------------------------------------------------  --------------
Salomon Brothers Inc................................................
Dillon, Read & Co. Inc..............................................
Morgan Stanley & Co. Incorporated...................................
Chase Securities, Inc...............................................

                                                                      --------------
      Total.........................................................      60,000,000
                                                                      --------------
                                                                      --------------

    The Underwriting Agreement provides that the several Underwriters will be obligated to purchase all the shares of Common Stock being offered (other than the shares covered by the over-allotment option described below), if any are purchased. The Managing Underwriters are Salomon Brothers Inc, Dillon, Read & Co. Inc., Morgan Stanley & Co. Incorporated, and Chase Securities, Inc.

    The Underwriters have advised the Company that they propose initially to offer the Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $ per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $ per share on sales to certain other dealers. After the initial offering, the price to public, and concessions to dealers may be changed.

    The Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase an additional shares of Common Stock at the price to public less the underwriting discount set forth on the cover page of this Prospectus. The Underwriters may exercise this option solely for the purpose of covering over-allotments, if any, incurred in the sale of shares of Common Stock being offered hereby. To the extent the Underwriters exercise such option, each of the Underwriters will be obligated, subject to certain conditions, to purchase the same proportion of such additional shares as the number of shares set forth opposite such Underwriter's name in the preceding table bears to the total number of shares of Common Stock offered by the Underwriters hereby.

    For a period of 120 days after the date of this Prospectus, the Company, the Selling Shareholder, and each director and executive officer of the Company have agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock, any other capital stock of the Company or any security convertible into or exercisable or exchangeable for Common Stock or any such other capital stock without the prior written consent of Salomon Brothers Inc, except (a) the Company may register the Common Stock and the Company and the Selling Shareholder may sell the shares of Common Stock offered in this Offering and (b) the Company may issue securities pursuant to the Company's stock option or other benefit or incentive plans maintained for its officers, directors or employees.

    No action has been taken or will be taken in any jursidiction by the Company or the Underwriters that would permit a public offering of the shares offered hereby in any jurisdiction where action for that purpose is required, other than the United States. Persons who come into possession of this

Prospectus are required by the Company and the Underwriters to inform themselves about and to observe any restrictions as to the offering of the shares offered hereby and the distribution of this Prospectus.

    Dillon, Read & Co. Inc. has performed various investment banking services for the Company in the past 12 months, for which it has received customary fees. Chase, an affiliate of Chase Securities, Inc., acts as a lender and the agent for a group of banks pursuant to the Company's Credit Facility. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Short-Term Liquidity."

    The Company and the Selling Shareholder have agreed to indemnify the Underwriters against certain civil liabilities, including certain liabilities under the Securities Act of 1933, as amended (the "Securities Act"), or contribute to payments the Underwriters may be required to make in respect thereof.

                                 LEGAL OPINIONS

    The legality of the Common Stock offered hereby will be passed upon for the Company by Vinson & Elkins L.L.P., Houston, Texas, and certain legal matters will be passed upon for the Underwriters by Cahill Gordon & Reindel, a partnership including a professional corporation, New York, New York.

                                    EXPERTS

    The consolidated financial statements of Forest Oil Corporation as of December 31, 1994 and 1993 and for each of the years in the three-year period ended December 31, 1994 have been incorporated by reference and included herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference and appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

    The consolidated financial statements of ATCOR Resources, Ltd. as at December 31, 1994 and 1993 and for each of the years in the three-year period ended December 31, 1994 have been included herein in reliance upon the report of Price Waterhouse, independent auditors, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                              CERTAIN DEFINITIONS

    Unless otherwise indicated in this Prospectus, natural gas volumes are stated at the legal pressure base of the state or area in which the reserves are located at 60 Fahrenheit. Natural gas equivalents are determined using the ratio of six Mcf of natural gas to one barrel of crude oil, condensate or natural gas liquids so that one barrel of oil is referred to as six Mcf of natural gas equivalent or "Mcfe".

    As used in this Prospectus, the following terms have the following specific meanings: "Mcf" means thousand cubic feet, "MMcf" means million cubic feet, "Bcf" means billion cubic feet, "Bbl" means barrel, "Mcfe" means thousand cubic feet equivalent, "MMcfe" means million cubic feet equivalent, "Bcfe" means billion cubic feet equivalent and "MMbtu" means million British thermal units. "Mcf/d" means thousand cubic feet per day, "MMcf/d" means million cubic feet per day and "MMcfe/d" means million cubic feet equivalent per day.

    "Bbls" means barrels, "Mbbls" means thousand barrels and "MMbbls" means million barrels. "Bbls/d" means barrels per day.

    The term "spot market" as used herein refers to natural gas sold under contracts with a term of six months or less or contracts which call for a redetermination of sales prices every six months or earlier.

    With respect to information concerning the Company's working interests in wells or drilling locations, "gross" oil and gas wells or "gross" acres is the number of wells or acres in which the Company has an interest, and "net" oil and gas wells or "net" acres are determined by multiplying "gross" wells or acres by the Company's working interest in those wells or acres. A working interest in an oil and gas lease is an interest that gives the owner the right to drill, produce, and conduct operating activities on the property and to receive a share of production of any hydrocarbons covered by the lease. A working interest in an oil and gas lease also entitles its owner to a proportionate interest in any well located on the lands covered by the lease, subject to all royalties, overriding royalties and other burdens, to all costs and expenses of exploration, development and operation of any well located on the lease, and to all risks in connection therewith.

    "Capital expenditures" means costs associated with exploratory and development drilling (including exploratory dry holes); leasehold acquisitions; seismic data acquisitions; geological, geophysical and land related overhead expenditures; delay rentals; producing property acquisitions; and other miscellaneous capital expenditures.

    A "development well" is a well drilled as an additional well to the same horizon or horizons as other producing wells on a prospect, or a well drilled on a spacing unit adjacent to a spacing unit with an existing well capable of commercial production and which is intended to extend the proven limits of a prospect. An "exploratory well" is a well drilled to find commercially productive hydrocarbons in a unproved area, or to extend significantly a known prospect.

    A "farmout" is an assignment to another party of an interest in a drilling location and related acreage conditional upon performing future exploratory efforts including the drilling of a well on that location.

    "Reserves" means natural gas and crude oil, condensate and natural gas liquids on a net revenue interest basis, found to be commercially recoverable. "Proved developed reserves" includes proved developed producing reserves. "Proved developed producing reserves" includes only those reserves expected to be recovered from existing completion intervals in existing wells. "Proved undeveloped reserves" includes those reserves expected to be recovered from new wells on proved undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion.

                             AVAILABLE INFORMATION

    The Company has filed with the Commission a registration statement on Form S-2 (the "Registration Statement", which term encompasses all amendments, exhibits, annexes and schedules thereto) under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, to which reference is hereby made. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement and the exhibits thereto, reference is hereby made to the exhibit for a more complete description of the matter involved, and each statement made herein shall be deemed qualified in its entirety by such reference.

    The Company is subject to the informational and reporting requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and in accordance therewith files periodic reports, proxy and information statements and other information with the Commission. The Registration Statement filed by the Company with the Commission, as well as such reports, proxy and information statements and other information filed by the Company with the Commission, may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at 7 World Trade Center, New York, New York 10048, and the Chicago Regional Office, Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material, when filed, may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Common Stock is quoted on the Nasdaq/NMS and such reports, proxy and information statements and other information concerning the Company are available at the offices of the Nasdaq/NMS located at 1735 K Street, N.W., Washington, D.C. 20006.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    Incorporated by reference in this Prospectus is (i) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994, (ii) the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1995 and (iii) the Company's Current Report on Form 8-K dated October 11, 1995, all filed previously with the SEC pursuant to Section 13 of the 1934 Act. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide without charge to each person, including any beneficial owner of Common Stock, to whom a copy of this Prospectus has been delivered, on the written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference in this Prospectus, other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates. Written or oral requests for such copies should be directed to Daniel L. McNamara, Corporate Counsel and Secretary, Forest Oil Corporation, 1600 Broadway, Suite 2200, Denver, Colorado 80202 (telephone: (303) 812-1400).

                             FOREST OIL CORPORATION
                         INDEX TO FINANCIAL STATEMENTS

                                                                                                                PAGE
                                                                                                              ---------
Condensed Pro Forma Combined Financial Statements of Forest Oil Corporation
  Condensed Pro Forma Combined Balance Sheet, September 30, 1995 (Unaudited)................................        F-3
  Condensed Pro Forma Combined Statement of Operations, Nine Months ended September 30, 1995 (Unaudited)....        F-4
  Condensed Pro Forma Combined Statement of Operations, Year ended December 31, 1994 (Unaudited)............        F-5
  Notes to Condensed Pro Forma Combined Financial Statements (Unaudited)....................................        F-6

Condensed Consolidated Financial Statements of Forest Oil Corporation
  Condensed Consolidated Balance Sheets, September 30, 1995 and December 31, 1994 (Unaudited)...............       F-12
  Condensed Consolidated Statements of Production and Operations, Nine Months ended September 30, 1995 and
   1994 (Unaudited).........................................................................................       F-13
  Condensed Consolidated Statements of Cash Flows, Nine Months ended September 30, 1995 and 1994
   (Unaudited)..............................................................................................       F-14
  Notes to Condensed Consolidated Financial Statements (Unaudited)..........................................       F-15

Consolidated Financial Statements of Forest Oil Corporation
  Independent Auditors' Report..............................................................................       F-19
  Consolidated Balance Sheets, December 31, 1994 and 1993...................................................       F-20
  Consolidated Statements of Operations, Years ended December 31, 1994, 1993 and 1992.......................       F-21
  Consolidated Statements of Shareholders' Equity, Years ended December 31, 1994, 1993 and 1992.............       F-23
  Consolidated Statements of Cash Flows, Years ended December 31, 1994, 1993 and 1992.......................       F-24
  Notes to Consolidated Financial Statements, December 31, 1994, 1993 and 1992..............................       F-25

Consolidated Financial Statements of ATCOR Resources Ltd.
  Auditors' Report..........................................................................................       F-53
  Consolidated Balance Sheets, September 30, 1995 and 1994 (Unaudited), December 31, 1994, 1993 and 1992....       F-54
  Consolidated Statements of Earnings and Retained Earnings, Nine Months ended September 30, 1995 and 1994
   (Unaudited), Years ended December 31, 1994, 1993 and 1992................................................       F-55
  Consolidated Statements of Changes in Financial Position, Nine Months ended September 30, 1995 and 1994
   (Unaudited), Years ended December 31, 1994, 1993 and 1992................................................       F-56
  Notes to Consolidated Financial Statements (Unaudited)....................................................       F-57

                             FOREST OIL CORPORATION
               CONDENSED PRO FORMA COMBINED FINANCIAL STATEMENTS

    On December , 1995, Forest Oil Corporation ("Forest") entered into an agreement with ATCOR Resources, Ltd., a Canadian corporation ("ATCOR"), and two of the controlling stockholders of ATCOR, pursuant to which the Company has agreed to acquire all of the outstanding Captial stock of ATCOR for an aggregate cash consideration of $186 million Cdn (or approximately $135 million in U.S. dollars, assuming a current exchange rate of $1.38 Cdn to $1.00 U.S.). The closing of the acquisition is subject to certain conditions, including obtaining certain U.S. and Canadian regulatory approvals and the completion of an offering of Forest's common stock. The Company will use a portion of the net proceeds of this offering to fund the ATCOR acquisition and related expenses. The closing of the acquisition is expected to occur as soon as practicable after the closing of this offering.

    On October 11, 1995, Forest and Saxon Petroleum Inc. ("Saxon"), a Canadian Corporation, entered into an agreement pursuant to which Forest will contribute capital in exchange for a majority interest in Saxon. The agreement is subject to satisfaction of several conditions including approval of Saxon's shareholders. Such approval is expected to be granted at a meeting of Saxon's shareholders to be held December 18, 1995. At the completion of the transaction, which is expected to occur as soon as practicable after approval by Saxon's shareholders, Forest would own approximately 56% of the outstanding common shares of Saxon, including slightly less than 50% of the voting shares.

    The following unaudited condensed pro forma combined balance sheet assumes that the acquisitions of ATCOR and the Saxon interest occurred on September 30, 1995 and reflects the September 30, 1995 historical consolidated balance sheet of Forest giving pro forma effect to the ATCOR and Saxon transactions. The unaudited condensed pro forma combined balance sheet should be read in conjunction with the historical statements and related notes of Forest and ATCOR.

    The following unaudited condensed pro forma combined statements of operations for the nine months ended September 30, 1995 and for the year ended December 31, 1994 assume that the ATCOR and Saxon transactions occurred as of January 1, 1994. The pro forma results of operations are not necessarily indicative of the results of operations that would actually have been attained if the transactions had occurred as of January 1, 1994. These statements should be read in conjunction with the historical statements and related notes of Forest and ATCOR.

    The historical financial statements of ATCOR and Saxon have been translated assuming an historical exchange rate of approximately $1.35 Cdn to $1.00 U.S.

                             FOREST OIL CORPORATION

              CONDENSED PRO FORMA COMBINED BALANCE SHEET (NOTE A)

                               SEPTEMBER 30, 1995
                                  (UNAUDITED)
                                     ASSETS

                                                                  ATCOR        COMBINED                   SAXON       PRO FORMA
                                       FOREST      ATCOR       ADJUSTMENTS    FOREST AND    SAXON      ADJUSTMENTS     COMBINED
                                     HISTORICAL  HISTORICAL     (NOTE B)        ATCOR     HISTORICAL     (NOTE C)       FOREST
                                     ----------  ----------   -------------   ----------  ----------   ------------   ----------
Current assets:
  Cash and cash equivalents........  $    3,417         --      141,453(1)        10,111       223                        10,334
                                                               (134,759)(3)
  Accounts receivable..............      15,299     20,715         (622)(3)       35,392     2,583                        37,975
  Other current assets.............       3,499      2,618                         6,117       428                         6,545
                                     ----------  ----------   -------------   ----------  ----------   ------------   ----------
    Total current assets...........      22,215     23,333        6,072           51,620     3,234                        54,854
Property and equipment, at cost:
  Oil and gas properties -- full
   cost accounting method..........   1,189,665    332,699     (194,510)(3)    1,322,057    33,533       (7,798)(1)    1,347,792
                                                                 (5,797)(4)
  Buildings, transportation and
   other equipment.................      12,782     22,039       (1,212)(3)       26,362        --                        26,362
                                                                 (7,247)(4)
                                     ----------  ----------   -------------   ----------  ----------   ------------   ----------
                                      1,202,447    354,738     (208,766)       1,348,419    33,533       (7,798)       1,374,154
  Less accumulated depreciation,
   depletion and valuation
   allowance.......................     941,701    172,943      (38,303)(2)      941,701     7,545       (7,545)(1)      941,701
                                                                211,246(3)
                                     ----------  ----------   -------------   ----------  ----------   ------------   ----------
    Net property and equipment.....     260,746    181,795      (35,823)         406,718    25,988         (253)         432,453
Investment in and advances to
 affiliates........................      11,452         --                        11,452        --                        11,452
Other assets.......................      10,330      3,689       23,963(3)        35,446       414                        35,860
                                                                 (2,536)(4)
                                     ----------  ----------   -------------   ----------  ----------   ------------   ----------
                                     $  304,743    208,817       (8,324)         505,236    29,636         (253)         534,619
                                     ----------  ----------   -------------   ----------  ----------   ------------   ----------
                                     ----------  ----------   -------------   ----------  ----------   ------------   ----------

                                              LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Cash overdraft...................  $    1,739         --                         1,739        --                         1,739
  Current portion of long-term
   debt............................          89      3,700       (1,386)(4)        2,403     5,314       (1,267)(2)        6,450
  Current portion of gas balancing
   liability.......................       5,000         --                         5,000        --                         5,000
  Accounts payable.................      20,396     19,814        1,850(3)                   2,344
                                                                  1,628(4)        43,688                                  46,032
  Retirement benefits payable to
   executives and directors........         672         --                           672        --                           672
  Accrued expenses and other
   liabilities.....................       3,078         --                         3,078        --                         3,078
                                     ----------  ----------   -------------   ----------  ----------   ------------   ----------
    Total current liabilities......      30,974     23,514        2,092           56,580     7,658       (1,267)          62,971
Long-term debt.....................     181,959     14,194      (14,194)(4)      181,959    12,277      (12,277)(2)      181,959
Gas balancing liabilities..........       5,926         --                         5,926        --                         5,926
Retirement benefits payable to
 executives and directors..........       2,951         --                         2,951        --                         2,951
Other liabilities..................      20,045      2,584       (1,963)(3)       20,666       181                        20,847
Deferred revenue...................      18,501         --                        18,501        --                        18,501
Deferred taxes.....................          --     38,297       (6,730)(2)       32,813       739                        33,552
                                                                  2,874(3)
                                                                 (1,628)(4)
Minority interest in Saxon
 Petroleum, Inc....................          --         --                            --        --        8,528(1)         8,528
Shareholders' equity:
  Preferred stock..................      24,356         --                        24,356        --                        24,356
  Common stock.....................       4,775    100,482        5,470(1)        10,245     7,677       (7,677)(1)       10,775
                                                               (100,482)(3)                                 530(2)
  Capital surplus..................     230,756         --      135,983(1)       366,739        --        9,540(1)       379,753
                                                                                                          3,474(2)
  Retained earnings (deficit)......    (214,032)    29,746      (31,573)(2)     (214,032)    1,104       (1,104)(1)     (214,032)
                                                                  1,827(3)
  Foreign currency translation.....      (1,468)        --                        (1,468)       --                        (1,468)
  Treasury stock...................          --         --                            --        --       (9,540)(1)           --
                                                                                                          9,540(2)
                                     ----------  ----------   -------------   ----------  ----------   ------------   ----------
    Total shareholders' equity.....      44,387    130,228       11,225          185,840     8,781        4,763          199,384
                                     ----------  ----------   -------------   ----------  ----------   ------------   ----------
                                     $  304,743    208,817       (8,324)         505,236    29,636         (253)         534,619
                                     ----------  ----------   -------------   ----------  ----------   ------------   ----------
                                     ----------  ----------   -------------   ----------  ----------   ------------   ----------

  See accompanying notes to condensed pro forma combined financial statements.

                             FOREST OIL CORPORATION

         CONDENSED PRO FORMA COMBINED STATEMENT OF OPERATIONS (NOTE A)

                      NINE MONTHS ENDED SEPTEMBER 30, 1995
                                  (UNAUDITED)

                                                                                     COMBINED
                                                                          ATCOR       FOREST                   SAXON      PRO FORMA
                                                  FOREST      ATCOR    ADJUSTMENTS     AND       SAXON      ADJUSTMENTS   COMBINED
                                                HISTORICAL   HISTORICAL  (NOTE B)     ATCOR    HISTORICAL    (NOTE C)      FOREST
                                                ----------   --------  -----------   --------  ----------   -----------   ---------
Revenue:
  Oil and gas sales...........................   $  60,154    141,501                 201,655     6,700                     208,355
  Miscellaneous, net..........................         374         90     (172)(5)        292     1,050                       1,342
                                                ----------   --------  -----------   --------  ----------     -----       ---------
      Total revenue...........................      60,528    141,591     (172)       201,947     7,750                     209,697
Expenses:
  Cost of gas.................................          --     98,966                  98,966        --                      98,966
  Oil and gas production......................      16,576     14,384                  30,960     3,313                      34,273
  General and administrative..................       5,761      4,043     (333)(6)      9,471       615                      10,086
  Interest....................................      19,100      1,923   (1,100)(7)     19,923       370        (249)(3)      20,044
  Depreciation and depletion..................      33,631     19,095   (4,514)(2)     46,358     3,081                      49,439
                                                                        (1,854)(8)
  Provision for impairment of oil and gas
   properties.................................          --         --   10,777(2)          --        --                          --
                                                                       (10,777) (9)
  Minority interest in earnings of Saxon
   Petroleum, Inc.............................          --         --                      --        --          77(4)           77
                                                ----------   --------  -----------   --------  ----------     -----       ---------
      Total expenses..........................      75,068    138,411   (7,801)       205,678     7,379        (172)        212,885
                                                ----------   --------  -----------   --------  ----------     -----       ---------
Earnings (loss) before income taxes...........     (14,540)     3,180    7,629         (3,731)      371         172          (3,188)
Income tax expense (benefit)..................          (7)     1,761   (3,832)(2)      4,155       335         110(5)        4,600
                                                                         4,779(9)
                                                                         1,454(10)
                                                ----------   --------  -----------   --------  ----------     -----       ---------
Net earnings (loss)...........................   $ (14,533)     1,419    5,228         (7,886)       36          62          (7,788)
                                                ----------   --------  -----------   --------  ----------     -----       ---------
                                                ----------   --------  -----------   --------  ----------     -----       ---------
Weighted average number of common shares
 outstanding..................................      33,057                                                                   93,057
                                                ----------                                                                ---------
                                                ----------                                                                ---------
Net loss attributable to common stock.........   $ (16,153)                                                               $  (9,408)
                                                ----------                                                                ---------
                                                ----------                                                                ---------
Primary and fully diluted earnings loss per
 share........................................   $    (.49)                                                               $    (.10)
                                                ----------                                                                ---------
                                                ----------                                                                ---------

  See accompanying notes to condensed pro forma combined financial statements.

                             FOREST OIL CORPORATION

         CONDENSED PRO FORMA COMBINED STATEMENT OF OPERATIONS (NOTE A)

                          YEAR ENDED DECEMBER 31, 1994
                                  (UNAUDITED)

                                                             ATCOR        COMBINED                    SAXON      PRO FORMA
                                  FOREST       ATCOR      ADJUSTMENTS    FOREST AND     SAXON      ADJUSTMENTS   COMBINED
                                HISTORICAL   HISTORICAL     (NOTE B)       ATCOR      HISTORICAL    (NOTE C)      FOREST
                                ----------   ----------   ------------   ----------   ----------   -----------   ---------
Revenue:
  Oil and gas sales...........   $ 114,541      174,354         --          288,895      8,028                     296,923
  Miscellaneous, net..........       1,406        3,924        (75)(5)        5,255         --                       5,255
                                ----------   ----------   ------------   ----------   ----------   -----------   ---------
      Total revenue...........     115,947      178,278        (75)         294,150      8,028                     302,178
Expenses:
  Cost of gas sold............          --       78,242                      78,242         --                      78,242
  Oil and gas production......      22,384       63,308                      85,692      3,067                      88,759
  General and
   administrative.............      11,166        3,510       (444)(6)       14,232        815                      15,047
  Interest....................      26,773        2,967     (1,467)(7)       28,273        359         (239)(3)     28,393
  Depreciation and
   depletion..................      65,468       20,821     (3,221)(2)       79,453      2,839                      82,292
                                                            (3,615)(8)
  Provision for impairment of
   oil and gas properties.....      58,000           --     19,726(2)        58,000         --                      58,000
                                                           (19,726)(9)
  Minority interest in
   earnings of Saxon
   Petroleum, Inc.............          --           --                          --         --          426(4)         426
                                ----------   ----------   ------------   ----------   ----------   -----------   ---------
      Total expenses..........     183,791      168,848     (8,747)         343,892      7,080          187        351,159
                                ----------   ----------   ------------   ----------   ----------   -----------   ---------
Earnings (loss) before income
 taxes and cumulative effects
 of change in accounting
 principle....................     (67,844)       9,430      8,672          (49,742)       948         (187)       (48,981)
Income tax expense
 (benefit)....................           9        5,170     (8,253)(2)        8,117        112          105(5)       8,334
                                                             8,746(9)
                                                             2,445(10)
                                ----------   ----------   ------------   ----------   ----------   -----------   ---------
Earnings (loss) before
 cumulative effects of change
 in accounting principle......     (67,853)       4,260      5,734          (57,859)       836         (292)       (57,315)
Cumulative effects of change
 in accounting principle for
 oil and gas sales............     (13,990)          --                     (13,990)        --                     (13,990)
                                ----------   ----------   ------------   ----------   ----------   -----------   ---------
Net earnings (loss)...........   $ (81,843)       4,260      5,734          (71,849)       836         (292)       (71,305)
                                ----------   ----------   ------------   ----------   ----------   -----------   ---------
                                ----------   ----------   ------------   ----------   ----------   -----------   ---------
Weighted average number of
 common shares outstanding....      28,097                                                                          88,097
                                ----------                                                                       ---------
                                ----------                                                                       ---------
Net loss attributable to
 common stock.................   $ (84,004)                                                                      $ (73,466)
                                ----------                                                                       ---------
                                ----------                                                                       ---------
Primary and fully diluted loss
 per share....................   $   (2.99)                                                                      $    (.83)
                                ----------                                                                       ---------
                                ----------                                                                       ---------

  See accompanying notes to condensed pro forma combined financial statements.

                             FOREST OIL CORPORATION
           NOTES TO CONDENSED PRO FORMA COMBINED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1995
                                  (UNAUDITED)

A.  BASIS OF PRESENTATION
    On December 12, 1995, the Company entered into an agreement with ATCOR Resources, Ltd, a Canadian corporation, and two of the controlling stockholders of ATCOR, pursuant to which the Company has agreed to acquire all of the outstanding capital stock of ATCOR for an aggregate cash consideration of approximately $186 million Cdn (or approximately $135 million U.S., assuming an exchange rate of $1.38 Cdn to $1.00 U.S.). The closing of the acquisition is subject to certain conditions, including obtaining certain U.S. and Canadian regulatory approvals and the completion of an offering of Forest's common stock. Forest will use a portion of the net proceeds of this offering to pay the costs of the ATCOR acquisition and related expenses. The closing of the acquisition is expected to occur as soon as practicable after the closing of this offering.

    ATCOR is engaged in oil and gas exploration and production and the marketing and processing of natural gas. ATCOR's principal reserves and producing properties are located in the Canadian provinces of Alberta, British Columbia and Saskatchewan.

    As part of the acquisition, Forest has agreed to sell certain assets of ATCOR to its controlling shareholders for an aggregate consideration of $21.5 million Cdn (or approximately $15.6 million U.S., assuming an exchange rate of $1.38 Cdn to $1.00 U.S.) These assets include a one-half interest in certain frontier lands, an interest in an ethane extraction plant in Edmonton, Alberta, and certain marketable securities held by ATCOR in Trilon Financial Corporation.

    The accompanying condensed pro forma combined balance sheet includes pro forma adjustments to give effect to the sale of the common stock offered hereby and the use of a portion of the proceeds to fund the acquisition of ATCOR. The accompanying condensed pro forma combined financial statements also include pro forma adjustments to give effect to (i) the restatement of the historical financial statements of ATCOR to conform to U.S. generally accepted accounting principles, (ii) the acquisition of ATCOR, and (iii) the sale of certain assets to ATCOR's controlling shareholders and the use of the proceeds therefrom to repay long-term debt of ATCOR

    On October 11, 1995, Forest and Saxon Petroleum Inc. (Saxon) of Calgary, Alberta, entered into an agreement pursuant to which Forest contributed capital to Saxon in exchange for a majority interest in Saxon. The agreement is subject to satisfaction of several conditions including approval of Saxon's shareholders. Such approval is expected to be granted at a meeting of Saxon's shareholders scheduled to be held December 18, 1995.

    Under the terms of the agreement, Forest would receive from Saxon, in two closings, an aggregate of 53,100,000 common shares, warrants to purchase 5,300,000 common shares, and $15,500,000 Cdn of convertible preferred shares due November 15, 1998. Saxon would receive $1,500,000 Cdn in cash, 5,300,000 common shares of Forest (subject to possible adjustment for change in the market value of Forest common stock) and all of the preferred shares owned by Forest in Archean Energy, Ltd., a privately held oil and gas company based in Calgary.

    At the completion of the transaction, Forest would own approximately 56% of the outstanding common shares of Saxon, including slightly less than 50% of the voting shares, and would hold warrants and conversion rights for shares which, if fully exercised, would constitute approximately 63% of Saxon's outstanding common stock. Pursuant to the terms of the agreement with Saxon, Forest would have the right to name four of seven directors to a newly-constituted board. In addition, Forest would have the right to participate in any future equity issues undertaken by Saxon.

                             FOREST OIL CORPORATION
           NOTES TO CONDENSED PRO FORMA COMBINED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1995
                                  (UNAUDITED)

A.  BASIS OF PRESENTATION (CONTINUED)
    In the first closing, which occurred on October 26, 1995, Forest acquired 8,800,000 shares of Saxon common stock in exchange for 790,000 shares of Forest Common stock. Forest also purchased a newly issued preferred stock for $3,000,000 Cdn which will be redeemable at the earlier of April 25, 1996 or at the second closing, which is currently scheduled for December 20, 1995.

    At the second closing, the following transactions would take place: 1) the preferred stock of Saxon issued at the first closing would be redeemed for $1,500,000 Cdn of cash and $1,500,000 Cdn of common shares of Saxon; 2) Saxon would issue 44,300,000 common shares and 5,300,000 warrants to Forest in exchange for, subject to adjustment, 4,510,000 common shares of Forest; and 3) Saxon would issue $15,500,000 Cdn of new convertible preferred stock to Forest in exchange for the preferred shares of Archean Energy Ltd. owned by Forest.

    The accompanying condensed pro forma combined balance sheet includes pro forma adjustments to give effect to the acquisition of the interest in Saxon as of September 30, 1995. The condensed pro forma combined statements of operations include the results of operations of Saxon for the respective periods presented and adjustments for the pro forma effects of the Saxon transaction.

B.  PRO FORMA ADJUSTMENTS FOR THE ATCOR ACQUISITION
    The following pro forma adjustments have been made to the historical balance sheet of Forest at September 30, 1995 and to the statements of operations for the nine months ended September 30, 1995 and the year ended December 31, 1994:

        1. To record the issuance of 54,700,000 shares of common stock by Forest at an assumed offering price of $2.75 per share, less estimated underwriting discounts and commissions and expenses of $8,972,000.

        2. To record the adjustments necessary to restate the historical financial statements of ATCOR to conform to U.S. generally accepted accounting principles, including recording provisions for impairment of oil and gas properties under the U.S. ceiling test and providing for income taxes under the liability method.

        3.  To record the purchase of ATCOR by Forest.

        4. To record the sale of certain assets to the controlling shareholders of ATCOR for $21,500,000 Cdn and the use of the proceeds therefrom to repay long-term debt of ATCOR. No gain or loss was recognized on the sale.

        5. To eliminate dividend income on the investment in Trilon Financial Corporation to be sold to the controlling shareholders of ATCOR.

        6. To adjust general and administrative expense of ATCOR to reflect the elimination of administration and financial management fees charged by a controlling shareholder of ATCOR.

        7. To adjust interest expense of ATCOR to reflect the payment of outstanding long-term debt using proceeds of the sale of certain assets to the controlling shareholders of ATCOR.

        8. To adjust depletion and depreciation expense of ATCOR to reflect Forest's basis in the properties acquired.

        9. To reverse the provision for impairment of ATCOR's oil and gas properties recorded under U.S. generally accepted accounting principles, since Forest's basis in the properties is less than the ceiling limit.

        10. To record the income tax effects of the pro forma adjustments for the ATCOR acquisition.

                             FOREST OIL CORPORATION
           NOTES TO CONDENSED PRO FORMA COMBINED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1995
                                  (UNAUDITED)

C.  PRO FORMA ADJUSTMENTS FOR THE ACQUISITION OF THE SAXON INTEREST
    The following pro forma adjustments have been made to the balance sheet of Forest at September 30, 1995 and to the statements of operations for the nine months ended September 30, 1995 and the year ended December 31, 1994:

        1. To record the transactions related to the purchase of the interest in Saxon by Forest in the first and second closings.

        2. To reflect the sale of 5,300,000 shares of common stock of Forest owned by Saxon at an assumed offering price of $2.75 per share, less underwriting discounts and commissions of $729,000, and the use of the net proceeds therefrom to repay long-term debt of Saxon.

        3. To adjust interest expense of Saxon to reflect the payment of outstanding long-term debt using proceeds of the sale of the Forest shares owned by Saxon offered hereby.

        4.  To recognize the minority interest in the earnings of Saxon.

        5. To record the income tax effects of the pro forma adjustments for the Saxon transaction.

D. PRO FORMA SUPPLEMENTAL FINANCIAL DATA -- OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

    ESTIMATED PROVED OIL AND GAS RESERVES -- The Company's estimate of its pro forma proved and proved developed future net recoverable oil and gas reserves at December 31, 1994 follows. Such estimates are inherently imprecise and may be subject to substantial revisions.

    Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions; i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangement, including energy swap agreements, but not on escalations based on future conditions.

    Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved mechanisms of primary recovery are included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

    The Company's presentations of its estimated pro forma proved and proved developed oil and gas reserves exclude those quantities attributable to future deliveries required under volumetric production payments. In order to calculate such amounts, the Company has assumed that deliveries under volumetric production payments are made as scheduled at expected BTU factors, and that delivery commitments are satisfied through delivery of actual volumes as opposed to cash settlements.

    The Company has also presented, as additional information, its estimated pro forma proved and proved developed oil and gas reserves including quantities attributable to future deliveries required under volumetric production payments. The Company believes that this information is informative to readers of its financial statements as the related oil and gas property costs and deferred revenue are

                             FOREST OIL CORPORATION
           NOTES TO CONDENSED PRO FORMA COMBINED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1995
                                  (UNAUDITED)

D.  PRO FORMA SUPPLEMENTAL FINANCIAL DATA -- OIL AND GAS PRODUCING
    ACTIVITIES (UNAUDITED) (CONTINUED)
included on the Company's pro forma balance sheets. This additional information is not presented in accordance with SFAS No. 69; however, the Company believes this additional information is useful in assessing its reserve acquisitions and financial position on a comprehensive basis.

                                                             LIQUIDS (1)                      NATURAL GAS
                                                   -------------------------------  -------------------------------
                                                    UNITED                           UNITED
                                                    STATES     CANADA      TOTAL     STATES     CANADA      TOTAL
                                                   ---------  ---------  ---------  ---------  ---------  ---------
                                                       (THOUSANDS OF BARRELS)                   (MMCF)
Proved reserves at December 31, 1994:
  Forest Oil Corporation.........................      7,313         --      7,313    231,638         --    231,638
  ATCOR Resources Ltd............................         --     10,477     10,477         --    106,071    106,071
  Saxon Petroleum Inc............................         --      4,233      4,233         --     18,735     18,735
                                                   ---------  ---------  ---------  ---------  ---------  ---------
  Pro forma combined proved reserves.............      7,313     14,710     22,023    231,638    124,806    356,444
                                                   ---------  ---------  ---------  ---------  ---------  ---------
                                                   ---------  ---------  ---------  ---------  ---------  ---------
Proved developed reserves at December 31, 1994:
  Forest Oil Corporation.........................      6,775         --      6,775    179,574         --    179,574
  ATCOR Resources Ltd............................         --     10,469     10,469         --    106,071    106,071
  Saxon Petroleum Inc............................         --      3,203      3,203         --     17,346     17,346
                                                   ---------  ---------  ---------  ---------  ---------  ---------
  Pro forma combined proved reserves.............      6,775     13,672     20,447    179,574    123,417    302,991
                                                   ---------  ---------  ---------  ---------  ---------  ---------
                                                   ---------  ---------  ---------  ---------  ---------  ---------
Proved reserves at December 31, 1994, including
 amounts attributable to volumetric production
 payments:
  Forest Oil Corporation.........................      7,532         --      7,532    246,996         --    246,996
  ATCOR Resources Ltd............................         --     10,477     10,477         --    106,071    106,071
  Saxon Petroleum Inc............................         --      4,233      4,233         --     18,735     18,735
                                                   ---------  ---------  ---------  ---------  ---------  ---------
  Pro forma combined proved reserves.............      7,532     14,710     22,242    246,996    124,806    371,802
                                                   ---------  ---------  ---------  ---------  ---------  ---------
                                                   ---------  ---------  ---------  ---------  ---------  ---------
Proved developed reserves at December 31, 1994,
 including amounts attributable to volumetric
 production payments:
  Forest Oil Corporation.........................      6,994         --      6,994    194,932         --    194,932
  ATCOR Resources Ltd............................         --     10,469     10,469         --    106,071    106,071
  Saxon Petroleum Inc............................         --      3,203      3,203         --     17,346     17,346
                                                   ---------  ---------  ---------  ---------  ---------  ---------
  Pro forma combined proved reserves.............      6,994     13,672     20,666    194,932    123,417    318,349
                                                   ---------  ---------  ---------  ---------  ---------  ---------
                                                   ---------  ---------  ---------  ---------  ---------  ---------

------------------------
(1) Includes crude oil, condensate and natural gas liquids.

    STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS -- The standardized measure of discounted net cash flows at December 31, 1994 is calculated in accordance with the provisions of Statement of Financial Accounting Standard No. 69.

    Future oil and gas sales and production and development costs have been estimated using prices and costs in effect at the end of the years indicated, except in those instances where the sale of oil and natural gas is covered by contracts, energy swap agreements or volumetric production payments. In

                             FOREST OIL CORPORATION
           NOTES TO CONDENSED PRO FORMA COMBINED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1995
                                  (UNAUDITED)

D.  PRO FORMA SUPPLEMENTAL FINANCIAL DATA -- OIL AND GAS PRODUCING
    ACTIVITIES (UNAUDITED) (CONTINUED)
the case of contracts, the applicable contract prices, including fixed and determinable escalations, were used for the duration of the contract. Thereafter, the current spot price was used. Future oil and gas sales include the estimated effects of existing energy swap agreements and the volumetric production payments.

    Future income tax expenses are estimated using the statutory tax rate of 35% in the U.S. and 44% in Canada. Estimates for future general and administrative and interest expenses have not been considered, except to the extent that general and administrative expenses have been taken into account in the estimation of the Canadian Resource Allowance.

    Changes in the demand for oil and natural gas, inflation and other factors make such estimates inherently imprecise and subject to substantial revision. This table should not be construed to be an estimate of the current market value of proved reserves. Management does not rely upon the information that follows in making investment decisions.

    The  Company's  presentation  of  the  pro  forma  standardized  measure  of discounted future net cash flows exclude amounts attributable to future deliveries required under volumetric production payments. In order to calculate such amounts, the Company has assumed that deliveries under volumetric production payments are made as scheduled, that production costs corresponding to the volumes delivered are incurred by the Company at average rates for the properties subject to the production payments, and that delivery commitments are satisfied through delivery of actual volumes as opposed to cash settlements.

    The Company has also presented, as additional information, the pro forma standardized measure of discounted future net cash flows, including amounts attributable to future deliveries required under volumetric production payments. The Company believes that this information is informative to readers of its financial statements because the related oil and gas property costs and deferred revenue are shown on the Company's balance sheets. This additional information is not required to be presented in accordance with SFAS No. 69; however, the Company believes this additional information is useful in assessing its reserve acquisitions and financial position on a comprehensive basis.

                                                                                    AT DECEMBER 31, 1994
                                                                                    --------------------
                                                                                       (IN THOUSANDS)
Forest Oil Corporation:
  Future oil and gas sales........................................................      $    502,186
  Future production and development costs.........................................          (193,376)
                                                                                          ----------
  Future net revenue..............................................................           308,810
  10% annual discount for estimated timing of cash flows..........................          (100,480)
                                                                                          ----------
  Present value of future net cash flows before income taxes......................           208,330
  Present value of future income tax expense......................................              (867)
                                                                                          ----------
  Standardized measure of discounted future net cash flows........................           207,463
  Additional disclosure:
  Amounts attributable to volumetric production payments..........................            22,686
                                                                                          ----------
  Total discounted future net cash flows, including amounts attributable to
   volumetric production payments.................................................      $    230,149
                                                                                          ----------
                                                                                          ----------

                             FOREST OIL CORPORATION
           NOTES TO CONDENSED PRO FORMA COMBINED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1995
                                  (UNAUDITED)

D. PRO FORMA SUPPLEMENTAL FINANCIAL DATA -- OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) (CONTINUED)

                                                                                    AT DECEMBER 31, 1994
                                                                                    --------------------
                                                                                       (IN THOUSANDS)
ATCOR Resources Ltd.:
  Future oil and gas sales........................................................      $    286,779
  Future production and development costs.........................................          (112,929)
                                                                                          ----------
  Future net revenue..............................................................           173,850
  10% annual discount for estimated timing of cash flows..........................           (62,709)
                                                                                          ----------
  Present value of future net cash flows before income taxes......................           111,141
  Present value of future income tax expense......................................           (25,020)
                                                                                          ----------
  Standardized measure of discounted future net cash flows........................      $     86,121
                                                                                          ----------
                                                                                          ----------
Saxon Petroleum Ltd.
  Future oil and gas sales........................................................      $     79,682
  Future production and development costs.........................................           (39,582)
                                                                                          ----------
  Future net revenue..............................................................            40,100
  10% annual discount for estimated timing of cash flows..........................           (13,254)
                                                                                          ----------
  Present value of future net cash flows before income taxes......................            26,846
  Present value of future income tax expense......................................            (2,745)
                                                                                          ----------
  Standardized measure of discounted future net cash flows........................      $     24,101
                                                                                          ----------
                                                                                          ----------
Pro Forma Combined Forest Oil Corporation:
  Future oil and gas sales........................................................      $    868,647
  Future production and development costs.........................................          (345,887)
                                                                                          ----------
  Future net revenue..............................................................           522,760
  10% annual discount for estimated timing of cash flows..........................          (176,443)
                                                                                          ----------
  Present value of future net cash flows before income taxes......................           346,317
  Present value of future income tax expense......................................           (28,632)
                                                                                          ----------
  Pro forma combined standardized measure of discounted future net cash flows.....           317,685
  Additional disclosure:
  Amounts attributable to volumetric production payments..........................            22,686
                                                                                          ----------
  Pro forma combined discounted future net cash flows, including amounts
   attributable to volumetric production payments.................................      $    340,371
                                                                                          ----------
                                                                                          ----------

                             FOREST OIL CORPORATION
                     CONDENSED CONSOLIDATED BALANCE SHEETS
                                  (UNAUDITED)
                                     ASSETS

                                                                                      SEPTEMBER 30,  DECEMBER 31,
                                                                                          1995           1994
                                                                                      -------------  ------------
                                                                                            (IN THOUSANDS)
Current assets:
  Cash and cash equivalents.........................................................   $     3,417         2,869
  Accounts receivable...............................................................        15,299        20,418
  Other current assets..............................................................         3,499         2,231
                                                                                      -------------  ------------
    Total current assets............................................................        22,215        25,518
Property and equipment, at cost:
  Oil and gas properties -- full cost accounting method.............................     1,189,665     1,171,887
  Buildings, transportation and other equipment.....................................        12,782        12,649
                                                                                      -------------  ------------
                                                                                         1,202,447     1,184,536
  Less accumulated depreciation, depletion and valuation allowance..................       941,701       907,927
                                                                                      -------------  ------------
    Net property and equipment......................................................       260,746       276,609
Investment in and advances to affiliate.............................................        11,452        11,652
Other assets........................................................................        10,330        11,053
                                                                                      -------------  ------------
                                                                                       $   304,743       324,832
                                                                                      -------------  ------------
                                                                                      -------------  ------------
                                      LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Cash overdraft....................................................................   $     1,739         4,445
  Current portion of long-term debt.................................................            89         1,636
  Current portion of gas balancing liability........................................         5,000         5,735
  Accounts payable..................................................................        20,396        26,557
  Retirement benefits payable to executives and directors...........................           672           630
  Accrued expenses and other liabilities:
    Interest........................................................................         1,970         4,318
    Other...........................................................................         1,108         4,297
                                                                                      -------------  ------------
    Total current liabilities.......................................................        30,974        47,618

Long-term debt......................................................................       181,959       207,054
Gas balancing liability.............................................................         5,926         8,525
Retirement benefits payable to executives and directors.............................         2,951         3,505
Other liabilities...................................................................        20,045        16,136
Deferred revenue....................................................................        18,501        35,908
Shareholders' equity:
  Preferred stock...................................................................        24,356        15,845
  Common stock......................................................................         4,775         2,829
  Capital surplus...................................................................       230,756       190,074
  Accumulated deficit...............................................................      (214,032)     (199,499)
  Foreign currency translation......................................................        (1,468)       (1,337)
  Treasury stock, at cost...........................................................            --        (1,826)
                                                                                      -------------  ------------
    Total shareholders' equity......................................................        44,387         6,086
                                                                                      -------------  ------------
                                                                                       $   304,743       324,832
                                                                                      -------------  ------------
                                                                                      -------------  ------------

     See accompanying notes to condensed consolidated financial statements.

                             FOREST OIL CORPORATION
         CONDENSED CONSOLIDATED STATEMENTS OF PRODUCTION AND OPERATIONS
                                  (UNAUDITED)

                                                            THREE MONTHS ENDED            NINE MONTHS ENDED
                                                       ----------------------------  ----------------------------
                                                       SEPTEMBER 30,  SEPTEMBER 30,  SEPTEMBER 30,  SEPTEMBER 30,
                                                           1995           1994           1995           1994
                                                       -------------  -------------  -------------  -------------
                                                         (IN THOUSANDS EXCEPT PRODUCTION AND PER SHARE AMOUNTS)
PRODUCTION
  Gas (MMCF).........................................         7,807        11,957         25,744          38,432
                                                       -------------  -------------  -------------  -------------
                                                       -------------  -------------  -------------  -------------
  Oil and condensate (thousand barrels)..............           275           365            926           1,152
                                                       -------------  -------------  -------------  -------------
                                                       -------------  -------------  -------------  -------------
CONSOLIDATED STATEMENTS OF OPERATIONS
Revenue:
  Oil and gas sales:
    Gas..............................................   $    13,139        21,874         45,141          74,323
    Oil and condensate...............................         4,236         5,830         14,764          16,825
    Products and other...............................            81            66            249             280
                                                       -------------  -------------  -------------  -------------
                                                             17,456        27,770         60,154          91,428
  Miscellaneous, net.................................           161           437            374           2,299
                                                       -------------  -------------  -------------  -------------
      Total revenue..................................        17,617        28,207         60,528          93,727
Expenses:
  Oil and gas production.............................         5,379         5,419         16,576          16,647
  General and administrative.........................         1,900         2,964          5,761           7,553
  Interest...........................................         6,679         6,602         19,100          20,077
  Depreciation and depletion.........................        10,233        16,150         33,631          52,323
  Provision for impairment of oil and gas
   properties........................................            --        30,000             --          30,000
                                                       -------------  -------------  -------------  -------------
      Total expenses.................................        24,191        61,135         75,068         126,600
                                                       -------------  -------------  -------------  -------------
Loss before income taxes and cumulative effect of
 change in accounting principle......................        (6,574)      (32,928)       (14,540)        (32,873)
Income tax expense (benefit):
  Current............................................            --           (55)            (7)             29
                                                       -------------  -------------  -------------  -------------
Loss before cumulative effect of change in accounting
 principle...........................................        (6,574)      (32,873)       (14,533)        (32,902)
Cumulative effect of change in method of accounting
 for oil and gas sales...............................            --            --             --         (13,990)
                                                       -------------  -------------  -------------  -------------
Net loss.............................................   $    (6,574)      (32,873)       (14,533)        (46,892)
                                                       -------------  -------------  -------------  -------------
                                                       -------------  -------------  -------------  -------------
Weighted average number of common shares
 outstanding.........................................        42,312        28,135         33,057          28,072
                                                       -------------  -------------  -------------  -------------
                                                       -------------  -------------  -------------  -------------
Net loss attributable to common stock................   $    (7,114)      (33,414)       (16,153)        (48,513)
                                                       -------------  -------------  -------------  -------------
                                                       -------------  -------------  -------------  -------------
Primary and fully diluted loss per share:
  Loss before cumulative effect of change in
   accounting principle..............................  $       (.17 )        (1.19 )         (.49 )        (1.23 )
                                                       -------------  -------------  -------------  -------------
                                                       -------------  -------------  -------------  -------------
  Net loss...........................................  $       (.17 )        (1.19 )         (.49 )        (1.73 )
                                                       -------------  -------------  -------------  -------------
                                                       -------------  -------------  -------------  -------------

     See accompanying notes to condensed consolidated financial statements.

                             FOREST OIL CORPORATION
                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                                                           NINE MONTHS ENDED
                                                                                      ----------------------------
                                                                                      SEPTEMBER 30,  SEPTEMBER 30,
                                                                                          1995           1994
                                                                                      -------------  -------------
                                                                                             (IN THOUSANDS)
Cash flows from operating activities:
  Loss before cumulative effect of change in accounting principle...................   $   (14,533)      (32,902)
  Adjustments to reconcile loss before cumulative effect of change in accounting principle to net cash provided (used) by operating activities:
    Depreciation and depletion......................................................        33,631        52,323
    Provision for impairment of oil and gas properties..............................            --        30,000
    Other, net......................................................................         2,596         3,230
    Decrease in accounts receivable.................................................         5,119         2,339
    Decrease (increase) in other current assets.....................................        (1,268)          653
    Decrease in accounts payable....................................................        (6,854)       (6,788)
    Increase (decrease) in accrued expenses and other liabilities...................        (5,537)          425
    Proceeds from volumetric production payments....................................            --         4,353
    Amortization of deferred revenue................................................       (17,407)      (27,790)
                                                                                      -------------  -------------
      Net cash provided (used) by operating activities..............................        (4,253)       25,843
Cash flows from investing activities:
  Capital expenditures for property and equipment...................................       (20,405)      (26,706)
  Proceeds from sales of property and equipment.....................................         2,706        13,203
  Decrease (increase) in other assets, net..........................................           464        (1,895)
                                                                                      -------------  -------------
      Net cash used by investing activities.........................................       (17,235)      (15,398)
Cash flows from financing activities:
  Proceeds of bank debt.............................................................        61,200        12,500
  Repayments of bank debt...........................................................       (74,400)      (10,500)
  Proceeds of stock and warrants issued, net of costs...............................        41,060            --
  Proceeds of nonrecourse secured loan..............................................            --         1,400
  Repayments of nonrecourse secured loan............................................        (1,143)           --
  Repayments of production payment..................................................        (1,708)       (2,394)
  Redemptions and purchases of subordinated debentures..............................            --        (7,171)
  Payment of preferred stock dividends..............................................          (540)       (1,621)
  Deferred debt costs...............................................................          (482)         (702)
  Decrease in cash overdraft........................................................        (2,706)         (430)
  Increase (decrease) in other liabilities, net.....................................           756        (6,613)
                                                                                      -------------  -------------
      Net cash provided (used) by financing activities..............................        22,037       (15,531)
Effect of exchange rate changes on cash.............................................            (1)          164
                                                                                      -------------  -------------
Net increase (decrease) in cash and cash equivalents................................           548        (4,922)
Cash and cash equivalents at beginning of period....................................         2,869         6,949
                                                                                      -------------  -------------
Cash and cash equivalents at end of period..........................................   $     3,417         2,027
                                                                                      -------------  -------------
                                                                                      -------------  -------------
Cash paid during the period for:
  Interest..........................................................................   $    19,002        20,543
                                                                                      -------------  -------------
                                                                                      -------------  -------------
  Income taxes......................................................................   $        --             6
                                                                                      -------------  -------------
                                                                                      -------------  -------------

     See accompanying notes to condensed consolidated financial statements.

                             FOREST OIL CORPORATION
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                 NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1994
                                  (UNAUDITED)

(1) BASIS OF PRESENTATION:
    The condensed consolidated financial statements included herein are unaudited. In the opinion of management, all adjustments, consisting of normal recurring accruals, have been made which are necessary for a fair presentation of the financial position of the Company at September 30, 1995 and the results of operations for the nine month periods ended September 30, 1995 and 1994. Quarterly results are not necessarily indicative of expected annual results because of the impact of fluctuations in prices received for oil and natural gas and other factors. For a more complete understanding of the Company's operations and financial position, reference is made to the consolidated financial statements of the Company, and related notes thereto, filed with the Company's annual report on Form 10-K for the year ended December 31, 1994, previously filed with the Securities and Exchange Commission.

(2) LONG-TERM DEBT:
    The components of long-term debt are as follows:

                                                                  SEPTEMBER 30,  DECEMBER 31,
                                                                      1995           1994
                                                                  -------------  ------------
                                                                        (IN THOUSANDS)
Bank debt.......................................................   $    19,800        33,000
Nonrecourse secured loan........................................        46,069        57,840
Production payment obligation...................................        16,826        18,534
11 1/4% Subordinated debentures.................................        99,353        99,316
                                                                  -------------  ------------
                                                                       182,048       208,690
Less current portion............................................           (89)       (1,636)
                                                                  -------------  ------------
Long-term debt..................................................   $   181,959       207,054
                                                                  -------------  ------------
                                                                  -------------  ------------

    On August 11, 1995 the Company and the banks executed an amendment to the Company's credit facility pursuant to which the ratios required by the tests were amended. At September 30, 1995 the Company was in compliance with the covenants of its bank debt.

(3) EARNINGS (LOSS) PER SHARE:
    Primary  earnings  (loss) per  share is  computed  by dividing  net earnings
(loss) attributable to common stock by the weighted average number of common shares and common share equivalents outstanding during each period, excluding treasury shares. Net earnings (loss) attributable to common stock represents net earnings (loss) less preferred stock dividend requirements. Common share equivalents include, when applicable, dilutive stock options using the treasury stock method and warrants using the if converted method.

    Fully diluted earnings (loss) per share  assumes, in addition to the  above,
(i) that convertible debentures were converted at the beginning of each period or date of issuance, if later, with earnings being increased for interest expense, net of taxes, that would not have been incurred had conversion taken place, (ii) that convertible preferred stock was converted at the beginning of each period or date of issuance, if later, and (iii) any additional dilutive effect of stock options and warrants. The assumed exercises and conversions were antidilutive for the nine month periods ended September 30, 1995 and 1994.

(4) CHANGE IN ACCOUNTING FOR OIL AND GAS SALES:
    The Company changed its method of accounting for oil and gas sales from the sales method to the entitlements method effective January 1, 1994. Under the sales method previously used by the

                             FOREST OIL CORPORATION
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                 NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1994
                                  (UNAUDITED)

(4) CHANGE IN ACCOUNTING FOR OIL AND GAS SALES: (CONTINUED)
Company, all proceeds from production credited to the Company were recorded as revenue until such time as the Company had produced its share of the related reserves. Under the entitlements method, revenue is recorded based upon the Company's share of volumes sold, regardless of whether the Company has taken its proportionate share of volumes produced.

    Under the entitlements method, the Company records a receivable or payable to the extent it receives less or more than its proportionate share of the related revenue. The Company believes that the entitlements method is preferable because it allows for recognition of revenue based on the Company's actual share of jointly owned production and provides a better matching of revenue and related expenses.

    The cumulative effect of the change for the periods through December 31, 1993 was a charge of $13,990,000 recorded in the first quarter of 1994. As the Company adopted this change in the fourth quarter of 1994, previously reported 1994 information has been restated to reflect the change effective January 1, 1994.

(5) ANSCHUTZ AND JEDI TRANSACTIONS:
    During the second and third quarters of 1995, following receipt of shareholder approval, the Company consummated transactions with The Anschutz Corporation (Anschutz) and with Joint Energy Development Investments Limited Partnership (JEDI), a Delaware limited partnership the general partner of which is an affiliate of Enron Corp., in each case as described below.

ANSCHUTZ TRANSACTION:

    Pursuant to the Anschutz agreements, Anschutz purchased 18,800,000 shares of the Company's common stock and shares of a new series of preferred stock that are convertible into 6,200,000 additional shares of common stock for a total consideration of $45,000,000, or $1.80 per share. The preferred stock has liquidation preference and receives dividends ratably with the common stock. In addition, Anschutz received warrants to purchase 19,444,444 shares of the Company's common stock for $2.10 per share. The $2.10 warrants are exercisable during the first 18 months after the second closing, subject to extension in certain circumstances to 36 months.

    The Anschutz investment was made in two closings. In the first closing, which occurred on May 19, 1995, Anschutz loaned the Company $9,900,000. The loan carried interest at 8% per annum. The loan was nonrecourse to the Company and was secured by oil and gas properties owned by the Company, the preferred stock of Archean Energy Ltd. and a cash collateral account with an initial balance of $2,000,000. At the second closing, which occurred on July 27, 1995, the loan was converted into 5,500,000 shares of Forest's common stock. Also at the second closing, Anschutz purchased an additional 13,300,000 shares of common stock, the convertible preferred stock and the $2.10 warrants described above for $35,100,000. At the second closing, Anschutz also received from JEDI an option to purchase from JEDI up to 11,250,000 shares of common stock that JEDI may acquire from the Company upon exercise of the $2.00 warrants referred to below. This option will terminate 36 months after the second closing, or earlier upon the conveyance by the Company of certain property to JEDI in satisfaction of the restructured JEDI loan, as described below.

    Pursuant to the Anschutz agreements, Anschutz agreed to certain voting, acquisition, and transfer limitations regarding shares of common stock for five years after the second closing, including (a) a limit on voting, subject to certain exceptions, that would require Anschutz to vote all equity securities of the Company owned by Anschutz having voting power in excess of an amount equal to 19.99% of the

                             FOREST OIL CORPORATION
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                 NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1994
                                  (UNAUDITED)

(5) ANSCHUTZ AND JEDI TRANSACTIONS: (CONTINUED) aggregate voting power of the equity securities of the Company then outstanding in the same proportion as all other equity securities of the Company voted with respect to the matter (other than equity securities owned by Anschutz) are voted, (b) the number of persons associated with Anschutz that may at any time be elected as directors of the Company is limited to three, and (c) a limit on the acquisition of additional shares of common stock by Anschutz (whether pursuant to the conversion of the new preferred stock, the exercise of the $2.10 warrants or the option received from JEDI, or otherwise), subject to certain exceptions, that would prohibit any acquisition by Anschutz that would result in Anschutz owning 40% or more of the shares of common stock then issued and outstanding. While the foregoing limitations are in effect, Anschutz will be entitled to a minority representation on the board of directors.

JEDI TRANSACTION:

    At the second closing, Forest and JEDI restructured JEDI's existing loan which had a principal balance on July 27, 1995 of approximately $62,368,000 before unamortized discount of $4,984,000. JEDI relinquished the net profits interest that it held in certain Forest properties and reduced the interest rate relating to the loan. In consideration, JEDI received warrants to purchase 11,250,000 shares of the Company's common stock for $2.00 per share. The $2.00 warrants will expire on the earlier of December 31, 2002 or 36 months following exercise of the Company's option to convey properties in satisfaction of the JEDI loan (the Conveyance Option). Also at the second closing, JEDI granted a 36 month option to Anschutz to purchase from JEDI up to 11,250,000 shares at a purchase price per share of $2.00 plus an amount equal to the lesser of (a) 18% per annum from the second closing date to the date of exercise of the option, or
(b) $3.10. JEDI will satisfy its obligations under the option to Anschutz by exercising the $2.00 warrants. Provided the Conveyance Option has not been exercised, the Company may terminate the $2.00 warrants at any time beginning 36 months after the second closing if the average closing price of the common stock for both the 90 day and 15 day periods immediately preceding the termination is in excess of $2.50 per share.

    As a result of the loan restructuring and the issuance of the warrants described below, the Company recorded a reduction of the amount of the related liability to approximately $45,493,000 and anticipates a reduction of annual interest expense of approximately $2,000,000. Subject to certain conditions, the Company may satisfy the restructured JEDI loan by conveying to JEDI the properties securing the loan during a 30-day period beginning 18 months after the second closing or, if the $2.10 warrants have been extended, during a 30-day period beginning 36 months after the second closing. Any such conveyance during the first 36 months after the second closing must be approved by Anschutz, if the option from JEDI has not then been exercised or terminated. Prior to the exercise or termination of the JEDI option, JEDI has agreed that it will not assign all or any portion of the JEDI loan or the $2.00 warrants to an unaffiliated person without the approval of the Company. The Company has agreed to not give such approval without the consent of Anschutz.

    The Company has agreed to use the proceeds from the exercise of the $2.00 warrants and the $2.10 warrants to repay principal and interest on the JEDI loan.

(6) SUBSEQUENT EVENTS:
    On October 11, 1995, Forest and Saxon Petroleum, Inc. (Saxon) of Calgary, Alberta entered into an agreement pursuant to which Forest contributed capital to Saxon in exchange for a majority interest in Saxon. The agreement is subject to satisfaction of several conditions including approval of Saxon's shareholders.

                             FOREST OIL CORPORATION
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                 NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1994
                                  (UNAUDITED)

(6) SUBSEQUENT EVENTS: (CONTINUED)
    Under the terms of the agreement, Forest would receive from Saxon, in two closings, an aggregate of 53,100,000 common shares, 5,300,000 warrants and $15,500,000 CDN of convertible preferred shares due November 15, 1998. Saxon would receive $1,500,000 CDN cash, 5,300,000 common shares of Forest (subject to possible adjustment for change in the market value of Forest stock) and all of the preferred shares owned by Forest in Archean Energy, Ltd., a privately held oil and gas company based in Calgary.

    At the completion of the transaction, Forest would own approximately 56% of the outstanding common shares of Saxon, including slightly less than 50% of the voting shares, and would hold warrants and conversion rights for shares which, if fully exercised, would increase Forest's ownership to approximately 63% of Saxon's outstanding common stock. Pursuant to the terms of the agreement, Forest would have the right to name four of seven directors to a newly-constituted board. In addition, Forest would have the right to participate in any future equity issues undertaken by Saxon.

    In the first closing, which occurred on October 26, 1995, Forest acquired 8,800,000 shares of Saxon common stock in exchange for 790,000 shares of Forest common stock. Forest also purchased a newly issued preferred stock for $3,000,000 CDN which will be redeemable at the earlier of April 25, 1996, or at the second closing, which is currently scheduled for December 20, 1995.

    A special meeting of Saxon's shareholders has been scheduled for December 18, 1995. At the second closing the following transactions would take place: 1) the preferred stock of Saxon issued at the first closing would be redeemed for $1,500,000 CDN of cash and $1,500,000 CDN of common shares of Saxon; 2) Saxon would issue 44,300,000 common shares and 5,300,000 warrants to Forest in exchange for, subject to adjustment, 4,510,000 common shares of Forest; and 3) Saxon would issue $15,500,000 CDN of new convertible preferred stock to Forest in exchange for the Archean Energy Ltd. preferred stock owned by Forest.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Forest Oil Corporation:

    We have audited the accompanying consolidated balance sheets of Forest Oil Corporation and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Forest Oil Corporation and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1994 in conformity with generally accepted accounting principles.

    As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for oil and gas sales from the sales method to the entitlements method effective January 1, 1994.

    As discussed in Notes 6 and 10 of Notes to Consolidated Financial Statements, the Company adopted the provisions of Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109, "Accounting for
Income Taxes" and Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" in 1993.

                                          KPMG Peat Marwick LLP

Denver, Colorado
March 30, 1995, except as to Note 17
 which is as of April 17, 1995

                             FOREST OIL CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                                              DECEMBER 31,
                                                                                      ----------------------------
                                                                                          1994           1993
                                                                                      -------------  -------------
                                                                                             (IN THOUSANDS)
Current assets:
  Cash and cash equivalents.........................................................  $       2,869          6,949
  Accounts receivable...............................................................         20,418         25,257
  Other current assets..............................................................          2,231          3,309
      Total current assets..........................................................         25,518         35,515
Property and equipment, at cost:
  Oil and gas properties -- full cost accounting method (Note 2)....................      1,171,887      1,140,656
  Buildings, transportation and other equipment.....................................         12,649         12,420
                                                                                      -------------  -------------
                                                                                          1,184,536      1,153,076
  Less accumulated depreciation, depletion and valuation allowance..................        907,927        787,380
    Net property and equipment......................................................        276,609        365,696
Investment in and advances to affiliate (Note 3)....................................         11,652         16,451
Other assets........................................................................         11,053          9,093
                                                                                      -------------  -------------
                                                                                      $     324,832        426,755
                                                                                      -------------  -------------
                                                                                      -------------  -------------

                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Cash overdraft...................................................  $    4,445       3,894
  Current portion of long-term debt (Notes 4 and 17)...............       1,636      11,542
  Current portion of gas balancing liability.......................       5,735          --
  Accounts payable.................................................      26,557      28,348
  Retirement benefits payable to executives and directors (Note
   10).............................................................         630         553
  Accrued expenses and other liabilities:
    Interest.......................................................       4,318       3,817
    Other..........................................................       4,297       1,857
                                                                     ----------  ----------
      Total current liabilities....................................      47,618      50,011
Commitments and contingencies (Notes 10 and 12)
Long-term debt (Notes 4 and 17)....................................     207,054     194,307
Retirement benefits payable to executives and directors (Note
 10)...............................................................       3,505       4,135
Gas balancing liability............................................       8,525          --
Other liabilities..................................................      16,136      22,918
Deferred revenue (Note 5)..........................................      35,908      67,228
Shareholders' equity (Notes 4, 7, 8 and 17):
  Preferred stock..................................................      15,845      15,845
  Common stock.....................................................       2,829       2,825
  Capital surplus..................................................     190,074     193,717
  Accumulated deficit..............................................    (199,499)   (117,656)
  Foreign currency translation.....................................      (1,337)       (785)
  Treasury stock, at cost..........................................      (1,826)     (5,790)
                                                                     ----------  ----------
      Total shareholders' equity...................................       6,086      88,156
                                                                     ----------  ----------
                                                                     $  324,832     426,755
                                                                     ----------  ----------
                                                                     ----------  ----------

          See accompanying Notes to Consolidated Financial Statements.

                             FOREST OIL CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                   YEARS ENDED DECEMBER 31,
                                                                             -------------------------------------
                                                                                1994         1993         1992
                                                                             -----------  -----------  -----------
                                                                                (IN THOUSANDS EXCEPT PER SHARE
                                                                                           AMOUNTS)
Revenue:
  Oil and gas sales:
    Gas....................................................................  $    91,309       77,249       72,011
    Oil and condensate.....................................................       22,874       25,341       26,299
    Products and other.....................................................          358          293          929
                                                                             -----------  -----------  -----------
                                                                                 114,541      102,883       99,239
  Miscellaneous, net.......................................................        1,406        2,265       13,947
                                                                             -----------  -----------  -----------
    Total revenue..........................................................      115,947      105,148      113,186
Expenses:
  Oil and gas production...................................................       22,384       19,540       15,865
  General and administrative...............................................       11,166       12,003       11,611
  Interest.................................................................       26,773       23,729       27,800
  Depreciation and depletion...............................................       65,468       60,581       46,624
  Provision for impairment of oil and gas properties.......................       58,000           --           --
                                                                             -----------  -----------  -----------
    Total expenses.........................................................      183,791      115,853      101,900
                                                                             -----------  -----------  -----------
Earnings (loss) before income taxes, cumulative effects of changes in
 accounting principles and extraordinary item..............................      (67,844)     (10,705)      11,286
Income tax expense (benefit) (Note 6):
  Current..................................................................            9          254          435
  Deferred.................................................................           --       (1,604)       3,553
                                                                             -----------  -----------  -----------
                                                                                       9       (1,350)       3,988
                                                                             -----------  -----------  -----------
Earnings (loss) before cumulative effects of changes in accounting
 principles and extraordinary item.........................................      (67,853)      (9,355)       7,298
Cumulative effects of changes in accounting principles:
  Oil and gas sales (Note 1)...............................................      (13,990)          --           --
  Postretirement benefits, net of income tax benefit of $1,639,000 (Note
   10).....................................................................           --       (3,183)          --
  Income taxes (Note 6)....................................................           --        2,060           --
                                                                             -----------  -----------  -----------
                                                                                 (13,990)      (1,123)          --
Earnings (loss) before extraordinary item..................................      (81,843)     (10,478)       7,298
Extraordinary item -- extinguishment of debt, net of income tax benefit of
 $4,652,000 in 1993 (Note 4)...............................................           --      (10,735)          --
                                                                             -----------  -----------  -----------
Net earnings (loss)........................................................  $   (81,843)     (21,213)       7,298
                                                                             -----------  -----------  -----------
                                                                             -----------  -----------  -----------
Weighted average number of common shares outstanding.......................       28,097       21,997       13,774
                                                                             -----------  -----------  -----------
                                                                             -----------  -----------  -----------
Net earnings (loss) attributable to common stock...........................  $   (84,004)     (23,463)       4,950
                                                                             -----------  -----------  -----------
                                                                             -----------  -----------  -----------

          See accompanying Notes to Consolidated Financial Statements.

                             FOREST OIL CORPORATION

                                                                                   YEARS ENDED DECEMBER 31,
                                                                             -------------------------------------
                                                                                1994         1993         1992
                                                                             -----------  -----------  -----------
                                                                                (IN THOUSANDS EXCEPT PER SHARE
                                                                                           AMOUNTS)
Pro forma amounts assuming the change in accounting for oil and gas sales is applied retroactively:
  Earnings (loss) before cumulative effects of changes in accounting
   principles and extraordinary item.......................................               $    (3,962)      13,151
                                                                                          -----------  -----------
                                                                                          -----------  -----------
  Net earnings (loss)......................................................                   (15,820)      13,151
                                                                                          -----------  -----------
                                                                                          -----------  -----------
Primary earnings (loss) per common share (1):
  Earnings (loss) before cumulative effects of changes in accounting
   principles and extraordinary item.......................................  $     (2.49)        (.53)         .36
  Cumulative effects of changes in accounting principles...................         (.50)        (.05)          --
                                                                             -----------  -----------  -----------
  Earnings (loss) before extraordinary item................................        (2.99)        (.58)         .36
  Extraordinary item -- extinguishment of debt.............................           --         (.49)          --
                                                                             -----------  -----------  -----------
  Net earnings (loss) attributable to common stock.........................  $     (2.99)       (1.07)         .36
                                                                             -----------  -----------  -----------
                                                                             -----------  -----------  -----------
Pro forma amounts assuming the change in accounting for oil and gas sales is applied retroactively:
  Primary earnings (loss) per common share:
    Earnings (loss) before cumulative effects of changes in accounting
     principles and extraordinary item.....................................                      (.28)         .78
                                                                                          -----------  -----------
                                                                                          -----------  -----------
    Net earnings (loss) attributable to common stock.......................                      (.82)         .78
                                                                                          -----------  -----------
                                                                                          -----------  -----------
  Fully diluted earnings (loss) per common share:
    Earnings (loss) before cumulative effects of changes in accounting
     principles and extraordinary item.....................................                      (.28)         .51
                                                                                          -----------  -----------
                                                                                          -----------  -----------
    Net earnings (loss) attributable to common stock.......................                      (.82)         .51
                                                                                          -----------  -----------
                                                                                          -----------  -----------

------------------------
(1) Fully  diluted earnings  (loss) per share  was the same  as primary earnings
    (loss) per share in all years except 1992. In 1992, fully diluted earnings per share was $.29.

          See accompanying Notes to Consolidated Financial Statements.

                             FOREST OIL CORPORATION

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                          $.75
                                       CONVERTIBLE                                                       FOREIGN
                                        PREFERRED     COMMON       CLASS B     CAPITAL   ACCUMULATED    CURRENCY    TREASURY
                                          STOCK        STOCK        STOCK      SURPLUS     DEFICIT     TRANSLATION    STOCK
                                       -----------  -----------  -----------  ---------  ------------  -----------  ---------
                                                                           (IN THOUSANDS)
Balance December 31, 1991............   $  17,280          951          375     149,069     (103,741)       2,476     (11,570)
  Net earnings.......................          --           --           --          --        7,298           --          --
  $.75 Convertible Preferred Stock
   dividends paid in Common Stock
   (Note 7)..........................          --          153           --        (153)          --           --          --
  Conversions of $.75 Convertible
   Preferred Stock to Common Stock...         (66)           4           --          62           --           --          --
  Issuance of Common Stock in payment
   of executive retirement liability
   (Note 10).........................          --           16           --         173           --           --          --
  Treasury stock contributed to the
   Retirement Savings Plan and
   other.............................          --           10          (10)     (3,758)          --           --       4,215
  Foreign currency translation.......          --           --           --          --           --       (2,903)         --
                                       -----------  -----------         ---   ---------  ------------  -----------  ---------
Balance December 31, 1992............      17,214        1,134          365     145,393      (96,443)        (427)     (7,355)
  Net loss...........................          --           --           --          --      (21,213)          --
  Common Stock issued, net of
   offering costs (Note 8)...........          --        1,108           --      50,398           --           --          --
  $.75 Convertible Preferred Stock
   dividends paid in Common Stock
   (Note 7)..........................          --           64           --         (64)          --           --          --
  Conversions of $.75 Convertible
   Preferred Stock to Common Stock...      (1,369)          87           --       1,282           --           --          --
  Reclassification of Class B to
   Common Stock (Note 8).............          --          396         (360)        (36)          --           --          --
  Exercise of employee stock options
   (Note 8)..........................          --           13           --         383           --           --          --
  Stock issued to the Retirement
   Savings Plan for profit sharing
   contributions (Note 10)...........          --           18           --         597           --           --          --
  Unfunded pension liability (Note
   10)...............................          --           --           --      (3,038)          --
  Treasury stock contributed to the
   Retirement Savings Plan and
   other.............................          --            5           (5)     (1,198)          --           --       1,565
  Foreign currency translation.......          --           --           --          --           --         (358)         --
                                       -----------  -----------         ---   ---------  ------------  -----------  ---------
Balance December 31, 1993............      15,845        2,825           --     193,717     (117,656)        (785)     (5,790)
  Net loss...........................          --           --           --          --      (81,843)          --          --
  Exercise of employee stock options
   (Note 8)..........................          --            3           --         102           --           --          --
  $.75 Convertible Preferred Stock
   dividends paid in cash (Note 7)...          --           --           --      (2,161)          --           --          --
  Treasury stock issued to the
   Retirement Savings Plan for profit
   sharing contributions (Note 10)...          --           --           --        (824)          --           --       1,035
  Treasury stock contributed to the
   Retirement Savings Plan and
   other.............................          --            1           --        (760)          --           --       2,929
  Foreign currency translation.......          --           --           --          --           --         (552)         --
                                       -----------  -----------         ---   ---------  ------------  -----------  ---------
Balance December 31, 1994............   $  15,845        2,829           --     190,074     (199,499)      (1,337)     (1,826)
                                       -----------  -----------         ---   ---------  ------------  -----------  ---------
                                       -----------  -----------         ---   ---------  ------------  -----------  ---------

                             FOREST OIL CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                    YEARS ENDED DECEMBER 31,
                                                                                ---------------------------------
                                                                                  1994        1993        1992
                                                                                ---------  -----------  ---------
                                                                                         (IN THOUSANDS)
Cash flows from operating activities:
  Earnings (loss) before cumulative effects of changes in accounting
   principles and extraordinary item..........................................  $ (67,853)      (9,355)     7,298
  Adjustments to reconcile earnings (loss) before cumulative effects of changes in accounting principles and extraordinary item to net cash provided by operating activities:
    Depreciation and depletion................................................     65,468       60,581     46,624
    Provision for impairment of oil and gas properties........................     58,000           --         --
    Deferred Federal income tax expense (benefit).............................         --       (1,604)     3,553
    Other, net................................................................      5,372        3,045      3,387
                                                                                ---------  -----------  ---------
                                                                                   60,987       52,667     60,862
    Net changes in other operating assets and liabilities:
      (Increase) decrease in accounts receivable..............................      4,839        2,264     (3,447)
      (Increase) decrease in other current assets.............................      1,078          375     (1,903)
      Increase (decrease) in accounts payable.................................      4,021      (12,668)    13,090
      Increase (decrease) in accrued expenses and other liabilities...........      2,941       (1,078)     1,772
      Proceeds from volumetric production payments............................      4,353       40,468     45,057
      Amortization of deferred revenue........................................    (35,673)     (40,306)   (18,190)
                                                                                ---------  -----------  ---------
        Net cash provided by operating activities.............................     42,546       41,722     97,241
Cash flows from investing activities:
  Capital expenditures for property and equipment.............................    (42,780)    (171,166)  (107,425)
  Proceeds of sales of property and equipment, net............................     12,941        2,997     25,730
  Increase in other assets, net...............................................     (2,468)      (1,965)    (1,659)
                                                                                ---------  -----------  ---------
        Net cash used by investing activities.................................    (32,307)    (170,134)   (83,354)
Cash flows from financing activities:
  Proceeds of long-term bank debt.............................................     31,500       25,000      9,623
  Repayments of long-term bank debt...........................................    (23,500)          --     (9,623)
  Proceeds of nonrecourse secured loan........................................      1,400       57,400         --
  Proceeds of production payment..............................................         --           --     28,805
  Repayments of production payment............................................     (2,771)      (5,980)    (1,520)
  Proceeds of common stock offering, net of offering costs....................         --       51,506         --
  Issuance of senior subordinated notes, net of offering costs................         --       95,827         --
  Redemptions and repurchases of subordinated debentures and secured notes....     (7,171)    (148,918)    (1,115)
  Payment of preferred stock dividends........................................     (2,161)          --         --
  Deferred debt and exchange offer costs......................................       (772)      (1,336)      (285)
  Increase (decrease) in cash overdraft.......................................        551       (1,347)     2,963
  Increase (decrease) in other liabilities, net...............................    (11,307)        (266)     1,998
                                                                                ---------  -----------  ---------
        Net cash provided (used) by financing activities......................    (14,231)      71,886     30,846
Effect of exchange rate changes on cash.......................................        (88)         (12)      (110)
                                                                                ---------  -----------  ---------
Net increase (decrease) in cash and cash equivalents..........................     (4,080)     (56,538)    44,623
Cash and cash equivalents at beginning of year................................      6,949       63,487     18,864
                                                                                ---------  -----------  ---------
Cash and cash equivalents at end of year......................................  $   2,869        6,949     63,487
                                                                                ---------  -----------  ---------
                                                                                ---------  -----------  ---------
Cash paid during the year for:
Interest......................................................................  $  23,989       23,123     26,079
                                                                                ---------  -----------  ---------
                                                                                ---------  -----------  ---------
Income taxes..................................................................  $       9          452        177
                                                                                ---------  -----------  ---------
                                                                                ---------  -----------  ---------

          See accompanying Notes to Consolidated Financial Statements.

                             FOREST OIL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1994, 1993 AND 1992

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

    BASIS OF CONSOLIDATION -- The consolidated financial statements include the accounts of Forest Oil Corporation (the Company) and its wholly-owned subsidiaries. Significant intercompany balances and transactions are eliminated.

    CASH EQUIVALENTS -- For purposes of the statements of cash flows, the Company considers all debt instruments with original maturities of three months or less to be cash equivalents.

    PROPERTY AND EQUIPMENT -- The Company uses the full cost method of accounting for oil and gas properties. Presently, the Company's operations are conducted in the United States. All costs incurred in the acquisition, exploration and development of properties (including costs of surrendered and abandoned leaseholds, delay lease rentals, dry holes and overhead related to exploration and development activities) are capitalized. Capitalized costs are depleted using the units of production method. A reserve is provided for estimated future costs of site restoration, dismantlement and abandonment activities as a component of depletion. Unusually significant investments in unproved properties, including related capitalized interest costs, are not depleted pending the determination of the existence of proved reserves. As of December 31, 1994, 1993 and 1992, there were undeveloped property costs of $30,441,000, $41,216,000 and $18,306,000, respectively, in the United States which were not being depleted.

    Depletion per unit of production was determined based on conversion to common units of measure using one barrel of oil as an equivalent to six MCF of natural gas. Depletion per unit of production (MCFE) for each of the Company's cost centers was as follows:

                                                    UNITED STATES    CANADA
                                                    -------------  -----------
1994..............................................    $    1.13     $      --
1993..............................................         1.19            --
1992..............................................         1.21          1.19

    Capitalized costs less related accumulated depletion and deferred income taxes may not exceed the sum of (1) the present value of future net revenue from estimated production of proved oil and gas reserves; plus (2) the cost of properties not being amortized, if any; plus (3) the lower of cost or estimated fair value of unproved properties included in the costs being amortized, if any; less (4) income tax effects related to differences in the book and tax basis of oil and gas properties. As a result of this limitation on capitalized costs, the accompanying financial statements include a provision for impairment of oil and gas property costs of $58,000,000 in 1994. There was no impairment of oil and gas property costs in 1993 or 1992.

    Gain or loss is recognized only on the sale of oil and gas properties involving significant reserves.

    Buildings, transportation and other equipment are depreciated on the straight-line method based upon estimated useful lives of the assets ranging from five to forty-five years.

    OIL AND GAS SALES -- The Company changed its method of accounting for oil and gas sales from the sales method to the entitlements method effective January 1, 1994. Under the sales method previously used by the Company, all proceeds from production credited to the Company were recorded as revenue until such time as the Company had produced its share of related reserves. Under the entitlements method, revenue is recorded based upon the Company's share of volumes sold, regardless of whether the Company has taken its proportionate share of volumes produced.

    Under the entitlements method, the Company records a receivable or payable to the extent it receives less or more than its proportionate share of the related revenue. The Company believes that

                             FOREST OIL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1994, 1993 AND 1992

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED) the entitlements method is preferable because it allows for recognition of revenue based on the Company's actual share of jointly owned production and provides a better matching of revenue and related expenses.

    The cumulative effect of the change for the periods through December 31, 1993 was a charge of $13,990,000. The effect of this change on 1994 was an increase in earnings from operations of $3,584,000 and an increase in production volumes of 1,555,000 MCF. There were no related income tax effects in 1994. As the Company adopted this change in the fourth quarter of 1994, previously reported 1994 quarterly information has been restated to reflect the change effective January 1, 1994. See Note 15 for restated selected quarterly financial data. The pro forma amounts shown on the consolidated statements of operations have been adjusted for the effect of the retroactive application of the change and related income taxes.

    As of December 31, 1994 the Company had produced approximately 8.4 BCF more than its entitled share of production. The estimated value of this imbalance is approximately $14,260,000, which is reflected on the accompanying balance sheet as a short-term liability of $5,735,000 and a long-term liability of $8,525,000.

    HEDGING TRANSACTIONS -- In order to minimize exposure to fluctuations in oil and natural gas prices, the Company hedges the price of future oil and natural gas production by entering into certain contracts and financial arrangements. Gains and losses related to these hedging transactions are recognized as adjustments to revenue recorded for the related production. Costs associated with the purchase of certain hedge instruments are deferred and amortized against revenue related to hedged production.

    INCOME TAXES -- The adoption of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS No. 109), effective January 1, 1993 changed the Company's method of accounting for income taxes from the deferred method to an asset and liability method. Previously, the Company deferred the tax effects of timing differences between financial reporting and taxable income. The asset and liability method requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between financial accounting bases and tax bases of assets and liabilities.

    FOREIGN CURRENCY TRANSLATION -- Assets and liabilities related to Canadian investments are generally translated at current exchange rates, and related translation adjustments are reported as a component of shareholders' equity. Income statement accounts are translated at the average rates during the period.

    EARNINGS (LOSS) PER SHARE -- Primary earnings (loss) per share is computed by dividing net earnings (loss) attributable to common stock by the weighted average number of common shares and common share equivalents outstanding during each period, excluding treasury shares. Net earnings (loss) attributable to common stock represents net earnings (loss) less preferred stock dividend requirements of $2,161,000 in 1994, $2,250,000 in 1993 and $2,348,000 in 1992.
Common share equivalents include, when applicable, dilutive stock options using the treasury stock method and warrants using the if converted method.

    Fully diluted earnings per share is computed assuming, in addition to the above, (i) that convertible debentures were converted at the beginning of each period or date of issuance, if later, with earnings being increased for interest expense, net of taxes, that would not have been incurred had conversion taken place, (ii) that convertible preferred stock was converted at the beginning of each

                             FOREST OIL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1994, 1993 AND 1992

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
period or date of issuance, if later, and (iii) any additional dilutive effect of stock options and warrants. The effects of these assumptions were anti-dilutive in 1994 and 1993. The weighted average number of shares outstanding on a fully-diluted basis was 26,515,000 for the year ended December 31, 1992.

    RECLASSIFICATIONS -- Certain amounts in the 1993 and 1992 financial statements have been reclassified to conform to the 1994 financial statement presentation.

(2) ACQUISITIONS:
    During 1994, the Company completed acquisitions totaling $9,762,000, including additional interests in properties acquired in 1993. In order to finance one of the acquisitions, the Company sold a volumetric production payment for approximately $4,353,000 (net of fees).

    In May and December, 1993, the Company purchased interests in properties from Atlantic Richfield Company (ARCO) for approximately $60,862,000. In conjunction with the ARCO acquisitions, the Company sold volumetric production payments from certain of the ARCO properties for approximately $40,468,000 (net of fees). In December 1993, the Company purchased interests in offshore properties for approximately $24,050,000 and interests in properties in south Texas for approximately $59,458,000. In conjunction with these acquisitions, the Company entered into a nonrecourse secured loan agreement for $51,600,000.

    In February 1992, Forest I Development Company, a wholly-owned subsidiary of the Company, purchased substantially all of the assets of Harbert Energy Corporation and its associated entities in an acquisition accounted for as a purchase. The purchase price of $40,400,000 was funded primarily through the sale of a dollar-denominated production payment which was recorded at its present value of $28,805,000. In July 1992, the Company purchased Transco Exploration and Production Company (TEPCO) for approximately $45,000,000. In conjunction with the acquisition, the Company sold a volumetric production payment from certain of the TEPCO properties for approximately $38,500,000 (net of fees).

    The Company's results of operations for the year ended December 31, 1993 include the effects of the first ARCO acquisition since May 1, 1993 and the offshore properties and the second ARCO acquisition since December 1, 1993. The Company's results of operations for the year ended December 31, 1992 include the effects of the Harbert and TEPCO acquisitions since February 1, 1992 and August 1, 1992, respectively.

(3) INVESTMENT IN AND ADVANCES TO AFFILIATE:
    In May 1992, the Company transferred substantially all of its Canadian oil and gas properties to a wholly-owned Canadian subsidiary, Forest Canada I Development Ltd. (FCID). In September 1992, FCID sold its Canadian assets and related operations to CanEagle Resources Corporation (CanEagle) for approximately $51,250,000 in Canadian funds ($41,000,000 U.S.). CanEagle was formed for the purpose of acquiring the assets and related operations of FCID. In the transaction, FCID received cash of approximately $28,000,000 CDN ($22,400,000 U.S.), net of expenses, and provided financing in the aggregate principal amount of $22,000,000 CDN ($17,600,000 U.S.). On June 24, 1994,
CanEagle sold a significant portion of its oil and gas properties in Canada to a third party. In conjunction with this transaction, the Company received payment of $6,124,000 CDN ($4,400,000 U.S.) representing principal and unpaid interest on a CanEagle subordinated debenture held by the Company. In addition, the Company exchanged its remaining investment in CanEagle for preferred shares of a newly formed entity, Archean Energy, Ltd. (Archean).

                             FOREST OIL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1994, 1993 AND 1992

(3) INVESTMENT IN AND ADVANCES TO AFFILIATE: (CONTINUED)
    The  Company  has  accounted  for  the  proceeds  from  the   aforementioned
transactions as reductions in the carrying value of its investment in and advances to its Canadian affiliates. The Company accounts for its investment in Canadian affiliates in a manner analagous to equity accounting. Losses will be recognized to the extent that the Canadian affiliates' losses are attributable to the Company's interest. Earnings will be recognized only if realization is assured. No earnings or losses attributable to the investment in Canadian affiliates have been recognized in 1994, 1993 or 1992.

(4) LONG-TERM DEBT:
    Long-term debt at December 31, 1994 and 1993 consists of the following:

                                                                                   1994         1993
                                                                                -----------  -----------
Bank debt.....................................................................  $    33,000  $    25,000
Nonrecourse secured loan......................................................       57,840       53,101
Production payment obligation.................................................       18,534       21,305
11 1/4% Subordinated debentures...............................................       99,316       99,272
5 1/2% Subordinated debentures................................................           --        7,171
                                                                                -----------  -----------
                                                                                    208,690      205,849
Less current portion..........................................................       (1,636)     (11,542)
                                                                                -----------  -----------
Long-term debt................................................................  $   207,054  $   194,307
                                                                                -----------  -----------
                                                                                -----------  -----------

    BANK DEBT:

    The Company has a secured credit facility (The Credit Facility) with The Chase Manhattan Bank, NA. (Chase) as agent for a group of banks. Under the Credit Facility, the Company may borrow up to $17,500,000 for acquisition or development of proved oil and gas reserves, and up to $32,500,000 for working capital and general corporate purposes, subject to semi-annual redemption at the banks' discretion. The total borrowing capacity of the Company under the Credit Facility is $50,000,000. In March, 1995, the banks completed their most recent semi-annual redetermination of the Credit Facility and advised the Company that the maximum borrowing capacity would be maintained at $50,000,000. However, the amount of the maximum borrowings under the Credit Facility is at the discretion of the banks and is subject to change at any time.

    The Credit Facility is secured by a lien on, and a security interest in, a majority of the Company's proved oil and gas properties and related assets (subject to prior security interests granted to holders of volumetric production payment agreements), a pledge of accounts receivable, material contracts and the stock of material subsidiaries, and a negative pledge on remaining assets. The maturity date of the Credit Facility is December 31, 1996. Under the terms of the Credit Facility, the Company is subject to certain covenants and financial tests (which may from time to time restrict the Company's activities), including restrictions or requirements with respect to working capital, net cash flow, additional debt, asset sales, mergers, cash dividends on capital stock and reporting responsibilities. At December 31, 1994 the outstanding balance under the Credit Facility was $33,000,000 at interest rates ranging from 7.255% to 8.875% and the Company was in compliance with the covenants of the Credit Facility. The Company currently anticipates that it may not meet the working capital and/or interest coverage ratio tests during 1995. Management believes, however, that any instances of noncompliance can be cured within the period of time permitted or that waivers can be obtained from the banks.

                             FOREST OIL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1994, 1993 AND 1992

(4) LONG-TERM DEBT: (CONTINUED)
    NONRECOURSE SECURED LOAN:

    On December 30, 1993, the Company entered into a nonrecourse secured loan agreement arranged by Enron Finance Corp., an affiliate of Enron Gas Services (the Enron loan). Advances under the loan agreement bear annual interest at the rate of 12.5%. Approximately $51,600,000 was advanced on December 30, 1993 to provide financing for acquisitions. Another $5,800,000 of the available balance was advanced on December 30, 1993 to fund a portion of the development projects which will be undertaken by the Company on the properties pledged as security for the loan. Under the terms of the Enron loan, additional funds may be advanced to fund additional development projects which will be undertaken by the Company on the properties pledged as security for the loan.

    The loan was recorded at a discount to reflect conveyance to the lender of a 20% interest in the net profits, as defined, of properties located in south Texas. This discount of $4,299,000 is being amortized over the life of the loan using the effective interest method. At December 31, 1994 the principal amount of the loan was $61,717,000 and the recorded liability was $57,840,000.

    Payments of principal and interest under the Enron loan are due monthly and are equal to 90% of total net operating income from the secured properties, reduced by 80% of allowable capital expenditures, as defined. The Company's current estimate, based on expected production and prices, budgeted capital expenditure levels and expected discount amortization, is that 1995 payments will reduce the recorded liability by approximately $524,000. This amount is included in current liabilities. Estimated liability reductions, including required principal payments, for 1996 through 1999, under the same production, pricing, capital expenditure and discount scenario, are approximately $11,280,000, $18,741,000, $15,119,000 and $9,113,000, respectively. Payments, if any, under the net profits conveyance will commence upon repayment of the principal amount of the Enron loan and will cease when the lender has received an internal rate of return, as defined, of 18% (15.25% through December 31, 1995). The Company has signed a letter of intent to restructure the loan as described in Note 17.

    PRODUCTION PAYMENT OBLIGATION:

    The original principal amount of the dollar-denominated production payment was $37,550,000, which was recorded as a liability of $28,805,000 after a discount to reflect a market rate of interest of 15.5%. At December 31, 1994 the remaining principal amount was $23,373,000 and the recorded liability was $18,534,000. Under the terms of this production payment, the Company must make a monthly cash payment which is the greater of a base amount or 85% of net proceeds from the subject properties, as defined, except that the amount required to be paid in any given month shall not exceed 100% of the net proceeds from the subject properties. The Company retains a management fee equal to 10% of sales from the properties, which is deducted in the calculation of net proceeds. The Company's current estimate, based on expected production and prices, budgeted capital expenditure levels and expected discount amortization, is that 1995 payments will reduce the recorded liability by approximately $1,112,000; this amount is included in current liabilities. Estimated liability reductions for 1996 through 1999, under the same production, pricing, capital expenditure and discount scenario, are $811,000, $1,177,000, $2,988,000 and $4,220,000, respectively.

    11 1/4% SUBORDINATED DEBENTURES:

    On September 8, 1993 the Company completed a public offering of $100,000,000 aggregate principal amount of 11 1/4% Senior Subordinated Notes due September 1, 2003. The Senior Subordinated Notes were issued at a price of 99.259% yielding 11.375% to the holders. The Company used the net proceeds from the sale of the Senior Subordinated Notes of approximately $95,827,000, together

                             FOREST OIL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1994, 1993 AND 1992

(4) LONG-TERM DEBT: (CONTINUED)
with approximately $19,400,000 of available cash, to redeem all of its outstanding Senior Secured Notes and long-term subordinated debentures. The redemptions resulted in a net loss of $15,387,000 which was recorded as an extraordinary loss of $10,735,000 (net of income tax benefit of $4,652,000).

    The Senior Subordinated Notes are redeemable at the option of the Company, in whole or in part, at any time on or after September 1, 1998 initially at a redemption price of 105.688%, plus accrued interest to the date of redemption, declining at the rate of 1.896% per year to September 9, 2000 and at 100% thereafter. In addition, the Company may, at its option, redeem prior to September 1, 1996 up to 30% of the initially outstanding principal amount of the Notes at 110% of the principal amount thereof, plus accrued interest to the date of redemption, with the net proceeds of any future public offering of its Common Stock.

    Under the terms of the Senior Subordinated Notes, the Company must meet certain tests before it is able to pay cash dividends (other than dividends on the Company's $.75 Convertible Preferred Stock) or make other restricted payments, incur additional indebtedness, engage in transactions with its affiliates, incur liens and engage in certain sale and leaseback arrangements. The terms of the Senior Secured Notes also limit the Company's ability to undertake a consolidation, merger or transfer of all or substantially all of its assets. In addition, the Company is, subject to certain conditions, obligated to offer to repurchase Senior Subordinated Notes at par value plus accrued and unpaid interest to the date of repurchase, with the net cash proceeds of certain sales or dispositions of assets. Upon a change of control, as defined, the Company will be required to make an offer to purchase the Senior Subordinated Notes at 101% of the principal amount thereof, plus accrued interest to the date of purchase.

    5 1/2% SUBORDINATED DEBENTURES:

    At December 31, 1993 the 5 1/2% Convertible Subordinated Debentures had a remaining balance of $7,171,000 which was paid in full on the February 1, 1994 due date.

(5) DEFERRED REVENUE:
    From April 1991 through May 1993, the Company entered into four volumetric production payments with entities associated with Enron Corp. (Enron) for net proceeds of $121,498,000. Under the terms of these production payments, the Company was required to deliver 70.1 BCF of natural gas and 770,000 barrels of oil over periods ranging from three to six years.

    Effective November 1, 1993, the four separate volumetric payment financings described above between the Company and Enron were consolidated into one
production  payment.  The  delivery  schedules  from  the  previously   separate
production payments were not adjusted; however, delivery shortfalls on any property can now be made up from excess production from any other property which is dedicated to the production payment obligation. The consolidation also provided that certain acreage previously committed to the production payments was released and can be developed by the Company unburdened by the delivery obligations of the production payment.

    In connection with the purchase of interests in properties from ARCO in December 1993, a volumetric production payment from certain of the ARCO properties was sold to Enron for net proceeds of $13,207,000. This production payment covered approximately 7.3 BCF of natural gas to be delivered over 8 years.

                             FOREST OIL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1994, 1993 AND 1992

(5) DEFERRED REVENUE: (CONTINUED)
    In July 1994, the Company purchased additional interests in the properties acquired from ARCO in December 1993. In connection with this transaction, a volumetric production payment was sold to Enron for net proceeds of $4,353,000. This production payment covered approximately 2.7 BCF of natural gas to be delivered over 8 years.

    The Company is required to deliver the scheduled volumes from the subject properties or to make a cash payment for volumes produced but not delivered, in combination not to exceed a specified percentage of monthly production. If production levels are not sufficient to meet scheduled delivery commitments, the Company must account for and make up such shortages, at market-based prices, from future production.

    The Company is responsible for royalties and for production costs associated with operating the properties subject to the production payment agreements. The Company may grant liens on properties subject to the production payment agreements, but it must notify prospective lienholders that their rights are subject to the prior rights of the production payment owner.

    Amounts received were recorded as deferred revenue. Volumes associated with amortization of deferred revenue for the years ended December 31, 1994, 1993 and 1992 were as follows:

                                                                                               NET SALES VOLUME
                                                                                          ATTRIBUTABLE TO PRODUCTION
                                                                VOLUMES DELIVERED (1)       PAYMENT DELIVERIES (2)
                                                              --------------------------  --------------------------
                                                                             NATURAL GAS                 NATURAL GAS
                                                               OIL (MBBLS)     (MMCF)      OIL (MBBLS)     (MMCF)
                                                              -------------  -----------  -------------  -----------
1994........................................................          218        19,985           182        16,005
1993........................................................          221        23,392           185        18,731
1992........................................................           70        11,689            59         9,117

------------------------
(1) Amounts settled in cash in lieu of volumes were $1,611,381, $3,138,628 and $7,965,945, for the years ended December 31, 1994, 1993 and 1992, respectively.

(2) Represents volumes required to be delivered to Enron net of estimated royalty volumes.

    Future amortization of deferred revenue, based on the scheduled deliveries under the production payment agreements, is as follows:

                                                                                       NET SALES VOLUMES
                                                         VOLUMES REQUIRED TO BE    ATTRIBUTABLE TO PRODUCTION
                                                           DELIVERED TO ENRON        PAYMENT DELIVERIES (1)
                                                       --------------------------  --------------------------
                                                       NATURAL GAS                 NATURAL GAS
                                                         (MMCF)      OIL (MBBLS)     (MMCF)      OIL (MBBLS)
                                           ANNUAL      -----------  -------------  -----------  -------------
                                        AMORTIZATION
                                       --------------
                                       (IN THOUSANDS)
1995.................................    $   20,770        11,045           174         8,899           145
1996.................................         7,546         3,721            87         2,998            74
1997.................................         2,439         1,410            --         1,136            --
1998.................................         1,593           892            --           719            --
Thereafter...........................         3,560         1,994            --         1,606            --
                                       --------------  -----------          ---    -----------          ---
                                         $   35,908        19,062           261        15,358           219
                                       --------------  -----------          ---    -----------          ---
                                       --------------  -----------          ---    -----------          ---

------------------------
(1) Represents volumes required to be delivered to Enron net of estimated royalty volumes.

                             FOREST OIL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1994, 1993 and 1992

(6) INCOME TAXES:
    The Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," (SFAS No. 109) on a prospective basis effective January 1, 1993. The cumulative effect of this change in accounting for income taxes of $2,060,000 was determined as of January 1, 1993 and was reported separately in the Consolidated Statement of Operations for the year ended December 31, 1993.

    The income tax expense (benefit) is different from amounts computed by applying the statutory Federal income tax rate for the following reasons:

                                                                           1994       1993       1992
                                                                        ----------  ---------  ---------
                                                                                 (IN THOUSANDS)
Tax expense (benefit) at 35% (34% for 1992) of earnings (loss) before income taxes, cumulative effects of changes in accounting principles
 and extraordinary item...............................................  $  (23,749)    (3,747)     3,837
Change in the balance of the valuation allowance for deferred tax assets attributable to loss before income taxes, cumulative effects
 of changes in accounting principles and extraordinary item...........      23,220      2,034         --
Expiration of tax carryforwards.......................................         455        318         --
Other.................................................................          83         45        151
                                                                        ----------  ---------  ---------
    Total income tax expense (benefit)................................  $        9     (1,350)     3,988
                                                                        ----------  ---------  ---------
                                                                        ----------  ---------  ---------

    The Omnibus Budget Reconciliation Act of 1993 increased the Federal corporate tax rate from 34% to 35% retroactively to January 1, 1993. As a result of this tax increase, the tax benefits at December 31, 1994 and December 31, 1993, respectively, on the losses from continuing operations were approximately $677,000 and $167,000 less than such amounts would have been without such increase in the tax rate. However, due to limitations on the recognition of deferred tax assets, the total tax benefit at December 31, 1994 and December 31, 1993, including the tax benefit on the cumulative effect of the change in accounting method in 1994 and on the extraordinary loss on extinguishment of debt in 1993, is unaffected by the tax rate increase. The impact of the tax rate increase will be recognized when future taxable income allows the unrecognized deferred tax asset to be realized.

    Deferred income taxes generally result from recognizing income and expenses at different times for financial and tax reporting. These differences result from recording proceeds from the sale of properties in the full cost pool, capitalization of certain development, exploration and other costs under the full cost method of accounting and the provision for impairment of oil and gas properties for financial accounting purposes.

                             FOREST OIL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1994, 1993 AND 1992

(6) INCOME TAXES: (CONTINUED)
    The components of the net deferred tax liability, computed in accordance with SFAS No. 109 are as follows:

                                                                               DECEMBER 31,  JANUARY 1,
                                                                                   1994         1994
                                                                               ------------  -----------
                                                                                    (IN THOUSANDS)
Deferred tax assets:
  Accounts receivable, due to allowance for doubtful accounts................   $      289          468
  Current and long term liabilities due to accrual for retirement benefits...        1,475        1,641
  Current and long term liabilities due to accrual for medical benefits......        2,040        1,857
  Current and long term liabilities due to accrual for sales recorded on the
   entitlements method.......................................................        3,642           --
  Net operating loss carryforward............................................       19,965       13,990
  Depletion carryforward.....................................................        6,958        6,958
  Contribution carryforward..................................................          106          348
  Investment tax credit carryforward.........................................        3,674        3,885
  Alternative minimum tax credit carryforward................................        2,206        2,206
  Other......................................................................           94           96
                                                                               ------------  -----------
    Total gross deferred tax assets..........................................       40,449       31,449
    Less valuation allowance.................................................      (36,258)      (8,142)
                                                                               ------------  -----------
    Net deferred tax assets..................................................        4,191       23,307
Deferred tax liabilities:
  Full cost pool, due principally to capitalized expenditures................       (4,191)     (23,307)
                                                                               ------------  -----------
    Net deferred tax liability...............................................   $       --           --
                                                                               ------------  -----------
                                                                               ------------  -----------

    The valuation allowance for deferred tax assets as of January 1, 1994 was $8,142,000. The net change in the total valuation allowance for the tax year ended December 31, 1994 was an increase of $28,116,000. The total increase in the valuation allowance includes $4,896,000 resulting from the cumulative effect of the change in accounting for oil and gas sales from the sales method to the entitlements method.

    The Alternative Minimum Tax (AMT) credit carryforward available to reduce future Federal regular taxes aggregated $2,206,000 at December 31, 1994. This amount may be carried forward indefinitely. Regular and AMT net operating loss carryforwards at December 31, 1994 were $57,044,000 and $55,387,000, respectively, and will expire in the years indicated below:

                                                                                    REGULAR      AMT
                                                                                   ---------  ---------
                                                                                      (IN THOUSANDS)
2000.............................................................................  $   2,665      4,143
2005.............................................................................      8,307         --
2008.............................................................................     28,999     31,800
2009.............................................................................     17,073     19,444
                                                                                   ---------  ---------
                                                                                   $  57,044     55,387
                                                                                   ---------  ---------
                                                                                   ---------  ---------

    AMT net operating loss carryforwards can be used to offset 90% of AMT income in future years.

                             FOREST OIL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1994, 1993 AND 1992

(6) INCOME TAXES: (CONTINUED)
    Investment tax credit carryforwards available to reduce future Federal income taxes aggregated $3,674,000 at December 31, 1994 and expire at various dates through the year 2001. Percentage depletion carryforwards available to reduce future Federal taxable income aggregated $19,879,000 at December 31, 1994. This amount may be carried forward indefinitely. The net operating loss and investment tax credit carryforwards have been recognized as a deferred tax asset, subject to a valuation allowance.

    The availability of some of these tax attributes to reduce current and future taxable income of the Company is subject to various limitations under the Internal Revenue Code. In particular, the Company's ability to utilize such tax attributes could be severely restricted due to the occurrence of an "ownership change" within the meaning of Section 382 of the Internal Revenue Code resulting from the Company's 1991 recapitalization. At December 31, 1994, the Company estimated that net operating loss and investment tax credit carryforwards would be limited to offset current taxable income to the extent described below.

    The net operating loss carryforwards which expire in 2008 and 2009 are not subject to the provisions of Section 382 as they were generated subsequent to the ownership change. Even though the Company is limited in its ability to use the remaining net operating loss carryovers under the general provisions of
Section 382, it may be entitled to use these net operating loss carryovers to offset (a) gains recognized in the five years following the ownership change on the disposition of certain assets, to the extent that the value of the assets disposed of exceeds its tax basis on the date of the ownership change or (b) any item of income which is properly taken into account in the five years following the ownership change but which is attributable to periods before the ownership change ("built-in gain"). The ability of the Company to use these net operating loss carryovers to offset built-in gain first requires that the Company have total built-in gains at the time of the ownership change which are greater than a threshold amount. In addition, the use of these net operating loss carryforwards to offset built-in gain cannot exceed the amount of the total built-in gain.

    The Company believes that due to the amount of built-in gain as of the date of ownership change, and the recognition of such gain through December 31, 1994, there is no significant limitation on the Company's ability to use these net operating loss carryforwards or investment tax credit carryforwards.

(7) PREFERRED STOCK:
    The Company has 10,000,000 shares of $.75 Convertible Preferred Stock authorized, par value $.01 per share, of which there were 2,880,973 shares outstanding at December 31, 1994 and 1993, with an aggregate liquidation preference of $28,809,730 at December 31, 1994 and 1993. This stock is convertible at any time, at the option of the holder, at the rate of 3.5 shares of Common Stock for each share of $.75 Convertible Preferred Stock, subject to adjustment upon occurrence of certain events. During 1994, no shares of $.75 Convertible Preferred Stock were converted into shares of Common Stock. The $.75 Convertible Preferred Stock is redeemable, in whole or in part, at the option of the Company, at any time after the earlier of (i) July 1, 1996 or (ii) the date on which the last reported sales price of the Common Stock will have been $7.50 or higher for at least 20 of the prior 30 trading days, at a redemption price of $10.33 per share during the twelve-month period which began July 1, 1994 and declining ratably to $10.00 per share at July 1, 1996 and thereafter, including accumulated and unpaid dividends. Cumulative annual dividends of $.75 per share are payable quarterly, in arrears, on the first day of February, May, August and November, when and as declared. Until December 31, 1993, the Company paid such dividends in shares of Common Stock. After such date, dividends may be paid in cash or, at the Company's election, in shares of Common Stock or in a combination of cash and

                             FOREST OIL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1994, 1993 AND 1992

(7) PREFERRED STOCK: (CONTINUED)
Common Stock. However, the Company is prohibited from paying cash dividends on its $.75 Convertible Preferred Stock after the February 1, 1995 dividend due to restrictions contained in the Credit Agreement with its lending banks. Common Stock delivered in payment of dividend will be valued for dividend payment purposes at between 75% and 90%, based on trading volume, of the average last reported sales price of the Common Stock during a specified period prior to the record date for the dividend payment.

    During any period in which dividends on preferred stock are in arrears, no dividends or distributions, except for dividends paid in shares of Common Stock, may be paid or declared on the Common Stock, nor may any shares of Common Stock be acquired by the Company.

(8) COMMON STOCK:
    The Company has 112,000,000 shares of Common Stock authorized, par value $.10 per share, of which there were 28,295,209 and 28,250,445 shares issued at December 31, 1994 and 1993, respectively, with 105,940 and 335,813 shares held by the Company at December 31, 1994 and 1993, respectively. The Common Stock is entitled to one vote per share. Prior to May 1993 the Company also had Class B stock which had superior voting rights to the Company's Common Stock, had limited transferability and was not traded in any public market but was convertible at any time into shares of Common Stock on a share-for-share basis. At the Company's Annual Meeting of Shareholders on May 12, 1993, the shareholders adopted amendments to the Company's Restated Certificate of Incorporation to increase the number of authorized shares of Common Stock to 112,000,000 and to reclassify each share of Class B Stock into 1.1 shares of Common Stock.

    On June 15, 1993, the Company issued 11,080,000 shares of Common Stock for $5.00 per share in a public offering. The net proceeds from the issuance of the shares totalled approximately $51,506,000 after deducting issuance costs and underwriting fees.

    On October 29, 1993 the Company paid a dividend distribution of one Preferred Share Purchase Right on each outstanding share of the Company's Common Stock. The Rights are exercisable only if a person or group acquires 20% or more of the Company's Common Stock or announces a tender offer which would result in ownership by a person or group of 20% or more of the Common Stock. Each Right initially entitles each shareholder to buy 1/100th of a share of a new series of Preferred Stock at an exercise price of $30.00, subject to adjustment upon certain occurrences. Each 1/100th of a share of such new Preferred Stock that can be purchased upon exercise of a Right has economic terms designed to approximate the value of one share of Common Stock. The Rights will expire on October 29, 2003, unless extended or terminated earlier.

    The Company has Warrants outstanding which permit holders thereof to purchase 1,244,715 shares of Common Stock at an exercise price of $3.00 per share. The Warrants are noncallable by the Company and expire on October 1, 1996. The exercise price is payable in cash.

    In March 1992, the Company adopted the 1992 Stock Option Plan under which non-qualified stock options may be granted to key employees and non-employee directors. The aggregate number of shares of Common Stock which the Company may issue under options granted pursuant to this plan may not exceed 10% of the total number of shares outstanding or issuable at the date of grant pursuant to outstanding rights, warrants, convertible or exchangeable securities or other options. The exercise price of an option may not be less than 85% of the fair market value of one share of the Company's Common Stock on the date of grant. The options vest 20% on the date of grant and an

                             FOREST OIL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1994, 1993 AND 1992

(8) COMMON STOCK: (CONTINUED)
additional 20% on each grant anniversary date thereafter. The Company may, in its discretion, grant each optionee a cash bonus upon the exercise of each granted option. A summary of stock option activity related to the Plan is as follows:

                                                                                           OPTION PRICE
                                                                               SHARES       PER SHARE
                                                                            -------------  ------------
Options granted during 1992 and outstanding at December 31, 1992..........      1,740,000  $       3.00
  Granted.................................................................      1,525,000          5.00
  Exercised...............................................................       (132,000)         3.00
  Cancelled or surrendered................................................        (79,000)         3.00
                                                                            -------------  ------------
Options outstanding at December 31, 1993..................................      3,054,000     3.00-5.00
  Granted.................................................................        310,000          5.00
  Exercised...............................................................        (35,000)         3.00
  Cancelled or surrendered................................................        (35,000)         5.00
                                                                            -------------  ------------
Options outstanding at December 31, 1994..................................      3,294,000  $  3.00-5.00
                                                                            -------------  ------------
                                                                            -------------  ------------
Options exercisable at December 31, 1994..................................      1,860,400  $  3.00-5.00
                                                                            -------------  ------------
                                                                            -------------  ------------

(9) GAS PURCHASE CONTRACT SETTLEMENT:
    On December 17, 1992, the Company and ONEOK, Inc. (ONEOK) agreed to settle the case styled Forest Oil Corporation v. ONEOK, Inc. (Number 71,582) and its companion case styled Forest Oil Corporation v. ONEOK, Inc. (Case No. C-89-53). The cases involved take-or-pay damages relating to a natural gas purchase contract between the Company and ONEOK. The settlement encompassed all disputed contracts, claims and future claims. The cash proceeds of $51,250,000 were received by the Company on December 24, 1992. Proceeds after deducting related royalties and production taxes were approximately $36,429,000. The ONEOK settlement increased the Company's net earnings for 1992 by approximately $24,043,000 or $1.75 per share.

(10) EMPLOYEE BENEFITS:

    PENSION PLANS:

    The Company has a qualified defined benefit pension plan (Pension Plan). The Company has effected a curtailment of the Pension Plan pursuant to which all benefit accruals were suspended effective May 31, 1991.

                             FOREST OIL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1994, 1993 AND 1992

(10) EMPLOYEE BENEFITS: (CONTINUED)
    The benefits under the Pension Plan are based on years of service and the employee's average compensation during the highest consecutive sixty-month period in the fifteen years prior to retirement. No contribution was made in 1994, 1993 or 1992. The following table sets forth the Pension Plan's funded status and amounts recognized in the Company's consolidated financial statements at December 31:

                                                                                    1994        1993
                                                                                 ----------  ----------
                                                                                     (IN THOUSANDS)
Actuarial present value of benefit obligations:
  Accumulated benefit obligation, including vested benefits of $23,953,000 in
   1994 and $28,484,000 in 1993................................................  $  (23,953)    (28,484)
                                                                                 ----------  ----------
                                                                                 ----------  ----------
Projected benefit obligation for service rendered to date......................  $  (23,953)    (28,484)
Plan assets at fair market value, consisting primarily of listed stocks, bonds
 and other fixed income obligations............................................      23,443      25,576
                                                                                 ----------  ----------
Plan assets in excess of projected benefit obligation (unfunded pension
 liability)....................................................................        (510)     (2,908)
Unrecognized net loss from past experience different from that assumed and
 effects of changes in assumptions.............................................       1,468       3,642
                                                                                 ----------  ----------
Pension asset recognized in the balance sheet..................................  $      958         734
                                                                                 ----------  ----------
                                                                                 ----------  ----------

    For 1994 the discount rate used in determining the actuarial present value of the projected benefit obligation was 9% and the expected long-term rate of return on assets was 9%. For 1993, the discount rate used in determining the actuarial present value of the projected benefit obligation was 7.5% and the expected long-term rate of return on assets was 9%. For 1992, the discount rate used in determining the actuarial present value of the projected benefit obligation was 9% and the expected long-term rate of return on assets was 9%.

    The components of net pension expense (benefit) for the years ended December 31, 1994, 1993 and 1992 are as follows:

                                                                          1994       1993       1992
                                                                        ---------  ---------  ---------
                                                                                (IN THOUSANDS)
Net pension expense (benefit) included the following components:
  Interest cost on projected benefit obligation.......................  $   1,976      2,039      2,074
  Actual return on plan assets........................................       (245)    (3,534)    (1,890)
  Net amortization and deferral.......................................     (1,955)     1,441       (240)
                                                                        ---------  ---------  ---------
Net pension expense (benefit).........................................  $    (224)       (54)       (56)
                                                                        ---------  ---------  ---------
                                                                        ---------  ---------  ---------

    The Company has a non-qualified unfunded supplementary retirement plan that provides certain officers with defined retirement benefits in excess of qualified plan limits imposed by Federal tax law. Benefit accruals under this plan were suspended effective May 31, 1991 in connection with suspension of benefit accruals under the Company's Pension Plan. At December 31, 1994 the projected benefit obligation under this plan totaled $480,000, which is included in other liabilities in the accompanying balance sheet. The projected benefit obligation is determined using the same discount rate as is used for calculations for the Pension Plan.

                             FOREST OIL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1994, 1993 AND 1992

(10) EMPLOYEE BENEFITS: (CONTINUED)
    In 1993 as a result of the change in the discount rate for the Pension Plan and the supplementary retirement plan, the Company recorded a liability of $3,038,000 representing the unfunded pension liability and a corresponding decrease in capital surplus. As a result of the increase in the discount rate for the Pension Plan and the supplementary retirement plan in 1994, the Company reduced the liability representing the unfunded pension liability by approximately $1,570,000 with a corresponding increase in capital surplus.

    RETIREMENT SAVINGS PLAN:

    The Company sponsors a qualified tax deferred savings plan in accordance with the provisions of Section 401(k) of the Internal Revenue Code. Employees may defer up to 10% of their compensation, subject to certain limitations. The Company matches the employee contributions up to 5% of employee compensation. In 1994, 1993 and 1992, Company contributions were made using treasury stock. The expense associated with the Company's contribution was $516,000 in 1994, $367,000 in 1993 and $454,000 in 1992.

    Effective January 1, 1992 the plan was amended to include profit-sharing contributions by the Company. In 1994, the Company did not make any profit sharing contributions. The Company's profit-sharing contributions were made using Company stock valued at $276,000 and $465,000 for 1993 and 1992, respectively.

    ANNUAL INCENTIVE PLAN:

    The Forest Oil Corporation Annual Incentive Plan (the Incentive Plan), which became effective January 1, 1992, permits participating employees to earn annual bonus awards payable in cash or in shares of the Company's Common Stock, generally based in part upon the Company attaining certain levels of performance. In 1994, no bonuses were awarded. In 1993 and 1992, the Company accrued bonuses of $426,000 and $930,000, respectively, under the Incentive Plan. Amounts awarded will be disbursed in equal annual installments over the succeeding three-year period.

    EXECUTIVE RETIREMENT AGREEMENTS:

    The Company entered into Agreements in December 1990 (the Agreements) with certain executives and directors (the Retirees) whereby each executive retired from the employ of the Company as of December 28, 1990. Pursuant to the terms of the Agreements, the Retirees are entitled to receive supplemental retirement payments from the Company in addition to the amounts to which they are entitled under the Company's retirement plan. In addition, the Retirees and their spouses are entitled to lifetime coverage under the Company's group medical and dental plans, tax and other financial services, and payments by the Company in connection with certain club membership dues. The Retirees will also continue to participate in the Company's royalty bonus program until December 31, 1995. The Company has also agreed to maintain certain life insurance policies in effect at December 1990, for the benefit of each of the Retirees.

    Six of the Retirees have subsequently resigned as directors. One of the Retirees continues to serve as a director and will be paid the customary non-employee director's fee. Pursuant to the terms of the retirement agreements, the former directors and any other Retiree who ceases to be a director (or his spouse) will be paid $2,500 a month until December 2000.

    The Company's obligation to one retiree under a revised retirement agreement is payable in Common Stock or cash, at the Company's option, in May of each year from 1993 through 1996 at approximately $190,000 per year with the balance of $149,000 payable in May 1997. The retirement

                             FOREST OIL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1994, 1993 AND 1992

(10) EMPLOYEE BENEFITS: (CONTINUED)
agreements for the other six Retirees, one of whom received in 1991 the payments scheduled to be made in 1999 and 2000, provide for supplemental retirement payments totalling approximately $938,400 per year through 1998 and approximately $740,400 per year in 1999 and 2000.

    The present value of the amounts due under the agreements, discounted at 13%, has been recorded as retirement benefits payable to executives and directors.

    LIFE INSURANCE:

    The Company provides life insurance benefits for certain key employees and retirees under split dollar life insurance plans. The premiums paid for the life insurance policies were $916,000, $861,000, and $995,000 in 1994, 1993 and 1992,
respectively, including $831,000, $766,000 and $765,000 paid for policies for retired executives. Under the life insurance plans, the Company is assigned a portion of the benefits which is designed to recover the premiums paid.

    HEALTH AND DENTAL INSURANCE:

    The Company provides health and dental insurance to all of its employees, eligible retirees and eligible dependents. The Company provides these benefits at nominal cost to employees and retirees who are required to contribute an estimated 50% of the cost of dependent coverage. In 1994, 1993 and 1992 the costs of providing these benefits for both active and retired employees totalled $1,714,000, $1,350,000 and $1,359,000, respectively. The 1994 cost includes
$1,384,000 related to 191 participating active employees and 4 employees on long-term disability and $330,000 related to 115 eligible retirees. The 1993 cost includes $993,000 related to 184 participating active employees and 4 employees on long-term disability and $357,000 related to 125 eligible retirees. The 1992 cost includes $1,011,000 related to 183 participating active employees and $348,000 related to 119 eligible retirees.

    POSTRETIREMENT BENEFITS:

    The Company accrues expected costs of providing postretirement benefits to employees, their beneficiaries and covered dependents in accordance with Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," (SFAS No. 106). The Company adopted the provisions of SFAS No. 106 in the first quarter of 1993. The estimated accumulated postretirement benefit obligation as of January 1, 1993 was approximately $4,822,000. This amount, reduced by applicable income tax benefits, was charged to operations in the first quarter of 1993 as the cumulative effect of a change in accounting principle. The annual net postretirement benefit cost was approximately $510,000 for 1994 and $483,000 in 1993.

    At December 31, 1994, December 31, 1993 and January 1, 1993 the discount rates used in determining the actuarial present value of the accumulated postretirement benefit obligation were 9%, 7.5% and 8.5%, respectively.

(11) RELATED PARTY TRANSACTIONS:
    During 1994, the Company used a real estate complex (the Complex) owned directly or indirectly by certain stockholders and members of the Board of Directors for Company-sponsored seminars, the accommodation of business guests, the housing of personnel attending corporate meetings and for other general business purposes. In 1994, in connection with the Company's termination of usage, the Company paid $662,000 on account of the business use of such property, and an additional $300,000 as a partial reimbursement of deferred maintenance costs. The Company incurred expenses for its use of the Complex of $635,000 in 1993 and $611,000 in 1992.

    John F. Dorn resigned as an executive officer and director of the Company in 1993. The Company agreed to pay John F. Dorn his salary at time of resignation through September 30, 1996. In addition,

                             FOREST OIL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1994, 1993 AND 1992

(11) RELATED PARTY TRANSACTIONS: (CONTINUED) the Company provided certain other benefits and services to Mr. Dorn. The present value of the severance package was estimated at $500,000, which amount was recorded as an expense and a liability at December 31, 1993.

    In March 1994, the Company sold certain non-strategic oil and gas properties to an entity controlled by John F. Dorn and another former executive officer of the Company for net proceeds, after costs of sale and purchase price adjustments, of $3,661,000. The Company established the sales price based upon an opinion from an independent third party. The purchasers financed 100% of the purchase price with a loan bearing interest at the rate of prime plus 1%. The loan was secured by a mortgage on the properties and personal guarantees of the purchasers. The Company participated as a lender in the loan in the amount of approximately $800,000. In addition, the Company agreed to subordinate to the other lender its right of payment of principal on default. The purchasers have separately agreed with the Company that certain options to purchase company stock will be cancelled to the extent that the Company's participation in the loan is not repaid in full. Collectively, the purchasers have options to purchase 275,000 shares of the Company's Common Stock at $3.00 per share and 275,000 shares at $5.00 per share.

(12) COMMITMENTS AND CONTINGENCIES:
    Future rental payments for office facilities and equipment under the remaining terms of noncancelable leases are $1,619,000, $1,138,000, $961,000, $969,000 and $1,002,000 for the years ending December 31, 1995 through 1999, respectively.

    Net rental payments applicable to exploration and development activities and capitalized in the oil and gas property accounts aggregated $851,000 in 1994, $688,000 in 1993 and $874,000 in 1992. Net rental payments charged to expense amounted to $3,512,000 in 1994, $3,098,000 in 1993 and $3,112,000 in 1992.
Rental payments include the short-term lease of vehicles. None of the leases are accounted for as capital leases.

    The Company, in the ordinary course of business, is a party to various legal actions. In the opinion of management, none of these actions, either individually or in the aggregate, will have a material adverse effect on the Company's financial condition, liquidity or results of operations.

(13) FINANCIAL INSTRUMENTS:
    The Company is exposed to off-balance-sheet risks associated with energy swap agreements arising from movements in the prices of oil and natural gas and from the unlikely event of non-performance by the counterparty to the swap agreements.

    In order to hedge against the effects of declines in oil and natural gas prices, the Company enters into energy swap agreements with third parties and accounts for the agreements as hedges based on analogy to the criteria set forth in Statement of Financial Accounting Standards No. 80, "Accounting for Futures Contracts". In a typical swap agreement, the Company receives the difference between a fixed price per unit of production and a price based on an agreed-upon third party index if the index price is lower. If the index price is higher, the Company pays the difference. The Company's current swaps are settled on a monthly basis. For the years ended December 31, 1994, 1993 and 1992, the Company incurred swap gains (losses) of $1,810,000, $(2,050,000) and $(1,642,000), respectively.

                             FOREST OIL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1994, 1993 AND 1992

(13) FINANCIAL INSTRUMENTS: (CONTINUED)
    The following table indicates outstanding energy swaps of the Company which were in place at December 31, 1994:

    PRODUCT                     VOLUME                   FIXED PRICE      DURATION
---------------  ------------------------------------  ---------------  ------------
Natural Gas      5,000 MMBTU/day                       $1.90-$2.38      1/95-12/95
Natural Gas      194 to 16,275 MMBTU/day               $2.06-$2.535     1/95-12/99
Natural Gas      10,000 MMBTU/day                      $2.00-$2.37      1/95-12/97
Natural Gas      10 to 350 MMBTU/day                   $2.12-$3.003     1/95-12/02
Natural Gas      5,000 MMBTU/day                       $2.25            1/95-2/95
Natural Gas      850 to 1,377 MMBTU/day                $2.255           1/95-9/95
Oil              657 BBLS/day                          $16.70           1/95-4/96
Oil              657 BBLS/day                          $17.75           1/95-6/96

    OPTION AGREEMENT. -- In 1993, under another agreement (the Option Agreement), the Company paid a premium of $516,000 in conjunction with the closing of the Enron loan agreement. The payment of this premium gave Forest the right to set a floor price of $1.70 per MMBTU on a total of 18,400 BBTU of natural gas over a five year period commencing January 1, 1995. In order to exercise this right to set a floor, the Company must pay an additional premium of 10 per MMBTU, effectively setting the floor at $1.60 per MMBTU. The option agreement is broken into five calendar year periods with the option for each calendar year expiring four trading days prior to the last trading day for the January NYMEX contract for that year. The premium of $516,000 related to the Option Agreement was recorded as a long-term asset and will be amortized as a reduction to oil and gas income beginning in 1995 based on the volumes involved.

    Set forth below is the estimated fair value of certain on and off-balance sheet financial instruments, along with the methods and assumptions used to estimate such fair values as of December 31, 1994:

    CASH AND CASH EQUIVALENTS, ACCOUNTS RECEIVABLES AND ACCOUNTS PAYABLE:

    The carrying amount of these instruments approximates fair value due to their short maturity.

    NONRECOURSE SECURED LOAN:

    The fair value of the Company's nonrecourse secured loan has been estimated as approximately $58,684,000 by discounting the projected future cash payments required under the agreement by 14.45%.

    PRODUCTION PAYMENT OBLIGATION:

    The fair value of the Company's production payment obligation has been estimated as approximately $17,405,000 by discounting the projected future cash payments required under the agreement by 12.5%.

    SENIOR SUBORDINATED NOTES:

    The fair value of the Company's 11 1/4% Subordinated Notes was approximately $91,000,000, based upon quoted market prices for the same or similar issues.

    ENERGY SWAP AGREEMENTS:

    The fair value of the Company's energy swap agreements was approximately $7,673,000, based upon the estimated net amount the Company would receive to terminate the agreements.

                             FOREST OIL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1994, 1993 and 1992

(14) MAJOR CUSTOMERS:
    The Company's sales of oil and natural gas to individual customers which exceeded 10% of the Company's total sales (exclusive of the effects of energy swaps and hedges) were:

                                                                         1994       1993       1992
                                                                       ---------  ---------  ---------
                                                                               (IN THOUSANDS)
Enron Affiliates (A).................................................  $  58,805     63,075     12,646
Chevron USA Production Company.......................................     12,829         --         --
ONEOK Exploration Company (B)........................................         --         --     22,392

------------------------
(A) The amount shown for Enron Affiliates includes oil and natural gas sales to Enron Gas Marketing Inc., Enron Oil & Gas Company, EOTT Energy Corporation, Cactus Funding Corporation, Cactus Hydrocarbon III Limited Partnership, Enron Gas Services Corporation and Enron Reserve Acquisition. Approximately $29,046,000, $32,702,000 and $14,081,000 represent sales recorded for deliveries under volumetric production payments in the years ended December 31, 1994, 1993 and 1992, respectively.

(B) The amount shown for ONEOK Exploration Company represents the amount recorded as a result of the gas purchase contract settlement described in
    Note 9.

(15) SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED):

                                                                    FIRST      SECOND      THIRD       FOURTH
                                                                   QUARTER     QUARTER    QUARTER     QUARTER
                                                                  ----------  ---------  ----------  ----------
                                                                     (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
1994 (A)
Revenue.........................................................  $   32,543     32,977      28,207      22,220
                                                                  ----------  ---------  ----------  ----------
                                                                  ----------  ---------  ----------  ----------
Earnings from operations........................................  $   24,241     23,600      19,387      13,763
                                                                  ----------  ---------  ----------  ----------
                                                                  ----------  ---------  ----------  ----------
Income (loss) before cumulative effects of changes in accounting
 principles and extraordinary item..............................  $      236       (265)    (32,873)    (34,951)
                                                                  ----------  ---------  ----------  ----------
                                                                  ----------  ---------  ----------  ----------
Net loss........................................................  $  (13,754)      (265)    (32,873)    (34,951)
                                                                  ----------  ---------  ----------  ----------
                                                                  ----------  ---------  ----------  ----------
Net loss attributable to common stock...........................  $  (14,294)      (805)    (33,414)    (35,491)
                                                                  ----------  ---------  ----------  ----------
                                                                  ----------  ---------  ----------  ----------
Primary and fully diluted loss per share before cumulative
 effects of changes in accounting principles and extraordinary
 item...........................................................  $     (.01)      (.03)      (1.19)      (1.26)
                                                                  ----------  ---------  ----------  ----------
                                                                  ----------  ---------  ----------  ----------
Primary and fully diluted loss per share........................  $     (.51)      (.03)      (1.19)      (1.26)
                                                                  ----------  ---------  ----------  ----------
                                                                  ----------  ---------  ----------  ----------

                             FOREST OIL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1994, 1993 AND 1992

(15) SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED): (CONTINUED)

                                                                    FIRST      SECOND      THIRD       FOURTH
                                                                   QUARTER     QUARTER    QUARTER     QUARTER
                                                                  ----------  ---------  ----------  ----------
                                                                     (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
1993
Revenue.........................................................  $   25,126     27,975      26,214      25,833
                                                                  ----------  ---------  ----------  ----------
                                                                  ----------  ---------  ----------  ----------
Earnings from operations........................................  $   16,949     21,029      18,275      15,087
                                                                  ----------  ---------  ----------  ----------
                                                                  ----------  ---------  ----------  ----------
Loss before cumulative effects of changes in changes in
 accounting principles and extraordinary item...................  $   (1,266)      (938)     (2,353)     (4,798)
                                                                  ----------  ---------  ----------  ----------
                                                                  ----------  ---------  ----------  ----------
Net loss........................................................  $   (2,389)      (938)    (13,102)     (4,784)
                                                                  ----------  ---------  ----------  ----------
                                                                  ----------  ---------  ----------  ----------
Net loss attributable to common stock...........................  $   (2,976)    (1,508)    (13,653)     (5,326)
                                                                  ----------  ---------  ----------  ----------
                                                                  ----------  ---------  ----------  ----------
Primary and fully diluted loss per share before cumulative
 effects of changes in accounting principles and extraordinary
 item...........................................................  $     (.12)      (.09)       (.11)       (.19)
                                                                  ----------  ---------  ----------  ----------
                                                                  ----------  ---------  ----------  ----------
Primary and fully diluted loss per share........................  $     (.20)      (.09)       (.50)       (.19)
                                                                  ----------  ---------  ----------  ----------
                                                                  ----------  ---------  ----------  ----------

------------------------
(A) Amounts have been restated to give retroactive effect to the change in accounting for oil and gas sales as discussed in Note 1. Restated amounts for the first quarter reflect increases of $1,473,000 in Revenue and in Earnings from operations and $1,131,000 in Income (loss) before cumulative effects of changes in accounting principles and extraordinary item; an increase of $12,859,000 in Net loss and in Net loss attributable to common stock; a decrease of $.04 in Primary and fully diluted loss per share before cumulative effects of changes in accounting principles and extraordinary item; and an increase of $.46 in Primary and fully diluted loss per share. Restated amounts for the second quarter reflect increases of $1,220,000 in Revenue and in Earnings from operations; decreases of $993,000 in Loss before cumulative effects of changes in accounting principles and extraordinary item, Net loss and Net loss attributable to common stock; and decreases of $.03 in the per share losses presented. Restated amounts for the third quarter reflect increases of $1,147,000 in Revenue and in Earnings from operations; decreases of $866,000 in Loss before cumulative effects of changes in accounting principles and extraordinary item, Net loss and Net loss attributable to common stock; and decreases of $.03 in the per share losses presented.

(16) SUPPLEMENTAL FINANCIAL DATA -- OIL AND GAS PRODUCING ACTIVITIES
     (UNAUDITED):
          The following information is presented in accordance with Statement of Financial Accounting Standards No. 69, "Disclosure about Oil and Gas Producing Activities," (SFAS No. 69), except as noted.

                             FOREST OIL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1994, 1993 AND 1992

(16) SUPPLEMENTAL FINANCIAL DATA -- OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED): (CONTINUED)
    (A)   COSTS   INCURRED  IN   OIL   AND  GAS   EXPLORATION   AND  DEVELOPMENT
ACTIVITIES -- The following costs were incurred in oil and gas exploration and development activities during the years ended December 31, 1994, 1993 and 1992:

                                                                        UNITED
                                                                        STATES       CANADA        TOTAL
                                                                      -----------  -----------  -----------
                                                                                 (IN THOUSANDS)
1994
  Property acquisition costs (undeveloped leases and proved
   properties)......................................................  $     9,762          --         9,762
  Exploration costs.................................................       15,693          --        15,693
  Development costs.................................................       17,089          --        17,089
                                                                      -----------       -----   -----------
    Total...........................................................  $    42,544          --        42,544
                                                                      -----------       -----   -----------
                                                                      -----------       -----   -----------

1993
  Property acquisition costs (undeveloped leases and proved
   properties)......................................................  $   144,916          --       144,916
  Exploration costs.................................................        5,433          --         5,433
  Development costs.................................................       20,472          --        20,472
                                                                      -----------       -----   -----------
    Total...........................................................  $   170,821          --       170,821
                                                                      -----------       -----   -----------
                                                                      -----------       -----   -----------

1992
  Property acquisition costs (undeveloped leases and proved
   properties)......................................................  $    88,770           2        88,772
  Exploration costs.................................................        2,171         126         2,297
  Development costs.................................................       14,828         730        15,558
                                                                      -----------       -----   -----------
    Total...........................................................  $   105,769         858       106,627
                                                                      -----------       -----   -----------
                                                                      -----------       -----   -----------

    (B) AGGREGATE CAPITALIZED COSTS -- The aggregate capitalized costs relating to oil and gas activities were incurred as of the dates indicated:

                                                                             DECEMBER 31,
                                                               -----------------------------------------
                                                                   1994           1993          1992
                                                               -------------  -------------  -----------
                                                                            (IN THOUSANDS)
Costs related to proved properties...........................  $   1,109,158      1,079,164      928,890
Costs related to unproved properties:
  Costs subject to depletion (including wells in progress)...         32,288         20,276       24,785
Costs not subject to depletion...............................         30,441         41,216       18,306
                                                               -------------  -------------  -----------
                                                                   1,171,887      1,140,656      971,981
                                                               -------------  -------------  -----------
Less accumulated depletion and valuation allowance...........        895,335        778,226      717,444
                                                               -------------  -------------  -----------
                                                               $     276,552        362,430      254,537
                                                               -------------  -------------  -----------
                                                               -------------  -------------  -----------

                             FOREST OIL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1994, 1993 AND 1992

(16) SUPPLEMENTAL FINANCIAL DATA -- OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED): (CONTINUED)
    (C) RESULTS OF OPERATIONS FROM PRODUCING ACTIVITIES -- Results of operations from producing activities for 1994, 1993 and 1992 are presented below. Income taxes are different from income taxes shown in the Consolidated Statements of Operations because this table excludes general and administrative and interest expense.

                                                                        UNITED STATES    CANADA        TOTAL
                                                                        --------------  ---------  --------------
                                                                                     (IN THOUSANDS)
1994
  Oil and gas sales...................................................  $   114,541            --      114,541
  Production expense..................................................       22,384            --       22,384
  Depletion expense...................................................       64,883            --       64,883
  Provision for impairment of oil and gas properties..................       58,000            --       58,000
  Income tax benefit (A)..............................................           --            --           --
                                                                        --------------  ---------  --------------
                                                                            145,267            --      145,267
                                                                        --------------  ---------  --------------
    Results of operations from producing activities...................  $   (30,726)           --      (30,726)
                                                                        --------------  ---------  --------------
                                                                        --------------  ---------  --------------
1993
  Oil and gas sales...................................................  $   102,883            --      102,883
  Production expense..................................................       19,540            --       19,540
  Depletion expense...................................................       59,759            --       59,759
  Income tax expense (B)..............................................           --            --           --
                                                                        --------------  ---------  --------------
                                                                             79,299            --       79,299
                                                                        --------------  ---------  --------------
    Results of operations from producing activities...................  $    23,584            --       23,584
                                                                        --------------  ---------  --------------
                                                                        --------------  ---------  --------------
1992
  Oil and gas sales...................................................  $    94,289(C)      4,950       99,239(C)
  Production expense..................................................       14,516(D)      1,349       15,865(D)
  Depletion expense...................................................       43,052         2,625       45,677
  Income tax expense..................................................       12,615           332       12,947
                                                                        --------------  ---------  --------------
                                                                             70,183         4,306       74,489
                                                                        --------------  ---------  --------------
    Results of operations from producing activities...................  $    24,106           644       24,750
                                                                        --------------  ---------  --------------
                                                                        --------------  ---------  --------------

------------------------
(A) No income tax benefit has been recognized as it has not been realized by the Company.

(B) No income tax expense was reflected in results of operations from producing activities in 1993 because of the availability of tax loss, percentage depletion and credit carryforwards.

(C) Includes $22,392,000 attributable to the ONEOK settlement.

(D) Includes $1,589,000 attributable to the ONEOK settlement.

    (D) ESTIMATED PROVED OIL AND GAS RESERVES -- The Company's estimate of its proved and proved developed future net recoverable oil and gas reserves and changes for 1992, 1993 and 1994 follows. Such estimates are inherently imprecise and may be subject to substantial revisions.

    Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions; i.e.,

                             FOREST OIL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1994, 1993 AND 1992

(16) SUPPLEMENTAL FINANCIAL DATA -- OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED): (CONTINUED)
prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangement, including energy swap agreements (see Note 13), but not on escalations based on future conditions.

    Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved mechanisms of primary recovery are included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

    The Company's presentation of estimated proved oil and gas reserves has been restated to exclude, for each of the years presented, those quantities attributable to future deliveries required under volumetric production payments. In order to calculate such amounts, the Company has assumed that deliveries under volumetric production payments are made as scheduled at expected BTU factors, and that delivery commitments are satisfied through delivery of actual volumes as opposed to cash settlements. This restatement was made following discussion with the Staff of the Securities and Exchange Commission.

    The Company has also presented, as additional information, proved oil and gas reserves including quantities attributable to future deliveries required under volumetric production payments. The Company believes that this information is informative to readers of its financial statements as the related oil and gas property costs and deferred revenue are included on the Company's balance sheets

                             FOREST OIL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1994, 1993 AND 1992

(16) SUPPLEMENTAL FINANCIAL DATA -- OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED): (CONTINUED)
for each of the years presented. This additional information is not presented in accordance with SFAS No. 69; however, the Company believes this additional information is useful in assessing its reserve acquisitions and financial position on a comprehensive basis.

                                                         OIL AND CONDENSATE
                                                   -------------------------------
                                                                                                  GAS
                                                               (MBBLS)              -------------------------------
                                                   -------------------------------                    (MMCF)
                                                    UNITED                           UNITED    --------------------
                                                    STATES     CANADA      TOTAL     STATES     CANADA      TOTAL
                                                   ---------  ---------  ---------  ---------  ---------  ---------
Balance at December 31, 1991.....................      3,131      2,184      5,315    148,758     23,752    172,510
  Revisions of previous estimates................       (139)        33       (106)    (9,837)      (219)   (10,056)
  Extensions and discoveries.....................          9         --          9      1,127         --      1,127
  Production.....................................     (1,249)      (142)    (1,391)   (18,697)    (1,360)   (20,057)
  Sales of reserves in place.....................       (646)    (2,075)    (2,721)   (20,273)   (22,173)   (42,446)
  Purchases of reserves in place.................      5,867         --      5,867     63,343         --     63,343
                                                   ---------  ---------  ---------  ---------  ---------  ---------
Balance at December 31, 1992.....................      6,973         --      6,973    164,421         --    164,421
Additional disclosures:
  Volumes attributable to volumetric production
   payments......................................        587         --        587     30,234         --     30,234
                                                   ---------  ---------  ---------  ---------  ---------  ---------
  Balance at December 31, 1992, including volumes
   attributable to volumetric production
   payments......................................      7,560         --      7,560    194,655         --    194,655
                                                   ---------  ---------  ---------  ---------  ---------  ---------
                                                   ---------  ---------  ---------  ---------  ---------  ---------
Balance at December 31, 1992.....................      6,973         --      6,973    164,421         --    164,421
  Revisions of previous estimates................        507         --        507     17,874         --     17,874
  Extensions and discoveries.....................        201         --        201      8,395         --      8,395
  Production.....................................     (1,308)        --     (1,308)   (22,383)        --    (22,383)
  Sales of reserves in place.....................       (280)        --       (280)   (18,941)        --    (18,941)
  Purchases of reserves in place.................      1,704         --      1,704     94,730         --     94,730
                                                   ---------  ---------  ---------  ---------  ---------  ---------
Balance at December 31, 1993.....................      7,797         --      7,797    244,096         --    244,096
Additional disclosures:
  Volumes attributable to volumetric production
   payments......................................        401         --        401     29,286         --     29,286
                                                   ---------  ---------  ---------  ---------  ---------  ---------
  Balance at December 31, 1993, including volumes
   attributable to volumetric production
   payments......................................      8,198         --      8,198    273,382         --    273,382
                                                   ---------  ---------  ---------  ---------  ---------  ---------
                                                   ---------  ---------  ---------  ---------  ---------  ---------
Balance at December 31, 1993.....................      7,797         --      7,797    244,096         --    244,096
  Revisions of previous estimates................        989         --        989      7,848         --      7,848
  Extensions and discoveries.....................         41         --         41      9,894         --      9,894
  Production.....................................     (1,361)        --     (1,361)   (32,043)        --    (32,043)
  Sales of reserves in place.....................       (170)        --       (170)    (6,377)        --     (6,377)
  Purchases of reserves in place.................         17         --         17      8,220         --      8,220
                                                   ---------  ---------  ---------  ---------  ---------  ---------
Balance at December 31, 1994.....................      7,313         --      7,313    231,638         --    231,638
Additional disclosures:
  Volumes attributable to volumetric production
   payments......................................        219         --        219     15,358         --     15,358
                                                   ---------  ---------  ---------  ---------  ---------  ---------
  Balance at December 31, 1994, including volumes
   attributable to volumetric production
   payments......................................      7,532         --      7,532    246,996         --    246,996
                                                   ---------  ---------  ---------  ---------  ---------  ---------
                                                   ---------  ---------  ---------  ---------  ---------  ---------

                             FOREST OIL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1994, 1993 AND 1992

(16) SUPPLEMENTAL FINANCIAL DATA -- OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED): (CONTINUED)
    Purchases of reserves in place represent volumes recorded on the closing dates of the acquisitions for financial accounting purposes. The revisions of previous estimates for natural gas in 1994 include 5,833 MMCF for an adjustment related to the change in accounting for oil and gas sales from the sales method to the entitlements method.

                                                             OIL AND CONDENSATE                        GAS
                                                      ---------------------------------  -------------------------------
                                                                   (MBBLS)                           (MMCF)
                                                      ---------------------------------  -------------------------------
                                                       UNITED                             UNITED
                                                       STATES      CANADA       TOTAL     STATES     CANADA      TOTAL
                                                      ---------  -----------  ---------  ---------  ---------  ---------
Proved developed reserves at:
  December 31, 1991.................................      2,903       1,824       4,727    132,434     20,807    153,241
  December 31, 1992.................................      5,831          --       5,831    146,048         --    146,048
  December 31, 1993.................................      6,377          --       6,377    187,534         --    187,534
  December 31, 1994.................................      6,775          --       6,775    179,574         --    179,574

    The Company's proved developed reserves, including amounts attributable to volumetric production payments, are shown below. This disclosure is presented as additional information and is not intended to represent required disclosure pursuant to SFAS No. 69.

                                                             OIL AND CONDENSATE                        GAS
                                                      ---------------------------------  -------------------------------
                                                                   (MBBLS)                           (MMCF)
                                                      ---------------------------------  -------------------------------
                                                       UNITED                             UNITED
                                                       STATES      CANADA       TOTAL     STATES     CANADA      TOTAL
                                                      ---------  -----------  ---------  ---------  ---------  ---------
Proved developed reserves, including amounts
 attributable to volumetric production payments at:
  December 31, 1991.................................      2,903       1,824       4,727    153,395     20,807    174,202
  December 31, 1992.................................      6,418          --       6,418    176,282         --    176,282
  December 31, 1993.................................      6,778          --       6,778    216,820         --    216,820
  December 31, 1994.................................      6,994          --       6,994    194,932         --    194,932

    (E) STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS -- Future oil and gas sales and production and development costs have been estimated using prices and costs in effect at the end of the years indicated, except in those instances where the sale of oil and natural gas is covered by contracts, energy swap agreements or volumetric production payments. In the case of contracts, the applicable contract prices, including fixed and determinable escalations, were used for the duration of the contract. Thereafter, the current spot price was used. Prior to December 31, 1993 the contracts included natural gas sales contracts with a company which is involved in Chapter 11 bankruptcy proceedings. Subsequent to December 31, 1993 the volumes applicable to this contract were priced at spot prices. Future oil and gas sales include the estimated effects of existing energy swap agreements as discussed in Note 13.

    Future income tax expenses are estimated using the statutory tax rate of 35%. Estimates for future general and administrative and interest expenses have not been considered.

    Changes in the demand for oil and natural gas, inflation and other factors make such estimates inherently imprecise and subject to substantial revision. This table should not be construed to be an estimate of the current market value of the Company's proved reserves. Management does not rely upon the information that follows in making investment decisions.

                             FOREST OIL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1994, 1993 AND 1992

(16) SUPPLEMENTAL FINANCIAL DATA -- OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED): (CONTINUED)
    The Company's presentation of the standardized measure of discounted future net cash flows and changes therein has been restated to exclude, for each of the years presented, amounts attributable to future deliveries required under volumetric production payments. In order to calculate such amounts, the Company has assumed that deliveries under volumetric production payments are made as scheduled, that production costs corresponding to the volumes delivered are incurred by the Company at average rates for the properties subject to the production payments, and that delivery commitments are satisfied through delivery of actual volumes as opposed to cash settlements. This restatement was made following discussions with the Staff of the Securities and Exchange Commission.

    The Company has also presented, as additional information, the standardized measure of discounted future net cash flows and changes therein including amounts attributable to future deliveries required under volumetric production payments. The Company believes that this information is informative to readers of its financial statements because the related oil and gas property costs and deferred revenue are shown on the Company's balance sheets for each of the years presented. This additional information is not required to be presented in accordance with SFAS No. 69; however, the Company believes this additional information is useful in assessing its reserve acquisitions and financial position on a comprehensive basis.

                                                                                        DECEMBER 31,
                                                                           ---------------------------------------
                                                                              1994          1993          1992
                                                                           -----------  ------------  ------------
                                                                           (IN THOUSANDS)
Future oil and gas sales.................................................  $   502,186       662,265       497,567
Future production and development costs..................................     (193,376)     (240,145)     (187,604)
                                                                           -----------  ------------  ------------
Future net revenue.......................................................      308,810       422,120       309,963
10% annual discount for estimated timing of cash flows...................     (100,480)     (138,917)     (103,636)
                                                                           -----------  ------------  ------------
Present value of future net cash flows before income taxes...............      208,330       283,203       206,327
Present value of future income tax expense...............................         (867)      (24,286)      (18,566)
                                                                           -----------  ------------  ------------
Standardized measure of discounted future net cash flows.................  $   207,463       258,917       187,761
Additional disclosures:
  Amounts attributable to volumetric production payments.................       22,686        40,136        39,248
                                                                           -----------  ------------  ------------
  Total discounted future net cash flows, including amounts attributable
   to volumetric production payments.....................................  $   230,149       299,053       227,009
                                                                           -----------  ------------  ------------
                                                                           -----------  ------------  ------------

    Undiscounted future income tax expense was $1,348,000 at December 31, 1994, $35,028,000 at December 31, 1993 and $32,718,000 at December 31, 1992.

                             FOREST OIL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1994, 1993 AND 1992

(16) SUPPLEMENTAL FINANCIAL DATA -- OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED): (CONTINUED)
    CHANGES IN THE STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED OIL AND GAS RESERVES -- An analysis of the changes in the standardized measure of discounted future net cash flows during each of the last three years is as follows:

                                                                                1994         1993         1992
                                                                             -----------  -----------  -----------
                                                                                        (IN THOUSANDS)
Standardized measure of discounted future net cash flows relating to proved
 oil and gas reserves, at beginning of year................................  $   258,917      187,761      164,651
Changes resulting from:
  Sales of oil and gas, net of production costs............................      (69,607)     (59,572)     (52,090)
  Net changes in prices and future production costs........................      (80,526)     (22,010)      14,287
  Net changes in future development costs..................................        7,432      (18,724)      (2,444)
  Extensions, discoveries and improved recovery............................       10,817       15,322        2,122
  Previously estimated development costs incurred during the period........       10,000       13,424        9,315
  Revisions of previous quantity estimates.................................       16,840       25,262      (11,450)
  Sales of reserves in place...............................................      (10,630)     (28,802)     (67,877)
  Purchases of reserves in place...........................................        8,467      127,418      113,567
  Accretion of discount on reserves at beginning of year before income
   taxes...................................................................       32,334       24,558       20,392
  Net change in income taxes...............................................       23,419       (5,720)      (2,712)
                                                                             -----------  -----------  -----------
Standardized measure of discounted future net cash flows relating to proved
 oil and gas reserves, at end of year......................................  $   207,463      258,917      187,761
Additional disclosures:
  Amounts attributable to volumetric production payments...................       22,686       40,136       39,248
                                                                             -----------  -----------  -----------
  Total discounted future net cash flows relating to proved oil and gas reserves, including amounts attributable to volumetric production
   payments, at end of year................................................  $   230,149      299,053      227,009
                                                                             -----------  -----------  -----------
                                                                             -----------  -----------  -----------

    As of April 1, 1995 the Company was receiving an average price of $1.59 per MCF and $17.25 per barrel. Based on these prices the standardized measure of discounted future net cash flows, exclusive of amounts attributable to volumetric production payments, would have been approximately $193,600,000 at December 31, 1994.

(17) SUBSEQUENT EVENTS:
    On April 13, 1995 the Company sold to a bank a participation interest in the Company's claim in a bankruptcy proceeding. Consideration received consisted of a $4,000,000 nonrecourse loan, in exchange for which the bank will receive, solely from the proceeds of the bankruptcy claim, an amount equal to the loan principal plus accrued interest at 16.5% per annum plus 25% of the excess, if any, of the proceeds over the loan principal and interest. The Company may, under certain conditions, limit the overall cost of financing to 23.5% per annum by exercising its option to repurchase the bank's interest in the bankruptcy claim prior to receipt of any proceeds of the claim.

    On April 17, 1995, the Company signed letters of intent with The Anschutz Corporation (Anschutz) and with Joint Energy Development Investments Limited Partnership (JEDI), an affiliate of Enron Corp., in each case as described below.

                             FOREST OIL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1994, 1993 AND 1992

(17) SUBSEQUENT EVENTS: (CONTINUED)
    The Anschutz letter of intent contemplates that Anschutz will purchase 18,800,000 shares of the Company's common stock and shares of newly-issued preferred stock that are convertible into 6,200,000 additional shares of common stock for a total consideration of $45,000,000, or $1.80 per share. The preferred stock will have a liquidation preference and will receive dividends ratably with the common stock. The investment will be made in two closings. In the first closing, expected to occur in early May 1995, Anschutz will loan the Company $9,900,000 for a term of 9 months. The loan will bear interest at 8% per annum for 16 weeks and at 12.5% per annum thereafter. The loan will be secured by oil and gas properties owned by the Company, the preferred stock of Archean Energy Ltd. and certain other assets acceptable to Anschutz. The loan may be converted into 5,500,000 shares of Forest's common stock at Anschutz's election, but the loan must be so converted at the second closing. At the second closing, expected to occur by July 1995 following receipt of shareholder approval of the transactions contemplated by the letter of intent, Anschutz will purchase 13,300,000 shares of common stock and the convertible preferred stock. In connection with this purchase, Anschutz will agree to certain voting, acquisition, and transfer limitations regarding shares of common stock for five years after the second closing, including (a) a limit on voting, subject to certain exceptions, that would require Anschutz to vote all shares of common stock acquired by Anschutz in the transaction in excess of an amount equal to 19.99% of the shares of common stock then outstanding in the same proportion as all other shares of common stock are voted, (b) a limit on the number of persons associated with Anschutz that may at any time be elected as directors of the Company and (c) a limit on the acquisition of additional shares of common stock by Anschutz (whether pursuant to the exercise of the $2.10 warrants or the option received from JEDI, each as described below, or otherwise), subject to certain exceptions, that would prohibit any acquisition by Anschutz that would result in Anschutz owning 40% or more of the shares of common stock then issued and outstanding. While the foregoing limitations are in effect, Anschutz will have a minority representation on the board of directors.

    The JEDI letter of intent contemplates that, at the second closing referred to above, Forest and JEDI will restructure JEDI's existing loan currently having a principal balance of approximately $62,100,000. In exchange for certain warrants referred to below, JEDI will relinquish the net profits interest that it holds in certain Forest properties and will reduce the interest rate relating to the loan. As a result of the loan restructuring and the issuance of the warrants, the Company anticipates a reduction of the recorded amount of the related liability to approximately $45,000,000 and a reduction of interest expense of approximately $2,100,000 per annum. In addition, beginning 18 months after the second closing, the Company may prepay the loan at any time and may tender its interest in the underlying properties in full satisfaction of the loan.

    The JEDI letter of intent also contemplates that, at the second closing, JEDI will receive warrants to purchase 11,250,000 shares of the Company's common stock for $2.00 per share and warrants to purchase 19,444,444 shares of common stock at $2.10 per share. The $2.00 warrants expire on December 31, 2002, except that, in certain circumstances, the Company may terminate the warrants at any time beginning 36 months after the second closing if the average closing price of the common stock for both the 90 day and 15 day periods immediately preceding the termination is in excess of $2.50 per share. For the first 36 months after the second closing, the $2.00 warrants may be exercised only on the dates and in the respective numbers of shares required to be delivered by JEDI to Anschutz pursuant to the exercise of the option granted by JEDI to Anschutz, as described below. The $2.10 warrants are exercisable during the first 18 months after the second closing, subject to extension in certain circumstances to 36 months after the second closing. The letters of intent also

                             FOREST OIL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1994, 1993 AND 1992

(17) SUBSEQUENT EVENTS: (CONTINUED)
contemplate that, at the second closing, JEDI will assign to Anschutz the $2.10 warrants and will grant to Anschutz an option to purchase up to 11,250,000 shares of common stock during the first 36 months after the second closing.

    The letters of intent require the Company to pay Anschutz and JEDI certain fees and expenses in connection with the letters of intent and the transactions contemplated thereby in certain circumstances. The Anschutz letter of intent requires the Company to pay to Anschutz a fee (called a subsequent event fee) of up to $2,500,000 upon the occurrence of certain events prior to the second closing (or, if the second closing does not occur, April 17, 1996), such as a merger, consolidation or other business combination between the Company and a person other than Anschutz. In the Anschutz letter of intent, the Company has agreed not to solicit proposals for transactions that would require the Company to pay a subsequent event fee and to keep Anschutz generally informed regarding the receipt and disposition by the Company of proposals regarding such transactions made by other persons.

    The transactions contemplated by the letters of intent are subject to, among other things, the preparation and execution of definitive documentation satisfactory to the parties and to the approval of Forest's board of directors and certain of its creditors. The purchase by Anschutz of common stock at the second closing, the restructure of JEDI's existing loan and the transactions between Anschutz and JEDI described above are also subject to, among other things, the prior approval of Forest's shareholders and Hart-Scott-Rodino clearance. The Company believes that short-term and long-term liquidity would be significantly improved by the conclusion of the transactions described above. Although the Company believes that the conditions to the closing of the transactions can be satisfied, there can be no assurance that the transactions will close on the terms and on the dates referred to above, or at all.

February 1, 1995

                                AUDITORS' REPORT

To the Directors of
ATCOR Resources Ltd.

    We have audited the consolidated balance sheets of ATCOR Resources Ltd. as at December 31, 1994 and 1993, and the consolidated statements of earnings and retained earnings and changes in financial position for each of the years in the three year period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

    In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1994 and 1993 and the results of its operations and the changes in its financial position for each of the years in the three year period ended December 31, 1994 in accordance with Canadian generally accepted accounting principles.

PRICE WATERHOUSE

Chartered Accountants
Calgary, Alberta

                              ATCOR RESOURCES LTD.

                           CONSOLIDATED BALANCE SHEET

                     (STATED IN 000'S OF CANADIAN DOLLARS)

                                     ASSETS

                                                                         AS OF                     AS OF
                                                                     SEPTEMBER 30,              DECEMBER 31,
                                                                ------------------------  ------------------------
                                                                   1995         1994         1994         1993
                                                                -----------  -----------  -----------  -----------
                                                                      (UNAUDITED)
Current Assets
  Accounts receivable.........................................  $    27,993  $    23,548  $    31,142  $    28,747
  Inventories.................................................        2,600        1,845        1,502          864
  Prepaid expenses............................................          938        1,099        1,786        2,076
  Amount receivable relating to sale of asset.................           --           --           --       10,350
                                                                -----------  -----------  -----------  -----------
                                                                     31,531       26,492       34,430       42,037
Investment in Securities (Note 8).............................        4,985        4,985        4,985        4,985
Property, Plant and Equipment (Note 9)........................      245,669      257,837      258,014      259,180
                                                                -----------  -----------  -----------  -----------
                                                                $   282,185  $   289,314  $   297,429  $   306,202
                                                                -----------  -----------  -----------  -----------
                                                                -----------  -----------  -----------  -----------

                                       LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
  Due to bank (Note 10).......................................  $     5,000  $     5,000  $     5,000  $    15,250
  Accounts payable and accrued liabilities....................       26,776       24,013       30,855       25,955
                                                                -----------  -----------  -----------  -----------
                                                                     31,776       29,013       35,855       41,205
Other Liabilities.............................................        3,492        3,009        3,084        2,679
Due to Bank (Note 10).........................................       19,181       37,616       34,005       46,251
Deferred Income Taxes.........................................       51,753       48,893       50,421       47,759
Shareholders' Equity
  Class A and Class B shares (Note 11)........................      135,787      135,787      135,787      135,787
  Retained earnings...........................................       40,196       34,996       38,277       32,521
                                                                -----------  -----------  -----------  -----------
                                                                    175,983      170,783      174,064      168,308
  Commitments and Contingencies (Note 15)
                                                                -----------  -----------  -----------  -----------
                                                                $   282,185  $   289,314  $   297,429  $   306,202
                                                                -----------  -----------  -----------  -----------
                                                                -----------  -----------  -----------  -----------

                              ATCOR RESOURCES LTD.

            CONSOLIDATED STATEMENT OF EARNINGS AND RETAINED EARNINGS

                     (STATED IN 000'S OF CANADIAN DOLLARS)

                                                     NINE MONTHS ENDED                   YEAR ENDED
                                                        SEPTEMBER 30                     DECEMBER 31
                                                  ------------------------  -------------------------------------
                                                     1995         1994         1994         1993         1992
                                                  -----------  -----------  -----------  -----------  -----------
                                                        (UNAUDITED)
Revenues
  Sales.........................................  $   197,389  $   129,340  $   191,007  $   124,344  $   104,110
  Investment and other income...................          122          377          504          258          506
  Settlement fee (Note 4).......................           --           --        3,178           --           --
                                                  -----------  -----------  -----------  -----------  -----------
                                                      197,511      129,717      194,689      124,602      104,616
Expenses
  Cost of gas...................................      133,738       65,940      105,732       41,695       40,074
  Operating and gas transportation..............       21,311       22,825       30,827       31,953       27,483
  Royalties.....................................        6,171        7,870       10,119        8,972        5,869
  Alberta Royalty Tax Credit....................       (1,102)      (1,215)      (1,621)      (1,580)      (1,530)
  General and administrative (Note 9(c))........        3,590        3,506        4,743        4,385        4,269
  Depletion and depreciation (Note 9(a) and
   (b)).........................................       25,804       20,724       28,137       22,990       14,927
  Gain on sale of interest in ethane extraction
   plant (Note 3(a))............................           --           --           --       (7,326)          --
  Interest (Note 9(d))..........................        2,598        3,058        4,009        2,767          144
  Recovery of loss in value of securities.......           --           --           --          (83)          --
                                                  -----------  -----------  -----------  -----------  -----------
                                                      192,110      122,708      181,946      103,773       91,236
Earnings before income taxes....................        5,401        7,009       12,743       20,829       13,380
Income taxes (Note 6)
  Current.......................................        2,150        3,400        4,325        1,969        1,859
  Deferred......................................        1,332        1,134        2,662        8,622        4,048
                                                  -----------  -----------  -----------  -----------  -----------
                                                        3,482        4,534        6,987       10,591        5,907
Net earnings....................................        1,919        2,475        5,756       10,238        7,473
Dividends on Preferred shares...................           --           --           --          591          747
                                                  -----------  -----------  -----------  -----------  -----------
Net earnings attributable to Class A and Class B
 shares (Note 7)................................        1,919        2,475        5,756        9,647        6,726
Retained earnings, beginning of year............       38,277       32,521       32,521       22,874       16,148
                                                  -----------  -----------  -----------  -----------  -----------
Retained earnings, end of year..................  $    40,196  $    34,996  $    38,277  $    32,521  $    22,874
                                                  -----------  -----------  -----------  -----------  -----------
                                                  -----------  -----------  -----------  -----------  -----------

                              ATCOR RESOURCES LTD.

            CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

                     (STATED IN 000'S OF CANADIAN DOLLARS)

                                                         NINE MONTHS ENDED               YEAR ENDED
                                                           SEPTEMBER 30                 DECEMBER 31
                                                       ---------------------  --------------------------------
                                                          1995       1994       1994        1993       1992
                                                       ----------  ---------  ---------  ----------  ---------
                                                            (UNAUDITED)
Cash provided from (used in) operating activities
  Net earnings.......................................  $    1,919  $   2,475  $   5,756  $   10,238  $   7,473
  Depletion and depreciation.........................      25,804     20,724     28,137      22,990     14,927
  Deferred income taxes..............................       1,332      1,134      2,662       8,622      4,048
  Gain on sale of asset..............................          --         --         --      (7,326)        --
  Recovery of loss in value of securities............          --         --         --         (83)        --
                                                       ----------  ---------  ---------  ----------  ---------
Cash flow from operating activities..................      29,055     24,333     36,555      34,441     26,448
  (Increase) decrease in working capital other than
   cash..............................................      (1,182)    13,604     12,507     (16,739)     1,202
  Other..............................................          --         --       (409)        (56)      (695)
                                                       ----------  ---------  ---------  ----------  ---------
                                                           27,873     37,937     48,653      17,646     26,955
Cash provided from (used in) financing activities
  Long-term borrowing/(repaid).......................     (14,824)    (8,635)   (12,246)     (5,446)    15,676
  Issue of shares to acquire Altex Resources Ltd.....          --         --         --      22,202         --
  Issue of shares net of costs.......................          --         --         --       9,623         --
  Proceeds from sale of investments..................          --         --         --         618         --
  Dividends on preferred shares......................          --         --         --        (591)      (747)
  Redemption of preferred shares.....................          --         --         --     (12,000)    (2,000)
  (Decrease) in other liabilities....................        (283)      (272)        --          --         --
                                                       ----------  ---------  ---------  ----------  ---------
  Cash available for investing activities............      12,766     29,030     36,407      32,052     39,884
Investment
  Acquisition of Altex Resources Ltd., net of working
   capital deficiency of $4,822......................          --         --         --      27,387         --
  Capital expenditures, net of oil and gas
   dispositions......................................      16,337     26,162     26,164      24,023     40,192
  Net proceeds from sale of non-oil and gas fixed
   assets............................................      (3,571)    (7,382)        (7)    (10,255)        --
                                                       ----------  ---------  ---------  ----------  ---------
                                                           12,766     18,780     26,157      41,155     40,192
                                                       ----------  ---------  ---------  ----------  ---------
Increase (decrease) in cash*.........................  $       --  $  10,250  $  10,250  $   (9,103) $    (308)
                                                       ----------  ---------  ---------  ----------  ---------
                                                       ----------  ---------  ---------  ----------  ---------

* For the purposes of this statement, cash represents the current portion of the amount due to the bank.

                              ATCOR RESOURCES LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              FOR EACH OF THE YEARS IN THE THREE YEAR PERIOD ENDED
  DECEMBER 31, 1994 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1994

       (INFORMATION WITH RESPECT TO THE NINE MONTH PERIODS IS UNAUDITED) (TABULAR AMOUNTS ARE IN THOUSANDS OF CANADIAN DOLLARS EXCEPT WHERE INDICATED)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

    CONSOLIDATED FINANCIAL STATEMENTS

    The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. Certain amounts have been reclassified to conform to the current presentation.

    PROPERTY, PLANT AND EQUIPMENT

    (A)  PETROLEUM AND NATURAL GAS PROPERTIES

        The Company follows the full cost method of accounting, as prescribed by the guideline issued by The Canadian Institute of Chartered Accountants, whereby all costs related to the exploration for and development of petroleum and natural gas are capitalized. Such costs, including tangible equipment and directly related general and administrative expenses, are accumulated in one cost centre for each country. Interest costs are capitalized on major development projects.

        Costs of petroleum and natural gas properties (except for those relating to significant unproved properties and major development projects) are depleted by the unit of production method based on gross (before royalties) proved reserves and production. Oil and natural gas liquids reserves and production are converted to natural gas equivalents using the relative energy content of 6.5 thousand cubic feet of gas equalling one barrel of oil. Sulphur reserves and production are converted to natural gas equivalents at one long ton to 15 thousand cubic feet of gas.

         The net book value, less related deferred income taxes and accrued future removal and site restoration costs, is limited to a ceiling amount which represents the aggregate of (a) proved reserves at current prices and costs and (b) the cost less impairment of significant unproved properties and major development projects, less (c) future estimated general and administrative expenses, financing costs and income taxes.

         Proceeds of disposals are credited to cost and no gains or losses are recognized unless such treatment alters the depletion rate by more than 20 percent.

        Substantially all of the Company's exploration and production activities are conducted jointly with others and the consolidated financial statements reflect only the Company's proportionate interest in such activities.

    (B)  ETHANE EXTRACTION PLANT

        The Company has a working interest in a joint venture which owns and operates a plant to extract ethane and other natural gas liquids from natural gas. The consolidated financial statements reflect the Company's proportionate interest in this joint venture.

        The Company's investment in this plant is depreciated on a straight-line basis over the estimated useful life of the plant.

                              ATCOR RESOURCES LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              FOR EACH OF THE YEARS IN THE THREE YEAR PERIOD ENDED
  DECEMBER 31, 1994 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1994

       (INFORMATION WITH RESPECT TO THE NINE MONTH PERIODS IS UNAUDITED) (TABULAR AMOUNTS ARE IN THOUSANDS OF CANADIAN DOLLARS EXCEPT WHERE INDICATED)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
    (C)  FUTURE REMOVAL AND SITE RESTORATION COSTS

        Provision for estimated future removal and site restoration costs is made by the unit of production method. The related charge is included with depletion and depreciation and is reflected in other liabilities.

    INVENTORIES

    Inventories, consisting of natural gas and equipment, are valued at the lower of cost or net realizable value.

    INVESTMENT IN SECURITIES

    Investment in securities is carried at cost less any permanent impairment in value.

    INCOME TAXES

    The Company provides for deferred income taxes, which principally arise from the excess of capital cost allowance and exploration and development costs claimed for tax purposes over related depletion and depreciation.

    PER SHARE INFORMATION

    Earnings per share are calculated using the weighted average number of Class A and Class B shares outstanding.

    PENSIONS

    The Company's employees are members of a non-contributory defined benefit plan. The cost of pension benefits is determined using the accrued benefit actuarial cost method and reflects managements's best estimates of investment returns, wage and salary increases, mortality rates, terminations and age at retirement. Adjustments resulting from plan enhancements, experience gains and losses and changes in assumptions are amortized over the estimated average remaining service life of employees.

(2) ACQUISITION OF ALTEX RESOURCES LTD.:
    On January 1, 1993, the Company acquired all of the Common Shares of Altex Resources Ltd. ("Altex"), an oil and gas exploration and development company. As consideration, the Company issued 6,343,400 Class A Non-Voting shares.

                              ATCOR RESOURCES LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              FOR EACH OF THE YEARS IN THE THREE YEAR PERIOD ENDED
  DECEMBER 31, 1994 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1994

       (INFORMATION WITH RESPECT TO THE NINE MONTH PERIODS IS UNAUDITED) (TABULAR AMOUNTS ARE IN THOUSANDS OF CANADIAN DOLLARS EXCEPT WHERE INDICATED)

(2) ACQUISITION OF ALTEX RESOURCES LTD.: (CONTINUED)
    The acquisition was recorded January 1, 1993 at $3.50 per share, using the purchase method, and the allocation of the purchase price and related costs of $363,000 was as follows:

ASSETS
  Current.........................................................  $   2,400
  Property, plant and equipment...................................     29,941
                                                                    ---------
                                                                       32,341
                                                                    ---------

LIABILITIES
  Due to bank.....................................................  $   4,070
  Other current...................................................      3,151
  Other liabilities...............................................        204
  Deferred income taxes...........................................      2,351
                                                                    ---------
                                                                        9,776
                                                                    ---------
                                                                    $  22,565
                                                                    ---------
                                                                    ---------

(3) SALE OF INTEREST IN ETHANE EXTRACTION PLANT:

    (a) Effective December 1, 1993 (the transaction closed on January 17, 1994), the Company sold a 16.67 percent working interest (leaving the Company with a remaining interest of 33.33 percent) in the plant to CU Gas Limited, a subsidiary of Canadian Utilities Limited. Proceeds of the sale, after related costs, were $10,250,000 and a before tax gain of $7,326,000 was recorded. The estimated after tax gain was $3,683,000. The effect of the gain was to increase earnings by $0.10 per share.

    (b) Effective December 1, 1993, the estimated useful life of the plant was extended from 1998 to 2013. The impact of this change together with the sale of one-third of the Corporation's interest in the plant is estimated to reduce depreciation expense by $1,872,000 in 1994 and increase earnings attributable to Class A Non-Voting and Class B Common Shares by $1,123,000.

(4) SETTLEMENT FEE:
    During the year ended December 31, 1994, a company which had contracted to purchase gas from the Company and other suppliers paid these companies to suspend deliveries under the contracts until 2001. In the interim period, the Company is selling the related gas into other markets.

(5) HEDGING:
    The Company enters into contracts from time to time to lock in prices for future oil production. Gains or losses from these contracts are included in income when the related production is sold.

    During the period, the Company made hedging gains and losses as follows:

                                                                      NINE MONTHS ENDED                YEAR ENDED
                                                                     --------------------  -----------------------------------
                                                                         SEPTEMBER 30                  DECEMBER 31
                                                                       1995       1994         1994         1993       1992
Gains/(losses).....................................................  $     296  $    (110)   $    (110)   $     507  $      32

                              ATCOR RESOURCES LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              FOR EACH OF THE YEARS IN THE THREE YEAR PERIOD ENDED
  DECEMBER 31, 1994 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1994

       (INFORMATION WITH RESPECT TO THE NINE MONTH PERIODS IS UNAUDITED) (TABULAR AMOUNTS ARE IN THOUSANDS OF CANADIAN DOLLARS EXCEPT WHERE INDICATED)

(5) HEDGING: (CONTINUED)
    The Company enters into forward exchange contracts from time to time to fix the exchange rate of the Canadian dollar against the U.S. dollar.

    At September 30, 1995, December 31, 1994, December 31, 1993, and December 31, 1991, no such contracts were outstanding. At December 31, 1992, the Company had sold forward 60,000 barrels of 1993 production at approximately U.S. $21.70 per barrel.

(6) INCOME TAXES:
    The actual income tax provision differs from that which would be expected as follows:

                                                     NINE MONTHS ENDED                YEAR ENDED
                                                        SEPTEMBER 30                  DECEMBER 31
                                                  ------------------------  -------------------------------
                                                     1995         1994        1994       1993       1992
                                                  -----------  -----------  ---------  ---------  ---------
Earnings before income taxes....................  $     5,401  $     7,009  $  12,743  $  20,829  $  13,380
                                                  -----------  -----------  ---------  ---------  ---------
Income taxes at the statutory rates.............        2,408        3,108      5,650      9,236      5,933
Crown payments (net of Alberta Royalty Tax
 Credit)........................................        1,767        2,296      2,885      2,479      1,600
Resource allowance..............................       (2,316)      (2,501)    (3,182)    (2,909)    (1,841)
Depletion of assets with no tax value...........        1,704        1,506      2,045      1,393        204
Large corporation tax...........................          375          285        539        530        412
Manufacturing and processing credit.............         (440)        (588)    (1,006)    (1,110)      (366)
Dividend income.................................         (107)         (67)      (102)      (122)      (212)
Amortization of deferred tax benefits...........          236          236        315      1,316         --
Other...........................................         (145)         259       (157)      (222)       177
                                                  -----------  -----------  ---------  ---------  ---------
                                                  $     3,482  $     4,534  $   6,987  $  10,591  $   5,907
                                                  -----------  -----------  ---------  ---------  ---------
                                                  -----------  -----------  ---------  ---------  ---------

    Deferred tax benefits relating to certain earnings under a cost of service contract were previously recognized. The related benefits of $1,258,000 at December 31, 1994 (1993 -- $1,573,000; 1992 -- $2,889,000) are being amortized over the life of a related contract.

    Assets with a net  book value of $39,212,000  (1993 -- $43,387,000; 1992  --
$46,011,000) have no tax base and related depletion results in an increased tax rate. Of these assets $40,766,000 were not depleted during 1992.

(7) EARNINGS PER SHARE:

                                                                   NINE MONTHS ENDED
                                                                                                  YEAR ENDED
                                                                      SEPTEMBER 30                DECEMBER 31
                                                                  --------------------  -------------------------------
                                                                    1995       1994       1994       1993       1992
                                                                  ---------  ---------  ---------  ---------  ---------
Earnings per share..............................................  $    0.05  $    0.06  $    0.15  $    0.26  $    0.23

    The average number of shares used in the above calculations were 38,107,952; 38,107,952; 38,107,952; 36,774,618; 29,764,552 for the nine months ended
September 30, 1995 and 1994 and for the years ended December 31, 1994, 1993 and 1992, respectively. The above per share amounts, in 1993 and 1992, are calculated after deducting dividends on the Floating Rate Cumulative Redeemable Preferred Shares, Series A.

                              ATCOR RESOURCES LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              FOR EACH OF THE YEARS IN THE THREE YEAR PERIOD ENDED
  DECEMBER 31, 1994 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1994

       (INFORMATION WITH RESPECT TO THE NINE MONTH PERIODS IS UNAUDITED) (TABULAR AMOUNTS ARE IN THOUSANDS OF CANADIAN DOLLARS EXCEPT WHERE INDICATED)

(8) INVESTMENT IN SECURITIES:

                                                               SEPTEMBER 30                DECEMBER 31
                                                           --------------------  -------------------------------
                                                             1995       1994       1994       1993       1992
                                                           ---------  ---------  ---------  ---------  ---------
Book value...............................................  $   4,985  $   4,985  $   4,985  $   4,985  $   5,520
Quoted value.............................................      3,425      2,700      2,700      2,500      2,831
Face value...............................................      5,000      5,000      5,000      5,000      9,000

    The investment consists of 200,000 Class I, Series A, preferred shares of Trilon Corporation. In the opinion of management, the excess of book over quoted value does not represent a permanent impairment.

(9) PROPERTY PLANT AND EQUIPMENT:

                                                    SEPTEMBER 30                     DECEMBER 31
                                              ------------------------  -------------------------------------
                                                 1995         1994         1994         1993         1992
                                              -----------  -----------  -----------  -----------  -----------
Cost
  Petroleum and natural gas properties......  $   449,592  $   429,965  $   437,215  $   412,464  $   359,229
  Ethane extraction plant and other related
   processing equipment.....................       23,366       23,324       23,324       23,186       33,925
  Administrative assets.....................        6,417        6,006        6,133        4,882        4,040
                                              -----------  -----------  -----------  -----------  -----------
                                              $   479,375  $   459,295  $   466,672  $   440,532  $   397,194
                                              -----------  -----------  -----------  -----------  -----------
                                              -----------  -----------  -----------  -----------  -----------
Accumulated depletion and depreciation
  Petroleum and natural gas properties......  $   211,362  $   180,031  $   186,955  $   160,609  $   140,757
  Ethane extraction plant and other related
   processing equipment.....................       17,889       17,590       17,666       17,366       23,126
  Administrative assets.....................        4,455        3,837        4,037        3,377        2,955
                                              -----------  -----------  -----------  -----------  -----------
                                                  233,706      201,458      208,658      181,352      166,838
                                              -----------  -----------  -----------  -----------  -----------
  Net property plant and equipment..........  $   245,669  $   257,837  $   258,014  $   259,180  $   230,356
                                              -----------  -----------  -----------  -----------  -----------
                                              -----------  -----------  -----------  -----------  -----------

(a) As explained in Note 1, the Company applies a ceiling test to the net book value of its petroleum and natural gas assets. In applying this ceiling test, the Company used the following approximate product prices:

                                                            NINE MONTHS ENDED
                                                                                           YEAR ENDED
                                                               SEPTEMBER 30                DECEMBER 31
                                                           --------------------  -------------------------------
                                                             1995       1994       1994       1993       1992
                                                           ---------  ---------  ---------  ---------  ---------
Oil (per barrel).........................................  $   21.06  $   19.00  $   19.40  $   13.17  $   19.00
Natural gas (per Mcf)....................................       1.44       1.82       1.60       2.35       1.76

    No  write-down  was required  as a  result  of this  ceiling test  (see Note
15(c)).

                              ATCOR RESOURCES LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              FOR EACH OF THE YEARS IN THE THREE YEAR PERIOD ENDED
  DECEMBER 31, 1994 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1994

       (INFORMATION WITH RESPECT TO THE NINE MONTH PERIODS IS UNAUDITED) (TABULAR AMOUNTS ARE IN THOUSANDS OF CANADIAN DOLLARS EXCEPT WHERE INDICATED)

(9) PROPERTY PLANT AND EQUIPMENT: (CONTINUED)
(b) Significant volumes of recoverable oil and gas reserves have been established in the Beaufort-Mackenzie Delta area, but they have not been categorized as proved reserves at this time due to current economic conditions. Effective October 1, 1993 the cost of these properties of $36,032,000 (at December 31, 1992 -- $35,963,000) commenced being depleted.
    This was a result of a planned well being deferred indefinitely. The effect of this change was to increase depletion expense in 1993 by $795,000 and by an estimated $3,727,000 in 1994. This reduced earnings attributable to Class A Non-Voting and Class B Common Shares by approximately $450,000 in 1993 (estimated $2,100,000 in 1994). Costs of $77,222,000 relating to a major development project (Caroline) were not depleted in 1992; the Corporation commenced depletion of these costs effective April 1993. Costs of $4,000,000 relating to other unproved properties were not subject to depletion in any of the periods presented.

(c) General and administrative ("G&A") details are described in the following table:

                                                        NINE MONTHS ENDED              YEAR ENDED
                                                           SEPTEMBER 30                DECEMBER 31
                                                       --------------------  -------------------------------
                                                         1995       1994       1994       1993       1992
                                                       ---------  ---------  ---------  ---------  ---------
G&A net of recoveries................................  $   6,285  $   6,126  $   8,278  $   8,411  $   7,964
Less:
  Allocated as marketing-processing operating
   expense...........................................     (1,873)    (1,809)    (2,434)    (2,927)    (2,620)
  Capitalized........................................       (822)      (811)    (1,101)    (1,099)    (1,075)
                                                       ---------  ---------  ---------  ---------  ---------
Net G&A..............................................  $   3,590  $   3,506  $   4,743  $   4,385  $   4,269
                                                       ---------  ---------  ---------  ---------  ---------
                                                       ---------  ---------  ---------  ---------  ---------

(d) Interest expense is described in the following table:

                                                            NINE MONTHS ENDED
                                                                                           YEAR ENDED
                                                               SEPTEMBER 30                DECEMBER 31
                                                           --------------------  -------------------------------
                                                             1995       1994       1994       1993       1992
                                                           ---------  ---------  ---------  ---------  ---------
Interest expensed........................................  $   2,598  $   3,058  $   4,009  $   2,767  $     144
Interest capitalized.....................................         --         --         --      1,825      4,928
                                                           ---------  ---------  ---------  ---------  ---------
  Total interest expense.................................  $   2,598  $   3,058  $   4,009  $   4,592  $   5,072
                                                           ---------  ---------  ---------  ---------  ---------
                                                           ---------  ---------  ---------  ---------  ---------

(10) DUE TO BANK:
    Amounts due to bank at December 31, 1994 represent amounts outstanding under the Revolving Credit Facility ($15,255,000) and the Caroline Term Loan ($23,750,000). These amounts were $4,181,000 and $20,000,000, respectively, at
September 30, 1995.  The Company has  fixed the interest  rate at  approximately
10.3 percent on $30 million of debt by entering into three interest rate swap agreements of $10 million each to 1998. The remaining amounts bear interest at approximately the prime rate.

    Management has the option to June 30, 1995 (to June 30, 1996 as of September 30, 1995), which can be extended subject to an annual review by the bank, to convert the indebtedness under the Revolving Credit Facility (maximum facility $30,000,000 -- $25,000,000 at September 30, 1995) to a

                              ATCOR RESOURCES LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              FOR EACH OF THE YEARS IN THE THREE YEAR PERIOD ENDED
  DECEMBER 31, 1994 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1994

       (INFORMATION WITH RESPECT TO THE NINE MONTH PERIODS IS UNAUDITED) (TABULAR AMOUNTS ARE IN THOUSANDS OF CANADIAN DOLLARS EXCEPT WHERE INDICATED)

(10) DUE TO BANK: (CONTINUED)
term loan repayable in equal annual instalments over five years. Management's intention in 1995 is to make no principal repayments of this facility, and accordingly, all of this indebtedness has been classified as long term.

    The Caroline Term Loan is repayable in equal quarterly instalments amounting to $5 million per year.

    A first floating charge debenture of $90,000,000 (removed in June 1995) over the assets of the Company and a general security agreement has been granted to the bank. As further security, the Company's interest in the Caroline property, its other hydrocarbon properties, and its interest in the Ethane Extraction Plan will be pledged at the request of the bank.

(11) CLASS A AND CLASS B SHARES:

Authorized
  An unlimited number of Class A Non-Voting Shares
  An unlimited number of Class B Common Shares
Issued:

                                                           CLASS A NON-VOTING SHARES     CLASS B COMMON SHARES
                                                 TOTAL     --------------------------  --------------------------
                                                AMOUNT        NUMBER        AMOUNT        NUMBER        AMOUNT
                                              -----------  -------------  -----------  -------------  -----------
Balance at December 31, 1991................  $   103,752     17,886,390  $    62,348     11,878,162  $    41,404
Conversions.................................           --        293,222        1,022       (293,222)      (1,022)
                                              -----------  -------------  -----------  -------------  -----------
Balance at December 31, 1992................      103,752     18,179,612       63,370     11,584,940       40,382
Acquisition of Altex Resources Ltd. (Note
 2).........................................       22,202      6,343,400       22,202             --           --
Issue (net of costs and related tax
 benefit)...................................        9,833      2,000,000        9,833             --           --
Conversions.................................           --        497,162        1,778       (497,162)      (1,778)
                                              -----------  -------------  -----------  -------------  -----------
Balance at December 31, 1993................      135,787     27,020,174       97,183     11,087,778       38,604
Conversions.................................           --         23,150           83        (23,150)         (83)
                                              -----------  -------------  -----------  -------------  -----------
Balance at December 31, 1994................  $   135,787     27,043,324  $    97,266     11,064,628  $    38,521
                                              -----------  -------------  -----------  -------------  -----------
                                              -----------  -------------  -----------  -------------  -----------

    SHAREHOLDER RIGHTS

    The holders of the Class A Non-Voting Shares are entitled to share equally, on a share for share basis, with the holders of the Class B Common Shares, in all dividends declared by the Company on Common Shares as well as in the remaining property of the Company upon dissolution. The holders of the Class B Common Shares are entitled to vote and to exchange each Class B Common Share held for one Class A Non-Voting Share.

    If a take-over bid is made for the Class B Common Shares, holders of Class A Non-Voting Shares are entitled in certain circumstances, for the duration of the bid, to exchange each Class A Non-Voting Share for one Class B Common Share, and to tender such Class B Common Shares pursuant to the terms of the take-over bid. Such right of exchange is conditional upon the completion of the take-over bid giving rise to the right of exchange, and if the take-over bid is not completed, then the right of exchange shall be deemed to never to have existed.

                              ATCOR RESOURCES LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              FOR EACH OF THE YEARS IN THE THREE YEAR PERIOD ENDED
  DECEMBER 31, 1994 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1994

       (INFORMATION WITH RESPECT TO THE NINE MONTH PERIODS IS UNAUDITED) (TABULAR AMOUNTS ARE IN THOUSANDS OF CANADIAN DOLLARS EXCEPT WHERE INDICATED)

(11) CLASS A AND CLASS B SHARES: (CONTINUED)
    DIVIDENDS

    The Company currently has no intention of paying dividends on either the Class A Non-voting Shares or the Class B Common Shares in the near future.

    STOCK OPTION PLAN

    On November 19, 1990, a resolution to establish a stock option plan (relating to the Class A Non-Voting Shares) was approved on such terms and conditions as the Directors may determine. As at December 31, 1994 and September 30, 1995 no options have been granted.

(12) RELATED PARTY TRANSACTIONS:
    The following transactions were carried out between the Company and corporations (including Canadian Utilities Limited) controlled by the same shareholder who controls the Company.

                                                            NINE MONTHS ENDED              YEAR ENDED
                                                               SEPTEMBER 30                DECEMBER 31
                                                           --------------------  -------------------------------
                                                             1995       1994       1994       1993       1992
                                                           ---------  ---------  ---------  ---------  ---------
Cost of administration and financial management..........  $     469  $     646  $     974  $     848  $     826
Sale of natural gas......................................     12,523     15,036     20,043      9,285      6,916
Cost of transportation...................................      8,245      6,429      8,370      8,880      9,517
Sale of interest in the Ethane Extraction Plant..........         --         --         --     10,350         --
Sale of undeveloped petroleum rights.....................      1,277         --         --         --         --
Cost of storage..........................................         --         --         51         95        101
Costs of drilling of wells and related services..........        295        478        761      1,308        683
Cost of power............................................        250        245        352        433         12
Payment of processing fees for facilities................        222        229        313        254        235
Revenue related to processing fees.......................        332         --        453         --         --
Cost of rental and leasehold improvements................          7          7          8         16         14
Accounts payable at period ended.........................         41         51         47         64         51

    These related party transactions are considered by management to be in the normal course of business and at market value.

(13) PENSIONS:
    Pension costs for the year amounted to $102,961 (1993 -- $358,826). The following table shows the present value of the accrued pension benefits based on an actuarial appraisal dated December 31, 1993 and projected to December 31, 1994 and the net assets available to provide for these benefits, measured on a basis adjusted to market over three years.

                                                                         AT DECEMBER 31
                                                                 -------------------------------
                                                                   1994       1993       1992
                                                                 ---------  ---------  ---------
Estimated market related value of assets.......................  $   5,836  $   5,533  $   4,397
Estimated accrued pension benefits.............................      5,318      4,851      4,157
                                                                 ---------  ---------  ---------
  Surplus......................................................  $     518  $     682  $     240
                                                                 ---------  ---------  ---------
                                                                 ---------  ---------  ---------

                              ATCOR RESOURCES LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              For each of the years in the three year period ended
  December 31, 1994 and for the nine months ended September 30, 1995 and 1994

       (Information with respect to the nine month periods is unaudited) (Tabular amounts are in thousands of Canadian dollars except where indicated)

(14) SEGMENTED INFORMATION:
    The oil and gas segment includes exploration, development and production of oil and natural gas while the natural gas marketing and processing segment includes the operations of the natural gas marketing business and of the Ethane Extraction Plant.

                                                                           YEAR ENDED DECEMBER 31, 1994
                                                                ---------------------------------------------------
                                                                             NATURAL GAS
                                                                 OIL & GAS   MARKETING &
                                                                PRODUCTION    PROCESSING    CORPORATE      TOTAL
                                                                -----------  ------------  -----------  -----------
Revenues......................................................  $    58,807   $  132,200    $      --   $   191,007
                                                                -----------  ------------  -----------  -----------
Cost of gas...................................................           --      105,732           --       105,732
Operating and gas transportation..............................       12,863       17,964           --        30,827
Royalties.....................................................       10,119           --           --        10,119
Alberta Royalty Tax Credit....................................       (1,621)          --           --        (1,621)
Depletion and depreciation....................................       27,160          300          677        28,137
                                                                -----------  ------------  -----------  -----------
                                                                     48,521      123,996          677       173,194
                                                                -----------  ------------  -----------  -----------
                                                                $    10,286   $    8,204    $    (677)       17,813
                                                                -----------  ------------  -----------
                                                                -----------  ------------  -----------
Investment income.............................................                                                  504
Settlement fee................................................                                                3,178
General and administrative....................................                                               (4,743)
Interest......................................................                                               (4,009)
Income taxes..................................................                                               (6,987)
                                                                                                        -----------
Net earnings..................................................                                          $     5,756
                                                                                                        -----------
                                                                                                        -----------
Identifiable assets...........................................  $   259,554   $   30,650    $   7,225   $   297,429
                                                                -----------  ------------  -----------  -----------
                                                                -----------  ------------  -----------  -----------
Capital expenditures..........................................  $    32,307   $      138    $   1,276   $    33,721
                                                                -----------  ------------  -----------  -----------
                                                                -----------  ------------  -----------  -----------

    Included in revenues relating to the natural gas marketing and processing segment are sales to customers in the United States of $30,362,000 in 1994; 1993 -- $31,805,000 and 1992 -- $31,352,000.

                              ATCOR RESOURCES LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              FOR EACH OF THE YEARS IN THE THREE YEAR PERIOD ENDED
  DECEMBER 31, 1994 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1994

       (INFORMATION WITH RESPECT TO THE NINE MONTH PERIODS IS UNAUDITED) (TABULAR AMOUNTS ARE IN THOUSANDS OF CANADIAN DOLLARS EXCEPT WHERE INDICATED)

(14) SEGMENTED INFORMATION: (CONTINUED)

                                                                           YEAR ENDED DECEMBER 31, 1993
                                                                ---------------------------------------------------
                                                                             NATURAL GAS
                                                                 OIL & GAS   MARKETING &
                                                                PRODUCTION    PROCESSING    CORPORATE      TOTAL
                                                                -----------  ------------  -----------  -----------
Revenues......................................................  $    51,528   $   72,816    $      --   $   124,344
                                                                -----------  ------------  -----------  -----------
Cost of gas...................................................           --       41,695           --        41,695
Operating and gas transportation..............................       13,331       18,622           --        31,953
Royalties.....................................................        8,972           --           --         8,972
Alberta Royalty Tax Credit....................................       (1,580)          --           --        (1,580)
Depletion and depreciation....................................       20,629        1,915          446        22,990
                                                                -----------  ------------  -----------  -----------
                                                                     41,352       62,232          446       104,030
                                                                -----------  ------------  -----------  -----------
                                                                $    10,176   $   10,584    $    (446)       20,314
                                                                -----------  ------------  -----------
                                                                -----------  ------------  -----------
Investment income.............................................                                                  258
General and administrative....................................                                               (4,385)
Gain on sale of interest Ethane Extraction Plant..............                                                7,326
Recovery of loss in value of securities.......................                                                   83
Interest......................................................                                               (2,767)
Income taxes..................................................                                              (10,591)
                                                                                                        -----------
Net earnings..................................................                                          $    10,238
                                                                                                        -----------
                                                                                                        -----------
Identifiable assets...........................................  $   262,127   $   37,476    $   6,599   $   306,202
                                                                -----------  ------------  -----------  -----------
                                                                -----------  ------------  -----------  -----------
Capital expenditures..........................................  $    24,706   $     (140)   $     828   $    25,394
                                                                -----------  ------------  -----------  -----------
                                                                -----------  ------------  -----------  -----------

                              ATCOR RESOURCES LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              FOR EACH OF THE YEARS IN THE THREE YEAR PERIOD ENDED
  DECEMBER 31, 1994 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1994

       (INFORMATION WITH RESPECT TO THE NINE MONTH PERIODS IS UNAUDITED) (TABULAR AMOUNTS ARE IN THOUSANDS OF CANADIAN DOLLARS EXCEPT WHERE INDICATED)

(14) SEGMENTED INFORMATION: (CONTINUED)

                                                                           YEAR ENDED DECEMBER 31, 1992
                                                                ---------------------------------------------------
                                                                             NATURAL GAS
                                                                 OIL & GAS   MARKETING &
                                                                PRODUCTION    PROCESSING    CORPORATE      TOTAL
                                                                -----------  ------------  -----------  -----------
Revenues......................................................  $    31,199   $   72,911    $      --   $   104,110
                                                                -----------  ------------  -----------  -----------
Cost of gas...................................................           --       40,074           --        40,074
Operating and gas transportation..............................        8,676       18,807           --        27,483
Royalties.....................................................        5,869           --           --         5,869
Alberta Royalty Tax Credit....................................       (1,530)          --           --        (1,530)
Depletion and depreciation....................................       12,447        2,118          362        14,927
                                                                -----------  ------------  -----------  -----------
                                                                     25,462       60,999          362        86,823
                                                                -----------  ------------  -----------  -----------
                                                                $     5,737   $   11,912    $    (362)       17,287
                                                                -----------  ------------  -----------
                                                                -----------  ------------  -----------
Investment income.............................................                                                  506
General and administrative....................................                                               (4,269)
Interest......................................................                                                 (144)
Income taxes..................................................                                               (5,907)
                                                                                                        -----------
Net earnings..................................................                                          $     7,473
                                                                                                        -----------
                                                                                                        -----------
Identifiable assets...........................................  $   224,577   $   24,691    $   6,941   $   256,209
                                                                -----------  ------------  -----------  -----------
                                                                -----------  ------------  -----------  -----------
Capital expenditures..........................................  $    40,538   $      226    $     227   $    40,991
                                                                -----------  ------------  -----------  -----------
                                                                -----------  ------------  -----------  -----------

(15) COMMITMENTS AND CONTINGENCIES:

    (a) ATCOR has various commitments including those to buy, sell and transport natural gas. These commitments are considered to be in the normal course of business and, in the opinion of management, no material losses are anticipated in fulfilling such commitments.

    (b) The Company has been advised by the operator of the Edmonton Ethane Extraction Plant that a joint venture audit has identified potential errors in the processing fees charged and in the allocations of product volumes for the period 1989 through 1993. It is estimated that the cost to the Company could be up to $1.6 million pre-tax. Since the amount has not yet been agreed, no charge has been recorded in the financial statements. It is anticipated that this charge will be finalized during 1995 (during 1996 as of September 30, 1995) and will be accounted for as a prior period adjustment.

    (c) As outlined in Note 1, the net book value of oil and natural gas properties is limited to a ceiling amount. At December 31, 1994, there was a small surplus of the ceiling amount over the related net book value based, in part, on the assumption that costs related to the Beaufort-Mackenzie Delta area (Note 9(b)) were unimpaired. The ceiling test at September 30, 1995 was prepared using average prices; if period end prices had been used, a write-down would have been necessary. After the issue of the financial statements as at September 30, 1995, revisions were made to the estimated reserves at that date to reflect possible reductions in such reserves. If the ceiling test at September 30, 1995 had been prepared using period end, rather than average prices, and if the revised reserve estimates had been used, an after-tax write-down of approximately $12,000,000 would have been required.

                              ATCOR RESOURCES LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              FOR EACH OF THE YEARS IN THE THREE YEAR PERIOD ENDED
  DECEMBER 31, 1994 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1994

       (INFORMATION WITH RESPECT TO THE NINE MONTH PERIODS IS UNAUDITED) (TABULAR AMOUNTS ARE IN THOUSANDS OF CANADIAN DOLLARS EXCEPT WHERE INDICATED)

(15) COMMITMENTS AND CONTINGENCIES: (CONTINUED)
    During December 1995, the principal shareholders of the Company (the "Shareholders") agreed to sell their shares in the Company to an unrelated U.S. based company which is to make a similar offer to the other shareholders of the Company and arrange the necessary financing. If these transactions are completed, the Company's investment in 50% of its properties in the Beaufort-Mackenzie Delta area are to be sold to these Shareholders for prices which are less than the carried costs of such properties. This would, in the absence of other changes to reserves and prices, result in a further ceiling test write-down of approximately $11,000,000 after tax. Certain other assets are also to be sold to the Shareholders for prices which would result in a gain.

    The ceiling test status at December 31, 1995 will depend on reserve quantities and prices at that date and completion of the above proposed sales to the Shareholders.

(16) RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES:
    The consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. These principles differ from United States GAAP; the principal differences are as follow:

    (a) Under U.S. GAAP the carrying value of petroleum and natural gas properties, net of deferred income taxes, is limited to the 10% present value of after-tax future net revenue from proved reserves (based on prices and costs at the balance sheet date) and the unimpaired cost of unproved properties (the "U.S. ceiling test"). Under Canadian GAAP, future net revenue is not discounted but project financing costs are deducted; this is the principal reason for the ceiling test writedown under U.S. GAAP.

    (b) U.S. GAAP requires that deferred tax assets or liabilities be computed on the difference between financial statement and income tax bases of assets and liabilities. Deferred tax provisions are based on the change during the period in the related deferred tax asset or liability accounts (Financial Accounting Standard 109 ("FAS 109")). FAS 109 effects are shown from December 31, 1991.

    (c) The Ethane Extraction Plant was sold to a related party. Under U.S. GAAP, the gain would be credited to contributed capital in the year the sale closed--1994.

    (d) Under U.S. GAAP, the excess of book value over quoted or fair value of investments would be written off if the impairment is other than temporary.

    (e) Under U.S. GAAP, the possible charge, referred to in Note 15(b), will be accounted for as a charge against earnings in the year the amount is resolved rather than as a prior period adjustment. Some $800,000 of the possible charge was determined probable in 1994 and the after tax effect is reflected below.

                              ATCOR RESOURCES LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              FOR EACH OF THE YEARS IN THE THREE YEAR PERIOD ENDED
  DECEMBER 31, 1994 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1994

       (INFORMATION WITH RESPECT TO THE NINE MONTH PERIODS IS UNAUDITED) (TABULAR AMOUNTS ARE IN THOUSANDS OF CANADIAN DOLLARS EXCEPT WHERE INDICATED)

(16) RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING
     PRINCIPLES: (CONTINUED)
    The effect of the differences between Canadian and U.S. GAAP on the consolidated statement of earnings are as follows:

                                                                NINE MONTHS ENDED               YEAR ENDED
                                                                  SEPTEMBER 30                 DECEMBER 31
                                                              ---------------------  --------------------------------
                                                                1995        1994        1994       1993       1992
                                                              ---------  ----------  ----------  ---------  ---------
Net income as reported......................................  $   1,919  $    2,475  $    5,756  $  10,238  $   7,473
(Increase) decrease in depletion (a)........................     (4,711)      1,817     (12,414)    (5,579)     2,191
Income taxes -- liability method (b)........................      1,425      (1,857)      1,264        936       (978)
                                                              ---------  ----------  ----------  ---------  ---------

                                                                1995        1994        1994       1993       1992
                                                              ---------  ----------  ----------  ---------  ---------
Elimination of gain on sale of interest in Ethane Extraction
 Plant, net of tax (c)......................................     --          --          --         (3,683)    --
Write-down of investment in securities (d)..................     --          --          --         --         (2,689)
Probable charge related to correction of a prior period
 error, net of tax (e)......................................     --          --            (448)    --         --
                                                              ---------  ----------  ----------  ---------  ---------
Net (loss) income under U.S. GAAP...........................  $  (1,367) $    2,435  $   (5,842) $   1,912  $   5,997
                                                              ---------  ----------  ----------  ---------  ---------
                                                              ---------  ----------  ----------  ---------  ---------
(Loss) earnings per share under U.S. GAAP...................  $   (0.04) $     0.06  $    (0.15) $    0.04  $    0.18
                                                              ---------  ----------  ----------  ---------  ---------
                                                              ---------  ----------  ----------  ---------  ---------

    As outlined in Note 15(c), the estimated oil and gas reserves of the Company were revised to reflect possible reductions in reserve quantities after the Canadian GAAP financial statements for the nine months ended September 30, 1995 were issued. The U.S. GAAP financial statements have been prepared reflecting the effect of this possible reduction in oil and gas reserves.

    The reported cash flows in the consolidated statement of changes in financial condition under U.S. GAAP are as follows:

                                                            NINE MONTHS ENDED                 YEAR ENDED
                                                               SEPTEMBER 30                  DECEMBER 31
                                                          ----------------------  ----------------------------------
                                                             1995        1994        1994        1993        1992
                                                          ----------  ----------  ----------  ----------  ----------
Operating activities....................................  $   28,205  $   27,251  $   37,021  $   27,388  $   27,500
Financing activities....................................     (14,824)     (8,635)    (11,798)     14,406      12,929
Investing activities....................................     (13,381)     (8,366)    (14,973)    (50,897)    (40,737)

------------------------

                              ATCOR RESOURCES LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              FOR EACH OF THE YEARS IN THE THREE YEAR PERIOD ENDED
  DECEMBER 31, 1994 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1994

       (INFORMATION WITH RESPECT TO THE NINE MONTH PERIODS IS UNAUDITED) (TABULAR AMOUNTS ARE IN THOUSANDS OF CANADIAN DOLLARS EXCEPT WHERE INDICATED)

(16) RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING
     PRINCIPLES: (CONTINUED)
    The effect of U.S. GAAP on retained earnings is as follows:

Retained earnings under Canadian GAAP, December 31, 1991.................  $  16,148
Charge on adoption for FAS 109...........................................     (2,851)
Write-down of oil and gas assets required under U.S. ceiling test at
 December 31, 1991.......................................................    (31,055)
                                                                           ---------
    Deficit at December 31, 1991 restated under U.S. GAAP................    (17,758)
Net income (loss) under U.S. GAAP for the years ended
  December 31, 1992......................................................      5,997
  December 31, 1993......................................................      1,912
  December 31, 1994......................................................     (5,842)
                                                                           ---------
                                                                             (15,691)
Dividends declared during the years ended
  December 31, 1992......................................................       (747)
  December 31, 1993......................................................       (591)
  December 31, 1994......................................................         --
                                                                           ---------
                                                                              (1,338)
                                                                           ---------
    Deficit at December 31, 1994 under U.S. GAAP.........................    (17,029)
                                                                           ---------
Net loss for the nine month period ended September 30, 1995 under U.S.
 GAAP (unaudited)........................................................     (1,367)
                                                                           ---------
Deficit at September 30, 1995 under U.S. GAAP (unaudited)................  $ (18,396)
                                                                           ---------
                                                                           ---------

NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR ANY OF THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH QUALIFIED SOLICITATION.

                               ------------------

                               TABLE OF CONTENTS

                                                    PAGE
                                                    -----
Prospectus Summary.............................           3
Risk Factors...................................          10
The Company....................................          15
Use of Proceeds................................          15
Capitalization.................................          16
Price Range of Common Stock....................          17
Dividend Policy................................          17
Selected Financial and Operating
  Data.........................................          18
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...................................          21
Business and Properties........................          37
The Anschutz and JEDI Transactions.............          52
Management.....................................          56
Principal and Selling Shareholders.............          59
Description of Capital Stock...................          61
Underwriting...................................          65
Legal Opinions.................................          66
Experts........................................          66
Certain Definitions............................          66
Available Information..........................          67
Incorporation of Certain Documents by
  Reference....................................          68
Index to Consolidated Financial Statements.....         F-1

60,000,000 SHARES

FOREST OIL
CORPORATION

COMMON STOCK
($.10 PAR VALUE)

                                     [LOGO]

SALOMON BROTHERS INC
DILLON, READ & CO. INC.
MORGAN STANLEY & CO.
                INCORPORATED

CHASE SECURITIES, INC.

PROSPECTUS

DATED             , 1996

                                    PART II
                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

SEC registration fee.............................................  $  64,004
NASD fee.........................................................     19,061
Printing and engraving expenses..................................      *
Accounting fees..................................................      *
Legal fees.......................................................      *
Blue Sky fees and expenses.......................................      *
Transfer Agent and Registrar fee.................................      *
Miscellaneous....................................................      *
                                                                   ---------
    Total........................................................  $
                                                                   ---------
                                                                   ---------

*   To be filed by amendment

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Sections 721 through 725 of the Business Corporation Law of the State of New York (the "BCL"), in which Forest Oil Corporation is incorporated, permit New York corporations, acting through their boards of directors, to extend broad protection to their directors, officers and other employees by way of indemnity and advancement of expenses. These sections (1) provide that the statutory indemnification provisions of the BCL are not exclusive, provided that no indemnification may be made to or on behalf of any director or officer if a judgment or other final adjudication adverse to the director or officer establishes that his acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that he personally gained in fact a financial profit or other advantage to which he was not entitled, (2) establish procedures for indemnification and advancement of expenses that may be contained in the certificate of incorporation or by-laws, or, when authorized by either of the foregoing, set forth in a resolution of the shareholders or directors or an agreement providing for indemnification and advancement of expenses, (3) apply a single standard for statutory indemnification for third-party and derivative suits by providing that indemnification is available if the director or officer acted, in good faith, for a purpose which he reasonably believed to be in the best interests of the corporation, and, in criminal actions, had no reasonable cause to believe that his conduct was unlawful, (4) eliminate the requirement for mandatory statutory indemnification that the indemnified party be "wholly" successful and (5) provide for the advancement of litigation expenses upon receipt of an undertaking to repay such advance if the director or officer is ultimately determined not to be entitled to indemnification. Section 726 of the BCL permits the purchase of insurance to indemnify a corporation or its officers and directors to the extent permitted. Essentially, the amended BCL allows corporations to provide for indemnification of directors, officers and employees except in those cases where a judgment or other final adjudication adverse to the indemnified party establishes that the acts were committed in bad faith or were the result of active and deliberate dishonesty or that the indemnified party personally gained a financial profit or other advantage to which he was not legally entitled.

    Article IX of the By-laws of Forest Oil Corporation contains very broad indemnification provisions which permit the corporation to avail itself of the amended BCL to extend broad protection to its directors, officers and employees by way of indemnity and advancement of expenses. It sets out the standard under which the Company will indemnify directors and officers, provides for reimbursement in such instances, for the advancement or reimbursement for expenses reasonably incurred in defending an action, and for the extension of indemnity to persons other than directors and officers. It also establishes the manner of handling indemnification when a lawsuit is settled. It is not intended that this By-law is an exclusive method of indemnification.

    Article IX of the By-laws may only be amended prospectively. In addition, the Company cannot, except by elimination or amendment of such section of the By- laws, limit the rights of any indemnified person to indemnity or advancement of expenses provided in accordance with this By-law. It also permits the indemnify person to sue the Company for indemnification, shifting the burden of proof to the Company to prove that the indemnified person has not met the standards of conduct required for indemnification and requires the Company to pay the costs of such suit if the indemnified person is successful.

    The Restated Certificate of Incorporation of the Company limits the personal liability of the Company's directors to the fullest extent permitted under the BCL.

    Additionally, the BCL was amended in 1987 to allow New York corporations to limit or eliminate director's liability for certain breaches of duty. The Restated Certificate of Incorporation provides that a director of the Company shall not be liable to the Company or its shareholders for damages for any breach of duty in such a capacity unless a judgment or other final adjudication adverse to the director establishes that:

        (a) the director's acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law; or

        (b) the director personally gained in fact a financial profit or other advantage to which the director was not legally entitled; or

        (c) the director's acts violated Section 719 of the BCL.

    A director's liability for any act or omission prior to the adoption of the amendment to the BCL to eliminate director's liability for certain breaches of duty shall not be eliminated or limited by virtue thereof and any repeal or modification of the foregoing provisions of, or the adoption of any provision of, the Restated Certificate of Incorporation inconsistent with the BCL shall not adversely affect any right, immunity or protection of director existing thereunder with respect to any act or omission occurring prior to or at the time of such repeal or modification or the adoption of such inconsistent provision.

    If the BCL is subsequently amended to permit the further elimination or limitation of the personal liability of a director, then the liability of the director shall be eliminated or limited to the fullest extent permitted by the BCL as so amended.

    The Company has insurance coverage which protects directors and officers of Forest Oil Corporation and its subsidiaries against judgments, settlements and legal costs incurred because of actual or alleged errors or omissions in connection with their activities as directors or Officers of Forests Oil Corporation and its subsidiaries. One of the policies is a Directors and Officers Liability and Corporation Reimbursement Policy, which covers the period July 25, 1995 to July 25, 1996. Where Forest Oil Corporation or its subsidiaries indemnifies covered directors and officers, Forest Oil Corporation is responsible for a $500,000 deductible per loss. The maximum annual cumulative policy limit is $20 million.

    The Company also has Pension Trust Liability Coverage as respects Forest Oil Corporation Pension Trust and the Retirement Savings Plan. It covers legal liability and defense of Plan sponsors and fiduciaries for certain claims based upon actual or alleged Breach of Fiduciary Duty (as defined in the policy) as respects the covered benefit plans. The coverage limit is $10 million (annual cumulative policy limit) and is subject to a deductible of $100,000 for each loss when indemnifiable by Forest Oil Corporation and its subsidiaries.

    These policies contain exclusions commonly found in such insurance policies including, but not limited to, exclusions for claims based on fines and penalties imposed by law or other matters deemed uninsurable by law, claims brought by one insured against another insured, claims based upon or attributable to an officer or director gaining any personal profit or advantage to which he or she is not legally entitled, adjudicated acts of active or deliberate dishonesty, and claims based upon attempts

(whether alleged or actual, successful or unsuccessful) by persons to acquire securities of the Company against the opposition of the Company's Board of Directors and in connection with which the Company acquires its securities from such persons at a price not available to all other shareholders or gives consideration to such persons to terminate such attempts. Also excluded are those attempts (whether alleged or actual, successful or unsuccessful) by the Company to acquire its securities at a premium over the then existing market price other than pursuant to an offer to all of the holders of that class.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person thereof in connection with the securities being registered (and the Securities and Exchange Commission is still of the same opinion), the company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 16.  EXHIBITS.

   **      Exhibit 1.1      Form of Underwriting Agreement.
           Exhibit 3(i)     Restated  Certificate of Incorporation of  Forest Oil Corporation dated
                            October 14, 1993, incorporated herein  by reference to Exhibit 3(i)  to
                            Form  10-Q for Forest  Oil Corporation for  the quarter ended September
                            30, 1993 (File No. 0-4597).
           Exhibit 3(i)(a)  Certificate of Amendment of  the Restated Certificate of  Incorporation
                            dated  as of July 20, 1995, incorporated herein by reference to Exhibit
                            3(i)(a) to Form 10-Q for Forest  Oil Corporation for the quarter  ended
                            June 30, 1995 (File No. 0-4597).
           Exhibit 3(i)(b)  Certificate  of Amendment of the  Certificate of Incorporation dated as of July 26, 1995, incorporated  herein by reference to Exhibit  3(i)(b)
                            to  Form 10-Q for Forest Oil Corporation for the quarter ended June 30,
                            1995 (File No. 0-4597).
           Exhibit 3(ii)    Restated By-Laws of Forest Oil Corporation as of May 9, 1990, Amendment
                            No. 1 to By-Laws dated as of April 2, 1991, Amendment No. 2 to  By-Laws dated  as of May 8,  1991, Amendment No. 3 to  By-Laws dated as of July
                            30, 1991, Amendment  No. 4  to By-Laws dated  as of  January 17,  1992,
                            Amendment No. 5 to By-Laws dated as of March 18, 1993 and Amendment No.
                            6  to By-Laws  dated as of  September 14, 1993,  incorporated herein by reference to Exhibit 3(ii) to Form 10-Q for Forest Oil Corporation  for
                            the quarter ended September 30, 1993 (File No. 0-4597).
           Exhibit          Amendment  No. 7 to By-Laws dated  as of December 3, 1993, incorporated
           3(ii)(a)         herein by reference  to Exhibit 3(ii)(a)  to Form 10-K  for Forest  Oil
                            Corporation for the year ended December 31, 1993 (File No. 0-4597).
           Exhibit          Amendment  No. 8 to By-Laws dated as of February 24, 1994, incorporated
           3(ii)(b)         herein by reference  to Exhibit 3(ii)(b)  to Form 10-K  for Forest  Oil
                            Corporation for the year ended December 31, 1993 (File No. 0-4597).
           Exhibit          Amendment  No.  9 to  By-Laws dated  as of  May 15,  1995, incorporated
           3(ii)(c)         herein by reference  to Exhibit 3(ii)(c)  to Form 10-Q  for Forest  Oil
                            Corporation for the quarter ended June 30, 1995 (File No. 0-4597).

           Exhibit          Amendment  No. 10  to By-Laws dated  as of July  27, 1995, incorporated
           3(ii)(d)         herein by reference  to Exhibit 3(ii)(d)  to Form 10-Q  for Forest  Oil
                            Corporation for the quarter ended June 30, 1995 (File No. 0-4597).
           Exhibit 4.1      Indenture  dated as of September 8, 1993 between Forest Oil Corporation and Shawmut  Bank,  Connecticut, (National  Association),  incorporated herein  by  reference  to  Exhibit  4.1 to  Form  10-Q  for  Forest Oil
                            Corporation for the quarter ended September 30, 1993 (File No. 0-4597).
           Exhibit 4.2      Loan  Agreement  between  Forest  Oil  Corporation  and  Joint   Energy
                            Development  Investments Limited  Partnership dated as  of December 28,
                            1993, incorporated herein by reference to  Exhibit 4.1 to Form 8-K  for
                            Forest Oil Corporation dated December 30, 1993 (File No. 0-4597).
           Exhibit 4.3      Second  Amendment  effective as  of  July 27,  1995  to Deed  of Trust,
                            Assignment of Production, Security  Agreement and Financing  Statement,
                            incorporated  herein by reference to Exhibit 4.2 to Form 8-K for Forest
                            Oil Corporation dated October 11, 1995 (File No. 0-4597).
           Exhibit 4.4      Amended and  Restated Credit  Agreement  dated as  of August  31,  1995
                            between   Forest  Oil   Corporation  and   Subsidiaries,  Borrower  and
                            Subsidiary  Guarantors   and  The   Chase  Manhattan   Bank   (National
                            Association), as agent, incorporated herein by reference to Exhibit 4.1 to Form 10-Q for Forest Oil Corporation for the quarter ended September
                            30, 1995 (File No. 0-4597).
           Exhibit 4.5      First  Amendment dated as of December  28, 1993 relating to Exhibit 4.2 hereof, incorporated herein by  reference to Exhibit  4.3 to Form  10-Q for  Forest Oil Corporation  for the quarter ended  June 30, 1994 (File
                            No. 0-4597).
           Exhibit 4.6      Second Amendment dated  as of  July 27,  1995 relating  to Exhibit  4.2 hereof, incorporated by reference to Exhibit 4.1.
           Exhibit 4.7      Deed  of  Trust,  Assignment  of  Production,  Security  Agreement  and
                            Financing Statement dated as of December 28, 1993 by and between Forest
                            Oil  Corporation  and  Joint  Energy  Development  Investments  Limited
                            Partnership,  incorporated herein by  reference to Exhibit  4.2 to Form
                            8-K for  Forest  Oil Corporation  dated  December 30,  1993  (File  No.
                            0-4597).
           Exhibit 4.8      First  Amendment  dated as  of June  15, 1994  relating to  Exhibit 4.7 hereof, incorporated herein by  reference to Exhibit  4.4 to Form  10-Q for  Forest Oil Corporation  for the quarter ended  June 30, 1994 (File
                            No. 0-4597).
    *      Exhibit 4.9      Specimen of Common Stock Certificate.
           Exhibit 4.10     Act of  Mortgage,  Assignment  of Production,  Security  Agreement  and
                            Financing  Statement dated as  of December 28,  1993 between Forest Oil
                            Corporation  and   Joint   Energy   Development   Investments   Limited
                            Partnership,  incorporated herein by  reference to Exhibit  4.3 to Form
                            8-K for  Forest  Oil Corporation  dated  December 30,  1993  (File  No.
                            0-4597).
           Exhibit 4.11     Warrant  Agreement  dated as  of December  3,  1991 between  Forest Oil
                            Corporation and  The Chase  Manhattan Bank  (National Association),  as
                            Warrant  Agent  (including  Form of  Warrant),  incorporated  herein by reference to Exhibit 4.7  to Form 10-K for  Forest Oil Corporation  for
                            the year ended December 31, 1991 (File No. 0-4597).
           Exhibit 4.12     Rights  Agreement between Forest Oil  Corporation and Mellon Securities
                            Trust  Company,  as  Rights  Agent  dated  as  of  October  14,   1993,
                            incorporated herein by reference to Exhibit 4.3 to Form 10-Q for Forest
                            Oil  Corporation for  the quarter  ended September  30, 1993  (File No.
                            0-4597).

   **      Exhibit 4.13     Acquisition Agreement  among Forest  Oil Corporation,  ATCOR  Resources
                            Ltd.,  ATCO Ltd., Canadian Utilities  Limited and CanUtilities Holdings
                            Ltd. dated December 12, 1995.
   **      Exhibit  5.      Opinion of Vinson  & Elkins  L.L.P., relating  to the  legality of  the
                            Common  Stock,  par value  $.10 per  share,  of Forest  Oil Corporation registered pursuant hereto.
           Exhibit 10.1     Description of Employee Overriding Royalty Bonuses, incorporated herein by reference to Exhibit  10.1 to Form 10-K  for Forest Oil  Corporation
                            for the year ended December 31, 1990 (File No. 0-4597).
           Exhibit 10.2     Description  of Executive  Life Insurance Plan,  incorporated herein by reference to Exhibit 10.2 to Form  10-K for Forest Oil Corporation  for
                            the year ended December 31, 1991 (File No. 0-4597).
           Exhibit 10.3     Form   of   non-qualified   Executive   Deferred   Compensation   Plan,
                            incorporated herein  by reference  to  Exhibit 10.3  to Form  10-Q  for
                            Forest  Oil Corporation for  the quarter ended June  30, 1990 (File No.
                            0-4597).
           Exhibit 10.4     Form  of   non-qualified   Supplemental  Executive   Retirement   Plan,
                            incorporated  herein  by reference  to Exhibit  10.4  to Form  10-K for
                            Forest Oil Corporation for the year  ended December 31, 1990 (File  No.
                            0-4597).
           Exhibit 10.5     Form   of  Executive  Retirement   Agreement,  incorporated  herein  by
                            reference to Exhibit 10.5 to Form  10-K for Forest Oil Corporation  for
                            the year ended December 31, 1990 (File No. 0-4597).
           Exhibit 10.6     Forest  Oil Corporation  1992 Stock  Option Plan  and Option Agreement,
                            incorporated herein  by reference  to  Exhibit 10.7  to Form  10-K  for
                            Forest  Oil Corporation for the year  ended December 31, 1991 (File No.
                            0-4597).
           Exhibit 10.7     Letter Agreement with Richard B. Dorn relating to a revision to Exhibit
                            10.5 hereof, incorporated herein by reference to Exhibit 10.11 to  Form
                            10-K  for Forest Oil  Corporation for the year  ended December 31, 1991
                            (File No. 0-4597).
           Exhibit 10.8     Forest Oil Corporation Annual Incentive Plan effective as of January 1,
                            1992, incorporated herein by reference to Exhibit 10.8 to Form 10-K for
                            Forest Oil Corporation for the year  ended December 31, 1992 (File  No.
                            0-4597).
           Exhibit 10.9     Form of Executive Severance Agreement, incorporated herein by reference to  Exhibit 10.9 to Form  10-K for Forest Oil  Corporation for the year ended December 31, 1993 (File No. 0-597).
           Exhibit 10.10    Form of Settlement Agreement and  General Release between John F.  Dorn and  Forest Oil Corporation dated March 7, 1994, incorporated herein by reference to Exhibit 10.10 to Form 10-K for Forest Oil Corporation  for
                            the year ended December 31, 1993 (File No. 0-4597).
           Exhibit 11       Forest  Oil Corporation and Subsidiaries -- Calculation of Earnings per
                            Share of Common Stock.
   **      Exhibit 23.1     Consent of Vinson & Elkins L.L.P. (included in Exhibit 5 hereto).
    *      Exhibit 23.2     Consent of KPMG Peat Marwick LLP.
    *      Exhibit 23.3     Consent of Price Waterhouse.
    *      Exhibit 24       Powers of Attorney of the  following Officers and Directors: Donald  H.
                            Anderson,  Philip F. Anschutz, Robert  S. Boswell, Richard J. Callahan,
                            Dale F. Dorn, William L. Dorn, David H. Keyte, James H. Lee, Daniel  L.
                            McNamara, Craig D. Slater, Joan C. Sonnen, Drake S. Tempest and Michael
                            B. Yanney.

------------------------
 *  Filed herewith.

**  To be filed by amendment.

ITEM 17.  UNDERTAKINGS.

    The undersigned registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on December 12, 1995.

                                          FOREST OIL CORPORATION

                                          By: ______/s/_DANIEL L. MCNAMARA______
                                                      Daniel L. McNamara
                                               CORPORATE COUNSEL AND SECRETARY

    Pursuant   to  the  requirements  of  the   Securities  Act  of  1933,  this
registration statement has been signed by the following persons in the capacities indicated and on the dates indicated.

                      SIGNATURES                                      TITLE                         DATE
------------------------------------------------------  ---------------------------------  ----------------------
                                                        President and Chief Executive
                  ROBERT S. BOSWELL*                     Officer (Principal Executive        December 12, 1995
                 (Robert S. Boswell)                     Officer)

                                                        Vice President and Chief
                   DAVID H. KEYTE*                       Financial Officer (Principal        December 12, 1995
                   (David H. Keyte)                      Financial Officer)

                   JOAN C. SONNEN*                      Controller (Principal Accounting
                   (Joan C. Sonnen)                      Officer)                            December 12, 1995

                 PHILIP F. ANSCHUTZ*
                 (Philip F. Anschutz)

                 DONALD H. ANDERSON*
                 (Donald H. Anderson)

                  ROBERT S. BOSWELL*
                 (Robert S. Boswell)                    Directors of the Registrant          December 12, 1995

                 RICHARD J. CALLAHAN*
                (Richard J. Callahan)

                    DALE F. DORN*
                    (Dale F. Dorn)

                   WILLIAM L. DORN*
                  (William L. Dorn)

                    JAMES H. LEE*
                    (James H. Lee)

                   CRAIG D. SLATER*
                  (Craig D. Slater)

                  DRAKE S. TEMPEST*
                  (Drake S. Tempest)

                  MICHAEL B. YANNEY*
                 (Michael B. Yanney)

              *By: /s/Daniel L. McNamara
                    Daniel L. McNamara
                 (AS ATTORNEY-IN-FACT FOR
              EACH OF THE PERSONS INDICATED)

                                 EXHIBIT INDEX

                                                                                                                     PAGE
               EXHIBIT NO.                                         DESCRIPTION                                        NO.
           --------------------  --------------------------------------------------------------------------------  ---------
   **      Exhibit 1.1           Form of Underwriting Agreement.
           Exhibit 3(i)          Restated  Certificate of Incorporation  of Forest Oil  Corporation dated October
                                 14, 1993, incorporated  herein by  reference to Exhibit  3(i) to  Form 10-Q  for
                                 Forest  Oil  Corporation for  the  quarter ended  September  30, 1993  (File No.
                                 0-4597).
           Exhibit 3(i)(a)       Certificate of Amendment of the  Restated Certificate of Incorporation dated  as of  July 20, 1995, incorporated  herein by reference to  Exhibit 3(i)(a) to Form
                                 10-Q for Forest Oil Corporation  for the quarter ended  June 30, 1995 (File  No.
                                 0-4597).
           Exhibit 3(i)(b)       Certificate  of Amendment of  the Certificate of Incorporation  dated as of July
                                 26, 1995, incorporated herein by reference  to Exhibit 3(i)(b) to Form 10-Q  for
                                 Forest Oil Corporation for the quarter ended June 30, 1995 (File No. 0-4597).
           Exhibit 3(ii)         Restated By-Laws of Forest Oil Corporation as of May 9, 1990, Amendment No. 1 to
                                 By-Laws dated as of April 2, 1991, Amendment No. 2 to By-Laws dated as of May 8,
                                 1991,  Amendment No. 3 to By-Laws dated as  of July 30, 1991, Amendment No. 4 to
                                 By-Laws dated as of  January 17, 1992,  Amendment No. 5 to  By-Laws dated as  of
                                 March  18, 1993 and Amendment  No. 6 to By-Laws dated  as of September 14, 1993, incorporated herein by reference  to Exhibit 3(ii) to  Form 10-Q for Forest  Oil
                                 Corporation for the quarter ended September 30, 1993 (File No. 0-4597).
           Exhibit 3(ii)(a)      Amendment  No. 7 to By-Laws dated as of December 3, 1993, incorporated herein by reference to Exhibit 3(ii)(a)  to Form 10-K for  Forest Oil Corporation for  the
                                 year ended December 31, 1993 (File No. 0-4597).
           Exhibit 3(ii)(b)      Amendment No. 8 to By-Laws dated as of February 24, 1994, incorporated herein by reference  to Exhibit 3(ii)(b) to  Form 10-K for Forest  Oil Corporation for the
                                 year ended December 31, 1993 (File No. 0-4597).
           Exhibit 3(ii)(c)      Amendment No. 9  to By-Laws dated  as of  May 15, 1995,  incorporated herein  by reference  to Exhibit 3(ii)(c) to  Form 10-Q for Forest  Oil Corporation for the
                                 quarter ended June 30, 1995 (File No. 0-4597).
           Exhibit 3(ii)(d)      Amendment No. 10 to By-Laws  dated as of July  27, 1995, incorporated herein  by reference  to Exhibit 3(ii)(d) to  Form 10-Q for Forest  Oil Corporation for the
                                 quarter ended June 30, 1995 (File No. 0-4597).
           Exhibit 4.1           Indenture dated  as of  September 8,  1993 between  Forest Oil  Corporation  and
                                 Shawmut  Bank,  Connecticut,  (National  Association),  incorporated  herein  by reference to Exhibit 4.1 to Form 10-Q for Forest Oil Corporation for the quarter ended September 30, 1993 (File No. 0-4597).
           Exhibit 4.2           Loan Agreement  between  Forest Oil  Corporation  and Joint  Energy  Development
                                 Investments  Limited  Partnership dated  as of  December 28,  1993, incorporated herein by reference to Exhibit 4.1 to Form 8-K for Forest Oil Corporation  dated
                                 December 30, 1993 (File No. 0-4597).

                                                                                                                     PAGE
               EXHIBIT NO.                                         DESCRIPTION                                        NO.
           --------------------  --------------------------------------------------------------------------------  ---------
           Exhibit 4.3           Second  Amendment effective as of July 27,  1995 to Deed of Trust, Assignment of
                                 Production, Security Agreement and  Financing Statement, incorporated herein  by reference to Exhibit 4.2 to Form 8-K for Forest Oil Corporation dated October11,
                                 1995 (File No. 0-4597).
           Exhibit 4.4           Amended and Restated Credit Agreement dated as of August 31, 1995 between Forest
                                 Oil  Corporation and  Subsidiaries, Borrower  and Subsidiary  Guarantors and The
                                 Chase Manhattan Bank  (National Association), as  agent, incorporated herein  by reference to Exhibit 4.1 to Form 10-Q for Forest Oil Corporation for the quarter ended September 30, 1995 (File No. 0-4597).
           Exhibit 4.5           First  Amendment dated as of  December 28, 1993 relating  to Exhibit 4.2 hereof, incorporated herein by  reference to  Exhibit 4.3 to  Form 10-Q  for Forest  Oil
                                 Corporation for the quarter ended June 30, 1994 (File No. 0-4597).
           Exhibit 4.6           Second  Amendment dated  as of  July 27,  1995 relating  to Exhibit  4.2 hereof, incorporated by reference to Exhibit 4.1.
           Exhibit 4.7           Deed of  Trust,  Assignment  of Production,  Security  Agreement  and  Financing
                                 Statement  dated as of December  28, 1993 by and  between Forest Oil Corporation and Joint  Energy  Development  Investments  Limited  Partnership,  incorporated herein  by reference to Exhibit 4.2 to Form 8-K for Forest Oil Corporation dated
                                 December 30, 1993 (File No. 0-4597).
           Exhibit 4.8           First Amendment  dated as  of June  15,  1994 relating  to Exhibit  4.7  hereof, incorporated  herein by  reference to  Exhibit 4.4 to  Form 10-Q  for Forest Oil
                                 Corporation for the quarter ended June 30, 1994 (File No. 0-4597).
    *      Exhibit 4.9           Specimen of Common Stock Certificate.
           Exhibit 4.10          Act of  Mortgage, Assignment  of Production,  Security Agreement  and  Financing
                                 Statement dated as of December 28, 1993 between Forest Oil Corporation and Joint
                                 Energy  Development  Investments  Limited  Partnership,  incorporated  herein by reference to Exhibit 4.3 to Form  8-K for Forest Oil Corporation dated  December
                                 30, 1993 (File No. 0-4597).
           Exhibit 4.11          Warrant  Agreement dated as  of December 3, 1991  between Forest Oil Corporation and The Chase Manhattan Bank (National Association), as Warrant Agent (including
                                 Form of Warrant), incorporated herein by  reference to Exhibit 4.7 to Form  10-K for  Forest  Oil Corporation  for the  year  ended December  31, 1991  (File No.
                                 0-4597).
           Exhibit 4.12          Rights Agreement  between Forest  Oil Corporation  and Mellon  Securities  Trust
                                 Company,  as Rights Agent dated  as of October 14,  1993, incorporated herein by reference to Exhibit 4.3 to Form 10-Q for Forest Oil Corporation for the quarter ended September 30, 1993 (File No. 0-4597).
   **      Exhibit 4.13          Acquisition Agreement among Forest Oil  Corporation, ATCOR Resources Ltd.,  ATCO
                                 Ltd.,  Canadian Utilities Limited and  CanUtilities Holdings Ltd. dated December
                                 12, 1995.
   **      Exhibit  5.           Opinion of Vinson & Elkins L.L.P., relating to the legality of the Common Stock, par value $.10 per share, of Forest Oil Corporation registered pursuant hereto.
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                                                                                                                     PAGE
               EXHIBIT NO.                                         DESCRIPTION                                        NO.
           --------------------  --------------------------------------------------------------------------------  ---------
           Exhibit 10.1          Description of  Employee  Overriding  Royalty Bonuses,  incorporated  herein  by reference  to Exhibit 10.1 to Form 10-K  for Forest Oil Corporation for the year ended December 31, 1990 (File No. 0-4597).
           Exhibit 10.2          Description of Executive Life Insurance  Plan, incorporated herein by  reference to  Exhibit 10.2  to Form  10-K for  Forest Oil  Corporation for  the year ended
                                 December 31, 1991 (File No. 0-4597).
           Exhibit 10.3          Form of non-qualified Executive Deferred Compensation Plan, incorporated  herein by  reference to Exhibit  10.3 to Form  10-Q for Forest  Oil Corporation for the
                                 quarter ended June 30, 1990 (File No. 0-4597).
           Exhibit 10.4          Form of  non-qualified  Supplemental  Executive  Retirement  Plan,  incorporated herein  by reference to Exhibit 10.4 to Form 10-K for Forest Oil Corporation for
                                 the year ended December 31, 1990 (File No. 0-4597).
           Exhibit 10.5          Form of  Executive Retirement  Agreement, incorporated  herein by  reference  to
                                 Exhibit 10.5 to Form 10-K for Forest Oil Corporation for the year ended December
                                 31, 1990 (File No. 0-4597).
           Exhibit 10.6          Forest Oil Corporation 1992 Stock Option Plan and Option Agreement, incorporated herein  by reference to Exhibit 10.7 to Form 10-K for Forest Oil Corporation for
                                 the year ended December 31, 1991 (File No. 0-4597).
           Exhibit 10.7          Letter Agreement with  Richard B. Dorn  relating to a  revision to Exhibit  10.5 hereof,  incorporated  herein by  reference to  Exhibit 10.11  to Form  10-K for
                                 Forest Oil Corporation for the year ended December 31, 1991 (File No. 0-4597).
           Exhibit 10.8          Forest Oil Corporation Annual  Incentive Plan effective as  of January 1,  1992, incorporated  herein by reference  to Exhibit 10.8  to Form 10-K  for Forest Oil
                                 Corporation for the year ended December 31, 1992 (File No. 0-4597).
           Exhibit 10.9          Form of  Executive  Severance Agreement,  incorporated  herein by  reference  to
                                 Exhibit 10.9 to Form 10-K for Forest Oil Corporation for the year ended December
                                 31, 1993 (File No. 0-597).
           Exhibit 10.10         Form of Settlement Agreement and General Release between John F. Dorn and Forest
                                 Oil Corporation dated March 7, 1994, incorporated herein by reference to Exhibit
                                 10.10  to Form 10-K for  Forest Oil Corporation for  the year ended December 31,
                                 1993 (File No. 0-4597).
           Exhibit 11            Forest Oil Corporation and Subsidiaries -- Calculation of Earnings per Share  of
                                 Common Stock.
   **      Exhibit 23.1          Consent of Vinson & Elkins L.L.P. (included in Exhibit 5 hereto).
    *      Exhibit 23.2          Consent of KPMG Peat Marwick LLP.
    *      Exhibit 23.3          Consent of Price Waterhouse.
    *      Exhibit 24            Powers  of Attorney of the following Officers and Directors: Donald H. Anderson,
                                 Philip F.  Anschutz, Robert  S.  Boswell, Richard  J.  Callahan, Dale  F.  Dorn,
                                 William  L. Dorn,  David H. Keyte,  James H.  Lee, Daniel L.  McNamara, Craig D.
                                 Slater, Joan C. Sonnen, Drake S. Tempest and Michael B. Yanney.
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------------------------
 *  Filed herewith.

**  To be filed by amendment.